  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 19, 1997

                                                REGISTRATION NO. 333-28969
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                             METROMAIL CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

      DELAWARE                       7331                           13-3015410
  (STATE OR OTHER        (PRIMARY STANDARD INDUSTRIAL                (I.R.S.
  JURISDICTION OF         CLASSIFICATION CODE NUMBER)                EMPLOYER
  INCORPORATION OR                                                IDENTIFICATION
   ORGANIZATION)                                                      NUMBER)

                             360 EAST 22ND STREET
                            LOMBARD, IL 60148-4989
                                (630) 620-3300
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)

                               THOMAS J. QUARLES
  SENIOR VICE PRESIDENT, CHIEF ADMINISTRATIVE OFFICER, SECRETARY AND GENERAL
                                    COUNSEL
                             360 EAST 22ND STREET
                            LOMBARD, IL 60148-4989
                                (630) 620-3300
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
                               DENNIS V. OSIMITZ
                                SIDLEY & AUSTIN
                           ONE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60603

  APPROXIMATE DATE COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement and the effective time of the merger (the "Merger") of MML Merging Company, a wholly owned subsidiary of Metromail Corporation, with and into Atlantes Corporation ("Atlantes"), pursuant to the Merger Agreement described herein.

  IF THE SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED IN CONNECTION WITH THE FORMATION OF A HOLDING COMPANY AND THERE IS COMPLIANCE WITH GENERAL INSTRUCTION G, CHECK THE FOLLOWING BOX. [_]

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                              [LOGO ATLANTES(TM)]

--------------------------------------------------------------------------------

 Dear Shareholder:                                         June 19, 1997

   We are pleased to invite you to a Special Meeting of Shareholders of Atlantes Corporation ("Atlantes") to be held on June 30, 1997, at 2:00 P.M., local time, at the offices of Atlantes, 90 Madison Street, Denver, Colorado.

   Atlantes has entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of May 17, 1997 among Metromail Corporation ("Metromail"), MML Merging Company, a wholly-owned subsidiary of Metromail ("Mergerco"), and Atlantes pursuant to which Mergerco would merge with and into Atlantes (the "Merger") and the shareholders of Atlantes would receive for each share of Common Stock, no par value, of Atlantes ("Atlantes Common Stock"), held by them immediately prior to the Effective Time of the Merger
 (1) 1.241 shares of Common Stock, $.01 par value, of Metromail ("Metromail Common Stock"), or, at the election of the holder thereof but subject to certain limitations, $25.99 in cash plus (2) the right to receive shares of Metromail Common Stock depending on the achievement of certain performance targets. At the Special Meeting, you will be asked to approve the Merger Agreement and to approve, as part of the Merger Agreement, the acceleration of vesting of unvested stock options held by the Chairman of the Board of Atlantes that could otherwise result in "parachute payments" for federal income tax purposes (the "Parachute Proposal").

   After careful consideration, your Board of Directors unanimously approved the Merger Agreement and the transactions contemplated thereby. The Board believes that the proposed Merger is fair, equitable and in the best interests of Atlantes and its shareholders and recommends that you vote FOR the proposal to approve the Merger Agreement and FOR the Parachute Proposal. The accompanying Proxy Statement/Prospectus provides a detailed description of the proposed Merger. Please give this material your thoughtful attention.

   Approval of the Merger Agreement requires the affirmative vote of the holders of two-thirds of the outstanding shares of Atlantes Common Stock. It is a condition to the obligations of Metromail to proceed with the Merger that the Parachute Proposal be approved by holders of more than 75% of the shares of Atlantes Common Stock outstanding immediately prior to the Effective Time of the Merger (disregarding shares held by the Chairman). Accordingly, your vote is very important. To ensure that your shares are represented, please vote, date, sign and mail the enclosed proxy in the envelope provided, whether or not you expect to be present at the Special Meeting.

   Please notice that if you desire to elect to receive cash in lieu of the
 1.241 shares of Metromail Common Stock that you would otherwise receive upon consummation of the Merger in exchange for each of your shares of Atlantes Common Stock, you must submit the enclosed Form of Election, in accordance with the instructions on that form, no later than 5:00 P.M., New York time, on June 27, 1997.

                                          Sincerely,

                                          E. Thomas Detmer, Jr.
                                          President

   Copies of the accompanying Proxy Statement/Prospectus are also being sent to holders of warrants and options to purchase shares of Atlantes Common Stock. Although such holders are not entitled to vote at the Special Meeting, we urge them to read carefully the accompanying Proxy
 Statement/Prospectus and Form of Election.

                              ATLANTES CORPORATION
-------------------------                             -------------------------
                      90 Madison Street . Denver, CO 80206
                         303.394.9077 FAX 303.394.2902

                             ATLANTES CORPORATION

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                       TO BE HELD ON JUNE 30, 1997

To the Shareholders of Atlantes Corporation:

  A Special Meeting of Shareholders of Atlantes Corporation ("Atlantes") will be held at 2:00 P.M., local time, on June 30, 1997, at the offices of Atlantes, 90 Madison Street, Denver, Colorado, for the following purposes:

    1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of May 17, 1997 (the "Merger Agreement") among Metromail Corporation ("Metromail"), MML Merging Company, a wholly-owned subsidiary of Metromail ("Mergerco"), and Atlantes.

    2. To consider and vote upon a proposal to approve, as part of the Merger (as defined below), the acceleration of vesting of unvested stock options held by the Chairman of the Board of Atlantes that could otherwise result in "parachute payments" for federal income tax purposes (the "Parachute Proposal").

    3. To transact such other business as may be properly brought before the meeting.

  As described more fully in the accompanying Proxy Statement/Prospectus, the Merger Agreement provides for, among other things:

    (i) the merger (the "Merger") of Mergerco with and into Atlantes; and

    (ii) the conversion of each share of Common Stock, no par value, of Atlantes ("Atlantes Common Stock") outstanding immediately prior to the Merger (other than shares held by Atlantes shareholders who properly exercise their dissenters' rights under Colorado law) into (1) 1.241 shares of Common Stock, $.01 par value, of Metromail ("Metromail Common Stock"), or, at the election of the holder thereof but subject to certain limitations, $25.99 in cash, plus (2) the right to receive shares of Metromail Common Stock in the years 1999 through 2002 depending on the achievement of certain performance targets in years 1998 through 2001.

  After careful consideration, your Board of Directors unanimously approved the Merger Agreement. The Board recommends that you vote FOR the proposal to approve the Merger Agreement and FOR the Parachute Proposal.

  Shareholders of record at the close of business on June 17, 1997 (the "Record Date") are entitled to notice of and to vote at the meeting.

  Under Colorado law, the affirmative vote of holders of two-thirds of the shares of Atlantes Common Stock outstanding on the Record Date is required to approve the Merger Agreement. It is a condition to the obligations of Metromail to proceed with the Merger that the Parachute Proposal be approved by holders of more than 75% of the shares of Atlantes Common Stock outstanding immediately prior to the Merger (disregarding shares held by the Chairman). It is, therefore, important that your shares be represented at the Special Meeting regardless of the number of shares you may hold. ANY SHAREHOLDER HAS THE RIGHT TO DISSENT AND TO RECEIVE PAYMENT OF THE FAIR VALUE OF THE SHAREHOLDER'S SHARES OF ATLANTES COMMON STOCK UPON COMPLIANCE WITH ARTICLE 113 OF THE COLORADO BUSINESS CORPORATION ACT. FOR A DESCRIPTION OF DISSENTERS' RIGHTS, SEE THE INFORMATION PROVIDED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS UNDER THE CAPTION "DISSENTERS' RIGHTS." See also Annex B to the accompanying Proxy Statement /Prospectus for the text of Article 113 of the Colorado Business Corporation Act. Notwithstanding the above, under the Merger Agreement, if the holders of more than 1% of Atlantes Common Stock properly exercise dissenters' rights, Metromail will have the right to decline to consummate the Merger.

  SHAREHOLDERS ARE URGED TO VOTE, SIGN AND MAIL THE ACCOMPANYING PROXY IN THE ENVELOPE PROVIDED, WHETHER OR NOT THEY EXPECT TO BE PRESENT AT THE SPECIAL MEETING.

  Please check to be certain of the manner in which your shares are registered--whether individually, as joint tenants, or in a representative capacity--and sign the proxy accordingly. Failure to do so may disqualify your vote.

                                          Kenneth W. Edwards, Jr.
                                          Secretary

Denver, Colorado

June 19, 1997

                                   IMPORTANT

  Shareholders are urged to fill out, date and return the enclosed form of Proxy in the enclosed, self-addressed envelope as promptly as possible, even though they plan to attend the meeting. Any shareholder present at the meeting may, nevertheless, vote personally on all matters.

  Please note that if you desire to elect to receive cash in lieu of the 1.241 shares of Metromail Common Stock that you would otherwise receive upon consummation of the Merger in exchange for each of your shares of Atlantes Common Stock, you must submit the enclosed Form of Election, in accordance with the instructions on that form, no later than 5:00 P.M., New York time on June 27, 1997.

                             ATLANTES CORPORATION
                                PROXY STATEMENT

                                --------------

                             METROMAIL CORPORATION
                                  PROSPECTUS

                                --------------

  This Proxy Statement/Prospectus ("Proxy Statement/Prospectus") is being furnished to the holders of Common Stock, no par value ("Atlantes Common Stock"), of Atlantes Corporation, a Colorado corporation ("Atlantes"), in connection with the solicitation of proxies by the Board of Directors of Atlantes (the "Atlantes Board") for use at its Special Meeting of Shareholders to be held at the offices of Atlantes, 90 Madison Street, Denver, Colorado, on June 30, 1997 at 2:00 p.m., local time, and any adjournments thereof (the "Atlantes Special Meeting").

  This Proxy Statement/Prospectus relates to the Agreement and Plan of Merger dated as of May 17, 1997 (the "Merger Agreement") among Metromail Corporation, a Delaware corporation ("Metromail"), MML Merging Company, a Colorado corporation and wholly-owned subsidiary of Metromail ("Mergerco"), and Atlantes. The Merger Agreement provides for the merger (the "Merger") of Mergerco with and into Atlantes, with Atlantes surviving as a wholly-owned subsidiary of Metromail. Subject to the terms and conditions of the Merger Agreement, each share of Atlantes Common Stock outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger will be converted into (i) 1.241 shares of Common Stock, $.01 par value, of Metromail ("Metromail Common Stock"), or, at the election of the holder thereof but subject to certain limitations, $25.99 in cash, plus (ii) the right to receive shares of Metromail Common Stock in years 1999 through 2002 depending on the achievement of certain performance targets in years 1998 through 2001. Each share of Metromail Common Stock issued pursuant to the Merger will be accompanied by a right (the "Metromail Right") to purchase from Metromail one one-thousandth of a share of Junior Participating Preferred Stock, Series A (the "Metromail Series A Preferred Stock"), subject to the provisions described under "DESCRIPTION OF METROMAIL COMMON STOCK--Certain Charter and By-law Provisions; Metromail Rights Agreement." Notwithstanding the foregoing, holders of Atlantes Common Stock have the right to dissent from the Merger and to receive payment of the fair value of their stock upon full compliance with Article 113 of the Colorado Business Corporation Act (the "CBCA"). See "DISSENTERS' RIGHTS." If holders of more than 1% of the shares of Atlantes Common Stock outstanding immediately prior to the Effective Time properly demand dissenters' rights, Metromail will have the right to decline to consummate the Merger. See "THE MERGER AGREEMENT--Conditions Precedent to the Merger."

  HOLDERS OF ATLANTES COMMON STOCK WHO WISH TO RECEIVE CASH IN LIEU OF THE
1.241 SHARES OF METROMAIL COMMON STOCK THAT THEY WOULD RECEIVE IN EXCHANGE FOR EACH OF THEIR SHARES OF ATLANTES COMMON STOCK UPON CONSUMMATION OF THE MERGER MUST RETURN THE FORM OF ELECTION THAT ACCOMPANIES THIS PROXY STATEMENT/PROSPECTUS TO THE EXCHANGE AGENT (AS DEFINED HEREIN) BY 5:00 P.M., NEW YORK TIME, ON JUNE 27, 1997. HOLDERS OF ATLANTES COMMON STOCK WHO DO NOT WISH TO RECEIVE CASH INSTEAD OF SHARES OF METROMAIL COMMON STOCK NEED NOT RETURN SUCH FORM OF ELECTION. SEE "THE MERGER AGREEMENT--CASH ELECTION."

  SHAREHOLDERS OF ATLANTES AND HOLDERS OF ATLANTES STOCK OPTIONS AND WARRANTS SHOULD CONSIDER CAREFULLY ALL OF THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS INCLUDING, IN PARTICULAR, THE FACTORS DISCUSSED UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 11.

  The consummation of the Merger is subject, among other things, to the approval of the Merger Agreement by two-thirds of the votes entitled to be cast at the Atlantes Special Meeting. It is also a condition to the obligations of Metromail that the acceleration of vesting of unvested stock options held by the Chairman of the Board of Atlantes that could otherwise result in "parachute payments" for federal income tax purposes be approved by the holders of more than 75% of the shares of Atlantes outstanding immediately prior to the Effective Time (disregarding shares held by the Chairman).

  This Proxy Statement/Prospectus also constitutes the Prospectus of Metromail filed as part of a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the shares of Metromail Common Stock which may be issued pursuant to the Merger.

  Metromail Common Stock is listed for trading on the New York Stock Exchange, Inc. ("NYSE") under the symbol "ML." There is no established public trading market for Atlantes Common Stock. On May 16, 1997, the last trading day ending prior to the public announcement of the execution of the Merger Agreement, the last sale price of Metromail Common Stock, as reported on the NYSE Composite Transactions Tape, was $21.625 per share. On June 18, 1997, the last trading day prior to the date of this Proxy Statement/Prospectus, the last reported sale price of Metromail Common Stock, as reported on the NYSE Composite Transactions Tape, was $22.00 per share.

  This Proxy Statement/Prospectus, the accompanying form of proxy and Form of Election and the other enclosed documents are first being mailed to shareholders of Atlantes on or about June 19, 1997.

                                --------------

  THESE SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS  THE
      SECURITIES  AND  EXCHANGE  COMMISSION   OR  ANY  STATE   SECURITIES
        COMMISSION PASSED UPON THE ACCURACY  OR ADEQUACY OF THIS  PROXY
          STATEMENT/PROSPECTUS. ANY  REPRESENTATION TO  THE  CONTRARY
            IS A CRIMINAL OFFENSE.

                                --------------

      The date of this Proxy Statement/Prospectus is June 19, 1997.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION......................................................   1
SUMMARY....................................................................   2
  Atlantes Special Meeting.................................................   2
  Parties to the Merger Agreement..........................................   3
  The Merger...............................................................   3
  The Merger Agreement.....................................................   4
  Comparative Rights of Stockholders; Description of Metromail Common
   Stock...................................................................   6
  Dissenters' Rights.......................................................   6
  Metromail Selected Historical Financial Data.............................   7
  Atlantes Selected Historical Financial Data..............................   8
  Comparative Per Share Data Of Metromail and Atlantes.....................   9
  Market Prices and Dividends Paid.........................................  10
RISK FACTORS...............................................................  11
ATLANTES SPECIAL MEETING...................................................  13
  Date, Place and Time.....................................................  13
  Purpose..................................................................  13
  Record Date; Voting Rights...............................................  13
  Quorum...................................................................  13
  Proxies..................................................................  14
  Solicitation of Proxies..................................................  14
  Required Vote............................................................  14
  Dissenters' Rights.......................................................  14
PARTIES TO THE MERGER AGREEMENT............................................  15
  Metromail................................................................  15
  Atlantes.................................................................  15
  Mergerco.................................................................  15
THE MERGER.................................................................  16
  General..................................................................  16
  Metromail's Reasons for the Merger.......................................  17
  Atlantes' Reasons for the Merger; Recommendation of its Board of
   Directors...............................................................  18
  Opinion of Atlantes' Financial Advisor...................................  19
  Interests of Certain Persons in the Merger...............................  20
  Certain Material Federal Income Tax Consequences.........................  22
  Anticipated Accounting Treatment.........................................  26
  Operation of Atlantes After the Effective Time...........................  26
  Resales of Metromail Common Stock........................................  27
THE MERGER AGREEMENT.......................................................  27
  Conversion of Shares in the Merger.......................................  27
  Atlantes Warrants........................................................  28
  Atlantes Stock Options...................................................  28
  Cash Election............................................................  28
  No Fractional Shares.....................................................  30
  Adjustment of Exchange Ratio.............................................  30
  Contingent Shares........................................................  30
  Exchange Agent; Procedures for Exchange of Certificates and Delivery of
   Cash....................................................................  34

  Representations and Warranties......................................    35
  Conduct of Business Pending the Merger..............................    36
  Conditions Precedent to the Merger..................................    37
  Termination.........................................................    39
  Fees and Expenses...................................................    39
  Amendment and Waiver; Governing Law.................................    39
PARACHUTE PROPOSAL....................................................    40
VOTING AGREEMENTS.....................................................    41
DESCRIPTION OF METROMAIL COMMON STOCK.................................    41
  Metromail Common Stock..............................................    41
  Metromail Preferred Stock...........................................    41
  Certain Charter and By-law Provisions; Metromail Rights Agreement...    42
  Transfer Agent and Registrar........................................    45
COMPARISON OF THE RIGHTS OF HOLDERS OF METROMAIL COMMON STOCK AND
   ATLANTES COMMON STOCK..............................................    46
  Dividend Rights.....................................................    46
  Voting Rights.......................................................    46
  Directors...........................................................    46
  Call of Special Meetings............................................    47
  Action by Shareholders Without a Meeting............................    48
  Shareholder Proposals...............................................    48
  Amendment to Charter Document.......................................    48
  Amendment and Repeal of By-laws.....................................    49
  Approval of Mergers and Asset Sales.................................    49
  Dissenters' Rights..................................................    49
  Indemnification of Directors and Officers...........................    50
  Anti-Takeover Provisions............................................    50
  Rights of Inspection................................................    51
  Liquidation Rights..................................................    51
DISSENTERS' RIGHTS....................................................    51
  Dissenters' Rights..................................................    51
  Who May Dissent.....................................................    51
  Requirements To Be Met By A Dissenter Before The Vote On The Merger
   Agreement Is Taken.................................................    52
  Notice Required To Be Given By Atlantes To Dissenting Shareholders
   If The Merger Agreement Is Approved................................    52
  Dissenter's Procedures To Demand Payment............................    52
  Payment For Shares..................................................    53
  Failure To Effect Merger............................................    53
  Shares Acquired After Announcement Of Merger Agreement..............    53
  Procedure For Dissenter To Follow If Dissenter Is Dissatisfied With
   Payment Made Or Offered By Atlantes................................    53
  Court Action For Appraisal..........................................    54
ADDITIONAL INFORMATION REGARDING METROMAIL............................    55
  Business of Metromail...............................................    55
  General.............................................................    55
  Products and Services...............................................    55
  International Operations............................................    58

  Metromail's Database.....................................................  58
  Competition..............................................................  59
  Regulation...............................................................  60
  Customers and Seasonality................................................  61
  Computer Operations......................................................  61
  Employees................................................................  61
  Facilities...............................................................  62
  Legal Proceedings........................................................  62
  Management's Discussion and Analysis of Financial Condition and Results
   of Operations...........................................................  63
ADDITIONAL INFORMATION REGARDING ATLANTES..................................  67
  Description of Business..................................................  67
  Market Price and Dividends on Atlantes Common Stock And Related
   Shareholder Matters.....................................................  68
  Voting Securities and Principal Holders Thereof..........................  68
  Management's Discussion and Analysis of Financial Condition and Results
   of Operations...........................................................  70
EXPERTS....................................................................  72
LEGAL OPINIONS.............................................................  73
METROMAIL CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS................... F-1
ATLANTES FINANCIAL STATEMENTS.............................................. F-2
Annex A Merger Agreement
Annex B Article 113 of the CBCA
Annex C Opinion of The Wallach Company, Inc.

                             AVAILABLE INFORMATION

  Metromail is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the SEC: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding registrants who file electronically with the SEC. Metromail files electronically with the SEC. Copies of such materials relating to Metromail can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  This Proxy Statement/Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement and the Exhibits thereto for further information. Statements contained or incorporated by reference herein concerning the provisions of any agreement or other document filed as an Exhibit to the Registration Statement or otherwise filed with the SEC are not necessarily complete and reference is hereby made to the copy thereof so filed for more detailed information, each such statement being qualified in its entirety by such reference.

                               ----------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THE MATTERS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY EITHER METROMAIL OR ATLANTES. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR DOES IT CONSTITUTE THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF METROMAIL OR ATLANTES SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ----------------

  ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS WITH RESPECT TO METROMAIL AND MERGERCO HAS BEEN PROVIDED BY METROMAIL. ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS WITH RESPECT TO ATLANTES HAS BEEN PROVIDED BY ATLANTES.

                                    SUMMARY

  The following is a summary of certain information contained elsewhere or incorporated by reference in this Proxy Statement/Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained or incorporated by reference in this Proxy
Statement/Prospectus and the Annexes hereto.

  This Proxy Statement/Prospectus contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. When used in this Proxy Statement/Prospectus, the words "anticipate," "believe," "estimate," "intend" and "expect" and similar expressions are intended to identify such forward-looking statements. Forward-looking statements of Metromail are based on Metromail's current views and assumptions and involve risks and uncertainties that include, among other things, the factors described herein under "Risk Factors," and under "Risk Factors" in Metromail's Registration Statement on Form S-1 (No. 333-2042).

                                ----------------

  SHAREHOLDERS OF ATLANTES AND HOLDERS OF OPTIONS TO PURCHASE ATLANTES COMMON STOCK ("ATLANTES STOCK OPTIONS") AND WARRANTS TO PURCHASE ATLANTES COMMON STOCK ("ATLANTES WARRANTS") ARE URGED TO READ THIS PROXY STATEMENT/PROSPECTUS AND THE ANNEXES HERETO IN THEIR ENTIRETY AND SHOULD CONSIDER CAREFULLY THE INFORMATION SET FORTH HEREIN UNDER "RISK FACTORS."

                                ----------------

                            ATLANTES SPECIAL MEETING

  Date, Place and Time. The Atlantes Special Meeting will be held on June 30, 1997 at 2:00 p.m., local time, at the offices of Atlantes, 90 Madison Street, Denver, Colorado.

  Purpose. To consider and vote upon (i) a proposal to approve the Merger Agreement and (ii) a proposal to approve, as part of the Merger Agreement, the acceleration of vesting of unvested stock options held by the Chairman of the Board of Atlantes that could otherwise result in "parachute payments" for federal income tax purposes (the "Parachute Proposal") and to transact such other business as may properly come before the Atlantes Special Meeting. See "ATLANTES SPECIAL MEETING--Purpose."

  Record Date; Voting Rights. Only holders of record of Atlantes Common Stock at the close of business on June 17, 1997 (the "Atlantes Record Date") are entitled to receive notice of and to vote at the Atlantes Special Meeting. At the close of business on the Atlantes Record Date, there were 476,803 shares of Atlantes Common Stock outstanding, each of which entitles the registered holder thereof to one vote on each matter voted upon at the Atlantes Special Meeting. See "ATLANTES SPECIAL MEETING--Record Date; Voting Rights."

  Quorum. The holders of a majority of the shares of Atlantes Common Stock outstanding and entitled to vote must be present in person or represented by proxy at the Atlantes Special Meeting in order for a quorum to be present. In the event that a quorum is not present at the Atlantes Special Meeting, it is expected that such meeting will be adjourned or postponed to allow for the solicitation of additional proxies. See "ATLANTES SPECIAL MEETING--Quorum."

  Required Vote. Approval of the Merger Agreement will require the affirmative vote of the holders of two-thirds of the shares of Atlantes Common Stock outstanding on the Atlantes Record Date. Approval of the Parachute Proposal will require the affirmative vote of the holders of at least 75% of the shares of Atlantes Common Stock outstanding immediately prior to the Effective Time of the Merger, other than the shares held by the Chairman of Atlantes. If the holders of all outstanding Atlantes Warrants were to exercise such warrants prior to the Effective Time (assuming no holders of Atlantes Stock Options were to exercise such options), the holders of approximately 91% of the shares of Atlantes Common Stock outstanding on the Atlantes Record Date (disregarding shares held by the Chairman) would be required to approve the Parachute Proposal. See "ATLANTES SPECIAL MEETING--Required Vote" and "PARACHUTE PROPOSAL."

  Voting Agreements. The holders of 193,760 shares of Atlantes Common Stock outstanding at the close of business on the Atlantes Record Date (approximately 40.6% of the shares of Atlantes Common Stock then outstanding) have signed agreements obligating them to vote in favor of approval of the Merger Agreement and the Parachute Proposal and against certain other actions. See "VOTING AGREEMENTS."

  Share Ownership of Management. At the close of business on the Atlantes Record Date, directors and executive officers of Atlantes were the record owners of an aggregate of 153,321 (approximately 32.2%) of the shares of Atlantes Common Stock then outstanding. Such shares do not include the shares subject to the voting agreements described above. Atlantes expects that all such shares will be voted in favor of approval of the Merger Agreement and the Parachute Proposal. See "ATLANTES SPECIAL MEETING--Required Vote."

                        PARTIES TO THE MERGER AGREEMENT

  Metromail. Metromail is a leading provider of database marketing, direct marketing and reference products and services in the United States and the United Kingdom. Metromail helps its customers identify and reach targeted audiences, utilizing its comprehensive, proprietary consumer database encompassing more than 90% of U.S. households, as well as providing database marketing software and related services. Metromail is a Delaware corporation, its principal executive offices are located at 360 East 22nd Street, Lombard, Illinois 60148, its telephone number is (630) 620-3300 and its Internet address is http://www.metromail.com. For further information concerning Metromail, see "ADDITIONAL INFORMATION REGARDING METROMAIL," "METROMAIL CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS," and "AVAILABLE INFORMATION."

  Atlantes. Atlantes has developed a proprietary computer database which accumulates and provides access to consumer product purchasing information. Atlantes provides consumer database management services, primarily to durable goods manufacturers, in exchange for consumer product purchasing information derived from customer response cards and the right to sell selected parts of the consumer database, in the form of customer lists, to the direct marketing industry. Atlantes also provides consumer database and information design services to its clients. Atlantes is a Colorado corporation, its principal executive offices are located at 90 Madison Street, Denver, Colorado 80206, and its telephone number is (303) 394-9077. For further information concerning Atlantes, see "ADDITIONAL INFORMATION REGARDING ATLANTES" and "ATLANTES FINANCIAL STATEMENTS."

  Mergerco. Mergerco was incorporated in Colorado on May 7, 1997 solely for the purpose of consummating the Merger and the other transactions contemplated by the Merger Agreement. Mergerco has minimal assets and no business and has carried on no activities which are not directly related to its formation and its execution of the Merger Agreement. Its principal executive offices are located at 360 East 22nd Street, Lombard, Illinois 60148, and its telephone number is (630) 620-3300.

                                   THE MERGER

  Recommendation of the Atlantes Board. The Board of Directors of Atlantes (the "Atlantes Board") has unanimously determined that the Merger is fair, equitable and in the best interests of Atlantes and its shareholders and has unanimously approved the Merger Agreement. THE ATLANTES BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF ATLANTES VOTE IN FAVOR OF APPROVAL OF THE MERGER AGREEMENT AND IN FAVOR OF THE PARACHUTE PROPOSAL AT THE ATLANTES SPECIAL MEETING. See "THE MERGER--Atlantes' Reasons for the Merger; Recommendation of its Board of Directors."

  Opinion of Financial Advisor. The Wallach Company, Inc. ("The Wallach Company") has delivered its written opinion, dated May 17, 1997 (the "Fairness Opinion"), to the Atlantes Board to the effect that, subject to the various considerations set forth in such opinion, as of that date the consideration to be received in the Merger by Atlantes shareholders was fair to Atlantes' shareholders from a financial point of view. For information on the assumptions made, matters considered and limits of the review by The Wallach Company, see "THE MERGER--Opinion of Atlantes' Financial Advisor." Holders of Atlantes Common Stock are urged to read carefully and in its entirety the Fairness Opinion, a copy of which appears as Annex C to this Proxy Statement/Prospectus.

  Interests of Certain Persons in the Merger. Certain executive officers of Atlantes, one of whom is also a director of Atlantes, have interests in the Merger in addition to their interests as shareholders of Atlantes. In connection with the execution of the Merger Agreement, Metromail entered into employment agreements (the "Employment Agreements") with Mr. E. Thomas Detmer, Jr., President of Atlantes, Mr. William Anderson, Vice President--Operations of Atlantes, and Mr. Peter A. O'Neil, Vice President--Client Services of Atlantes, which are conditioned upon consummation of the Merger in accordance with the terms of the Merger Agreement. Shares of Atlantes Common Stock, Atlantes Stock Options and Atlantes Warrants held by executive officers and directors of Atlantes will be converted pursuant to the Merger in the same manner as those held by other holders. See "THE MERGER--Interests of Certain Persons in the Merger."

  Material Federal Income Tax Consequences. For a description of certain material federal income tax consequences of the Merger, see "THE MERGER-- Certain Material Federal Income Tax Consequences." Holders of Atlantes Common Stock, Atlantes Stock Options and Atlantes Warrants are urged to consult with their own tax advisors with respect to the potential tax effects of the proposed Merger on such holders.

  Anticipated Accounting Treatment. The Merger will be accounted for as a "purchase" for accounting and financial reporting purposes in accordance with Accounting Principles Board Opinion No. 16 ("APB No. 16"). For purposes of preparing Metromail's consolidated financial statements, Metromail will establish a new accounting basis for Atlantes's assets and liabilities based upon the fair values thereof and Metromail's purchase price, including the direct costs of the acquisition. A final determination of required purchase accounting adjustments and of the fair value of the assets and liabilities of Atlantes has not yet been made. Accordingly, the purchase accounting adjustments made in connection with the development of the pro forma financial information appearing elsewhere in this Proxy Statement/Prospectus are preliminary and are subject to adjustment. After the Merger, Metromail will undertake a study to determine the fair value of Atlantes's assets and liabilities and will make appropriate purchase accounting adjustments upon completion of such study. For financial reporting purposes, Metromail will consolidate the results of Atlantes's operations with those of Metromail's operations, beginning with the consummation of the Merger, but Metromail's financial statements for prior periods will not be restated as a result of the Merger. See "THE MERGER--Anticipated Accounting Treatment."

                              THE MERGER AGREEMENT

  Conversion of Shares in the Merger. At the Effective Time of the Merger, Mergerco will be merged with and into Atlantes, with Atlantes continuing as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of Metromail. As a result of the Merger, the separate corporate existence of Mergerco will cease, and Atlantes will succeed to all the rights and be responsible for all the obligations of Mergerco in accordance with the CBCA. Subject to the terms and conditions of the Merger Agreement, each share of Atlantes Common Stock outstanding immediately prior to the Effective Time of the Merger will be converted into (i) 1.241 shares of Metromail Common Stock or, at the election of the holder thereof but subject to certain limitations, $25.99 in cash, plus (ii) the right to receive shares of Metromail Common Stock in years 1999 through 2002 depending on the achievement of certain performance targets in years 1998 through 2001 ("Contingent Shares"), as described below. Each share of Metromail Common Stock issued pursuant to the Merger will be accompanied by a Metromail Right, subject to the provisions described under "DESCRIPTION OF METROMAIL COMMON STOCK--Certain Charter and By-law Provisions; Metromail Rights Agreement." Cash will be paid in lieu of any fractional share of Metromail Common Stock. Notwithstanding the foregoing, holders of Atlantes Common Stock have the right to dissent from the Merger and to receive payment of the fair value of their stock upon full compliance with Article 113 of the CBCA. If holders of more than 1% of the shares of Atlantes Common Stock outstanding immediately prior to the Effective Time properly exercise dissenters' rights, Metromail will have the right to decline to consummate the Merger. See "THE MERGER AGREEMENT--Conversion of Shares in the Merger," "--Cash Election," "--No Fractional Shares," "--Adjustment of Exchange Ratio," "-- Contingent Shares" and "--Conditions Precedent to the Merger" and "DISSENTERS' RIGHTS."

  HOLDERS OF ATLANTES COMMON STOCK WHO WISH TO RECEIVE CASH IN LIEU OF THE
1.241 SHARES OF METROMAIL COMMON STOCK THAT THEY WOULD RECEIVE IN EXCHANGE FOR EACH OF THEIR SHARES OF ATLANTES COMMON STOCK UPON CONSUMMATION OF THE MERGER MUST RETURN THE FORM OF ELECTION THAT ACCOMPANIES THIS PROXY STATEMENT/PROSPECTUS TO AMERICAN STOCK TRANSFER AND TRUST COMPANY (THE "EXCHANGE AGENT") BY 5:00 P.M., NEW YORK TIME, ON JUNE 27, 1997. HOLDERS OF ATLANTES COMMON STOCK WHO DO NOT WISH TO RECEIVE CASH INSTEAD OF SHARES OF METROMAIL COMMON STOCK NEED NOT RETURN SUCH FORM OF ELECTION. SEE "THE MERGER AGREEMENT--CASH ELECTION."

  Contingent Shares. Each holder of Atlantes Common Stock, Atlantes Warrants or Atlantes Stock Options immediately prior to the Effective Time (each, a "Record Holder") will be entitled to receive Contingent Shares in the years 1999 through 2002 depending on the achievement of certain performance targets in each of the calendar years ending December 31, 1998 through 2001. The performance targets are based upon the number of Qualifying Records (as defined herein) loaded into Atlantes's or Metromail's database during each such calendar year. If all performance targets are met, the Record Holders will be entitled to receive Contingent Shares having a value (based on an average price of Metromail Common Stock over a period of ten consecutive trading days ending five trading days before the delivery date), in the aggregate, of $12,500,000, subject to certain limitations and subject to reduction in the event Metromail incurs certain losses and expenses that it is permitted to offset against the amounts otherwise payable. The allocation of Contingent Shares among Record Holders who held Atlantes Common Stock, Atlantes Warrants and Atlantes Stock Options is intended to place each holder of Atlantes Warrants or Atlantes Stock Options in the same position with respect to Contingent Shares as if the holder had exercised the Atlantes Warrants or Atlantes Stock Options prior to the Merger. Following the occurrence of certain Exceptional Events (as defined herein), the Record Holders's right to receive Contingent Shares will become fixed and will no longer be based upon prospective achievement of performance targets. See "THE MERGER AGREEMENT--Contingent Shares."

  Atlantes Warrants. At the Effective Time of the Merger, each Atlantes Warrant outstanding immediately prior to the Effective Time will be converted into (i)
1.193 shares of Metromail Common Stock or, at the election of the holder but subject to certain limitations, $24.99 in cash, plus (ii) the right to receive Contingent Shares. See "THE MERGER AGREEMENT--Atlantes Warrants" and "--Cash Election." Holders of Atlantes Warrants will receive a notice from Atlantes notifying them of their rights to exercise Atlantes Warrants before the Merger and receive Atlantes Common Stock before the Merger. A holder of Atlantes Warrants who exercises Atlantes Warrants and receives Atlantes Common Stock and who exchanges Atlantes Common Stock for Metromail Common Stock in accordance with the Merger Agreement will have different tax consequences than a holder of Atlantes Warrants who elects to exchange Atlantes Warrants directly for Metromail Common Stock. See "THE MERGER--Certain Material Federal Income Tax Consequences."

  Atlantes Stock Options. At the Effective Time of the Merger, each Atlantes Stock Option outstanding immediately prior to the Effective Time will be converted into (i) a specified number of shares of Metromail Common Stock (1.193 shares for each Atlantes Stock Option with an exercise price of $1.00 per share; 1.181 shares for each Atlantes Stock Option with an exercise price of $1.25 per share; 1.169 shares for each Atlantes Stock Option with an exercise price of $1.50 per share; and 1.145 shares for each Atlantes Stock Option with an exercise price of $2.00 per share), or, at the election of the holder thereof, $25.99 less the applicable exercise price of the Atlantes Stock Option in cash, plus (ii) the right to receive Contingent Shares. See "THE MERGER AGREEMENT--Atlantes Stock Options" and "--Cash Election."

  Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the shareholders of Atlantes of the Merger Agreement : (i) by mutual written consent of Metromail and Atlantes; (ii) by either Metromail or Atlantes if the other (or Mergerco if Atlantes is the terminating party) has failed to comply in any material respect with any of its covenants or agreements contained in the Merger Agreement required to be complied with prior to the date of such termination or materially breaches any representation or warranty that is not qualified as to materiality or breaches any representation or warranty that is so qualified (in each case after a five business day cure period following notice of such breach) or if the requisite shareholder approval is not obtained; or (iii) by either Metromail or Atlantes if (A) the Merger has not been effected on or prior to the close of business on August 31, 1997, subject to certain limitations, or
(B) any court or other governmental entity having jurisdiction has permanently enjoined, restrained or otherwise prohibited the transactions contemplated by the Merger Agreement by final and nonappealable order, decree, ruling or other action. See "THE MERGER AGREEMENT--Termination."

  Fees and Expenses. The Merger Agreement provides that Metromail and Atlantes will each pay their own respective costs and expenses incurred by it in connection with the preparation, negotiation, execution, delivery and performance of the Merger Agreement, except that Metromail will pay the fees of The Wallach Company if the Merger is consummated. If certain costs and expenses of Atlantes exceed specified amounts, Metromail will be entitled to offset such excess against future Contingent Payment Amounts (as defined herein). See "THE MERGER AGREEMENT--Fees and Expenses."

   COMPARATIVE RIGHTS OF STOCKHOLDERS; DESCRIPTION OF METROMAIL COMMON STOCK

  The rights of shareholders of Atlantes currently are governed by the CBCA and Atlantes's Articles of Incorporation (the "Atlantes Charter") and By-laws (the "Atlantes By-laws"). Upon consummation of the Merger, shareholders of Atlantes will become stockholders of Metromail, which is a Delaware corporation, and their rights as stockholders of Metromail will be governed by the Delaware General Corporation Law (the "DGCL"), and Metromail's Third Amended and Restated Certificate of Incorporation (the "Metromail Certificate of Incorporation") and By-laws (the "Metromail By-laws"). See "COMPARISON OF THE RIGHTS OF HOLDERS OF METROMAIL COMMON STOCK AND ATLANTES COMMON STOCK" for a discussion of the material differences between the rights of holders of Atlantes Common Stock and the rights of holders of Metromail Common Stock. See "DESCRIPTION OF METROMAIL COMMON STOCK" for a description of Metromail Common Stock.

                               DISSENTERS' RIGHTS

  Holders of Atlantes Common Stock have the right to dissent from the Merger and to receive payment of the fair value of their shares upon full compliance with Article 113 of the CBCA. A copy of Article 113 of the CBCA is attached hereto as Annex B. If holders of more than 1% of the shares of Atlantes Common Stock outstanding immediately prior to the Effective Time properly exercise dissenters' rights, Metromail will have the right to decline to consummate the Merger. See "DISSENTERS' RIGHTS" and "THE MERGER AGREEMENT--Conditions Precedent to the Merger."

                  METROMAIL SELECTED HISTORICAL FINANCIAL DATA

  The following table sets forth selected historical consolidated and combined financial data of Metromail. Statement of operations data for each of the three years in the period ended December 31, 1996 and balance sheet data as of December 31, 1995 and 1996 have been derived from the audited consolidated and combined financial statements of Metromail contained herein. Statement of operations data for the three month periods ended March 31, 1996 and March 31, 1997 and balance sheet data as of March 31, 1997 are derived from the unaudited consolidated and combined financial statements of Metromail contained herein. Statement of operations data for the year ended December 31, 1993 and balance sheet data as of December 31, 1994 are derived from audited consolidated and combined financial statements of Metromail not contained herein. Statement of operations data for the year ended December 31, 1992 and balance sheet data as of December 31, 1992 and 1993 and March 31, 1996 and 1997 are derived from unaudited information. The selected historical financial data should be read in conjunction with "ADDITIONAL INFORMATION REGARDING METROMAIL--Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Metromail Consolidated and Combined Financial Statements and related notes thereto, each included elsewhere herein.

                                                                             THREE MONTHS
                                    YEAR ENDED DECEMBER 31,                 ENDED MARCH 31,
                          -----------------------------------------------  ------------------
                            1992      1993    1994(1)  1995(1)     1996      1996      1997
                          --------  --------  -------- --------  --------  --------  --------
                                                  (IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Direct marketing sales..  $ 78,833  $ 84,904  $100,060 $122,303  $150,756  $ 26,984  $ 35,149
Database marketing
 sales..................    41,531    42,779    56,746   67,410    76,267    14,910    16,539
Reference sales.........    33,317    36,032    38,665   47,474    54,422    12,475    14,112
                          --------  --------  -------- --------  --------  --------  --------
   Total net sales......   153,681   163,715   195,471  237,187   281,445    54,369    65,800
Database and production
 costs..................    86,184    95,016   108,806  134,361   155,708    33,606    41,178
Amortization of
 goodwill...............     6,054     6,054     6,608    7,446     7,572     1,889     1,908
Selling expenses........    26,252    29,625    37,107   45,913    53,240    11,821    12,817
General and
 administrative
 expenses...............    13,232    12,372    14,408   16,645    25,524     4,909     6,022
Provisions for doubtful
 accounts...............     1,798     1,959     1,848    2,180     2,143       419       488
                          --------  --------  -------- --------  --------  --------  --------
  Earnings from
   operations...........    20,161    18,689    26,694   30,642    37,258     1,725     3,387
Interest expense--
 related party..........    21,337    22,112    18,999   21,329    10,178     5,345       --
Interest expense........       --        --        --        80       776        60       291
Other expense (income)--
 net....................       (57)     (138)       24      (87)     (207)       (5)     (117)
                          --------  --------  -------- --------  --------  --------  --------
  Earnings (loss) before
   income taxes.........    (1,119)   (3,285)    7,671    9,320    26,511    (3,675)    3,213
Income taxes............     2,034     1,181     5,684    6,585    12,649      (788)    1,950
                          --------  --------  -------- --------  --------  --------  --------
   Net income (loss)
    from operations
    before
    cumulative effect of
    accounting change...    (3,153)   (4,466)    1,987    2,735    13,862    (2,887)    1,263
Cumulative after-tax
 effect of change in
 accounting for post
 retirement benefits
 other
 than pensions..........       --      4,388       --       --        --        --        --
                          --------  --------  -------- --------  --------  --------  --------
   Net income (loss)....  $ (3,153) $ (8,854) $  1,987 $  2,735  $ 13,862  $ (2,887) $  1,263
                          ========  ========  ======== ========  ========  ========  ========
BALANCE SHEET DATA (AT
 END OF PERIODS):
Total assets............  $289,353  $293,691  $328,768 $378,721  $443,406  $375,678  $441,314
Total debt (2)..........   187,863   202,503   219,737  250,376    21,468   253,290    21,014
Total shareholders'
 equity (2).............    84,739    75,872    78,959   85,392   360,548    82,603   361,766

--------
(1) In 1994, Metromail purchased Customer Insight Company for approximately $20.0 million. In 1995, an affiliate of R.R. Donnelley & Sons Company ("R.R. Donnelley") acquired International Communication & Data Plc ("ICD") for approximately $15.3 million. See Notes 1 and 14 of Notes to Consolidated and Combined Financial Statements of Metromail.
(2) In June 1996, Metromail completed an initial public offering of 13,800,000 shares of Metromail Common Stock (the "IPO"). Prior to the IPO, Metromail had been a wholly-owned subsidiary of R.R. Donnelley. Approximately $247.4 million of the net proceeds of $267.4 million from the IPO were used to repay the amounts owed by Metromail to a subsidiary of R.R. Donnelley and the amounts owed by a subsidiary of Metromail under a revolving credit facility. See Note 1 of Notes to Consolidated and Combined Financial Statements of Metromail.

                  ATLANTES SELECTED HISTORICAL FINANCIAL DATA

  The following table sets forth selected historical financial data of Atlantes. Statement of operations data for each of the three years in the period ended December 31, 1996 and balance sheet data as of December 31, 1995 and 1996 have been derived from the audited financial statements of Atlantes contained herein. Statement of operations data for the three month periods ended March 31, 1997 and March 31, 1996 and balance sheet data as of March 31, 1997 are derived from the unaudited financial statements of Atlantes contained herein. Statement of operations data for the year ended December 31, 1993 and balance sheet data as of December 31, 1993 and 1994 are derived from audited financial statements of Atlantes not contained herein. Statement of operations data for the year ended December 31, 1992 and balance sheet data as of December 31, 1992 and March 31, 1996 are derived from unaudited information. The selected historical financial data should be read in conjunction with "ADDITIONAL INFORMATION REGARDING ATLANTES--Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Atlantes Financial Statements and related notes thereto, each included elsewhere herein.

                                                                                        FOR THE THREE
                                                                                     MONTHS ENDED MARCH
                                    FOR THE YEARS ENDED DECEMBER 31,                         31,
                         ----------------------------------------------------------  --------------------
                           1992       1993        1994        1995         1996        1996       1997
                         ---------  ---------  ----------  -----------  -----------  ---------  ---------
STATEMENT OF OPERATIONS
 DATA:
Direct marketing sales.. $   8,053  $ 111,908  $1,000,461  $ 1,167,185  $ 1,834,765  $ 356,353  $ 672,548
Database and production
 costs..................    (3,356)  (191,197)   (455,285)    (565,942)    (748,747)  (167,285)  (221,490)
General and
 administrative
 expenses...............  (142,481)  (329,865)   (952,283)  (1,116,297)  (1,380,130)  (285,838)  (392,652)
                         ---------  ---------  ----------  -----------  -----------  ---------  ---------
Earnings (losses) from
 operations.............  (137,784)  (409,154)   (407,107)    (515,054)    (294,112)   (96,770)    58,406
Interest expense........       --      (2,919)   (166,270)      (4,270)         --         --      (3,917)
                         ---------  ---------  ----------  -----------  -----------  ---------  ---------
Net income (loss)....... $(137,784) $(412,073) $ (573,377) $  (519,324) $  (294,112) $ (96,770) $  54,489
                         =========  =========  ==========  ===========  ===========  =========  =========
BALANCE SHEET DATA (AT
 END OF PERIODS):
Total Assets............ $  22,211  $ 526,502  $  992,665  $   655,476  $   484,167  $ 556,701  $ 588,676
Total Debt..............    70,000      9,500     460,758          --           --         --       3,917
Total Stockholders'
 Equity (Deficit).......   (48,345)   463,272     401,488      526,002      336,793    450,231    412,582

              COMPARATIVE PER SHARE DATA OF METROMAIL AND ATLANTES

  The following table sets forth certain selected per share data for Metromail and Atlantes on historical and unaudited pro forma combined bases. The unaudited pro forma financial data assume that the Merger had been consummated at the beginning of the earliest period presented and give effect to the Merger as a "purchase" under generally accepted accounting principles. Book value data for all pro forma presentations is based upon the number of outstanding shares of Metromail Common Stock adjusted to include the shares of Metromail Common Stock expected to be issued in the Merger, assuming that no holder of Atlantes Common Stock, Atlantes Warrants or Atlantes Options makes a cash election, and no holder of Atlantes Warrants or Atlantes Options exercises such warrants or options before the Effective Time, and disregarding the delivery of any Contingent Shares. Based on these assumptions and the number of shares of Atlantes Common Stock outstanding at the close of business on March 31, 1997, holders of Atlantes Common Stock would receive an aggregate of 832,105 shares of Metromail Common Stock upon consummation of the Merger. The information set forth below should be read in conjunction with the historical Consolidated and Combined Financial Statements of Metromail and the Financial Statements of Atlantes, including the notes thereto, appearing elsewhere herein. See "METROMAIL CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS" and "ATLANTES FINANCIAL STATEMENTS."

                                                                   AT OR FOR
                                                      AT OR FOR       THE
                                                         THE      THREE MONTHS
                                                      YEAR ENDED     ENDED
                                                     DECEMBER 31,  MARCH 31,
                                                         1996         1997
                                                     ------------ ------------
Metromail Historical:
  Income per common share...........................    $ .62        $ .06
  Cash dividends declared per common share..........      --           --
  Book value per common share.......................    $4.69        $4.66
Atlantes Historical:
  Net income (loss) per common share................    $(.62)       $ .09
  Cash dividends declared per common share..........      --           --
  Book value per common share.......................    $ .53        $ .65
Metromail Unaudited Pro Forma:(1)
  Income per common share...........................    $ .57        $ .05
  Cash dividends declared per common share..........      --           --
  Book value per common share.......................    $4.56        $4.52
Atlantes Equivalent for one share of Metromail
 Common Stock:
  Income (loss) per common share....................    $(.01)       $ .00
  Cash dividends declared per common share..........      --           --
  Book value per common share.......................    $ .01        $ .02

--------
(1) The unaudited pro forma earnings per share data for the year ended December 31, 1996 and the three months ended March 31, 1997 and the book value as of December 31, 1996 and March 31, 1997 illustrate the results (under Metromail's accounting policies) as if the transaction had occurred on January 1, 1996. The pro forma per share data are based on information and upon certain assumptions that Metromail believes are reasonable. The pro forma per share data do not purport to represent what Metromail's results of operations or financial position would have actually have been or to project Metromail's results of operations for any future period or financial position for any future date.

                        MARKET PRICES AND DIVIDENDS PAID

  Metromail Common Stock trades on the NYSE under the symbol "ML." There is no established public trading market for Atlantes Common Stock. Trading of Metromail's Common Stock commenced on the NYSE on June 14, 1996 in connection with its initial public offering. Prior to such offering, Metromail Common Stock was not listed or traded on any organized market system. The following table sets forth, for the periods indicated, the range of the high and low sales prices of Metromail Common Stock as reported on the New York Stock Exchange Composite Transactions Tape. Metromail has not paid dividends on its Common Stock in the periods shown. Atlantes has not paid dividends on its Common Stock since its incorporation in 1991. At the close of business on the Atlantes Record Date, there were 19 holders of record of the outstanding shares of Atlantes Common Stock.

                                                                     METROMAIL
                                                                   COMMON STOCK
                                                                   -------------
                                                                    HIGH   LOW
                                                                   ------ ------
      1996
        Quarter ended June 30, 1996 (June 14 through June 30)..... 22 3/4 19 3/4
        Quarter ended September 30, 1996.......................... 22 1/2  16
        Quarter ended December 31, 1996........................... 23 3/8  16
      1997
        Quarter ending March 31, 1997............................. 22 1/4 15 1/2
        Quarter ending June 30, 1997 (through June 17, 1997)...... 22 7/8 16 7/8

  Set forth below are: (i) the last reported per share sale price of Metromail Common Stock, as reported on the New York Stock Exchange Composite Transactions Tape, on May 16, 1997, the last trading day ending prior to the public announcement of the execution of the Merger Agreement and (ii) the equivalent pro forma sale price of Atlantes Common Stock (determined by multiplying such last reported sale price of Metromail Common Stock by 1.241):

      Metromail Common Stock........................................... $21.625
      Atlantes Equivalent.............................................. $26.837

  On June 18, 1997, the last trading day prior to the date of this Proxy Statement/Prospectus, the last reported sale price of Metromail Common Stock, as reported on the New York Stock Exchange Composite Transactions Tape was $22.00 per share. Shareholders are urged to obtain current market quotations for Metromail Common Stock. No assurance can be given as to the future prices of or markets for Metromail Common Stock.

                                 RISK FACTORS

  Shareholders of Atlantes and holders of Atlantes Stock Options and Atlantes Warrants should carefully consider all of the information contained in this Proxy Statement/Prospectus including, in particular, the following:

MERGER CONSIDERATION

  In determining whether to approve the transactions pursuant to the Merger Agreement, shareholders of Atlantes should consider that the price of Metromail Common Stock at the Effective Time as well as the prices at the date of this Proxy Statement/Prospectus and at the date of the Atlantes Special Meeting may vary as a result of changes in the business, operations or prospects of Metromail, general market and economic conditions and other factors. Although it is anticipated that the Effective Time will occur shortly after the Atlantes Special Meeting, the Effective Time may occur at a later date than the date of the Atlantes Special Meeting, and thus, there can be no assurance that the sales price of Metromail Common Stock on the date of the Atlantes Special Meeting will be indicative of the sales price of Metromail Common Stock at or after the Effective Time. Shareholders of Atlantes should also consider that the number of shares of Metromail Common Stock to be delivered upon consummation of the Merger upon conversion of Atlantes Common Stock, Atlantes Warrants and Atlantes Stock Options (other than Contingent Shares) is fixed pursuant to the Merger Agreement. Changes in the price of Metromail Common Stock will not result in an adjustment to such number and any such changes will not, in and of themselves, constitute a basis for either party to terminate the Merger Agreement. See "THE MERGER AGREEMENT--Conversion of Shares in the Merger," "--Atlantes Warrants," and "--Atlantes Stock Options."

  THERE CAN BE NO ASSURANCE WITH RESPECT TO ANY MARKET PRICE OF METROMAIL COMMON STOCK. BROAD MARKET FLUCTUATIONS, AS WELL AS GENERAL ECONOMIC OR POLITICAL CONDITIONS, MAY ADVERSELY AFFECT THE MARKET PRICE OF THE METROMAIL COMMON STOCK, REGARDLESS OF THE ACTUAL PERFORMANCE OF METROMAIL.

  Pursuant to the Merger Agreement, holders of Atlantes Common Stock, Atlantes Warrants and Atlantes Stock Options immediately prior to the Effective Time will be entitled to receive Contingent Shares in 1999 through 2002 depending on the achievement of certain performance targets in 1998 through 2001. The number of Contingent Shares to be delivered with respect to any Measurement Period (as defined herein) is determined first by calculating the "Contingent Payment Amount." This is determined by comparing the number of customer response cards that meet certain specifications, the data from which is loaded into Atlantes' or Metromail's database during the particular Measurement Period, to the specified performance targets. The Contingent Payment Amount is subject to reduction if Metromail incurs certain losses and expenses that it is permitted to offset against such amount. The number of Contingent Shares to be delivered is equal to the Contingent Payment Amount, as it may be so reduced, divided by the average of the per share closing prices on the NYSE of Metromail Common Stock during the ten consecutive trading days ending on the trading day which is five trading days immediately preceding the delivery date. Holders of Atlantes Common Stock, Atlantes Warrants and Atlantes Options should consider the following: whether, and to what extent, the performance targets are met will be dependent on the management of Atlantes after the Effective Time and that the control of the business of Atlantes will rest, ultimately, with Metromail; there will be no Contingent Shares delivered for a Measurement Period if the number of Qualifying Records is less than 80% of the performance target for such period; the performance targets for the years 1998 through 2001 are 12,000,000, 15,000,000, 19,500,000 and 24,000,000 Qualifying
Records, respectively, compared to the approximately 6,000,000 Qualifying Records collected by Atlantes during 1996; the aggregate of the Contingent Payment Amounts for all four Measurement Periods cannot exceed $12,500,000, and such maximum is subject to reduction if the Contingent Payment Amount for a particular Measurement Period is less than the targeted amount for such period; the number of Contingent Shares that can be delivered to holders of Atlantes Common Stock, or in respect of Atlantes Common Stock and Atlantes Warrants, cannot exceed the aggregate number of shares issued to such holders at the Effective Time in respect of shares of Atlantes Common Stock, or shares of Atlantes Common Stock and Atlantes Warrants, respectively; and there can be no assurance that any Contingent Shares will be deliverable after the Effective Time. See "THE MERGER AGREEMENT--Contingent Shares."

FACTORS RELATING TO INVESTMENT IN METROMAIL COMMON STOCK

  The following factors should be considered in evaluating an investment in shares of Metromail Common Stock:

  Regulation. Adoption of additional guidelines by the Direct Marketing Association or new guidelines applicable to Metromail's reference services and enactment of federal or state laws or regulations affecting either Metromail's direct marketing or reference services could have the effect of materially increasing the cost to Metromail of collecting certain kinds of information, precluding the use by direct marketers of information that Metromail could lawfully collect or otherwise materially adversely affecting Metromail's business, operating results or financial condition. See "ADDITIONAL INFORMATION REGARDING METROMAIL--Business of Metromail--Regulation."

  Absence of Long-Term Contracts; Lack of Predictability of Sales; Fluctuations in Operating Results. Metromail's sales, particularly with respect to its direct marketing products, are generally not derived from long-term contracts. Therefore, Metromail must continually engage in sales efforts and must be prepared to adjust its pricing terms to meet competition. Metromail's net sales are affected by a number of seasonal characteristics and other factors, including, with respect to Metromail's direct marketing services, the timing and extent of the direct marketing activities of Metromail's clients. These activities are influenced by general factors, such as postal rates, paper prices and overall economic conditions, and by factors specific to a client, such as the client's advertising budget and choice of advertising media. Metromail's net sales can also be affected by the availability of new or updated data. Thus, if Metromail does not update its database as quickly as do its competitors, Metromail's net sales could be adversely affected. The potential unpredictability of Metromail's net sales can lead to fluctuations in quarterly and annual operating results, especially because many expenses are incurred by Metromail ratably throughout the year. In addition, the expenses associated with acquiring data, and the timing of acquisitions and the costs and expenses associated therewith, might also affect operating results.

  Competition. The markets in which Metromail competes are highly competitive and fragmented. Some of Metromail's competitors have, and potential competitors may have, materially greater financial, technical and marketing resources than Metromail that may allow them to compete effectively with Metromail in respect of some or all of its database marketing, direct marketing and reference services. See "ADDITIONAL INFORMATION REGARDING METROMAIL--Business of Metromail--Competition."

  Technological Changes and Software Development. Metromail's future success is dependent on its ability to keep pace with technological improvements, including as they affect Metromail's ability to input collected information into its database and produce the information desired by its clients and the costs of doing so. In addition, Metromail's future success in respect of its marketing database software will depend upon its ability to enhance its current products and to develop and introduce new products and services on a timely basis that keep pace with technological developments and address the increasingly sophisticated needs of its clients. If Metromail is unable to keep pace with technological improvements or is unable, for technological or other reasons, to develop and introduce new products or enhancements of existing products in a timely and cost-effective manner in response to changing market conditions or customer requirements, Metromail's business, operating results or financial condition could be materially adversely affected.

  Litigation. Metromail cannot predict the effects, if any, that the litigation discussed under "ADDITIONAL INFORMATION REGARDING METROMAIL-- Business of Metromail--Legal Proceedings" may have on its business, operating results or financial condition, although such litigation could have an adverse effect on Metromail (including through adverse publicity) if Metromail were not to be successful in its defense or if Metromail's insurer were to deny coverage.

  Risk of Loss of Data Centers or Interruption of Telecommunications Services. Metromail's operations are dependent on its ability to protect its data centers in Lombard, Illinois and Lincoln, Nebraska against damage from fire, power loss, telecommunications failure or similar event. In addition, the on-line services provided by Metromail are dependent on telecommunications links to the regional Bell operating companies. Metromail has taken precautions to protect its data centers and telecommunications links from events that could interrupt its operations. Any damage to Metromail's data centers or any failure of Metromail's telecommunication links that causes interruptions in Metromail's operations could have a material adverse effect on Metromail's business, operating results or financial condition.

  Growth Through Acquisitions and New Products. Metromail's business strategy includes growth through acquisitions of proprietary information and of distribution channels and businesses complementary to Metromail's business. Metromail has made a number of acquisitions in the past and believes that it has been successful in integrating the acquired assets and businesses into Metromail's operations. There can be no assurance, however, that future acquisitions will be consummated on acceptable terms or that any acquired assets or business will be successfully integrated into Metromail's operations. Metromail's business strategy also includes growth through the introduction of new products or services that leverage the information contained in Metromail's database. There can be no assurance that new products or services introduced by Metromail will achieve acceptance.

                           ATLANTES SPECIAL MEETING

DATE, PLACE AND TIME

  The Atlantes Special Meeting will be held on June 30, 1997 at 2:00 p.m., local time, at the offices of Atlantes, 90 Madison Street, Denver, Colorado.

PURPOSE

  At the Atlantes Special Meeting, holders of Atlantes Common Stock will consider and vote upon a proposal to approve the Merger Agreement and the Parachute Proposal and to transact such other business as may properly come before the Atlantes Special Meeting.

  The Atlantes Board has unanimously determined that the Merger is fair, equitable and in the best interests of Atlantes and its shareholders and has unanimously approved the Merger Agreement. THE ATLANTES BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF ATLANTES VOTE IN FAVOR OF APPROVAL OF THE MERGER AGREEMENT AND THE PARACHUTE PROPOSAL AT THE ATLANTES SPECIAL MEETING. See "THE MERGER--Atlantes' Reasons for the Merger; Recommendation of its Board of Directors."

RECORD DATE; VOTING RIGHTS

  Only holders of record of Atlantes Common Stock at the close of business on the Atlantes Record Date, June 17, 1997, are entitled to receive notice of and to vote at the Atlantes Special Meeting. At the close of business on the Atlantes Record Date, there were 476,803 shares of Atlantes Common Stock outstanding, each of which entitles the registered holder thereof to one vote on each matter voted upon at the Atlantes Special Meeting.

QUORUM

  The holders of a majority of shares of Atlantes Common Stock outstanding and entitled to vote must be present in person or represented by proxy at the Atlantes Special Meeting in order for a quorum to be present.

  Shares of Atlantes Common Stock represented by proxies which are marked "abstain" will be counted as shares present for purposes of determining the presence of a quorum on all matters, as will shares that are represented by proxies that are executed by any broker, fiduciary or other nominee on behalf of the beneficial owner(s) thereof regardless of whether authority to vote is withheld by such broker, fiduciary or nominee on one or more matters.

  In the event that a quorum is not present at the Atlantes Special Meeting, it is expected that such meeting will be adjourned or postponed to allow for the solicitation of additional proxies.

PROXIES

  All shares of Atlantes Common Stock which are represented by properly executed proxies received by Atlantes prior to or at the Atlantes Special Meeting and not revoked will be voted at the Atlantes Special Meeting in accordance with the instructions indicated in such proxies. If no instructions are indicated, such shares will be voted FOR approval of the Merger Agreement and FOR approval of the Parachute Proposal. The Atlantes Board does not know of any other matters to be brought before the Atlantes Special Meeting. If any other matters are properly presented at the Atlantes Special Meeting for action, the persons named in the enclosed form of proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment.

  An Atlantes shareholder who has given a proxy may revoke it at any time prior to its exercise by filing a written notice of such revocation with the Secretary of Atlantes at or prior to the Atlantes Special Meeting, by delivering to Atlantes a duly executed later dated proxy or by attending the Atlantes Special Meeting and voting in person (although attendance at the Atlantes Special Meeting will not in and of itself constitute a revocation of a proxy). All written notices of revocation and other communications with respect to revocation of proxies in connection with the Atlantes Special Meeting should be addressed to Atlantes Corporation, 90 Madison Street, Denver, Colorado 80206, Attention: Kenneth W. Edwards, Jr., Secretary.

SOLICITATION OF PROXIES

  Proxies are being solicited hereby on behalf of the Atlantes Board. All expenses incurred in connection with the solicitation of proxies by and on behalf of the Atlantes Board will be borne by Atlantes. In addition to the use of the mails, proxies may be solicited personally or by telephone by directors, officers and employees of Atlantes who will not be additionally compensated therefor, but may be reimbursed for their out-of-pocket expenses incurred in connection with such solicitation.

REQUIRED VOTE

  Approval of the Merger Agreement will require the affirmative vote of the holders of two-thirds of the shares of Atlantes Common Stock outstanding on the Atlantes Record Date. Approval of the Parachute Proposal will require the affirmative vote of the holders of at least 75% of the shares of Atlantes Common Stock outstanding immediately prior to the Effective Time, disregarding the shares held by the Chairman of Atlantes. If the holders of all outstanding Atlantes Warrants were to exercise such warrants prior to the Effective Time (assuming no holders of Atlantes Stock Options were to exercise such options), the holders of approximately 91% of the shares of Atlantes Common Stock outstanding on the Atlantes Record Date (disregarding shares held by the Chairman) would be required to approve the Parachute Proposal.

  Abstentions and votes which are not cast because the nominee-broker either lacks or fails to exercise discretionary authority with respect to the proposal to approve the Merger Agreement or the Parachute Proposal will have the effect of votes against such proposal.

  The holders of 193,760 shares of Atlantes Common Stock outstanding at the close of business on the Atlantes Record Date (approximately 40.6% of the shares of Atlantes Common Stock then outstanding) have signed agreements obligating them to vote in favor of the Merger Agreement and against certain other action. See "VOTING AGREEMENTS."

  At the close of business on the Atlantes Record Date, directors and executive officers of Atlantes were the record owners of an aggregate of 153,321 (approximately 32.2%) of the shares of Atlantes Common Stock then outstanding. Such shares do not include the shares subject to the voting agreements described above. Atlantes expects that all such shares will be voted in favor of approval of the Merger Agreement and the Parachute Proposal.

DISSENTERS' RIGHTS

  Holders of Atlantes Common Stock have the right to dissent from the Merger and to receive payment of the fair value of their shares upon full compliance with Article 113 of the CBCA. A copy of Article 113 of the

CBCA is attached hereto as Annex B. If holders of more than 1% of the shares of Atlantes Common Stock outstanding immediately prior to the Effective Time properly exercise dissenters' rights, Metromail will have the right to decline to consummate the Merger. See "DISSENTERS' RIGHTS" and "THE MERGER AGREEMENT-- Conditions Precedent to the Merger."

                        PARTIES TO THE MERGER AGREEMENT

METROMAIL

  Metromail is a leading provider of database marketing, direct marketing and reference products and services in the United States and the United Kingdom. Metromail helps its customers identify and reach targeted audiences, utilizing its comprehensive, proprietary consumer database encompassing more than 90% of U.S. households, as well as providing database marketing software and related services. Metromail is a Delaware corporation, its principal executive offices are located at 360 East 22nd Street, Lombard, Illinois 60148, its telephone number is (630) 620-3300 and its Internet address is http://www.metromail.com. For further information concerning Metromail, see "ADDITIONAL INFORMATION REGARDING METROMAIL," "METROMAIL CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS" and "AVAILABLE INFORMATION."

ATLANTES

  Atlantes has developed a proprietary computer database which accumulates and provides access to consumer product purchasing information. Atlantes provides consumer database management services, primarily to durable goods manufacturers, in exchange for consumer product purchasing information derived from customer response cards and the right to sell selected parts of the consumer database, in the form of customer lists, to the direct marketing industry. Atlantes also provides consumer database and information design services to its clients. Atlantes is a Colorado corporation, its principal executive offices are located at 90 Madison Street, Denver, Colorado 80206, and its telephone number is (303) 394-9077. For further information concerning Atlantes, see "ADDITIONAL INFORMATION REGARDING ATLANTES" and "ATLANTES FINANCIAL STATEMENTS."

MERGERCO

  Mergerco was incorporated in Colorado on May 7, 1997 solely for the purpose of consummating the Merger and the other transactions contemplated by the Merger Agreement. Mergerco has minimal assets and no business and has carried on no activities which are not directly related to its formation and its execution of the Merger Agreement. Its principal executive offices are located at 360 East 22nd Street, Lombard, Illinois 60148, and its telephone number is
(630) 620-3300.

                                  THE MERGER

  The description of the Merger and the Merger Agreement contained in this Proxy Statement/Prospectus does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a conformed copy of which is attached hereto as Annex A and incorporated herein by reference.

GENERAL

  At the Effective Time of the Merger, Mergerco will be merged with and into Atlantes, with Atlantes continuing as the Surviving Corporation and a wholly-owned subsidiary of Metromail. As a result of the Merger, the separate corporate existence of Mergerco will cease, and Atlantes will succeed to all the rights and be responsible for all the obligations of Mergerco in accordance with the CBCA.

  Subject to the terms and conditions of the Merger Agreement, each share of Atlantes Common Stock outstanding immediately prior to the Effective Time of the Merger will be converted into (i) 1.241 shares of Metromail Common Stock or, at the election of the holder thereof but subject to certain limitations, $25.99 in cash, plus (ii) the right to receive Contingent Shares. Each share of Metromail Common Stock issued pursuant to the Merger Agreement will be accompanied by a Metromail Right, subject to the provisions described under "DESCRIPTION OF METROMAIL COMMON STOCK--Certain Charter and By-law Provisions; Metromail Rights Agreement." Cash will be paid in lieu of any fractional share of Metromail Common Stock. See "THE MERGER AGREEMENT--Conversion of Shares in the Merger," "--Cash Election," "--No Fractional Shares," "--Adjustment of Exchange Ratio," and "--Conditions Precedent to the Merger."

  HOLDERS OF ATLANTES COMMON STOCK WHO WISH TO RECEIVE CASH IN LIEU OF THE
1.241 SHARES OF METROMAIL COMMON STOCK THAT THEY WOULD RECEIVE IN EXCHANGE FOR EACH OF THEIR SHARES OF ATLANTES COMMON STOCK UPON CONSUMMATION OF THE MERGER MUST RETURN THE FORM OF ELECTION THAT ACCOMPANIES THIS PROXY STATEMENT/PROSPECTUS TO THE EXCHANGE AGENT BY 5:00 P.M., NEW YORK TIME, ON JUNE 27, 1997. HOLDERS OF ATLANTES COMMON STOCK WHO DO NOT WISH TO RECEIVE CASH INSTEAD OF SHARES OF METROMAIL COMMON STOCK NEED NOT RETURN SUCH FORM OF ELECTION. SEE "THE MERGER AGREEMENT--CASH ELECTION."

  Notwithstanding the foregoing, holders of Atlantes Common Stock have the right to dissent from the Merger and to receive payment of the fair value of their stock upon full compliance with Article 113 of the CBCA. If holders of more than 1% of the shares of Atlantes Common Stock outstanding immediately prior to the Effective Time properly exercise dissenters' rights, Metromail will have the right to decline to consummate the Merger. See "DISSENTERS' RIGHTS."

  The Merger will become effective on the date of filing of Articles of Merger, or such later date, not to be more than 90 days after the date the Articles of Merger are filed, as may be specified in the Articles of Merger, with the Secretary of State of the State of Colorado, which is anticipated to occur promptly after the approval of the Merger Agreement and the Parachute Proposal by the shareholders of Atlantes and following the satisfaction or waiver of the conditions to the obligations of each of the parties to the Merger Agreement. See "THE MERGER AGREEMENT--Conditions Precedent to the Merger."

BACKGROUND OF THE MERGER

  From time to time over the last twelve months, Atlantes received unsolicited contacts from companies, including Metromail, indicating an interest in acquiring or merging with Atlantes. On November 22, 1996, members of the Atlantes Board discussed the various inquiries that had been received and the short and long range prospects for Atlantes. The Atlantes Board decided at that time to hire an investment advisor to assist Atlantes in its consideration of various opportunities for sale of Atlantes.

  On December 10, 1996, the Atlantes Board retained The Wallach Company to serve as its financial advisor in connection the possible sale of Atlantes and, if requested, to provide a fairness opinion with respect to any proposal received. At a January 31, 1997 meeting, after a presentation of strategic buyer candidates by management and The Wallach Company, the Atlantes Board agreed that the process of exploring a sale of Atlantes should target those companies believed most likely to be interested in a strategic combination with Atlantes, such parties to include those companies which had made prior indications of interest and those additional companies determined after consultation with The Wallach Company, management and the directors.

  Following the January 31, 1997 meeting, management and The Wallach Company prepared information materials describing Atlantes. Beginning February 4, 1997, The Wallach Company solicited indications of interest from nine companies which were believed to have the strongest strategic opportunities with Atlantes. Upon executing a confidentiality agreement, the contacted parties were forwarded the information materials on Atlantes. In connection with the process, the participants were given the opportunity to conduct a due diligence review of Atlantes and received a set of procedures for the submission of definitive proposals. The procedures set forth delivery instructions, requested best offers, required that proposals remain in effect until April 4, 1997, stated that all proposals would be reviewed by the Atlantes Board, and required that all proposals be submitted by March 20, 1997.

  As part of its due diligence review, each party was invited to attend a three hour management presentation, further describing the business and prospects for Atlantes. These presentations were given during the first part of March.

  By March 20, 1997, The Wallach Company, as representative of Atlantes, had received responses from five entities, including Metromail, concerning their interest in the acquisition of the outstanding common stock of Atlantes. On March 21, 1997, The Wallach Company presented these responses to certain members of management and the Atlantes Board . The Atlantes Board determined at that meeting that, based on the economic value offered at closing, the potential of future consideration pursuant to contingent payments, the lack of contingencies relative to certain Atlantes' contracts and the alternative of either stock or cash consideration, the proposal submitted by Metromail was deemed to provide the best alternative for the Atlantes' shareholders. The Atlantes Board also determined that the management team of Atlantes should conduct a due diligence review of Metromail.

  Accordingly, on April 1, 1997, the management team of Atlantes visited Metromail for a presentation by the management of Metromail on the business operations and prospects of Metromail. At that meeting, certain terms of the Metromail proposal were clarified and negotiated with Metromail modifying its indication of interest in a letter dated April 3, 1997. On April 4, 1997, the Atlantes Board voted to approve proceeding with negotiation of a definitive agreement with Metromail consistent with the terms of Metromail's modified indication of interest. On April 7, 1997, Atlantes signed a no-shop agreement with Metromail prohibiting the Company from holding any further merger or transaction discussions with any other party for 60 days in order to allow Metromail to complete its due diligence and to begin discussions leading to a definitive agreement for the possible acquisition of Atlantes by Metromail. The no-shop agreement was a condition to Metromail's continued interest in acquiring Atlantes.

  After the no-shop agreement was executed, Metromail began further due diligence reviews of Atlantes. The parties also commenced negotiation and drafting of the definitive agreements with the negotiations and reviews continuing through May 17, 1997. On May 17, 1997, the Merger Agreement and Employment Agreements were considered and approved by the Atlantes Board. In addition, The Wallach Company delivered its oral opinion to the Atlantes Board on May 17, 1997, which was subsequently confirmed in the Fairness Opinion, that the consideration to be received by the shareholders of Atlantes pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. The Merger Agreement was signed on May 17, 1997.

METROMAIL'S REASONS FOR THE MERGER

  Metromail's strategy includes developing more sources of self-reported data, as compared to the traditional compiled and proprietary data. Self-reported data allows Metromail's clients to target their customers based on lifestyles and interests supplied by the ultimate consumer. Additionally, self-reported data allows consumers to determine whether they want to allow the data they provide to be used for direct marketing purposes. Although Metromail currently has access to the Atlantes database through a sublicense agreement with Experian, Inc. ("Experian"), which has an exclusive contract with Atlantes to market Atlantes' database, Metromail believes its acquisition of Atlantes will significantly increase the size and content of its self-reported consumer lifestyle database by focusing the form and content of Atlantes' questionnaires to complement Metromail's existing database and by providing greater capital investment in the business.

ATLANTES' REASONS FOR THE MERGER; RECOMMENDATION OF ITS BOARD OF DIRECTORS

  The Atlantes Board has unanimously determined that the Merger is fair and in the best interests of Atlantes and its shareholders and has unanimously adopted the Merger Agreement. Accordingly, the Atlantes Board recommends that the shareholders of Atlantes vote in favor of approval of the Merger Agreement at the Atlantes Special Meeting.

  In reaching its decision to adopt the Merger Agreement, the Atlantes Board considered a number of factors, including the following:

    (i) Information regarding the historical and current financial condition, results of operations, business and prospects for Atlantes.

    (ii) Information regarding the projected future earnings of Atlantes.

    (iii) The strategic and financial alternatives available to Atlantes, including remaining a separate company and the sale of Atlantes as a whole.

    (iv) The future capital required for Atlantes to grow as a separate company.

    (v) The fact that, because Atlantes competes against companies which are much larger and benefit from greater capitalization, an affiliation with a larger, recognized company may provide opportunities for greater economic growth for Atlantes.

    (vi) While the ability to generate additional names for its database should continue, Atlantes currently depends on an outside party for the sale of its database. Metromail is currently a reseller of the information in Atlantes' database pursuant to a contract with the outside party. A combination with Metromail would increase the incentive for Metromail to resell Atlantes' data, thereby increasing Atlantes' revenue.

    (vii) The lack of a public market for the shares of Atlantes Common
  Stock.

    (viii) The terms and conditions of the Merger Agreement as reviewed and discussed with Atlantes' management, financial advisors and legal counsel. The Atlantes Board gave consideration to, among other things, the amount and form of consideration offered to Atlantes' shareholders both initially and potentially through the contingent payment provisions, the structure of the proposed business combination, and the provisions related to various contracts entered into by Atlantes.

    (ix) The offers made by other interested parties.

    (x) The financial condition, stock valuation and future prospects of Metromail, including the ability of Metromail to complete the Merger in a timely manner.

    (xi) The absence of any term or condition which, in the opinion of the Atlantes Board, could materially impede or impair the consummation of the Merger.

    (xii) The Employment Agreements entered into by three of Atlantes' management team.

    (xiii) The financial presentation of The Wallach Company and the opinion of The Wallach Company, delivered to the Atlantes Board that the consideration to be received by the shareholders of Atlantes pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

  In the course of its discussions, the Atlantes Board extensively discussed the price that would be obtained by the Atlantes shareholders, the nature of the proposed merger consideration, the intended tax-free nature of the Merger, the liquidity of the Metromail Common Stock and Metromail's strategic fit with Atlantes. However, the Atlantes Board did not assign relative weights to the foregoing factors or determine that any factor was of more importance than other factors. Rather, the Atlantes Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. Accordingly, all of the foregoing factors impacted the Atlantes Board's decision to some extent.

  THE ATLANTES BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF ATLANTES VOTE IN FAVOR OF APPROVAL OF THE MERGER AGREEMENT AND THE PARACHUTE PROPOSAL AT THE ATLANTES SPECIAL MEETING.

OPINION OF ATLANTES' FINANCIAL ADVISOR

  The Wallach Company was engaged by Atlantes pursuant to an engagement letter dated December 10, 1996 (the "Engagement Letter") to act as its financial advisor in connection with a potential sale of Atlantes and to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of Atlantes Common Stock in any proposed business combination or similar transaction. The Wallach Company, an investment banking firm located in Denver, Colorado, is regularly engaged in the sale of businesses and in the valuation of businesses and their securities in connection with mergers and acquisitions. The Wallach Company has not performed investment banking services for Atlantes or Metromail in the past.

  In this role, The Wallach Company acted as financial advisor to Atlantes in connection with the Merger and delivered the Fairness Opinion to the Atlantes Board to the effect that, based upon and subject to the various considerations set forth therein, as of the date thereof, the consideration to be received in the Merger by the holders of Atlantes Common Stock is fair to such holders from a financial point of view. No limitations were imposed by the Atlantes Board upon The Wallach Company with respect to the investigations made or the procedures followed by it in rendering the Fairness Opinion.

  THE FULL TEXT OF THE FAIRNESS OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS ANNEX C AND SHOULD BE READ CAREFULLY IN ITS ENTIRETY. THE SUMMARY OF THE FAIRNESS OPINION SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE FAIRNESS OPINION. THE FAIRNESS OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF ATLANTES COMMON STOCK AS TO HOW SUCH HOLDER SHOULD VOTE ON THE MERGER AGREEMENT OR ANY RECOMMENDATION WHATSOEVER.

  Prior to the time that The Wallach Company delivered the Fairness Opinion, The Wallach Company presented its analysis and provided a verbal opinion to the Atlantes Board to the effect that, based upon and subject to the various considerations set forth in the written Fairness Opinion, the consideration to be received in the Merger by the holders of Atlantes Common Stock (consisting of consideration to be received at the Effective Time and contingent payments) is fair to such holders from a financial point of view. In arriving at the Fairness Opinion, The Wallach Company reviewed (i) certain business and financial information relating to Atlantes, which is a privately held company,
(ii) certain publicly available business and financial information relating to Metromail, (iii) summary financial forecasts for Atlantes for the years ending December 31, 1997 and 1998, (iv) certain financial and stock market data for publicly held companies that operate in similar industries to Atlantes, (v) the responses made by the other companies that considered the acquisition of Atlantes and (vi) such other information as The Wallach Company deemed necessary or appropriate. In addition, The Wallach Company met with the management of Atlantes to discuss the past and current business operations, financial conditions and prospects of Atlantes. The Wallach Company also had discussions with certain members of Metromail's management regarding the past and current business operations, financial condition and prospects of Metromail.

  In rendering the Fairness Opinion, The Wallach Company assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to it by Atlantes and Metromail and did not independently verify nor assume any responsibility for independently verifying any of such information. The Fairness Opinion was based on general economic, market, monetary and other conditions as they existed and could be evaluated on, and the information made available to The Wallach Company as of, the date of such opinion. The Wallach Company expressed no opinion as to the likely trading range of the Metromail Common Stock prior to or following the consummation of the Merger, which may vary depending on, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities.

  In rendering the Fairness Opinion, The Wallach Company considered the prospects for value, liquidity and growth for Atlantes if it remained independent. In addition, The Wallach Company attempted to find comparable public companies, conduct discounted cash flow analysis, and discover other merger and acquisitions of companies similar to Atlantes. In all situations, The Wallach Company determined that, due to the relatively small size, minimal earnings, limited capitalization and limited history of Atlantes, it was improper to use these analytical approaches as the basis of rendering the Fairness Opinion. Rather, The Wallach Company relied on the responses that it received from the five parties that responded to The Wallach Company's solicitations, expressing interest in acquiring Atlantes. Based on the informational materials presented to prospective buyers, the opportunity for each party to conduct due diligence prior to submitting a bid, the number of knowledgeable parties contacted with regards to this acquisition opportunity and the specific instructions concerning the submission of definitive proposals, The Wallach Company concluded that the Metromail offer was fair, from a financial point of view, to the Atlantes shareholders.

  Pursuant to the terms of the Engagement Letter, Atlantes has agreed to pay The Wallach Company, for advisory services and the issuance of the Fairness Opinion, a fee of $280,000 at closing of the Merger plus additional fees which may be paid in the event the Contingent Payment Amounts are received by the Record Holders pursuant to the Merger Agreement. In the event that the maximum Contingent Payment Amounts are received by the Record Holders, The Wallach Company will be entitled to additional payments totaling $280,000. Payment of the fee at closing plus future fees will be paid by Metromail. Atlantes also agreed to reimburse The Wallach Company for the expenses reasonably incurred by The Wallach Company in connection with its engagement and to indemnify The Wallach Company and its officers, directors, agents and controlling persons against certain expenses, losses, claims, damages or liabilities incurred in connection with its services.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  In considering the recommendation of the Atlantes Board with respect to approval of the Merger Agreement, Atlantes shareholders should be aware that certain members of the Atlantes Board and executive officers of Atlantes have interests in the Merger in addition to their interests as shareholders of Atlantes.

  Employment Agreements. In connection with the execution of the Merger Agreement, Mr. Detmer, President of Atlantes and a member of the Atlantes Board, Mr. Anderson, Vice President--Operations of Atlantes, and Mr. O'Neil, Vice President--Client Services of Atlantes, have executed employment agreements with Metromail which will replace existing agreements each of such employees has with Atlantes. These Employment Agreements take effect at the Effective Time.

  Mr. Detmer's employment agreement (the "Detmer Employment Agreement") provides for a term ending on December 31, 2001. Under his employment agreement, Mr. Detmer will serve as President of Atlantes at an annual base salary of no less than $138,000 per year. For the period ending December 31, 1997, Mr. Detmer's bonus and employee benefits will be determined in accordance with the existing Atlantes's benefit plans. Beginning January 1, 1998, Mr. Detmer will be entitled to earn an annual bonus determined in accordance with the Metromail Variable Pay Plan for appointed officers, to receive certain perquisites and to participate in employee benefit plans available generally to Metromail employees. During the term of the employment agreement, Mr. Detmer will also be eligible to participate in Metromail stock option plans in a manner consistent with participation by other executives holding comparable positions within Metromail.

  In the event of early termination of employment by Metromail other than for Cause (as defined in the Detmer Employment Agreement) or death, Metromail would continue to pay Mr. Detmer his current salary until the date of his termination and would pay Mr. Detmer a lump sum severance of up to one year's salary (subject to pro-rata reduction based upon the number of months of advance notice received for such termination (reduced to zero if 12 months notice)) and a proportionate share of any accrued and unpaid bonus or Variable Pay. The Detmer Employment Agreement provides for a noncompete period until the earlier of (i) December 31, 2003, or (ii) two years following the termination of Mr. Detmer's employment if, during the term of the agreement,

Metromail terminates his employment other than for Cause or if Mr. Detmer terminates his employment following a Termination Event (as defined below).

  Mr. Anderson's employment agreement (the "Anderson Employment Agreement") provides for a term ending on December 31, 1999. Under his employment agreement, Mr. Anderson will serve as Vice President, Operations of Atlantes at an annual base salary of no less than $126,000 per year. For the period ending December 31, 1997, Mr. Anderson's bonus and employee benefits will be determined in accordance with the existing Atlantes's benefit plans. Beginning January 1, 1998, Mr. Anderson will be entitled to earn an annual bonus determined in accordance with the Metromail Variable Pay Plan for directors and managers, to receive certain perquisites and to participate in employee benefit plans available generally to Metromail employees. During the term of the employment agreement, Mr. Anderson will also be eligible to participate in Metromail stock option plans in a manner consistent with participation by other executives holding comparable positions within Metromail.

  In the event of early termination of employment by Metromail other than for Cause (as defined in the Anderson Employment Agreement) or death, Metromail would continue to pay Mr. Anderson his current salary until the date of his termination and would pay Mr. Anderson a lump sum severance of up to one year's salary (subject to pro-rata reduction based upon the number of months of advance notice received for such termination (reduced to zero if 12 months notice)) and a proportionate share of any accrued and unpaid bonus or Variable Pay. The Anderson Employment Agreement provides for a noncompete period until the earlier of (i) December 31, 2001, or (ii) two years following the termination of Mr. Anderson's employment if, during the term of the agreement, Metromail terminates his employment other than for Cause or if Mr. Anderson terminates his employment following a Termination Event.

  Mr. O'Neil's employment agreement (the "O'Neil Employment Agreement") provides for a term ending on June 30, 2000. Under his employment agreement, Mr. O'Neil will serve as Vice President, Client Services of Atlantes at an annual base salary of no less than $126,000 per year. For the period ending December 31, 1997, Mr. O'Neil's bonus and employee benefits will be determined in accordance with the existing Atlantes's benefit plans. Beginning January 1, 1998, Mr. O'Neil will be entitled to earn an annual bonus determined in accordance with the Metromail Variable Pay Plan for directors and managers, to receive certain perquisites and to participate in employee benefit plans available generally to Metromail employees. During the term of the employment agreement, Mr. O'Neil will also be eligible to participate in Metromail stock option plans in a manner consistent with participation by other executives holding comparable positions within Metromail.

  In the event of early termination of employment by Metromail other than for Cause (as defined in the O'Neil Employment Agreement) or death, Metromail would continue to pay Mr. O'Neil his current salary until the date of his termination and would pay Mr. O'Neil a lump sum severance of up to one year's salary (subject to pro-rata reduction based upon the number of months of advance notice received for such termination (reduced to zero if 12 months notice)) and a proportionate share of any accrued and unpaid bonus or Variable Pay. The O'Neil Employment Agreement provides for a noncompete period until the earlier of (i) June 30, 2002, or (ii) two years following the termination of Mr. O'Neil's employment if, during the term of the agreement, Metromail terminates his employment other than for Cause or if Mr. O'Neil terminates his employment following a Termination Event.

  A "Termination Event" means, with respect to each of Messrs. Detmer, Anderson and O'Neil, subject to certain exceptions, (i) a Change in Control Termination Event (as defined in the Employment Agreements); (ii) the relocation of such officer to a location outside the greater Denver, Colorado area without his consent; (iii) such officer's demotion from his position in Atlantes without his prior consent; or (iv) any reduction in the overall benefits made available to such officer without his prior consent.

  Atlantes Stock Options. Directors and executive officers of Atlantes hold Atlantes Stock Options as follows:

                                                         STOCK
                                                        OPTIONS
                                                    ---------------
                                                                    TOTAL STOCK
                                  EXERCISE   DATE                     OPTIONS
       NAME                        PRICE   GRANTED  VESTED UNVESTED    OWNED
       ----                       -------- -------- ------ -------- -----------
William Anderson.................  $1.00   10/24/94 44,800  11,200
                                   $2.00    9/21/96  1,500   6,000    63,500
Peter A. O'Neil..................  $1.00   10/21/94  4,000   1,000
                                   $1.50   10/21/94  3,000   2,000
                                   $2.00    9/21/96  1,500   6,000    17,500
Kenneth W. Edwards, Jr...........  $1.25   10/21/94  3,000   2,000
                                   $2.00    9/21/96    200     800     6,000
Jeffrey H. Schutz................  $1.50   10/21/94  3,600   2,400     6,000

  The Atlantes Corporation 1992 Stock Option Plan pursuant to which the options listed above were granted provides for acceleration of vesting of options upon a "change in control" (which includes the Merger). Such options will, if they are outstanding immediately prior to the Effective Time, be converted into the right to receive cash or shares of Metromail Common Stock. See "THE MERGER AGREEMENT--Atlantes Stock Options" and "ADDITIONAL INFORMATION REGARDING ATLANTES--Voting Securities and Principal Holders Thereof."

  Atlantes Warrants. Directors and executive officers of Atlantes hold Atlantes Warrants as follows:

                                                                        TOTAL
                                             WARRANT   DATE            WARRANTS
      NAME                                    PRICE   ISSUED  WARRANTS  OWNED
      ----                                   ------- -------- -------- --------
E. Thomas Detmer, Jr........................  $1.00   1/28/93   6,286
                                              $1.00  12/23/93     100
                                              $1.00  12/23/93     400    6,786
William Anderson............................  $1.00   1/28/93  12,500   12,500
Peter A. O'Neil.............................  $1.00  12/23/93     625      625
Jeffrey H. Schutz...........................  $1.00  11/15/94     600      600

  The warrants listed above will, if they are outstanding immediately prior to the Effective Time, be converted into the right to receive cash or shares of Metromail Common Stock. See "THE MERGER AGREEMENT-- Atlantes Warrants" and "ADDITIONAL INFORMATION REGARDING ATLANTES--Voting Securities and Principal Holders Thereof."

  Indemnification of Directors. For a period of not less than six years from and after the Effective Time, Metromail has agreed to, and to cause the Surviving Corporation to, indemnify and hold harmless all past and present directors of Atlantes to the full extent such persons may be indemnified by Atlantes pursuant to the Atlantes Charter and Bylaws as in effect on the date of execution of the Merger Agreement for acts and omissions occurring at or prior to the Effective Time and to advance reasonable litigation expenses incurred by such persons in connection with defending any action arising out of such acts or omissions, subject to receipt of certain affirmations and an undertaking, as provided by the CBCA.

CERTAIN MATERIAL FEDERAL INCOME TAX CONSEQUENCES

  The following is a summary description of certain material federal income tax consequences of the Merger. The discussion does not address all aspects of federal taxation that may be relevant to holders of Atlantes Common Stock, Atlantes Warrants or Atlantes Stock Options, and it might not be applicable to any such holder who, for United States federal income tax purposes, is a nonresident alien individual, foreign corporation, foreign partnership, foreign trust or foreign estate, or who acquired Atlantes Common Stock or an Atlantes Warrant pursuant to the exercise of employee stock options or otherwise as compensation. This summary is not a complete description of all the consequences of the Merger. Moreover, the individual circumstances of a holder of Atlantes Common Stock, Atlantes Warrant or Atlantes Stock Option may affect the tax consequences of the Merger to such holder.

  THE DISCUSSION IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE"), EXISTING AND PROPOSED TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS, ALL OF WHICH ARE SUBJECT TO CHANGE AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. THE DISCUSSION SET FORTH BELOW DOES NOT ADDRESS THE STATE, LOCAL OR FOREIGN TAX ASPECTS OF THE MERGER. HOLDERS OF ATLANTES COMMON STOCK, ATLANTES WARRANTS OR ATLANTES STOCK OPTIONS ARE THEREFORE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDERS, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL LAWS OR OTHER TAX LAWS.

 Atlantes Common Stock

  General. It is a condition to Atlantes' obligation to consummate the Merger that Atlantes receive an opinion from its counsel, Holland & Hart LLP, and it is a condition to Metromail's obligation to consummate the Merger that Metromail receive an opinion from its counsel, Sidley & Austin, in each case substantially to the effect that for federal income tax purposes:

    (i) The Merger will constitute a "reorganization" within the meaning of
  Section 368(a) of the Code, and Atlantes, Mergerco and Metromail will each be a party to such reorganization within the meaning of Section 368(b) of the Code;

    (ii) No gain or loss will be recognized by Metromail or Atlantes as a result of the Merger;

    (iii) No income, gain or loss will be recognized by the shareholders of Atlantes upon the exchange of their Atlantes Common Stock for shares of Metromail Common Stock or cash (or a combination thereof) pursuant to the Merger, except that gain realized on such exchange will be recognized to the extent of cash received (excluding cash, if any, received in lieu of fractional shares of Metromail Common Stock), gain or loss will be recognized with respect to cash, if any, received in lieu of fractional shares of Metromail Common Stock and income will be recognized to the extent of any amount treated as interest;

    (iv) The aggregate tax basis of the shares of Metromail Common Stock received in exchange for Atlantes Common Stock pursuant to the Merger (including fractional shares of Metromail Common Stock for which cash is received) will be the same as the aggregate tax basis of the Atlantes Common Stock exchanged therefor, reduced by the amount of cash received in such exchange (excluding cash, if any, received in lieu of fractional shares of Metromail Common Stock), increased by any gain recognized by reason of the receipt of such cash in such exchange, and increased by any amount treated as interest;

    (v) Except to the extent of Metromail Common Stock treated as interest, the holding period for shares of Metromail Common Stock received in exchange for Atlantes Common Stock pursuant to the Merger will include the holding period of the Atlantes Common Stock exchanged therefor, provided such Atlantes Common Stock was held as a capital asset by the shareholder at the Effective Time; and

    (vi) A shareholder of Atlantes who receives cash in lieu of a fractional share of Metromail Common Stock will recognize gain or loss equal to the difference, if any, between such shareholder's tax basis in such fractional share (as described in clause (iv) above) and the amount of cash received.

  An opinion of counsel is not binding on the Internal Revenue Service or the courts.

  In rendering such opinions, Holland & Hart LLP and Sidley & Austin may make certain assumptions, and may receive and rely upon representations (which have not been independently verified by counsel) contained in certificates of Atlantes, Metromail, certain shareholders of Atlantes, and others. If any such assumption or representation is inaccurate, such inaccuracy might jeopardize the validity of the opinions rendered by counsel.

  Computation of Gain. Cash received pursuant to an election to convert shares of Atlantes Common Stock into cash rather than Metromail Common Stock will be taxable only to the extent of the overall gain realized by the shareholder in the Merger (with the realized gain in general equal to the excess of such cash plus the value of Metromail Common Stock received or to be received in the Merger, over the shareholder's tax basis in the Atlantes Common Stock converted in the Merger). See clause (iii) under "General" above. Because Metromail Common Stock might be received as Contingent Shares, the extent of a shareholder's realized gain, and hence the extent to which such cash will be taxable, might not be certain as of the time the cash is received. Although not clear, one approach might be for a shareholder to compute realized gain for this purpose by assuming that no Contingent Shares will be received. Another approach might be to compute realized gain for this purpose by assuming Contingent Shares having the maximum possible value will be received. In either case, adjustments to income and basis would be required upon an installment of Contingent Shares being received or upon a determination that such installment will not be received, depending on the assumption originally made. Other possible tax rules might apply. SHAREHOLDERS OF ATLANTES WHO ELECT TO CONVERT ONE OR MORE SHARES OF ATLANTES COMMON STOCK INTO CASH RATHER THAN METROMAIL COMMON STOCK ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH AN ELECTION.

  Basis Considerations. On the date of delivery to an Atlantes shareholder of shares of Metromail Common Stock (upon the effectiveness of the Merger or as Contingent Shares) or on the date of a determination that a scheduled installment of Contingent Shares will not be delivered (each such time, an "Allocation Date"), a portion of an Atlantes shareholder's tax basis in Metromail Common Stock determined as described in clause (iv) under "General" above but disregarding amounts treated as interest (hereinafter, "Aggregate Metromail Tax Basis") must be temporarily allocated to the Metromail Common Stock delivered or previously delivered, including fractional shares of Metromail Common Stock for which cash is received, but excluding any portion of delivered or previously delivered Metromail Common Stock treated as imputed interest under the rules described below (collectively, the "Total Delivered Shares") with the remainder of such shareholder's tax basis being "suspended" until the next Allocation Date.

  The portion of a shareholder's Aggregate Metromail Tax Basis allocated on any Allocation Date to the Total Delivered Shares equals (a) such shareholder's Aggregate Metromail Tax Basis (less the tax basis of any Total Delivered Shares previously disposed of), multiplied by (b) a fraction, the numerator of which is the number of Total Delivered Shares and the denominator of which is the sum of the number of the Total Delivered Shares and the maximum number of Contingent Shares which could be received by such shareholder in the future, excluding any Total Delivered Shares previously disposed of and also excluding any portion of such future Contingent Shares which would be treated as imputed interest under the rules described below. The amount allocated on an Allocation Date should be allocated pro rata among the Total Delivered Shares held by such shareholder on an Allocation Date. The portion of any Contingent Share received as imputed interest will have a tax basis equal to its fair market value on the date such portion is treated as having been received and, as described below, will have a holding period beginning on such date.

  The Merger Agreement provides that the maximum aggregate number of Contingent Shares to which all holders of Atlantes Common Stock will be entitled may not exceed the aggregate number of shares of Metromail Common Stock received by such holders upon the effectiveness of the Merger (hereinafter referred to as "Fixed Shares"). Nevertheless, the number of Contingent Shares received by any particular holder of Atlantes Common Stock relative to the number of Fixed Shares received by that holder might vary significantly based on a number of factors, including the per share price of Metromail Common Stock used to determine the number of Contingent Shares to be delivered on a Contingent Share Delivery Date (as defined herein), the number of shares of Atlantes Common Stock with respect to which such holder elects to receive cash, and the extent to which other holders of Atlantes Common Stock or holders of Atlantes Warrants elect to receive cash. In the absence of more precise information, a shareholder should probably apply the foregoing rules by assuming that (consistent with the overall limitation described above) such holder will receive a number of Contingent Shares equal to the number of Fixed Shares such holder would have received had the holder made no election to convert shares of Atlantes Common Stock into cash.

  For purposes of the foregoing rules, it is unclear how a shareholder should determine the portion of future Contingent Shares which would be treated as imputed interest under the rules described below. Because of the practical difficulty in making such a determination, in the absence of relevant information a shareholder might choose to apply the fraction set forth in the second preceeding paragraph by assuming that no portion of future

Contingent Shares will be treated as imputed interest. Shareholders should consult their own tax advisors in this regard.

  AS A RESULT OF THESE BASIS RULES, AN ATLANTES SHAREHOLDER THAT SELLS ALL OR A PORTION OF SUCH SHAREHOLDER'S FIXED SHARES OR PREVIOUSLY DELIVERED CONTINGENT SHARES PRIOR TO THE TIME OF DELIVERY OF ALL CONTINGENT SHARES (OR THE DETERMINATION THAT NO ADDITIONAL CONTINGENT SHARES WILL BE DELIVERED) WILL GENERALLY RECOGNIZE SIGNIFICANTLY MORE GAIN (OR SIGNIFICANTLY LESS LOSS) ON SUCH SALE THAN WOULD BE THE CASE IF SUCH SHAREHOLDER SOLD SUCH FIXED SHARES OR PREVIOUSLY DELIVERED CONTINGENT SHARES AT THE SAME PRICE AFTER SUCH TIME. SHAREHOLDERS ARE STRONGLY URGED TO CONSULT SUCH SHAREHOLDER'S OWN TAX ADVISOR REGARDING THESE BASIS RULES.

  Imputed Interest Rules; Related Holding Period Consequences. A portion of the value of the Contingent Shares (if any) received by an Atlantes shareholder (including a fractional Contingent Share for which cash is received) will be treated as imputed interest under Section 483 of the Code and will be taxable to the shareholder in the taxable year of receipt. The amount treated as interest cannot be determined until the year in which the Contingent Shares are received. The method for determining the amount of imputed interest is demonstrated by Treas. Reg. 1.483-4. The amount of imputed interest would be equal to the excess of the fair market value of the Contingent Shares received (determined at the time of receipt) over the present value of such fair market value as of the Effective Time, discounted at the applicable federal rate in effect for imputed interest at the Effective Time. In general, imputed interest payments aggregating $600 or more to a non-corporate recipient are required to be reported to the Internal Revenue Service and the recipient thereof. As described above, the portion of any Contingent Share received as imputed interest will have a tax basis equal to its fair market value on the date such portion is treated as having been received.

  An Atlantes shareholder's holding period for the Contingent Shares will be split with respect to each such share (or fractional share). An Atlantes shareholder's holding period for a portion of each Contingent Share will include the holding period for the Atlantes Common Stock surrendered in the Merger (provided such shares of Atlantes Common Stock are held as capital assets by the shareholder at the Effective Time) and an Atlantes shareholder's holding period for the remaining portion of each Contingent Share will commence on the date on which the Contingent Share is received. This splitting of the holding period for each Contingent Share is determined based on the portion of the value of each Contingent Share which is taxed as interest income pursuant to the rules summarized in the preceding paragraph in comparison to the total value of the Contingent Share on the date of receipt of such share, with that portion of each such share which is taxed as interest income receiving the new holding period.

 Atlantes Warrants

  A holder of an Atlantes Warrant who exercises such Atlantes Warrant prior to the Merger will, with respect to Atlantes Common Stock received upon such exercise and converted into Metromail Common Stock or cash (or a combination thereof) pursuant to the Merger, have the federal income tax consequences summarized above under "--Atlantes Common Stock."

  A holder of Atlantes Warrants may choose not to exercise such Warrants and may, instead exchange the Warrants for Metromail Common Stock or cash (or a combination thereof). The exchange of Atlantes Warrants for Metromail Common Stock or cash (or a combination thereof) will be a taxable transaction for federal income tax purposes. In general, and subject to special rules, a holder of Atlantes Warrants will recognize gain or loss based on the difference between the amount of cash and the fair market value of Metromail Common Stock received (whether received as Fixed Shares or Contingent Shares, but net of amounts treated as imputed interest as described above) and the holder's tax basis in the Atlantes Warrant. A portion of each installment of Contingent Shares will, in general and subject to special rules, be treated for federal income tax purposes as interest income under rules similar to those described above under "--Atlantes Common Stock--Imputed Interest Rules; Related Holding Period Consequences." Holders of Atlantes Warrants should consult their own tax advisors as to the application of those rules, as well as the application of the installment sale provisions of the Code and the Treasury Regulations thereunder (or an election out of such provisions), to the exchange of Atlantes Warrants for Metromail Common Stock or cash (or a combination thereof) pursuant to the Merger.

 Atlantes Options

  Holders of Atlantes Stock Options will recognize ordinary compensation income as a result of the receipt of Metromail Common Stock or cash (or a combination thereof) in exchange for Atlantes Stock Options in the Merger. The amount treated as compensation income will equal the amount of cash (if any) and the fair market value of the shares of Metromail Common Stock received at the Effective Time and the entire fair market value of the Contingent Shares, if any, generally at the time such shares are received by an option holder. Such amounts will be (i) subject to tax at the option holder's ordinary income tax rate, (ii) subject to the hospital insurance portion of the tax under the Federal Insurance Contributions Act (i.e., FICA tax) (currently 1.45%), and
(iii) depending on an option holder's individual circumstances, subject in whole or in part to the old-age, survivors and disability portion of the FICA tax (currently 6.2%). The amount of cash (if any) and the number of shares of Metromail Common Stock otherwise payable to an option holder will generally be reduced by the foregoing taxes and any other amounts Metromail is required to withhold. An option holder will have a tax basis in the Metromail Common Stock received in exchange for such holder's Atlantes Stock Options equal to the fair market value of such stock on the date when it is received and the holding period of such stock, for the purpose of determining whether a subsequent sale thereof would result in the recognition of short-term or long-term capital gain or loss, will generally commence on such date.

 Dissenting Shareholders

  A shareholder of Atlantes who exercises dissenters' rights as described below under "DISSENTERS' RIGHTS" should, in general, treat the difference between the tax basis of the Atlantes Common Stock held by such shareholder with respect to which such rights are exercised and the amount received through the exercise of such rights as capital gain or loss for federal income tax purposes although, depending on the shareholder's particular circumstances, the amount received through the exercise of such rights might be treated for federal income tax purposes as dividend income.

ANTICIPATED ACCOUNTING TREATMENT

  The Merger will be accounted for as a "purchase" for accounting and financial reporting purposes in accordance with APB No. 16. For purposes of preparing Metromail's consolidated financial statements, Metromail will establish a new accounting basis for Atlantes's assets and liabilities based upon the fair values thereof and Metromail's purchase price, including the direct costs of the acquisition. A final determination of required purchase accounting adjustments and of the fair value of the assets and liabilities of Atlantes has not yet been made. Accordingly, the purchase accounting adjustments made in connection with the development of the pro forma financial information appearing elsewhere in this Proxy Statement/Prospectus are preliminary and are subject to adjustment. After the Merger, Metromail will undertake a study to determine the fair value of Atlantes's assets and liabilities and will make appropriate purchase accounting adjustments upon completion of such study. For financial reporting purposes, Metromail will consolidate the results of Atlantes's operations with those of Metromail's operations, beginning with the consummation of the Merger, but Metromail's financial statements for prior periods will not be restated as a result of the Merger.

OPERATION OF ATLANTES AFTER THE EFFECTIVE TIME

  The Merger Agreement provides that the directors of Mergerco immediately prior to the Effective Time will be the directors of Atlantes, as the Surviving Corporation, after the Effective Time until their successors are duly elected. The directors of Mergerco are Barton L. Faber, Chairman of Metromail, Susan L Henricks, President and Chief Executive Officer of Metromail, and Thomas J. Quarles, Senior Vice President, Chief Administrative Officer, General Counsel and Secretary of Metromail.

  Metromail has agreed in the Merger Agreement to operate or cause the business of Atlantes to be operated in conformity with sound business practices and to make or cause to be made all business decisions with respect to the business of Atlantes in good faith. It is Metromail's current intention to provide Atlantes with a reasonable opportunity to meet the Record Flow Performance Targets (as herein defined) for each of the measurement periods described under "THE MERGER AGREEMENT--Contingent Shares."

RESALES OF METROMAIL COMMON STOCK

  The shares of Metromail Common Stock issued in the Merger will be freely transferrable, except that shares received by any person who may be deemed to be an "affiliate" (as used in paragraphs (c) and (d) of Rule 145, under the Securities Act, including, without limitation, directors and certain executive officers) of Atlantes for purposes of such Rule 145, may not be resold except in transactions permitted by such Rule 145 or as otherwise permitted under the Securities Act.

                             THE MERGER AGREEMENT

CONVERSION OF SHARES IN THE MERGER

  At the Effective Time, by virtue of the Merger and without any further action on the part of any shareholder of Atlantes or Mergerco:

    (i) each share of Atlantes Common Stock held in the treasury of Atlantes will be canceled and no capital stock of Metromail or other consideration will be delivered in exchange therefor;

    (ii) each issued and outstanding share of capital stock of Mergerco will be converted into one share of Common Stock, no par value, of the Surviving Corporation;

    (iii) each share of Atlantes Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled as described in subparagraph (i) above) will be converted into (a) 1.241 shares of Metromail Common Stock, or, at the election of the holder thereof but subject to certain limitations, $25.99 in cash, plus (b) the right to receive Contingent Shares in years 1999 through 2002 depending on the achievement of certain performance targets in years 1998 through 2001. See "--Contingent Shares." Each share of Metromail Common Stock issued pursuant to the Merger will be accompanied by a Metromail Right, subject to the provisions described under "DESCRIPTION OF METROMAIL COMMON STOCK--Certain Charter and By-law Provisions; Metromail Rights Agreement." Cash will be paid in lieu of any fractional shares of Metromail Common Stock. See "--No Fractional Shares." The number of shares of Metromail Common Stock to be received by Atlantes shareholders is subject to adjustment under certain circumstances. See "--Adjustment of Exchange Ratio."

  Shares of Atlantes Common Stock converted as provided in subparagraph (iii) of the preceding paragraph will no longer be outstanding and will automatically be canceled and retired; and each holder of a certificate representing any such shares of Atlantes Common Stock immediately prior to the Effective Time will cease to have any rights with respect thereto, except the right to receive, as hereinafter described: (i) certificates representing the number of whole shares of Metromail Common Stock or cash into which such shares of Atlantes Common Stock have been converted, (ii) certificates representing Contingent Shares deliverable pursuant to the Merger Agreement,
(iii) certain dividends and other distributions and (iv) cash, without interest, in lieu of any fractional share of Metromail Common Stock. See "-- Exchange Agent; Procedures for Exchange of Certificates."

  HOLDERS OF ATLANTES COMMON STOCK WHO WISH TO RECEIVE CASH IN LIEU OF THE
1.241 SHARES OF METROMAIL COMMON STOCK THAT THEY WOULD RECEIVE IN EXCHANGE FOR EACH OF THEIR SHARES OF ATLANTES COMMON STOCK UPON CONSUMMATION OF THE MERGER MUST RETURN THE FORM OF ELECTION THAT ACCOMPANIES THIS PROXY STATEMENT/PROSPECTUS TO THE EXCHANGE AGENT BY 5:00 P.M., NEW YORK TIME, ON JUNE 27, 1997. HOLDERS OF ATLANTES COMMON STOCK WHO DO NOT WISH TO RECEIVE CASH INSTEAD OF SHARES OF METROMAIL COMMON STOCK NEED NOT RETURN SUCH FORM OF ELECTION. SEE "--CASH ELECTION."

  Notwithstanding the foregoing, shares of Atlantes Common Stock that are outstanding immediately prior to the Effective Time and which are held by Atlantes shareholders who do not vote in favor of the proposal to approve the Merger Agreement and who demand properly in writing the fair value for such shares in accordance with Article 113 of the CBCA (collectively, the "Dissenting Shares") will not be converted into or represent the right to receive the consideration described above. Such Atlantes shareholders will be entitled to receive payment of the fair value of such shares of Atlantes Common Stock held by them in accordance with the provisions of the CBCA, except that each Dissenting Share held by Atlantes shareholders who fail to perfect or who effectively withdraw or lose their dissenters' rights under the CBCA will be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive 1.241 shares of Metromail Common Stock, plus the right to receive Contingent Shares, upon surrender of the certificate or certificates that formerly evidenced such shares of Atlantes Common Stock in the manner described under "--Exchange Agent; Procedures for Exchange of Certificates and Delivery of Cash." See "DISSENTERS' RIGHTS."

ATLANTES WARRANTS

  By virtue of the Merger, each Atlantes Warrant outstanding immediately prior to the Effective Time will be converted into (i) 1.193 shares of Metromail Common Stock, or, at the election of the holder but subject to certain limitations, $24.99 in cash, plus (ii) the right to receive Contingent Shares in years 1999 through 2002 depending on the achievement of certain performance targets in years 1998 through 2001. It is a condition to the obligations of Metromail that Atlantes shall have received the written acknowledgment and consent, in form reasonably acceptable to Metromail, of each holder of an Atlantes Warrant outstanding as of the Effective Time that at the Effective Time the Atlantes Warrant will be converted as so provided. Holders of Atlantes Warrants will receive a notice from Atlantes notifying them of their rights to exercise Atlantes Warrants before the Merger and receive Atlantes Common Stock before the Merger. A holder of Atlantes Warrants who exercises Atlantes Warrants and receives Atlantes Common Stock and who exchanges Atlantes Common Stock for Metromail Common Stock in accordance with the Merger Agreement will have different tax consequences than a holder of Atlantes Warrants who elects to exchange Atlantes Warrants directly for Metromail Common Stock. See "THE MERGER--Certain Material Federal Income Tax Consequences."

ATLANTES STOCK OPTIONS

  By virtue of the Merger, each Atlantes Stock Option outstanding immediately prior to the Effective Time will be converted into (i) a specified number of shares of Metromail Common Stock (1.193 shares for each Atlantes Stock Option with an exercise price of $1.00 per share; 1.181 shares for each Atlantes Stock Option with an exercise price of $1.25 per share; 1.169 shares for each Atlantes Stock Option with an exercise price of $1.50 per share; and 1.145 shares for each Atlantes Stock Option with an exercise price of $2.00 per share), or at the election of the holder thereof $25.99 less the applicable exercise price of the Atlantes Stock Option in cash, plus (ii) the right to receive Contingent Shares in years 1999 through 2002 depending on the achievement of certain performance targets in years 1998 through 2001. It is a condition to the obligations of Metromail that Atlantes shall have received the written acknowledgment and consent, in form reasonably acceptable to Metromail, of each holder of an Atlantes Stock Option outstanding as of the Effective Time that at the Effective Time the Atlantes Stock Option will be converted as so provided.

CASH ELECTION

  General. Each holder of Atlantes Common Stock (other than holders of Dissenting Shares), Atlantes Warrants and Atlantes Stock Options will be entitled to receive cash instead of the shares of Metromail Common Stock to be delivered at the Effective Time (i.e. the right to receive cash instead of Metromail Common Stock does not apply to Contingent Shares), subject to certain limitations in the case of holders of Atlantes Common Stock and Atlantes Warrants.

  Atlantes Common Stock. A holder of Atlantes Common Stock may elect to receive for each share of Atlantes Common Stock $25.99 in cash instead of
1.241 shares of Metromail Common Stock. The maximum number of shares of Atlantes Common Stock for which a cash election can be made (assuming there are no Dissenting Shares) will be the lesser of (i) 15% of the number of shares of Atlantes Common Stock outstanding immediately prior to the Effective Time and (ii) such number as will be determined by Metromail at the Effective Time such that the amount of cash paid in respect of Atlantes Common Stock does not exceed 15% of the sum of (x) the amount of cash paid in respect of Atlantes Common Stock and (y) the market value as of the Effective Date of Metromail Common Stock delivered at the Effective Time to holders of Atlantes Common Stock. If there are

Dissenting Shares, the maximum number of shares of Atlantes Common Stock for which a cash election can be made will be less than the number derived from the previous sentence. If cash elections are received for a number of shares of Atlantes Common Stock which exceeds the maximum number of shares for which a cash election is permitted, the Exchange Agent (as defined below) will determine by lot (or by such other method as is deemed reasonable by Metromail and Atlantes) which of the shares of Atlantes Common Stock for which a cash election was made will be converted into cash.

  Atlantes Warrants. A holder of an Atlantes Warrant may elect to receive for each Atlantes Warrant $24.99 in cash instead of 1.193 shares of Metromail Common Stock. The maximum number of Atlantes Warrants for which a cash election can be made will be the lesser of (i) 15% of the number of shares of Atlantes Common Stock issuable upon exercise of Atlantes Warrants outstanding immediately prior to the Effective Time and (ii) such number as will be determined by Metromail at the Effective Time such that the amount of cash paid in respect of Atlantes Warrants does not exceed 15% of the sum of (x) the amount of cash paid in respect of Atlantes Warrants and (y) the market value as of the Effective Date of Metromail Common Stock delivered at the Effective Time to holders of Atlantes Warrants. If cash elections are received for a number of shares of Atlantes Warrants which exceeds the maximum number of Atlantes Warrants for which a cash election is permitted, the Exchange Agent will determine by lot (or by such other method as is deemed reasonable by Metromail and Atlantes) which of the Atlantes Warrants for which a cash election was made will be converted into cash.

  Atlantes Stock Options. Each holder of an Atlantes Stock Option will be entitled to receive for each Atlantes Stock Option $25.99 in cash, less the applicable exercise price of the option, instead of the number of shares of Metromail Common Stock specified in clause (i) under "--Atlantes Stock Options." There is no limitation to the number of Atlantes Stock Options for which a cash election can be made.

  Procedure for Cash Election. Holders of Atlantes Common Stock, Atlantes Warrants and Atlantes Stock Options who wish to exercise the cash election with respect to all or a portion of their Atlantes Common Stock, Atlantes Warrants and Atlantes Stock Options must complete a Form of Election, copies of which have been mailed, together with this Proxy Statement/Prospectus, to shareholders of record on the Atlantes Record Date and to holders of Atlantes Warrants and Atlantes Stock Options. An election shall have been properly made only if the Exchange Agent shall have received, by 5:00 P.M., New York time, on June 27, 1997, the business day preceding the date of the Special Meeting (the "Election Date"), a Form of Election properly completed and signed and accompanied by the stock certificates, warrant certificates or stock option agreements representing the shares of Atlantes Common Stock, Atlantes Warrants or Atlantes Options, respectively, as to which the Form of Election relates. Holders of Atlantes Common Stock, Atlantes Warrants and Atlantes Stock Options who do not wish to receive cash instead of shares of Metromail Common Stock need not return a Form of Election.

  Any holder may at any time prior to the Election Date change such holder's election by written notice received by the Exchange Agent at or prior to the Election Date accompanied by a properly completed Form of Election. Metromail and Atlantes shall have the right in their sole discretion and by mutual agreement to permit changes in Elections after the Election Date.

  Any holder may at any time prior to the Election Date revoke such holder's election by written notice received by the Exchange Agent at or prior to the Election Date or by withdrawal prior to the Election Date of any stock certificates, warrant certificates or stock option agreements previously deposited with the Exchange Agent. Any revocation of an election may be withdrawn by notice of such withdrawal delivered at or prior to the Election Date. Any holder who shall have deposited any stock certificates, warrant certificates or stock option agreements with the Exchange Agent shall again have the right to withdraw such stock certificates, warrant certificates or stock option agreements by written notice received by the Exchange Agent and thereby revoke such holder's election as of the Election Date at any time after the expiration of the period of 60 days following the Election Date if the Merger shall not have been consummated prior thereto.

  Metromail and Atlantes shall have the right to make rules, not inconsistent with the terms of the Merger Agreement, governing the validity of Forms of Election and the manner and extent to which elections are to be taken into account in making the determinations prescribed by the Merger Agreement.

NO FRACTIONAL SHARES

  No certificates or scrip representing a fractional share of Metromail Common Stock will be issued upon the surrender for exchange of a certificate or agreement representing immediately prior to the Effective Time a share of Atlantes Common Stock ("Atlantes Certificate"), an Atlantes Warrant ("Warrant Certificate") or an Atlantes Stock Option ("Option Agreement"); no Metromail dividend or other distribution or stock split will relate to any such fractional share; and no such fractional share will entitle the record or beneficial owner thereof to any voting or other rights of a stockholder of Metromail. In lieu of any such fractional share, each holder who would otherwise have been entitled thereto upon the surrender of Atlantes Certificates, Warrant Certificates or Option Agreements for exchange will be paid, in addition to other cash payments to which such holder is otherwise entitled, an amount in cash (without interest) determined by multiplying such holder's fractional interest by the lesser of (i) the arithmetic mean of the high and low trading prices on the NYSE of Metromail Common Stock on the Effective Date, (ii) the last sale price on the Effective Date of Metromail Common Stock and (iii) the arithmetic mean of the high and low trading prices on the NYSE of Metromail Common Stock for the ten trading days immediately preceding the Effective Date.

ADJUSTMENT OF EXCHANGE RATIO

  Appropriate and proportionate adjustments, if any, will be made to the exchange ratio used to determine the number of shares of Metromail Common Stock to which each holder of Atlantes Common Stock, Atlantes Warrants or Atlantes Stock Options will be entitled upon conversion of such holder's shares of Atlantes Common Stock, Atlantes Warrants or Atlantes Stock Options in the event of any reclassification, stock split or stock dividend with respect to Metromail Common Stock (or if a record date with respect to any of the foregoing should occur) after the date of the Merger Agreement and prior to the Effective Time.

CONTINGENT SHARES

  Each Record Holder will be entitled to receive Contingent Shares in the years 1999 through 2002 depending on the achievement of certain performance targets in each of the calendar years ending December 31, 1998 through 2001 (each, a "Measurement Period").

  The performance targets are based upon the number of Qualifying Records loaded into Atlantes' or Metromail's database during each of the Measurement Periods ("Annual Record Flow"). "Qualifying Records" means customer response cards (which may be in electronic form) which (i) have been designed and developed by Atlantes (or are cards designed and developed by another party, but which meet certain specified criteria), (ii) seek responses from purchasers of clients' products or services, (iii) seek certain demographic and behavioral information, (iv) contain Acceptable Consumer Disclosure (as defined in the Merger Agreement), and (v) are received by Atlantes with at least the name and address information completed; provided that records that contain a non-United States address and multiple records from the same person for the same product will not be deemed Qualifying Records. The Merger Agreement establishes targets for Annual Record Flow during each Measurement Period (each a "Record Flow Performance Target") as follows: 12,000,000 for the year ending December 31, 1998; 15,000,000 for the year ending December 31, 1999; 19,500,000 for the year ending December 31, 2000; and 24,000,000 for the year ending December 31, 2001. Achievement of the performance targets is measured by reference to the "Performance Percentage" which is determined by dividing (i) the Annual Record Flow for such Measurement Period by (ii) the applicable Record Flow Performance Target (such quotient being expressed as a percentage).

  For each Measurement Period, Record Holders are entitled to receive, subject to the provisions related to offset described under "--Right of Offset," a contingent payment amount (the "Contingent Payment Amount") determined by multiplying the Contingent Payment Target Amount for such Measurement Period by the Payment Percentage for such Measurement Period. The "Contingent Payment Target Amount" for each of the Measurement Periods is as follows: $2,500,000 for each of the years ending December 31, 1998, 1999 and 2000, and $5,000,000 for the year ending December 31, 2001. The "Payment Percentage" for a Measurement Period is determined by reference to the Performance Percentage for such Measurement Period as follows: (i) if the Performance Percentage is less than 80%, then the Payment Percentage is 0%; (ii) if the Performance Percentage is greater than or equal to 80%, but less than 90%, then the Payment Percentage is 50%;
(iii) if the Performance Percentage is greater than or equal to 90%, but less than 100%, then the Payment Percentage is 75%; and (iv) if the Performance Percentage is greater than or equal to 100%, then the Payment Percentage is equal to the Performance Percentage.

  For each Measurement Period, on a date (the "Contingent Share Delivery Date") determined in accordance with the Merger Agreement (generally the March 15 next following the end of the Measurement Period), each Record Holder will be entitled to receive, with respect to each share of Atlantes Common Stock deemed to be held by such Record Holder, the number of validly issued, fully paid and nonassessable shares of Metromail Common Stock determined by dividing
(i) the Contingent Payment Amount Per Share (as defined below) for the applicable Measurement Period by (ii) the average of the per share closing prices on the NYSE of Metromail Common Stock (as reported in the NYSE Composite Transactions) during the ten consecutive trading days ending on the trading day which is five trading days immediately preceding such Contingent Share Delivery Date (the "Metromail Stock Price"). "Contingent Payment Amount Per Share" with respect to a Measurement Period means the number determined by dividing (i) the sum of the Contingent Payment Amount and the amount of quarterly cash dividends Record Holders would have received had the Contingent Share Delivery Date immediately followed the end of such Measurement Period by
(ii) the total number of shares of Atlantes Common Stock outstanding or issuable upon exercise of outstanding Atlantes Warrants or Atlantes Stock Options at the Effective Time. The provisions for allocation of Contingent Shares between Record Holders who held Atlantes Common Stock, Atlantes Warrants and Atlantes Stock Options are intended to place each holder of Atlantes Warrants or Atlantes Stock Options in the same position with respect to Contingent Shares as if the holder had exercised the Atlantes Warrants or Atlantes Stock Options prior to the Merger.

  No dividends will be paid to the Record Holders with respect to any Contingent Shares unless and until certificates for such shares have been issued, but upon issuance of such certificates, the Record Holders will be paid dividends having a record date on or after the applicable Contingent Share Delivery Date.

  No fractional shares of Metromail Common Stock will be issued or delivered in respect of the issuance of Contingent Shares. In lieu of any fractional shares to which a Record Holder would otherwise be entitled, each such Record Holder will be entitled to receive a cash payment in an amount equal to (i) the fraction of a share to which such Record Holder would otherwise have been entitled multiplied by (ii) the Metromail Stock Price.

  The issuance of Contingent Shares to Record Holders is subject to certain restrictions on the maximum number of shares to be issued and the maximum aggregate Contingent Payment Amount to be received. The maximum number of Contingent Shares to which Record Holders will be entitled in respect of shares of Atlantes Common Stock, or in respect of shares of Atlantes Common Stock and Atlantes Warrants, in each case held immediately prior to the Effective Time, may not exceed the aggregate number of shares issued to such holders at the Effective Time in respect of such shares of Atlantes Common Stock, or in respect of shares of Atlantes Common Stock and Atlantes Warrants, respectively. (There is no similar restriction with respect to Contingent Shares delivered in respect of Atlantes Stock Options.) Further, the aggregate Contingent Payment Amount to which Record Holders will be entitled to receive may not exceed the amount equal to $12,500,000 (which represents the sum of the Contingent Payment Target Amounts for the four Measurement Periods) less the sum of the Contingent Payment Target Shortfalls. For each Measurement Period, "Contingent Payment Target Shortfall" means the excess, if any, of the Contingent Payment Target Amount over the Contingent Payment Amount, without giving effect to any offset as described below. Such restriction only limits the Contingent Shares to be issued prospectively, and thus, Record Holders will not be obligated to return any Contingent Shares earned and delivered for completed Measurement Periods.

  Disputes concerning the achievement of any performance targets or the amount of any losses to be offset by Metromail will be resolved as described below under "--Resolution of Disputes."

  Following the occurrence of certain Exceptional Events, the Record Holders's right to receive Contingent Shares will become fixed and will no longer be based upon prospective achievement of performance targets. An "Exceptional Event" means any of the following:

    (i) a final determination that Metromail has materially breached its obligations described under "THE MERGER--Operation of Atlantes after the Effective Time" and that such breach has materially adversely affected Atlantes's opportunity to meet the Record Flow Performance Targets;

    (ii) (A) the termination by Metromail or Atlantes of the employment with Metromail or Atlantes of any two of Messrs. Detmer, O'Neil or Anderson for any reason other than death, disability or "Cause" (as defined in their respective Employment Agreements) or (B) if any two of such persons terminate their employment with Metromail or Atlantes within three months after the occurrence with respect to such persons of a "Termination Event" (as defined in such person's Employment Agreement) if, in the case of either clause (A) or (B), such termination occurs prior to December 31, 2001, in the case of Mr. Detmer, or December 31, 1999, in the case of Messrs. O'Neil or Anderson;

    (iii) a Change of Control (as defined in the Merger Agreement) of Atlantes, which includes the sale of substantially all the assets of Atlantes or if Metromail or its affiliates cease to own a majority of the outstanding shares of Atlantes Common Stock;

    (iv) the cessation by Atlantes (or a successor to Atlantes) of the business of collecting data through the use of customer response cards; or

    (v) the commencement by Atlantes or Metromail of a voluntary case under the federal bankruptcy laws or the filing of a petition against Atlantes or Metromail under the federal bankruptcy laws which petition is not dismissed within 90 days.

  If an Exceptional Event occurs after the Effective Date and on or prior to December 31, 1998, then the Payment Percentage for each Measurement Period will be deemed to be 100%. If an Exceptional Event occurs during any Measurement Period (other than the first Measurement Period), then the Payment Percentage for each Measurement Period not completed prior to the occurrence of such Exceptional Event will be the percentage determined to be applicable based on a Performance Percentage equal to the lesser of (i) 100% or (ii) the average of the Performance Percentages for all Measurement Periods completed prior to the occurrence of such Exceptional Event. The Contingent Share Delivery Date with respect to each Measurement Period ending after the date of the occurrence of such Exceptional Event will be not later than 15 days after the end of such Measurement Period.

  If the Exceptional Event is an event described in clause (iii), clause (iv) (unless the cessation of business described in such clause has occurred following a change in regulatory requirements that in the reasonable judgment of Metromail has made it inadvisable for Atlantes to continue such business) or clause (v) of the definition of Exceptional Event, the Contingent Payment Committee (as defined below) may, by notice to Metromail within 15 days following the occurrence of such Exceptional Event, elect, on behalf of all Record Holders, to have there be a single Contingent Share Delivery Date, which date must be no later than 15 days following Metromail's receipt of such notice, and for the Record Holders to receive in the aggregate, in lieu of all Contingent Shares otherwise payable after the date of such Exceptional Event, the number of shares of Metromail Common Stock determined by dividing (i) an amount equal to the present value (using a discount rate determined in accordance with the Merger Agreement) of the Contingent Payment Amounts otherwise payable following such Exceptional Event in the absence of such election by (ii) the Metromail Stock Price.

  Right of Offset. Metromail has the right to offset against the Contingent Payment Amount (i) any and all Losses and Expenses (as defined below) incurred by Metromail and its affiliates in connection with or arising from any breach by Atlantes of any covenants in the Merger Agreement required to be performed prior to the Effective Date or any breach of any warranty or inaccuracy of any representation of Atlantes in the Merger Agreement as of the Effective Date,
(ii) the amount by which the accounts receivable of Atlantes as of the Effective Date minus $5,000 exceed the amount collected in respect of such receivables in the 12-month period after the Effective Date, and (iii) the amount by which certain fees and expenses of Atlantes in connection with the Merger exceed specified amounts. "Losses" is defined in the Merger Agreement to mean losses, costs, obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages, deficiencies or other charges, and "Expense" is defined in the Merger Agreement to mean expenses reasonably incurred in connection with investigating, defending or asserting any claim, action or proceeding incident to any matter for which Metromail is entitled to offset under the Merger Agreement, including court filing fees, court costs, arbitration fees or costs, witness fees and reasonable fees and disbursements of legal counsel, investigators, expert witnesses, consultants, accountants and other professionals.

  Metromail may not exercise its right of offset in respect of the items described in clause (i) of the preceding paragraph until the aggregate amount of Losses and Expenses exceeds $250,000, in which case the aggregate amount of the offset in respect of such items will be limited to the amount by which such Losses and Expenses exceeds $250,000. The right of offset will continue until the obligations of Metromail to make any contingent payments have been satisfied, provided that the right of offset on account of breaches of warranty and inaccuracies of representations will terminate on the 18-month anniversary of the Effective Date (other than with respect to certain representations and warranties concerning the capitalization of Atlantes and taxes), except that such rights will continue as to any Loss or Expense of which Metromail has notified the Contingent Payment Committee before the date such offset rights would otherwise terminate.

  Resolution of Disputes. Pursuant to the Merger Agreement, a "Contingent Payment Committee" will be established, initially consisting of Mr. Detmer (the current President and Chief Executive Officer of Atlantes), Kyle Lefkoff (currently a director of Atlantes, the investment manager of CVM Equity Funds III, Ltd. and a general partner of CVM Equity Funds IV, Ltd.) and Jeffrey H. Schutz (Chairman of the Atlantes Board). Any vacancy in the Contingent Payment Committee caused by the death, resignation or incapacity of a member will be filled by the agreement of the remaining members or, if there are no remaining members, by the written designation of Record Holders deemed to hold a majority of the shares of Atlantes Common Stock immediately prior to the Effective Time.

  Pursuant to the Merger Agreement, the Record Holders agree to indemnify the Contingent Payment Committee ratably in accordance with their proportionate interests in the Contingent Payment Amounts for any and all Losses and Expenses imposed on, incurred by or asserted against the Contingent Payment Committee in its capacity as such in any way relating to or arising out of the Merger Agreement or the transactions contemplated thereby, and the Contingent Payment Committee is entitled to direct Metromail to make any future Contingent Payment Amounts to the Contingent Payment Committee to the extent of such Losses and Expenses.

  The Contingent Payment Committee is empowered under the Merger Agreement to review the determinations of Metromail with respect to the Annual Record Flow, the Performance Percentage, the Payment Percentage and the Contingent Payment Amount for each Measurement Period, to review any claim of offset that Metromail may make and to take action, and incur expenses, on behalf of the Record Holders with respect to any disputes that may arise with respect to these matters. If the Contingent Payment Committee objects to Metromail's determinations with respect to any Measurement Period and Metromail and the Contingent Payment Committee are unable to resolve the objections, the matters in dispute will be submitted to Arthur Andersen LLP for resolution.

  Pursuant to the Merger Agreement, Metromail must give written notice to the Contingent Payment Committee of any claim on account of Losses and Expenses for which a right of offset will be sought; provided, that the failure to deliver written notice of any claim in respect of any action at law or any suit in equity brought by a third party will not prejudice Metromail's rights to offset unless such failure to give notice has materially prejudiced the Record Holders. The Contingent Payment Committee will have the right to object to any claim on account of Losses and Expenses within a period of 30 days following the receipt of written notice from Metromail. Any dispute resulting from the rejection of such claim will be resolved: (a) by a written agreement between Metromail and the Contingent Payment Committee; (b) by binding arbitration; or (c) by any other means to which Metromail and the Contingent Payment Committee agree. Metromail will have the obligation to conduct and control, through counsel of its choosing, the defense, compromise or settlement of any third party claim as to which a right of offset will be sought by Metromail; provided that the Contingent Payment Committee may participate, through counsel chosen by it and at its own expense, in the defense of any such claim, action or suit; and provided, further, that Metromail will not, without the written consent of the Contingent Payment Committee (which consent may not be unreasonably withheld), pay, compromise or settle any such claim for which the Contingent Payment Committee has acknowledged that a right of offset may exist following the written request for such an acknowledgment as provided in the Merger Agreement. If Metromail does not conduct the defense of any such third party claim, the Contingent Payment Committee will have the right to do so, at the expense of Metromail, but, in such case, the Contingent Payment Committee may not, without the written consent of Metromail (which consent may not be unreasonably withheld), compromise or settle such claim.

  If any claim to offset remains unresolved on a Contingent Share Delivery Date, the portion of the Contingent Payment Amount, if any, which is not subject to any claim of offset will be paid as described above under "-- Contingent Shares." Following the final determination of the amount of offset pursuant to the procedures described above, any remaining Contingent Payment Amount (without interest) which shall have been determined to be not subject to offset shall be paid promptly, with the number of shares of Metromail Common Stock to be delivered being determined by reference to the price of Metromail Common Stock during the ten consecutive trading days ending five trading days immediately preceding the date of delivery of shares representing such payment.

  All objections to the determinations of the Contingent Payment Amounts for each Measurement Period and all disputes concerning claims of offset must be resolved no later than four years and 11 months after the Effective Date.

  Notwithstanding the foregoing, no later than five years after the Effective Time, Metromail will transfer to the Exchange Agent, in trust for the Record Holders, certificates representing the total number of Contingent Shares to be paid, if any, pursuant to the Merger Agreement; and in no event will any Contingent Shares be issued to a Record Holder more than five years after the Effective Date.

  No Assignment of Rights by Record Holders. The right of each Record Holder to receive shares of Metromail Common Stock pursuant to the Merger Agreement may not be assigned or transferred in any manner whatsoever except by operation of law or by will. In no event will any right to Contingent Shares be evidenced by negotiable certificates of any kind.

EXCHANGE AGENT; PROCEDURES FOR EXCHANGE OF CERTIFICATES AND DELIVERY OF CASH

  American Stock Transfer and Trust Company has been selected to act as Exchange Agent under the Merger Agreement. As soon as practicable after the Effective Time (but no later than 30 days), (i) Metromail will deposit with the Exchange Agent, in trust for the holders of Atlantes Certificates, Warrant Certificates and Option Agreements, certificates representing the shares of Metromail Common Stock issuable at the Effective Time ("Metromail Certificates") in exchange for the outstanding shares of Atlantes Common Stock, Atlantes Warrants and Atlantes Stock Options, and cash as required to make payments in lieu of any fractional shares, and (ii) Metromail will make available to the Surviving Corporation, which in turn will deposit with the Exchange Agent in trust for the holders of Atlantes Certificates, Warrant Certificates and Option Agreements, the cash into which the outstanding shares of Atlantes Common Stock, Atlantes Warrants and Atlantes Stock Options have been converted. The Exchange Agent will deliver the Metromail Certificates and cash upon the surrender for exchange of the Atlantes Certificates, Warrant Certificates and Option Agreements and a duly executed letter of transmittal.

  As soon as practicable after the Effective Time (but no later than 30 days), the Exchange Agent will mail or otherwise deliver to each record holder of an Atlantes Certificate, Warrant Certificate or Option Agreement, a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Atlantes Certificates, Warrant Certificates or Option Agreements shall pass, only upon actual delivery thereof to the Exchange Agent and shall contain instructions for use in effecting the surrender of the Atlantes Certificates, Warrant Certificates or Option Agreements in exchange for the property described in the next sentence. Upon surrender for cancellation to the Exchange Agent of all Atlantes Certificates, Warrant Certificates or Option Agreements held by any record holder of an Atlantes Certificate, Warrant Certificate or Option Agreement together with such letter of transmittal duly executed, such holder shall be entitled to receive in exchange therefor (i) a Metromail Certificate representing the number of whole shares of Metromail Common Stock into which the shares of Atlantes Common Stock represented by the surrendered Atlantes Certificates, Warrant Certificates or Option Agreement shall have been converted at the Effective Time, (ii) any cash which such holder has the right to receive under the provisions of the Merger Agreement described above under "--Conversion of Shares," and (iii) the dividends and other distributions described in the second succeeding paragraph. The Atlantes Certificates, Warrant Certificates and Option Agreements so surrendered shall forthwith be cancelled.

  On each Contingent Share Delivery Date or as promptly as practicable thereafter, Metromail will deposit with the Exchange Agent in trust for the Record Holders Metromail Certificates representing the total number of Contingent Shares, if any, to be paid on such Contingent Share Delivery Date. The Exchange Agent will deliver any such Metromail Certificates (or cash in lieu of any fractional shares) payable to the Record Holders at the addresses of the Record Holders as they appeared on the stock records of Atlantes at the Effective Time or such other addresses as the Record Holders provide to the Exchange Agent by written notice.

  Any dividend or other distribution paid in respect of Metromail Common Stock to holders of record on or after the Effective Date and otherwise payable to the holder of an outstanding Atlantes Certificate, Warrant Certificate or Option Agreement shall, until the surrender of such Atlantes Certificate, Warrant Certificate or Option Agreement and the issuance of a Metromail Certificate in respect thereof, be retained by Metromail, and no such dividend or other distribution payable in respect of Metromail Common Stock shall be paid to such holder until such Atlantes Certificate, Warrant Certificate or Option Agreement shall have been so surrendered to Metromail. Upon surrender of each such Atlantes Certificate, Warrant Certificate or Option Agreement and issuance in exchange therefor of shares of Metromail Common Stock, there shall be paid by Metromail to or at the direction of the holder of the Metromail Certificate, the amount of all dividends and distributions which became payable to holders of record on or after the Effective Date in respect of the number of whole shares of Metromail Common Stock represented by the Metromail Certificate so issued. In no event shall the holder of any Atlantes Certificate, Warrant Certificate or Option Agreement be entitled to receive interest on any of the funds to be received in the Merger or on any such dividend or other distribution.

  Metromail or the Exchange Agent shall be entitled to deduct and withhold from the consideration (cash, shares of Metromail Common Stock or any combination thereof, as applicable) otherwise payable pursuant to the Merger Agreement to any holder of shares of Atlantes Common Stock, Atlantes Warrants or Atlantes Stock Options such amounts as Metromail or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Metromail or the Exchange Agent, such withheld amounts shall be treated for all purposes of the Merger Agreement as having been paid to the holder of the shares of Atlantes Common Stock, Atlantes Warrants or Atlantes Stock Options in respect of which such deduction and withholding was made by Metromail or the Exchange Agent.

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains various representations and warranties of Atlantes, Metromail and Mergerco relating to, among other things, the following matters (which representations and warranties are subject, in certain cases, to specified exceptions): (i) the due organization, power and standing of, and similar corporate matters with respect to each of Atlantes, Metromail and Mergerco; (ii) each of Atlantes', Metromail's and Mergerco's capitalization; (iii) the authorization, execution, delivery, performance and enforceability of the Merger Agreement by Atlantes, Metromail and Mergerco and of the transactions contemplated thereby; (iv) the absence of any conflict between the Merger Agreement and each of Atlantes', Metromail's or Mergerco's articles of incorporation or certificate of incorporation, bylaws and certain other agreements and documents and compliance with applicable laws; (v) Atlantes' preparation and fair presentation of certain financial statements;
(vi) the absence of certain changes in the assets, business, financial condition or results of operations of Atlantes or Metromail since December 31, 1996; (vii) the absence of undisclosed liabilities of Atlantes; (viii) compliance by Atlantes with relevant tax laws;
(ix) the condition of Atlantes' assets; (x) the possession by Atlantes of all licenses, permits, approvals and other authorizations relating to the conduct of its business; (xi) the accuracy and completeness of the information supplied for use in this Proxy Statement/Prospectus by Metromail, Mergerco and Atlantes; (xii) matters related to real and personal property used by Atlantes; (xiii) Atlantes's ownership of certain intellectual property rights;
(xiv) Atlantes' accounts receivable; (xv) Atlantes' employee benefit matters and employee relations; (xvi) the existence of material contracts and commitments of Atlantes and the absence of any breach or default under any such contracts; (xvii) the compliance by Atlantes, Metromail and Mergerco with applicable law and the absence of certain litigation against the respective parties; (xviii) compliance by Atlantes with environmental laws; (xix) insurance matters; (xx) broker's fees incurred by Atlantes, Metromail and Mergerco; (xxi) the absence of any untrue statements of material fact or omission to state a material fact in the Merger Agreement, any disclosure schedule, or any certificate or document furnished pursuant to the terms of the Merger Agreement by Atlantes or Metromail; (xxii) the good faith basis for Atlantes' financial projections; (xxiii) receipt by Atlantes of an opinion from its financial advisor; (xxiv) the vote required by shareholders of Atlantes to approve the Merger; (xxv) the form of Atlantes' consumer disclosure contained on customer response cards; (xxvi) the documents and reports filed by Metromail with the SEC and the accuracy and completeness of the information contained therein; and (xxvii) certain matters related to the shares to be issued in the Merger. All representations and warranties of Metromail expire at the Effective Time. The representations and warranties of Atlantes expire on the eighteen month anniversary of the Effective Time, except for those as to certain matters related to capitalization and taxes which expire upon the final issuance of Contingent Shares.

CONDUCT OF BUSINESS PENDING THE MERGER

  Atlantes has agreed that during the period from the date of the Merger Agreement through the Effective Time, except to the extent that Metromail may otherwise consent in writing or as expressly contemplated by the Merger Agreement, it will carry on its business in, and not enter into any material transaction other than in accordance with, the ordinary course consistent with past practice and, to the extent consistent therewith, use its reasonable best efforts to preserve intact its current business organization, keep available the services of its current officers and preserve its relationships with customers, sources of data and others having business dealings with it.

  Without limiting the generality of the foregoing, Atlantes has agreed that it will not, except to the extent that Metromail may otherwise consent in writing or as expressly contemplated by the Merger Agreement: (i) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions to any holder of its capital stock or other interest convertible into or exchangeable for its capital stock, or otherwise make any payments to any such persons; (ii) split, combine or reclassify any of its capital stock or any security or other interest convertible into or exchangeable for such capital stock or (except as and to the extent required in the event of the exercise of any Atlantes Warrant or Atlantes Stock Option) issue, sell or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (iii) purchase, redeem or otherwise acquire any shares of capital stock of Atlantes or any other securities thereof; (iv) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock or other securities (except as and to the extent required in the event of the exercise of any Atlantes Warrant or Atlantes Stock Option); (v) amend its Articles of Incorporation or By-laws; (vi) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; (vii) subject to certain exceptions, incur or assume any indebtedness for borrowed money, enter into (as lessee) any capitalized lease obligation, guarantee any such indebtedness or obligation, issue or sell any debt securities, guarantee any debt securities of others or make any loans, advances or capital contributions to, or investments in, any other person; (viii) make or incur any new capital expenditure or expenditures which, individually, is in excess of $25,000 or, in the aggregate, are in excess of $25,000; (ix) alter through merger, liquidation, reorganization, restructuring or in any other fashion its corporate structure; (x) enter into or adopt, or amend, any bonus, incentive, deferred compensation, insurance, medical, hospital, disability or severance plan, agreement or arrangement or enter into or amend any employee benefit plan or employment, consulting or management agreement, other than any such amendment to an employee benefit plan that is made to maintain the qualified status of such plan or its continued compliance with applicable law; (xi) make any change in accounting practices or policies applied in the preparation of its audited financial statements, except as required by generally accepted accounting principles; (xii) modify any of the agreements, understandings, obligations, commitments, indebtedness or other obligations set forth in any of the schedules to the Merger Agreement, enter into certain other agreements, understandings, obligations or commitments, or incur any indebtedness or obligation, or enter into any contract which requires any approval or consent by any other person to the transactions contemplated by the Merger Agreement; (xiii) subject to certain exceptions, pay or commit to pay any bonus to any officer or employee of Atlantes or make any other material change in the compensation of its employees; (xiv) enter into any contract for the purchase of real property or exercise any option to purchase real property or any option to extend an existing lease; (xv) sell, lease (as lessor), transfer or otherwise dispose of (including any transfers from Atlantes to any shareholder or any of its affiliates), or mortgage or pledge, or impose or suffer to be imposed any encumbrance on, any of Atlantes's assets, other than inventory and minor amounts of personal property sold or otherwise disposed of for fair value in the ordinary course of business consistent with past practice and other than certain permitted encumbrances; (xvi) cancel any debts owed to or claims held by Atlantes (including the settlement of any claims or litigation) other than in the ordinary course of business consistent with past practice; or (xvii) enter into any other transaction affecting the business of Atlantes, other than in the ordinary course of business consistent with past practice or as expressly contemplated by the Merger Agreement.

  Atlantes has agreed that it will not, and will not authorize or permit any of its affiliates or any officer, director, employee, investment banker, attorney or other adviser or representative of Atlantes or any of its affiliates to (i) solicit, initiate, or encourage the submission of, any Acquisition Proposal (as hereinafter defined) or (ii) enter into any agreement with respect to any Acquisition Proposal, participate in any discussions or negotiations regarding, or furnish to any person any information for the purpose of facilitating the making of, or take any other action to facilitate any inquiries or the making of, any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal. Atlantes is required to promptly advise Metromail of any Acquisition Proposal and any inquiries with respect to any Acquisition Proposal. For purposes of this Agreement, "Acquisition Proposal" means any proposal for a merger or other business combination involving Atlantes or any of its affiliates or any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in Atlantes or any of its affiliates, any voting securities of Atlantes or any of its affiliates or a substantial portion of the assets of Atlantes.

  Each of the parties has agreed to use its reasonable best efforts not to take any action, or to enter into any transaction, which would cause any of its representations or warranties contained in the Merger Agreement to be untrue or to result in a breach of any of its covenants in the Merger Agreement. Each party has agreed to promptly notify the other parties of any action, suit or proceeding that shall be instituted or threatened against such party to restrain, prohibit or otherwise challenge the legality of any transaction contemplated by the Merger Agreement. Metromail has agreed to promptly advise Atlantes in writing of any change or event having a Material Adverse Effect (as defined in the Merger Agreement) on Metromail and its subsidiaries taken a whole. Atlantes has agreed to promptly advise Metromail in writing of (i) any change or event having a Material Adverse Effect on Atlantes, (ii) any notice or other communication from any third person alleging that the consent of such third person is or may be required in connection with the transactions contemplated by the Merger Agreement, and
(iii) any material default under certain Atlantes agreements or an event which, with notice or lapse of time or both, would become such a default on or prior to the Effective Time and of which Atlantes has knowledge.

CONDITIONS PRECEDENT TO THE MERGER

  The respective obligations of Metromail, Mergerco and Atlantes to effect the Merger are subject, among other things, to the fulfillment or waiver, prior to the Effective Time, of the following conditions (which conditions are subject, in certain cases, to specific exceptions): (i) the approval of the Merger Agreement by the requisite vote of the holders of Atlantes Common Stock; (ii) the authorization for listing on NYSE, upon official notice of issuance, of the Metromail Common Stock issuable in the Merger; (iii) receipt of certain governmental approvals;
(iv) the effectiveness of the Registration Statement in accordance with the provisions of the Securities Act, no issuance of a stop order suspending the effectiveness of the Registration Statement by the SEC and the receipt of all necessary state securities law authorizations; and (v) no temporary restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, and no action, suit, investigation or proceeding shall have been instituted or threatened to restrain or prohibit or otherwise challenge the legality or validity of the transactions contemplated by the Merger Agreement.

  Metromail's and Mergerco's obligations to consummate the Merger are subject to the fulfillment or waiver, prior to the Effective Time, of the following conditions: (i) there having been no material breach by Atlantes in the performance of its covenants and agreements; (ii) all representations and warranties of Atlantes contained in the Merger Agreement shall have been and continue to be true and correct in all material respects; (iii) Atlantes must have received consents, in form and substance reasonably satisfactory to Mergerco and Metromail, to the transactions contemplated hereby from the other parties to certain contracts, leases, agreements and permits to which Atlantes is a party or by which Atlantes or any of its assets is affected; (iv) the absence since the date of the Merger Agreement of any (A) change or event having a Material Adverse Effect on Atlantes, (B) material adverse federal or state legislative or regulatory change affecting Atlantes's business or its products or services; or (C) material damage to Atlantes's assets by fire, flood, casualty, act of God or the public enemy or other cause, regardless of insurance coverage for such damage; (v) Metromail having received comfort letters addressed to Metromail from Arthur Andersen LLP, the independent public accountants for Metromail and for Atlantes, dated (A) the date of mailing of this Proxy Statement/Prospectus to the shareholders of Atlantes and
(B) the Effective Date, in each case in form and substance reasonably satisfactory to Metromail, covering such matters as Metromail shall reasonably request; (vi) Metromail having received an opinion of Sidley & Austin related to certain tax matters; (vii) Atlantes having delivered to Metromail, not more than 20 days prior to the Effective Date, a certificate to certain tax matters and, on the Effective Date, a notification to the Internal Revenue Service signed by a responsible corporate officer of Atlantes; (viii) holders of not more than 1% of Atlantes Common Stock then outstanding shall have (A) delivered to Atlantes, before the Atlantes Shareholder Meeting, a written notice of intention to demand payment of their shares of Atlantes Common Stock pursuant to Article 113, Section 201, of the CBCA and (B) not voted in favor of or consented to the Merger; (ix) the approval of the Parachute Proposal by the holders of more than 75% of the outstanding shares of Atlantes Common Stock (other than the shares held by those persons who may be recipients of payments that could constitute "parachute payments"); (x) Atlantes having received the written acknowledgment and consent of each holder of an Atlantes Stock Option outstanding as of the Effective Time as to the conversion of such Atlantes Stock Options as described herein; (xi) Atlantes having received the written acknowledgment and consent of each holder of an Atlantes Warrant outstanding as of the Effective Time as to the conversion of such Atlantes Warrants as described herein; (xii) Metromail having received the written agreements from certain affiliates of Atlantes described under "THE MERGER-- Resales of Metromail Common Stock;" (xviii) termination of the Loan and Security Agreement dated as of March 12, 1997, by and between Silicon Valley Bank and Atlantes and release of the encumbrances arising thereunder; and
(xix) Atlantes having delivered to Metromail a certificate or certificates, dated as of the Effective Time, executed by the President or any Vice President of Atlantes, to the effect that the conditions set forth in (i),
(ii), (iv) and (viii) above have been satisfied.

  The obligations of Atlantes under the terms of the Merger Agreement are subject to the fulfillment or waiver, prior to the Effective Time, of the following conditions: (i) there having been no material breach by Metromail or Mergerco in the performance of their respective covenants and agreements; (ii) all representations and warranties of Metromail and Mergerco contained in the Merger Agreement shall have been and continue to be true and correct in all material respects; (iii) the absence since the date of the Merger Agreement of any change or event having a Material Adverse Effect on Metromail and its subsidiaries taken as a whole; (iv) Atlantes having received comfort letters addressed to Atlantes from Arthur Andersen LLP, the independent public accountants for Metromail and for Atlantes, dated (A) the date of mailing of this Proxy Statement/

Prospectus to the shareholders of Atlantes and (B) the Effective Date, in each case in form and substance reasonably satisfactory to Atlantes, covering such matters as Atlantes shall reasonably request; (v) Atlantes having received an opinion of Holland & Hart, LLP related to certain tax matters; and (vi) Metromail and Mergerco having delivered to Atlantes a certificate or certificates, dated as of the Effective Time, executed by the President or any Vice President of Metromail and Mergerco, respectively, to the effect that the conditions set forth in (i), (ii), and (iii) above have been satisfied.

TERMINATION

  The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the approval by the shareholders of Atlantes of the Merger Agreement or the Parachute Proposal:

    (i) by mutual written consent of Metromail and Atlantes;

    (ii) by either Metromail or Atlantes if (A) the other (or Mergerco if Atlantes is the terminating party) has failed to comply in any material respect with any of its covenants or agreements contained in the Merger Agreement required to be complied with prior to the date of such termination or materially breaches any representation or warranty that is not qualified as to materiality or breaches any representation or warranty that is so qualified (in each case after a five business day cure period following notice of such breach) or (B) the shareholders of Atlantes have failed to approve the Merger at the Atlantes Special Meeting; or

    (iii) by either Metromail or Atlantes if (A) the Merger has not been effected on or prior to the close of business on August 31, 1997; provided, however, that the right to terminate the Merger Agreement pursuant to this clause is not available to any party whose willful failure to fulfill any obligations of the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred on or prior to the aforesaid date, or (B) any court or other governmental entity having jurisdiction over a party hereto shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable.

  If the Merger Agreement is terminated pursuant to its terms, such termination will be without liability of any party to any other party to the Merger Agreement; provided, that if such termination results from the willful breach by a party of the representations, warranties or covenants of such party contained in the Merger Agreement, such party will be fully liable for any and all damages, costs and expenses (including reasonable counsel fees) sustained or incurred by the other party to the Merger Agreement.

FEES AND EXPENSES

  The Merger Agreement provides that Metromail and Atlantes will each pay their own respective costs and expenses incidental to the preparation of the Merger Agreement, the performance of and compliance with all agreements and conditions contained in the Merger Agreement and the consummation of the transactions contemplated thereby, except that if the Merger is consummated, Metromail will pay the fees of The Wallach Company. Metromail has the right to offset against the Contingent Payment Amount, expenses incurred by Atlantes with respect to legal and accounting fees and fees payable to The Wallach Company in the event such expenses exceed amounts specified in the Merger Agreement. See "--Contingent Shares."

AMENDMENT AND WAIVER; GOVERNING LAW

  The Merger Agreement may be changed, waived, discharged or, except as stated above, terminated only by an instrument in writing signed by the party or parties against which enforcement of such change, waiver, discharge or termination is sought.

  The Merger Agreement shall be construed in accordance with and governed by the laws of the State of Colorado.

                              PARACHUTE PROPOSAL

  Under the so-called "Golden Parachute" rules of Section 280G of the Code, a company cannot deduct, and Section 4999 of the Code imposes a 20% non-deductible excise tax on, certain compensatory payments made by a corporation that are contingent upon a change in the control of the corporation. For this purpose, the value of the acceleration of the vesting of otherwise unvested stock options is treated as a payment of such compensation. The Golden Parachute rules are applicable if two conditions (among others) are satisfied. First, the compensatory payments must be made to a person to whom these rules apply (an employee or independent contractor, in either case, who is an officer of the company, who is a shareholder that owns stock having a value equal to the lesser of $1 million or 1% of the value of the stock of the company or who is "highly compensated"). Second, the amount of the payment must generally exceed three times the person's average annual compensation for the period consisting of the most recent five taxable years ending prior to the date of the change in control.

  The Merger will result in a change in control of Atlantes under the Golden Parachute rules. Atlantes is not making any material cash payments to employees to whom the Golden Parachute rules apply. Moreover, although employment agreements are being entered into by Metromail with three of Atlantes' key officers, these employment agreements are not paid in consideration for anything other than services to be rendered in the future and are regarded by the parties as reasonable in light of the services to be performed. Nevertheless, Atlantes will be treated as having made a payment subject to these rules equivalent to the value (determined under Treasury Regulations) of the acceleration of the vesting of employee stock options held by persons subject to the Golden Parachute rules. Based upon proposed Treasury Regulations, Atlantes has determined that in only one case does the value of this acceleration exceed three times the average annual salary of a person to whom these rules would apply.

  Jeffrey Schutz, a non-employee director of Atlantes, holds vested options to acquire 3,600 shares of Atlantes Common Stock and holds unvested options to acquire 2,400 shares of Atlantes Common Stock. The options for 1,200 shares would vest on October 21, 1997 in the absence of the Merger, and the remaining options would otherwise vest on October 21, 1998. The vested and unvested options were issued to Mr. Schutz on October 21, 1994. These options, consistent with all the options issued to Atlantes' employees, were subject to a four-year vesting schedule, with 20% of the options becoming vested on the date of grant and 20% on each anniversary of the date of the grant of the options. Any unvested options would have been terminated if Mr. Schutz had ceased to be a director. The exercise price of the options is $1.50 per share, a price that was determined consistent with the manner in which Atlantes priced the exercise prices at which options were granted to other employees. The anticipated change in control of Atlantes resulting from the Merger will accelerate the vesting of the options held by Mr. Schutz, which acceleration will be subject to the Golden Parachute rules. Mr. Schutz has served as director without compensation. Because Mr. Schutz has served without compensation, his average annual compensation prior to the change in control effectuated by the Merger will be $0, and any value of the acceleration of the vesting of his unvested options would be subject to the Golden Parachute rules.

  A non-publicly traded company (such as Atlantes) can avoid the Golden Parachute rules if appropriate approval for payments are made by a vote of shareholders who own, immediately before the change in control, more than 75% (by voting power) of the corporation's stock and who receive full and truthful disclosure of the material facts and such additional information as is necessary to make the disclosure not materially misleading at the time the disclosure was made. In order to avoid the effect of the Golden Parachute rules under this shareholder approval rule, proposed Treasury Regulations require that a shareholder vote must determine the right of the particular person to retain the payment (in this case the acceleration of the vesting of options to acquire 2,400 shares). Accordingly, at the Atlantes Special Meeting, shareholders of Atlantes will be asked to approve the Parachute Proposal. Approval of the Parachute Proposal will require the affirmative vote of the holders of at least 75% of the shares of Atlantes Common Stock outstanding immediately prior to the Merger, disregarding shares owned by Mr. Schutz. If the holders of all outstanding Atlantes Warrants were to exercise such warrants prior to the Effective Time (assuming no holders of Atlantes Stock Options were to exercise such options), the holders of approximately 91% of the shares of Atlantes Common Stock outstanding on the Atlantes Record Date (disregarding shares held by Mr. Schutz) would be required to approve the Parachute Proposal.

  THE ATLANTES BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF ATLANTES VOTE IN FAVOR OF APPROVAL OF THE PARACHUTE PROPOSAL.

  It is a condition to the obligations of Metromail to proceed with the Merger that the Parachute Proposal be approved by holders of more than 75% of the outstanding shares of Atlantes Common Stock (other than shares held by certain disqualified persons). See "THE MERGER AGREEMENT--Conditions Precedent to the Merger."

                               VOTING AGREEMENTS

  CVM Equity Fund III, Ltd. and CVM Equity Fund IV, Ltd., being the holders, in the aggregate, of 193,760 shares of Atlantes Common Stock outstanding at the close of business on the Atlantes Record Date (approximately 40.6% of the shares of Atlantes Common Stock then outstanding), have signed agreements obligating them to vote in favor of approval of the Merger Agreement and the Parachute Proposal and against (i) any action or agreement that would result in a breach of any covenant, representation or warranty, or any other obligation or agreement, of Atlantes under the Merger Agreement and (ii) any action that is intended, or that could be reasonably expected, to impede, interfere with, delay, postpone or discourage, or adversely affect the contemplated economic benefits to Metromail of the Merger and the actions or transactions contemplated by the Merger Agreement.

                     DESCRIPTION OF METROMAIL COMMON STOCK

  The statements set forth under this heading with respect to the DGCL, the Metromail Certificate of Incorporation, the Metromail By-laws and the Rights Agreement dated as of February 24, 1997 (the "Metromail Rights Agreement") between Metromail and American Stock Transfer and Trust Company, as Rights Agent (copies of which have been filed as Exhibits to the Registration Statement) are summaries thereof and do not purport to be complete; such statements are subject to the detailed provisions of the DGCL, the Metromail Certificate of Incorporation, the Metromail By-laws and the Metromail Rights Agreement. See "AVAILABLE INFORMATION."

  The authorized capital stock of Metromail consists of 75,000,000 shares of Metromail Common Stock and 20,000,000 shares of Preferred Stock, par value $.01 per share (the "Metromail Preferred Stock"), of which 75,000 shares have been designated as Metromail Series A Preferred Stock. At May 31, 1997, 22,256,900 shares of Metromail Common Stock were issued and outstanding, 2,700,000 shares of Metromail Common Stock were reserved for issuance pursuant to various stock plans and 180,100 shares of Metromail Common Stock were held as treasury stock. At May 31, 1997, no shares of Metromail Preferred Stock were issued and 75,000 shares of Metromail Series A Preferred Stock were reserved for issuance upon exercise of the Metromail Rights.

METROMAIL COMMON STOCK

  Holders of Metromail Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Metromail Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Metromail Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Metromail Preferred Stock. Upon the liquidation, dissolution or winding up of Metromail, the holders of Metromail Common Stock are entitled to receive ratably the net assets of Metromail available after the payment of all debts and other liabilities and subject to the prior rights of holders of any outstanding Metromail Preferred Stock. Holders of Metromail Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Metromail Common Stock are, and the shares of Metromail Common Stock issued pursuant to the Merger will be, when issued, fully paid and nonassessable. The rights, preferences and privileges of holders of Metromail Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Metromail Preferred Stock which Metromail may designate and issue in the future.

METROMAIL PREFERRED STOCK

  The Board of Directors of Metromail has the authority, subject to certain limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time the Metromail Preferred Stock in one or more classes or series and to fix or alter the designations, powers, preferences, rights and any qualifications, limitations or restrictions of the shares of each such class or series thereof, including the dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), liquidation preferences and the number of shares constituting each such class or series. The issuance of Metromail Preferred Stock, while providing flexibility in connection with possible acquisitions or other corporate purposes, may have the effect of delaying, deferring or preventing a change of control of Metromail. See "--Certain Charter and By-law Provisions; Metromail Rights Agreement."

CERTAIN CHARTER AND BY-LAW PROVISIONS; METROMAIL RIGHTS AGREEMENT

  Certain provisions of the Metromail Certificate of Incorporation and Metromail By-laws, summarized in the following paragraphs, may be considered to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider to be in such stockholder's best interest, including such an attempt as might result in payment of a premium over the market price for shares held by stockholders.

Classified Board of Directors

  The Metromail Certificate of Incorporation provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. Classification of the Board of Directors expands the time required to change the composition of a majority of directors and may tend to discourage a proxy contest or other takeover bid for Metromail. Moreover, under the DGCL, in the case of a corporation having a classified board of directors, the stockholders may remove a director only for cause. These provisions, when coupled with provisions of the Metromail Certificate of Incorporation authorizing only the Board of Directors to fill vacant directorships, will preclude stockholders of Metromail from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies with their own nominees.

Special Meetings of Stockholders

  The Metromail By-laws provide that special meetings of stockholders may be called by the Chairman of the Board or the President and shall be called by the President or the Secretary at the request in writing of a majority of the Board of Directors of Metromail.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

  The Metromail By-laws provide that stockholders seeking to bring business before a meeting of stockholders, or to nominate candidates for election as directors at a meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive office of Metromail not less than 60 days nor more than 90 days prior to the scheduled meeting (or, if a special meeting, not later than the close of business on the tenth day following the earlier of (i) the day on which such notice of the date of the meeting was mailed, or (ii) the day on which public disclosure of the date of the special meeting was made). The Metromail By-laws also specify certain requirements pertaining to the form and substance of a stockholder's notice. These provisions may preclude some stockholders from making nominations for directors at an annual or special meeting or from bringing other matters before the stockholders at a meeting.

No Action by Written Consent of the Stockholders

  The Metromail Certificate of Incorporation does not allow the stockholders of Metromail to take action by written consent.

Delaware Takeover Statute

  Section 203 of the DGCL ("Section 203") prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which such person became an interested stockholder unless: (i) prior to such date, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (ii) upon becoming an interested stockholder, the stockholder then owned at least

85% of the voting stock, as defined in Section 203; or (iii) subsequent to such date, the business combination is approved by both the Board of Directors and by holders of at least 66 2/3% of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder. For these purposes, the term "business combination" includes mergers, asset sales and other similar transactions with an "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of the corporation's voting stock. Pursuant to the Metromail Certificate of Incorporation, Metromail has expressly elected not to be governed by Section 203; provided that this election does not apply to a business combination between Metromail and R.R. Donnelley.

Limitations of Liability

  The Metromail Certificate of Incorporation contains a provision that is designed to limit the directors' liability to the extent permitted by the DGCL and any amendments thereto. Specifically, directors will not be held liable to Metromail or its stockholders for an act or omission in such capacity as a director, except for liability as a result of: (i) a breach of the duty of loyalty to Metromail or its stockholders, (ii) actions or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of an improper dividend or improper repurchase of Metromail's stock under Section 174 of the DGCL, or (iv) actions or omissions pursuant to which the director will receive an improper personal benefit. The principal effect of the limitation of liability provision is that a stockholder is unable to prosecute an action for monetary damages against a director of Metromail unless the stockholder can demonstrate one of the specified bases for liability. This provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. The Metromail Certificate of Incorporation does not eliminate its directors' duty of care. The inclusion of this provision in the Metromail Certificate of Incorporation may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited Metromail and its stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director's breach of the duty of care.

Indemnification

  The Metromail By-laws also provide that Metromail will indemnify its directors and officers to the fullest extent permitted by Delaware law. Metromail is generally required to indemnify its directors and officers for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director's or officer's position with Metromail or another entity that the director or officer serves at Metromail's request, subject to certain conditions, and to advance funds to its directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceedings or acted in good faith and in what was reasonably believed to be a lawful manner in Metromail's best interest.

Metromail Rights Agreement

  Pursuant to the Metromail Rights Agreement, each holder of an outstanding share of Metromail Common Stock has received, and each person receiving a share of Metromail Common Stock issued after the close of business on March 7, 1997 (the "Record Date") and prior to the earliest of the Distribution Date (as defined below), the redemption of the Metromail Rights, the exchange of the Metromail Rights and the expiration of the Metromail Rights (and, in certain cases, following the Distribution Date), will receive one Metromail Right. Each Metromail Right entitles the registered holder to purchase from Metromail one one-thousandth of a share of Metromail Series A Preferred Stock at a price of $100 per one one-thousandth of a preferred share (the "Metromail Purchase Price"), subject to adjustment.

  Metromail Rights will be evidenced by certificates representing Metromail Common Stock and not by separate certificates until the earlier to occur of
(i) the expiration of Metromail's redemption right following the date of public disclosure that a person other than an Exempt Person (as defined below) (an "Acquiring Person"), together with persons affiliated or associated with such Acquiring Person, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Metromail Common Stock (the "Stock Acquisition Date") or (ii) the tenth business day after the date of commencement or public disclosure of an intention to commence a tender offer or exchange offer by a person other than an Exempt Person if, upon consummation of the offer, such person could acquire beneficial ownership of 15% or more of the outstanding Metromail Common Stock (the earlier of such dates being called the "Distribution Date"). The Metromail Rights Agreement provides that, until the Distribution Date (or earlier redemption, exchange or expiration of the Metromail Rights), the Metromail Rights will be transferred with and only with the Metromail Common Stock. Until the Distribution Date (or earlier redemption, exchange or expiration of the Metromail Rights), new certificates evidencing Metromail Common Stock issued after March 7, 1997, upon transfer or new issuance of Common Stock, will contain a notation incorporating the Metromail Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Metromail Rights) the surrender for transfer of any certificate for Metromail Common Stock, with or without such notation, will also constitute the transfer of the Metromail Rights associated with the Metromail Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Metromail Rights ("Metromail Right Certificates") will be mailed to holders of record of Metromail Common Stock as of the close of business on the Distribution Date, and such separate Metromail Right Certificates alone will evidence the Metromail Rights.

  The Metromail Rights will first become exercisable after the Distribution Date (unless sooner redeemed or exchanged). The Metromail Rights will expire at the close of business on March 7, 2007 (the "Expiration Date"), unless earlier redeemed or exchanged by Metromail as described below.

  The Metromail Purchase Price payable, and the number of shares of Metromail Series A Preferred Stock or other securities, cash or other property issuable, upon exercise of the Metromail Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend or distribution on, or a subdivision, combination or reclassification of, the Metromail Series A Preferred Stock, (ii) upon the grant to holders of Metromail Series A Preferred Stock of certain rights, options or warrants to subscribe for shares of Metromail Series A Preferred Stock or securities convertible into shares of Metromail Series A Preferred Stock at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of shares of Metromail Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above). In addition, the Metromail Purchase Price payable and the number of shares of Metromail Series A Preferred Stock purchasable, on exercise of a Metromail Right is subject to adjustment in the event that Metromail should (i) declare or pay any dividend on the Metromail Common Stock payable in Metromail Common Stock or (ii) effect a subdivision or combination of Metromail Common Stock into a different number of shares of Metromail Common Stock.

  In the event that there is public disclosure that an Acquiring Person has become such, proper provision will be made so that each holder of a Metromail Right, other than Metromail Rights that are (or were under certain circumstances) beneficially owned by the Acquiring Person and certain related persons and transferees (which will thereafter be void), on or after the earlier of the Distribution Date and the first public disclosure that an Acquiring Person has become such, will thereafter have the right to receive upon exercise that number of shares of Metromail Common Stock (or other securities) having (as of the date of occurrence of the triggering event) a market value of two times the exercise price of a Metromail Right. In addition, Metromail's Board of Directors has the option of exchanging all or part of the Metromail Rights (excluding void Metromail Rights) for Metromail Common Stock on a one-for-one basis in the manner described in the Metromail Rights Agreement. In the event that, at any time following public disclosure that an Acquiring Person has become such, Metromail is involved in a merger or other business combination transaction where Metromail is not the surviving corporation or where Metromail Common Stock is changed or exchanged or in a transaction or transactions where 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Metromail Right (other than the Acquiring Person and certain related persons or transferees) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Metromail Right, that number of shares of common stock of the acquiring company or Metromail, as the case may be, which at the time of such transaction would have a market value of two times the exercise price of the Metromail Right.

  No adjustment in the Metromail Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Metromail Purchase Price. No fractional shares of Metromail Series A

Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a shares of Metromail Series A Preferred Stock, which may, at the election of Metromail, be evidenced by depositary receipts) and in lieu thereof an adjustment in cash will be made based on the market price of the shares of Metromail Series A Preferred Stock on the last trading date prior to the date of exercise.

  At any time prior to public disclosure that an Acquiring Person has become such, the Board of Directors of Metromail may redeem the Metromail Rights in whole, but not in part, at a price of $.01 per Metromail Right (the "Redemption Price"), payable in cash, shares (including fractional shares of Metromail Common Stock or any other form of consideration deemed appropriate by the Board of Directors. Immediately upon action of the Board of Directors ordering redemption of the Metromail Rights, the ability of holders to exercise the Metromail Rights will terminate and the only right of such holders will be to receive the Redemption Price.

  At any time prior to a public disclosure that an Acquiring Person has become such, the Board of Directors of Metromail may amend or supplement the Metromail Rights Agreement, including without limitation, the beneficial ownership percent at which a person becomes an Acquiring Person and the definition of exempt person to include any person in addition to persons described therein, without the approval of the Rights Agent or any holder of the Metromail Rights, except for an amendment or supplement which would change the Redemption Price. Thereafter, the Board of Directors of Metromail may amend or supplement the Metromail Rights Agreement without such approval only to cure ambiguity, correct or supplement any defective or inconsistent provision or change or supplement the Metromail Rights Agreement in any manner which will not adversely affect the interests of the holders of the Metromail Rights (other than an Acquiring Person or an affiliate or associate thereof). Immediately upon the action of the Metromail Board of Directors providing for any amendment or supplement, such amendment or supplement will be deemed effective.

  The shares of Metromail Series A Preferred Stock purchasable upon exercise of the Metromail Rights will not be redeemable. Each share of Metromail Series A Preferred Stock will be entitled to a minimum preferential quarterly dividend payment equal to the greater of $25 per share and 1,000 times the dividend declared per share of Metromail Common Stock. In the event of liquidation, the holders of the shares of Metromail Series A Preferred Stock will be entitled to a minimum preferential liquidation payment equal to the greater of $100 per share and 1,000 times the payment made per share of Metromail Common Stock. Each share of Metromail Series A Preferred Stock will have 1,000 votes per share, voting together with the Metromail Common Stock. In the event of any merger, consolidation or other transaction in which the Metromail Common Stock is exchanged, each share of Metromail Series A Preferred Stock will be entitled to receive 1,000 times the amount received per share of Metromail Common Stock. The rights described in this paragraph are protected by customary antidilution provisions.

  The Metromail Rights have certain anti-takeover effects. The Metromail Rights may cause substantial dilution to a person that attempts to acquire Metromail on terms not approved by the Board of Directors of Metromail, except pursuant to an offer conditioned on a substantial number of Metromail Rights being acquired. The Metromail Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time a person has acquired beneficial ownership of 15% or more of Metromail Common Stock, because until such time the Metromail Rights may generally be redeemed by Metromail at $.01 per Metromail Right.

  Exempt Persons include R.R. Donnelley so long as (i) R.R. Donnelley is the beneficial owner in the aggregate of not less than 15% of the outstanding common stock of Metromail and (ii) the aggregate beneficial ownership of R.R. Donnelley of the Metromail Common Stock is not in excess of the base percentage owned by them at a specified time plus 2%. Exempt persons also include certain transferees of R.R. Donnelley which beneficially own less than 20% of the outstanding Metromail Common Stock.

  Until a Metromail Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Metromail, including, without limitation, the right to vote or to receive dividends.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for Metromail Common Stock is American Stock Transfer and Trust Company.

                          COMPARISON OF THE RIGHTS OF
                       HOLDERS OF METROMAIL COMMON STOCK
                           AND ATLANTES COMMON STOCK

  The statements set forth under this heading with respect to the CBCA, the DGCL, the Atlantes Charter, the Atlantes By-laws, the Metromail Certificate of Incorporation, the Metromail By-laws and the Metromail Rights Agreement (copies of which have been filed as Exhibits to the Registration Statement) are brief summaries and do not purport to be complete; such statements are subject to the detailed provisions of the CBCA, the DGCL, the Atlantes Charter, the Atlantes By-laws, the Metromail Certificate of Incorporation, the Metromail By-laws and the Metromail Rights Agreement. See "AVAILABLE INFORMATION."

  The following summary compares certain rights of the holders of Atlantes Common Stock to the rights of the holders of Metromail Common Stock. The rights of Atlantes shareholders are governed principally by the CBCA, the Atlantes Charter and the Atlantes By-laws. Upon effectiveness of the Merger, such shareholders will become holders of Metromail Common Stock and their rights will be governed principally by the DGCL, the Metromail Certificate of Incorporation and the Metromail By-laws.

DIVIDEND RIGHTS

  The rights of Atlantes shareholders and Metromail stockholders with respect to the receipt of dividends are substantially the same. See "DESCRIPTION OF METROMAIL COMMON STOCK--Metromail Common Stock" and "SUMMARY--Market Prices and Dividends Paid."

  Under the CBCA, a corporation may make a distribution to its shareholders unless, after giving effect to such distribution, (i) the corporation would not be able to pay its debts as they become due in the usual course of business, or (ii) the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

  Under the DGCL, a corporation may pay dividends out of surplus (defined as the excess, if any, of net assets over capital) or, if no such surplus exists, out of its net profits for the fiscal year in which such dividends are declared and/or for its preceding fiscal year, provided that dividends may not be paid out of net profits if the capital of such corporation is less than the aggregate amount of capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

VOTING RIGHTS

  Each share of Atlantes Common Stock and each share of Metromail Common Stock entitles holders thereof to one vote on each matter submitted to a vote of such holders. Neither the holders of shares of Atlantes Common Stock nor the holders of shares of Metromail Common Stock have cumulative voting rights in the election of directors.

  Under the CBCA, directors are elected by a plurality of the votes cast. Pursuant to the Atlantes By-laws, other matters submitted to a vote of the Atlantes shareholders require for approval the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter. However, the transitional provisions of the CBCA impose a two-thirds voting requirement on certain actions, including actions to approve an amendment to the Atlantes Charter and actions to approve a merger or plan of share exchange. See "--Amendment to Charter Document" and "--Approvals of Mergers and Asset Sales." For information regarding the comparable voting rights of the holders of Metromail Common Stock, see "DESCRIPTION OF METROMAIL COMMON STOCK--Metromail Common Stock."

DIRECTORS

  Number and Election of Directors; Removal. Under both the CBCA and the DGCL, the charter document, and the by-laws of a corporation may specify the number of directors. The Atlantes Charter provides that the number of directors shall be no less than 3 (unless there are fewer than 3 shareholders of record). The Atlantes By-laws provide that the Atlantes Board shall consist of not less than 3 nor more than 7 directors, each serving for a term of one year, with the Atlantes shareholders and the Atlantes Board having the authority to determine the exact number of directors. Any vacancy occurring in the Atlantes Board or newly created directorship may be filled by the affirmative vote of the remaining directors. The Atlantes By-laws also provide that directors may be removed from office as provided by the CBCA. Under the CBCA, the shareholders may remove a director under limited circumstances either with or without cause. Atlantes has contractually agreed that CVM Equity Fund III, Ltd. and CVM Equity Fund IV, Ltd. shall together have the right to nominate and elect one member of the Atlantes Board so long as either entity is a shareholder of Atlantes.

  For information regarding the number, election, removal and nomination of Metromail Directors and the classification of the Metromail Board, see "Board of Directors" under "DESCRIPTION OF METROMAIL COMMON STOCK--Certain Charter and By-law Provisions; Metromail Rights Agreement."

  Fiduciary Duties of Directors. Under the CBCA, a director is required to perform his or her duties as a director, including the duties as a member of any committee of the directors upon which such director may serve, in good faith, with the care that an ordinarily prudent person in a like position would use under similar circumstances and in a manner such director reasonably believes to be in the best interests of the corporation.

  Under the DGCL, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with an unyielding fiduciary duty to protect the interests of the corporation and to act in the best interests of its stockholders. In recognition of the managerial prerogatives granted to the directors of a Delaware corporation, Delaware law presumes that, in making a business decision, such directors are disinterested and act on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of such corporation, which presumption is known as the "business judgment rule." A party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumption of the business judgment rule by demonstrating that, in reaching their decision, the directors breached one or more of their fiduciary duties-- good faith, loyalty and due care. If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions, and their business judgments will not be second guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors' conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of such control.

  Liability of Directors. Both the CBCA and the DGCL permit a corporation to limit the personal liability of its directors, with specified exceptions. Under the CBCA, the articles of incorporation may provide that a director shall not be liable for monetary damages for breach of fiduciary duty as a director, provided, however, that such limitation of liability shall not apply to any breach of the director's duty of loyalty to the corporation or to its shareholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, the payment of unlawful distributions to shareholders as set forth in Section 7-108-403 of the CBCA or any transaction from which the director directly or indirectly derived an improper personal benefit. The Atlantes Charter does not limit the liability of its directors.

  The DGCL permits a corporation to include in its charter a provision limiting or eliminating the liability of its directors to such corporation or its stockholders for monetary damages arising from a breach of fiduciary duty, except for: (i) a breach of the duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a declaration of a dividend or the authorization of the repurchase or redemption of stock in violation of the DGCL or (iv) any transaction from which the director derived an improper personal benefit. The Metromail Certificate of Incorporation eliminates director liability to the fullest extent permitted by the DGCL. See "DESCRIPTION OF METROMAIL COMMON STOCK--Certain Charter and By-law Provisions; Metromail Rights Agreement--Limitations of Liability."

CALL OF SPECIAL MEETINGS

  Under the CBCA, a special meeting of shareholders may be called by (i) the board of directors or the persons authorized by the bylaws or resolution of the board of directors to call such meeting or (ii) the written demand of holders of 10% of the outstanding shares of a corporation entitled to be cast on any issue proposed to be considered at the meeting. The Atlantes By-laws provide that special meetings of Atlantes shareholders may be called by the President, the Atlantes Board or holders of 10% or more of the outstanding shares.

  The DGCL permits special meetings of stockholders to be called by the board of directors and such other persons, including stockholders, as the certificate of incorporation or bylaws may provide. The DGCL does not require that stockholders be given the right to call special meetings.

  Meetings of stockholders of Metromail may be called only by the Chairman of the Board, the President, or the President or the Secretary at the written request of a majority of the Board of Directors. "See "DESCRIPTION OF METROMAIL COMMON STOCK--Certain Charter and By-law Provisions; Metromail Rights Agreement--Special Meetings of Stockholders."

ACTION BY SHAREHOLDERS WITHOUT A MEETING

  Under the CBCA, unless the articles of incorporation of such corporation provide otherwise, any action that may be taken by shareholders at a meeting may be taken without a meeting with the unanimous written consent of all shareholders entitled to vote thereat. The Atlantes By-laws permit the shareholders to so act by written consent in lieu of meeting.

  The DGCL permits the stockholders of a corporation to consent in writing to any action without a meeting, unless the certificate of incorporation of such corporation provides otherwise, provided such consent is signed by stockholders having at least the minimum number of votes required to authorize such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted. The Metromail Certificate of Incorporation does not permit stockholders to act without a meeting. See "DESCRIPTION OF METROMAIL COMMON STOCK--Certain Charter and By-law Provisions; Metromail Rights Agreement--No Action by Written Consent of the Stockholders."

SHAREHOLDER PROPOSALS

  The Metromail Certificate of Incorporation, but not the Atlantes Charter or By-laws, restricts the manner in which nominations for Directors may be made by stockholders. The Atlantes By-laws do not limit the ability of Atlantes shareholders to bring other business before a meeting of shareholders. The Metromail By-laws establish certain requirements that must be satisfied by a stockholder in order to bring other business before a meeting of stockholders. See "DESCRIPTION OF METROMAIL COMMON STOCK--Certain Charter and By-law Provisions; Metromail Rights Agreement--Advance Notice Requirements for Stockholder Proposals and Director Nominations."

AMENDMENT TO CHARTER DOCUMENT

  To approve a charter amendment proposed by the Board, the CBCA requires, unless the articles of incorporation, the by-laws or any action by the board of directors requires a greater vote, that the votes cast favoring approval exceed the votes cast against such proposal or, in cases in which class voting is required, such approval by each class. The Atlantes By-laws specifies that the affirmative vote of a majority of the shares represented at the meeting shall be required to approve any matter presented at such meeting. However, for corporations incorporated prior to June 30, 1994, Section 7-117-101(7) of the CBCA provides that unless the articles of incorporation of such corporation contain a provision establishing the vote of the shareholders required to amend the articles of incorporation, such amendment shall be approved by each voting group entitled to vote separately on the amendment by two-thirds of all the votes entitled to be cast on the amendment by that voting group. Atlantes was incorporated prior to June 30, 1994, and the Atlantes Charter is silent as to the required vote for approving an amendment to the Atlantes Charter. Thus, the two-thirds voting requirement is applicable to Atlantes.

  Under the DGCL and the Metromail Certificate of Incorporation, charter amendments may generally be approved by the Metromail Board and the affirmative vote of the holders of a majority of the outstanding shares of voting stock entitled to vote thereon.

AMENDMENT AND REPEAL OF BY-LAWS

  With certain exceptions relating to quorum or voting requirements for directors or shareholders, the CBCA provides that either the Board or the shareholders may amend the by-laws. The Atlantes By-laws provide that they may be altered, amended or repealed and new bylaws may be adopted by a majority of the Atlantes Board present at any meeting of the Board of Directors at which a quorum is present.

  Under the DGCL, holders of a majority of the voting power of a corporation and, when provided in the Charter, the directors of the corporation, have the power to adopt, amend and repeal the by-laws of a corporation. The Metromail Certificate of Incorporation grants the Metromail Board of Directors such power.

APPROVAL OF MERGERS AND ASSET SALES

  In addition to Board approval, the CBCA requires that mergers, consolidations, dissolutions, and dispositions of all or substantially all of a corporation's assets be approved, by each voting group entitled to vote separately on such action, by a majority of all the votes entitled to be cast on such proposal by that voting group unless the articles or the by-laws specify a different proportion. The Atlantes Charter does not specify a different proportion. However, for corporations incorporated prior to June 30, 1994, Section 7-117-101(8) of the CBCA provides that unless the articles of incorporation of such corporation contain a provision establishing the vote of the shareholders required to approve a plan of merger or a plan of share exchange, such plan of merger or plan of share exchange shall be approved by each voting group entitled to vote separately on the plan by two-thirds of all the votes entitled to be cast on the plan by that voting group. Atlantes was incorporated prior to June 30, 1994, and the Atlantes Charter is silent as to the required vote for approving a plan of merger or plan of share exchange. Thus, the two-thirds voting requirement is applicable to Atlantes.

  Under the DGCL, unless required by its charter (the Metromail Certificate of Incorporation contains no such requirement), no vote of the stockholders of a constituent corporation surviving a merger is necessary to authorize a merger if: (i) the agreement of merger does not amend the charter of such constituent corporation; (ii) each share of stock of such constituent corporation outstanding prior to such merger is to be an identical outstanding or treasury share of the surviving corporation after such merger; (iii) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such common stock are to be issued under such agreement of merger, or the number of shares of common stock issued or initially issuable does not exceed 20% of the number thereof outstanding immediately prior to such merger; and (iv) certain other conditions are satisfied. In addition, the DGCL provides that a parent corporation that is the record holder of at least 90% of the outstanding shares of each class of stock of a subsidiary may merge such subsidiary into such parent corporation without the approval of such subsidiary's stockholders or board of directors. Whenever the approval of the stockholders of a corporation is required for an agreement of merger or consolidation or for a sale, lease or exchange of all or substantially all of its assets, such agreement, sale, lease or exchange must be approved by the affirmative vote of the holders of a majority of outstanding shares of such corporation entitled to vote thereon.

DISSENTERS' RIGHTS

  Under the CBCA, dissenting shareholders are entitled to dissenters' rights in connection with the sale, lease, exchange, transfer, or other disposition of all or substantially all of the assets of a corporation and in certain merger transactions. Shareholders of the surviving corporation are entitled to dissenters' rights in any merger in which such shareholders are entitled to vote on such merger. See "THE MERGER--Dissenters' Rights."

  The DGCL provides for appraisal rights only in the case of certain mergers or consolidations and not (unless the certificate of incorporation of a corporation so provides, which the Metromail Certificate of Incorporation does not) in the case of other mergers, a sale or transfer of all or substantially all of its assets or an amendment to its charter. Moreover, the DGCL does not provide appraisal rights in connection with a merger or consolidation (unless the certificate of incorporation so provides, which the Metromail Certificate of

Incorporation does not) to the holders of shares of a constituent corporation listed on a national securities exchange (or designated as a national market system security by the National Association of Securities Dealers, Inc.) or held of record by more than 2,000 stockholders, unless the applicable agreement of merger or consolidation requires the holders of such shares to receive, in exchange for such shares, any property other than shares of stock of the resulting or surviving corporation, shares of stock of any other corporation listed on a national securities exchange (or designated as described above) or held of record by more than 2,000 holders, cash in lieu of fractional shares or any combination of the foregoing. In addition, the DGCL denies appraisal rights to the stockholders of the surviving corporation in a merger if such merger did not require for its approval the vote of the stockholders of such surviving corporation. See "--Approval of Mergers and Asset Sales."

INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The CBCA provides that a corporation may indemnify, against liability incurred in a proceeding, a person made a party to the proceeding because the person is or was a director if: (i) the person conducted himself or herself in good faith and reasonably believed (a) in the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests and (b) in all other cases, that his or her conduct was not opposed to the corporation's best interests, and (ii) in the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful. A Colorado corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation, or
(ii) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit. The Atlantes By-laws provide that Atlantes shall indemnify to the full extent authorized or permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of Atlantes or is or was serving at the request of Atlantes in any capacity with any other corporation, partnership, joint venture, trust or other enterprise.

  Section 145 of the DGCL generally provides that a corporation may indemnify its officers and directors who were or are a party to any action, suit, or proceeding by reason of the fact that he was a director, officer, or employee of the corporation by, among other things, a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding; provided that such officers and directors acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation. The Metromail Certificate of Incorporation provides for indemnification of officers and directors to the fullest extent permitted by Delaware law. The Metromail Certificate of Incorporation also provides that Metromail may indemnify employees and agents of Metromail to the fullest extent then permitted by Delaware law.

  Additionally, under the DGCL, advancement of expenses is permitted, but a person receiving such advances must undertake to repay those expenses if it is ultimately determined that he or she is not entitled to indemnification. The Metromail Certificate of Incorporation provides that Metromail will (in the case of any action, suit, or proceeding against a director) or may (in the case of any action, suit or proceeding against an officer, trustee, employee or agent) pay expenses incurred in defending a proceeding in advance of the final disposition of such proceeding as authorized by the Metromail Board upon receipt of the undertaking described above.

ANTI-TAKEOVER PROVISIONS

  There are no limitations under the CBCA with respect to interested shareholder business combinations nor are there any restrictions in Atlantes Charter or By-laws with respect to such interested shareholder transactions. For information on such provisions of the DGCL, see "DESCRIPTION OF METROMAIL COMMON STOCK--Certain Charter and By-law Provisions; Metromail Rights Agreement--Delaware Takeover Statute."

RIGHTS OF INSPECTION

  Under both the CBCA and the DGCL, every stockholder, upon proper written demand stating the purpose thereof and subject to certain other restrictions, may inspect the corporate books and records as long as such inspection is for a proper purpose and during normal business hours. Under both statutes, a "proper purpose" is any purpose reasonably related to the interest of the inspecting person as a stockholder.

LIQUIDATION RIGHTS

  The rights of the holders of Atlantes Common Stock upon the liquidation or dissolution of Atlantes are substantially the same as the holders of Metromail Common Stock upon the liquidation or dissolution of Metromail. See "DESCRIPTION OF METROMAIL COMMON STOCK--Metromail Common Stock."

                              DISSENTERS' RIGHTS

  The following is a summary of Article 113 of the CBCA and the procedures for Atlantes shareholders dissenting from the Merger Agreement and exercising dissenters' rights. This summary is qualified in its entirety by reference to
Article 113 of the CBCA, which is attached hereto as Annex B. Annex B should be reviewed carefully by any shareholder who wishes to exercise statutory dissenters' rights or who wishes to preserve the right to do so. FAILURE STRICTLY TO COMPLY WITH THE PROCEDURES SET FORTH IN ARTICLE 113 OF THE CBCA WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

DISSENTERS' RIGHTS

  Under Article 113 of the CBCA ("Article 113"), if the Merger Agreement is approved and the Merger is consummated, holders of Atlantes Common Stock who exercise their dissenters' rights in accordance with Article 113 will be entitled to have the "fair value" of their shares paid to them in cash by complying with the provisions of Article 113. The term "fair value" is defined in Article 113 to mean the value of the shares immediately before the Effective Time, excluding any appreciation or depreciation in anticipation of the Merger except to the extent that exclusion would be inequitable. Reference herein to "dissenters' rights" is a general reference to a shareholder's right to dissent to the Merger and obtain payment for the shareholder's shares in accordance with Article 113.

WHO MAY DISSENT

  Each shareholder of Atlantes Common Stock may dissent to the Merger and obtain payment of the fair value of the shareholder's shares by following the procedures provided in Article 113 and summarized herein. The rights of the shareholder may differ depending on whether the shareholder is a shareholder of record holding shares for two or more beneficial shareholders or the shareholder is a beneficial shareholder whose shares are held of record by one or more record shareholders, as follows:

    (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the record shareholder's name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and causes Atlantes to receive written notice which states (1) such dissent and (2) the name, address, and federal taxpayer identification number, if any, of each person on whose behalf the record shareholder asserts dissenters' rights.

    (b) A beneficial shareholder may assert dissenters' rights as to the shares held on the beneficial shareholder's behalf only if (1) the beneficial shareholder causes Atlantes to receive the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights, and (2) the beneficial shareholder dissents with respect to all shares beneficially owned by the beneficial shareholder.

  Atlantes may require that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each such beneficial shareholder must certify to Atlantes that the beneficial shareholder and the record shareholder or record shareholders of all shares owned beneficially by the beneficial shareholder have asserted, or will timely assert, dissenters' rights as to all such shares as to which there is no limitation on the ability to exercise dissenters' rights. Any such requirement will be stated in the "Dissenters' Notice" that is referred to below.

REQUIREMENTS TO BE MET BY A DISSENTER BEFORE THE VOTE ON THE MERGER AGREEMENT IS TAKEN

  A shareholder who wishes to assert dissenters' rights must (a) cause Atlantes to receive, before the vote is taken on the Merger Agreement, written notice of the shareholders' intention to demand payment for the shareholder's shares if the Merger Agreement is approved (the "Shareholder's Notice of Intent to Dissent") and (b) not vote the shares in favor of the Merger Agreement. A shareholder who does not satisfy the foregoing requirements is not entitled to demand payment for the shareholder's shares under Article 113.

NOTICE REQUIRED TO BE GIVEN BY ATLANTES TO DISSENTING SHAREHOLDERS IF THE MERGER AGREEMENT IS APPROVED

  If the Merger Agreement is approved, Atlantes will give a written dissenters' notice (the "Dissenters' Notice") to each shareholder who has complied with the provisions summarized above and who is entitled to demand payment for shares under Article 113. The Dissenters' Notice may be given before the Effective Date of the Merger and will in any event be given no later than ten days after the Effective Date of the Merger. The Dissenters' Notice will (a) state that the Merger Agreement was approved and state the Effective Date or the proposed Effective Date of the Merger; (b) state an address at which Atlantes will receive a Payment Demand (as defined below) and the address of a place where certificates for certificated shares must be deposited; (c) supply a Payment Demand form for demanding payment for shares, which form will request the shareholder to state an address to which payment is to be made; (d) set the date (the "Payment Demand Date") by which Atlantes must receive the Payment Demand and certificates for shares, which Payment Demand Date will not be less than thirty days after the date the Dissenters' Notice is given; (e) if Atlantes has chosen to impose such a requirement, state that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each shareholder, and the record shareholder or record shareholders of all shares owned beneficially by the beneficial shareholder, have asserted, or will timely assert, dissenters' rights as to all such shares as to which there is no limitation on the ability to exercise dissenters' rights; and (f) be accompanied by a copy of Article 113.

DISSENTER'S PROCEDURES TO DEMAND PAYMENT

  If the shareholder has given a Shareholder's Notice of Intent to Dissent in accordance with the provisions summarized above and wishes to assert the shareholder's dissenters' rights (such a person being referred to in this summary as a "Dissenter"), the Dissenter must (a) cause Atlantes to receive a payment demand (the "Payment Demand," which may, but need not, be on the Payment Demand form provided by Atlantes with the Dissenter's Notice), duly completed, and (b) deposit the Dissenter's certificates for shares. A Dissenter will have all rights of a shareholder, except the right to transfer the shares, until the Effective Date of the Merger but will have, after the Effective Date of the Merger, only the right to receive payment of the shares as to which payment has been demanded.

  The Payment Demand and deposit of certificates by a Dissenter will be irrevocable unless (1) the Effective Date has not occurred within sixty days after the Payment Demand Date, or (2) Atlantes fails to make payment to the Dissenter, within sixty days after the Payment Demand Date, of the amount Atlantes estimates to be the fair value of the Dissenter's shares, plus accrued interest. If the Effective Date of the Merger is more than sixty days after the Payment Demand Date, then Atlantes will be required to send a new Dissenters' Notice and the provisions summarized above will again be applicable.

  If a Dissenter fails to demand payment and deposit certificates representing the shares as to which dissent is made, as required by the Dissenters' Notice, by the Payment Demand Date, the Dissenter will not be entitled to payment for the shares under Article 113 and will become a shareholder in Metromail as if the Dissenter has not exercised any dissenters' right.

PAYMENT FOR SHARES

  Upon the Effective Date of the Merger, or upon receipt of a Payment Demand given in accordance with the provisions of Article 113, whichever is later, Atlantes will pay each Dissenter who has complied with the requirements for demanding payment stated in Article 113, at the address stated in the Payment Demand, or, if no such address is stated in the Payment Demand, at the address shown on Atlantes's current record of shareholders for the record shareholder holding the Dissenter's shares, the amount Atlantes estimates to be the fair value of the Dissenter's shares, plus accrued interest. The payment will be accompanied by: (a) Atlantes's balance sheet, statement of changes in shareholders' equity, statement of cash flow and other financial statements complying with the requirements of Section 7-113-206(2)(a); (b) a statement of Atlantes's estimate of the fair value of the shares; (c) an explanation of how the interest was calculated; (d) a statement of the Dissenter's right to demand payment in accordance with the provisions of Article 113 regarding the Dissenter's Responsive Notice summarized below; and (e) a copy of Article 113.

FAILURE TO EFFECT MERGER

  If the Effective Date of the Merger does not occur within sixty days after the Payment Demand Date, Atlantes will return the deposited certificates. If the Effective Date of the Merger occurs more than sixty days after Payment Demand Date, then Atlantes shall send a new Dissenters' Notice, as provided in
Section 7-113-203, and the appropriate provisions of Article 113 shall again be applicable.

SHARES ACQUIRED AFTER ANNOUNCEMENT OF MERGER AGREEMENT

  Atlantes may, in or with the Dissenters' Notice, state the date of the first announcement to news media or to shareholders of the terms of the Merger Agreement (the "Announcement Date") and state that the Dissenter must certify in writing, in or with the Payment Demand, whether or not the Dissenter (or the person on whose behalf the Dissenter asserts dissenters' rights) acquired beneficial ownership of the shares before the Announcement Date. With respect to any Dissenter who does not so certify in writing, in or with the Payment Demand, that the Dissenter or the person on whose behalf the Dissenter asserts dissenters' rights acquired beneficial ownership of the shares before the Announcement Date, Atlantes may, in lieu of making payment for the shares, offer to make such payment if the Dissenter agrees to accept the payment in full satisfaction of the demand. Any such offer will include: (a) Atlantes's balance sheet, statement of changes in shareholders' equity, statement of cash flow and other financial statements complying with the requirements of Section 7-133-206(2)(a); (b) a statement of Atlantes's estimate of the fair value of the shares; (c) an explanation of how the interest was calculated; (d) a statement of the Dissenter's right to demand payment in accordance with the provisions of Article 113 regarding the Dissenter's Responsive Notice summarized below; and (e) a copy of Article 113.

PROCEDURE FOR DISSENTER TO FOLLOW IF DISSENTER IS DISSATISFIED WITH PAYMENT MADE OR OFFERED BY ATLANTES

  A Dissenter may give notice (the "Dissenter's Responsive Notice") to Atlantes in writing of the Dissenter's estimate of the fair value of the Dissenter's shares and of the amount of interest due and may demand payment of such estimate (less any payment made by Atlantes as contemplated above) or may reject Atlantes's offer made as contemplated above with respect to shares acquired after the Announcement Date and may demand payment of the fair value of the shares and interest due, if: (a) the Dissenter believes that the amount paid or offered by

Atlantes, as the case may be, is less than the fair value of the shares or that the interest due was incorrectly calculated; (b) Atlantes fails to make payment within sixty days after the Payment Demand Date, or (c) Atlantes does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares as required if the Effective Date of the Merger has not occurred within sixty days after the Payment Demand Date. A Dissenter waives the right to demand payment as outlined above unless the Dissenter causes Atlantes to receive the Dissenter's Responsive Notice within thirty days after Atlantes made or offered payment for the Dissenter's shares.

COURT ACTION FOR APPRAISAL

  If the Dissenter's demand for payment pursuant to the Dissenter's Responsive Notice remains unresolved, Atlantes may, within sixty days after receiving the Dissenter's Responsive Notice, commence a proceeding and petition the district court of Denver County, Colorado to determine the fair value of the Dissenter's shares and accrued interest. If the Dissenter's demand for payment remains unresolved within that sixty day period and Atlantes does not commence the proceeding within that period, Atlantes must pay to the Dissenter the amount demanded in the Dissenter's Responsive Notice.

  Atlantes shall make all Dissenters whose demands remain thus unresolved parties to the proceeding as in an action against their shares, and all parties shall be served with a copy of the petition in the manner provided in
Article 113. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to such order. The parties to the proceeding are entitled to the same discovery rights as parties in other civil proceedings. Each Dissenter made a party to the proceeding will be entitled to judgment for the amount, if any, by which the court finds the fair value of the Dissenter's shares, plus interest, exceeds the amount paid by Atlantes, or for the fair value, plus interest, of the Dissenter's shares for which Atlantes elected to withhold payment under the provisions outlined above.

  The court will determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and will assess the costs against Atlantes; except that the court may assess costs against all or some of the Dissenters, in amounts the court finds equitable, to the extent the court finds the Dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, (a) against Atlantes and in favor of any Dissenters if the court finds Atlantes did not substantially comply with the requirements of part 2 of Article 113; or (b) against either Atlantes or one or more Dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided in
Article 113. If the court finds that the services of counsel for any Dissenter were of substantial benefit to other Dissenters similarly situated, and that the fees for those services should not be assessed against Atlantes, the court may award to said counsel reasonable fees to be paid out of the amounts awarded to the Dissenters who were benefitted.

  THE ABOVE IS MERELY A SUMMARY OF ARTICLE 113 OF THE CBCA. THIS SUMMARY IS QUALIFIED BY REFERENCE TO THOSE SECTIONS, WHICH ARE SET FORTH IN THEIR ENTIRETY AS ANNEX B TO THIS PROXY STATEMENT/PROSPECTUS. ATLANTES SHAREHOLDERS DESIRING TO EXERCISE DISSENTERS' RIGHTS SHOULD REFER TO THE FULL TEXT OF ANNEX B AND SHOULD CONSULT COUNSEL SINCE FAILURE TO COMPLY STRICTLY WITH THE PROVISIONS OF THE STATUTE WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

  If holders of more than 1% of the shares of Atlantes Common Stock outstanding immediately prior to the Effective Time properly exercise dissenters' rights, Metromail will have the right to decline to consummate the Merger. See "THE MERGER AGREEMENT--Conditions Precedent to the Merger."

                  ADDITIONAL INFORMATION REGARDING METROMAIL

                             BUSINESS OF METROMAIL

GENERAL

  Metromail is a leading provider of database marketing, direct marketing and reference products and services in the United States and the United Kingdom. Metromail helps its customers identify and reach targeted audiences utilizing its comprehensive, proprietary consumer database encompassing more than 90% of the households in the United States, as well as providing database marketing software and related services. Metromail provides its information, information services and software services to a wide variety of organizations engaged in direct mail, telephone and target marketing, as well as to clients who desire specific reference and information services. Its clients include Fortune 500 companies, as well as numerous mid-size and small businesses.

  Metromail was incorporated under the laws of the State of Delaware in 1979. It is a successor to several predecessor businesses, including a list development business that was started in 1946. Metromail became a public company in 1984 and remained so until mid-1987 when it was acquired by R. R. Donnelley. Metromail has made several acquisitions, including the acquisition in 1994 of the assets of Customer Insight Company, a company that develops PC-based marketing oriented database solutions ("CIC"). Data by Design, a database marketing consulting service in the United Kingdom ("DBD"), and International Communication & Data Plc, a compiler of lists in the United Kingdom primarily through the use of surveys ("ICD"), were acquired by R. R. Donnelley in 1994 and 1995, respectively. Metromail managed the United Kingdom operations since their acquisition by R. R. Donnelley, with ownership being transferred to Metromail in early 1996. On June 19, 1996, Metromail completed an initial public offering of 13,800,000 shares of its common stock (the "IPO"), resulting in the reduction of R. R. Donnelley's ownership in Metromail to approximately 38.4%.

PRODUCTS AND SERVICES

  Metromail provides three general categories of products and services to its clients: Database Marketing Services (including database marketing software and services and list enhancement services), Direct Marketing Services (including list development and personalization printing and lettershop services) and Reference Services (including on-line services and directory publishing). Database Marketing Services accounted for 29.0%, 28.4% and 27.1% of Metromail's total net sales in the years ended December 31, 1994, 1995 and 1996, respectively; Direct Marketing Services accounted for 51.2%, 51.6% and 53.6% of Metromail's total net sales in the years ended December 31, 1994, 1995 and 1996, respectively; and Reference Services accounted for 19.8%, 20.0% and 19.3% of total net sales in 1994, 1995 and 1996, respectively

 Database Marketing Services

  Database Marketing Software and Services. Metromail, through CIC, provides PC-based database marketing products and services to clients that possess a large amount of internal and external data and need a way to assemble and analyze the data to determine their appropriate marketing initiatives. Metromail's software products are designed to enable each client to maintain its database on its own personal computer for quick desktop access to information. Alternatively, the client can choose to have Metromail house the client's database on the mainframe computer in Metromail's Lombard, Illinois data center and, with the use of Metromail's proprietary MetroBase software loaded on the client's personal computers, analyze the files contained in the client's database and generate desired reports through on-line access.

  Metromail targets a variety of industries for these software products and services, focusing on the financial services, telecommunications, catalog, publishing, cable television, transportation, entertainment and travel-related services industries. Metromail currently supports over 2,000 installations of these products at over 340 client sites.

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

  Metromail's software products provided by CIC are licensed to clients, generally for a three-year period. A substantial portion of the license fee is paid at the time the license agreement is entered into with the balance due upon completion of installation. In addition, Metromail collects an annual license and maintenance fee that is approximately 20% of the initial license fee. In connection with some installations, Metromail, as a service, purchases and re-sells to the client certain computer equipment such as storage devices and other peripherals.

  List Enhancement Services. Metromail improves the quality of lists or databases provided by its clients by eliminating duplicate names, correcting addresses and ZIP codes and appending additional information, such as telephone numbers or other marketing-related characteristics, to the lists or databases.

  Metromail's list enhancement services enable a client to process information utilized in direct mail campaigns. These processes help Metromail's clients identify persons on lists supplied by the client likely to respond favorably to the client's mailing, improve the delivery of the items mailed and reduce the postage costs of a direct mail campaign. Typically, a client sends to Metromail hundreds of lists, aggregating millions of names that have been rented from list brokers or other sources and the client's current customer list. Using its computer resources and proprietary software, Metromail consolidates these lists, corrects addresses and ZIP codes and eliminates duplicate names (the merge/purge process). A client can enhance this consolidated list by incorporating certain of the characteristics contained in Metromail's database and/or INSOURCE, an enhancement database that combines Metromail's National Consumer Database and other proprietary databases with the consumer databases of Experian Information Solutions Inc. (formerly TRW Target Marketing Services) to provide in-depth information on approximately 95% of all U.S. households. INSOURCE, introduced in late 1996, is able to append more than 300 data variables to customer records, including hobbies, interests, product preferences and investment, educational and occupational information. Metromail believes INSOURCE is the most complete enhancement database currently available in the market.

  Metromail also uses its database to enhance a client's proprietary customer list and to make that list more deliverable. Metromail has non-exclusive licenses from the United States Postal Service for certain services, such as National Change of Address, Delivery Sequence File and Locatable Address Conversion System, to facilitate these processes. These enhancements usually include adding information from Metromail's database, eliminating undeliverable addresses and verifying households at a particular address. ZIP codes and addresses on a proprietary list can be corrected and telephone numbers can be added. In addition, Metromail saves its clients money on the mailing of these enhanced lists by carrier route coding, ZIP code presorting and overlaying 9-digit ZIP codes.

  Metromail provides list enhancement services to approximately 400 clients annually, most of whom are involved in continuity marketing (e.g., record clubs), financial services, insurance, magazine and book publishing, mail order and catalog merchandising or retail. Metromail provides these services primarily from its facilities in Lombard, Illinois.

 Direct Marketing Services

  List Development Services. Metromail assists clients in implementing cost-effective direct marketing strategies by creating for its clients lists of those individuals and households in the client's trade area having the characteristics that fit the marketing strategy and are most likely to respond favorably to the client's marketing efforts. Metromail provides customized list development services to two primary groups of clients: sales promotion and mail order organizations. Sales promotion clients generally have determined the characteristics of their target customers and provide Metromail with a trade area definition and a customer profile. Metromail then uses its computer software and database to identify the individuals and households in the customer's trade area who have the characteristics that the client has specified and compiles a list of those individuals and households.

  Mail order clients use Metromail's marketing services and statistical software to identify the geographic, demographic and other marketing characteristics in Metromail's database that singly and in combination describe the best prospects for the client's direct marketing campaign. Metromail reviews the client's customer files and direct marketing experience, as well as syndicated research, publicly available marketing data, and relevant historical information and marketing research in Metromail's database. In addition, Metromail may design, conduct and analyze market surveys or test mailings. From this research and testing Metromail defines relevant market segments and their respective sizes and ranks these segments according to their relative potential value to the client.

  Metromail provides lists to approximately 15,000 clients annually. Metromail generates most of its list sales from sales to consumer goods manufacturers, financial institutions, magazine publishers, mail order houses and not-for-profit organizations. These lists are used for targeted mailings, telephone marketing campaigns and statistical samplings. Except for test mailings, these list orders range in size from 500 to 20 million households and prices generally range from $7 to $250 per thousand names, although requests for certain information may be as high as $1,000 per thousand names. Lists are generally delivered in the form of computer tape or mailing labels. Metromail provides its list development services from its facilities in Lincoln, Nebraska.

  Personalization Printing and Lettershop Services. Metromail's personalization printing and lettershop services frequently are used in conjunction with list development and enhancement services provided by Metromail. In 1996, 22 of Metromail's top 25 list development and enhancement clients used these services in addition to its list services. Metromail provides processing and mailing services to direct mail advertisers from facilities located in Mt. Pleasant, Iowa; Rutland, Vermont; Seward, Nebraska; and Lincoln, Nebraska.

  Personalization printing involves applying addresses and variable text to direct mail pieces. Lettershop services consist of forms trimming, folding, affixing special items (such as coins, medallion or cards), inserting materials into envelopes, polywrapping, applying address labels and mailing. In connection with these services, Metromail uses both addresses generated from its own database and addresses provided by its customers. Lettershop services are typically contracted for on an individual mailing basis. Contracts range in size from relatively small test mailings and statistical samplings to major promotions of up to 25 million pieces.

  Metromail is one of the largest providers of commercial lettershop services in the United States. At its three lettershop facilities, Metromail has the capacity to insert material in more than 6.5 million envelopes per day, package 10 million product samples per month and polywrap 26 million packages per month. Metromail has installed and improved special equipment in its production facilities that permits production of a high volume of polywrapped advertising materials. Metromail has also established an integrated computerized system of scheduling, production and inventory control.

  Metromail's lettershop services processed over 1.2 billion pieces of mail in 1996. To expedite mailing of materials, United States Postal Service personnel have been permanently assigned to each of the lettershop facilities.

 Reference Services

  On-Line Services. Metromail offers a number of services that involve the need for immediate electronic access to information contained in Metromail's database. The most important of these services are Metromail's MetroNet and National Directory Assistance ("NDA") services.

  Metromail's MetroNet service provides users with on-line or electronic access to Metromail's MetroNet Master file (a subset of Metromail's database), change of address files, business listings and regional Bell operating companies' electronic directory assistance databases. These services are marketed primarily to collection agencies, consumer finance companies and credit card issuers. This service is used by many of Metromail's clients to confirm certain information that is contained on credit applications submitted to them (such as name and address, but not credit history).

  Metromail's NDA services provide on-line access to a database consisting of more than 108 million residential, business and government listings, as well as on-line access to the electronic directory assistance databases maintained by the regional Bell operating companies. Metromail markets these services, which were commenced in 1995, to telephone companies, operator service providers and other organizations with high-volume directory assistance needs. As of December 31, 1996, Metromail had entered into contracts to provide these services to approximately 25 clients. Metromail is in various stages of testing with some of these clients and at the end of 1996 was sending invoices to 23 clients for services being provided by Metromail.

  Directory Publishing Services. Metromail publishes the Cole directories, local "reverse" directories covering approximately 150 urban and suburban areas in the United States and Canada, including New York, Boston, Philadelphia, Dallas and Houston. These directories, which contain approximately 32 million residential and business listings, are available either in printed form or on CD-ROM. The directories are derived from Metromail's database and contain listings arranged by street address and telephone number. Many of the directories also include census demographic data on a neighborhood basis and historical data, such as duration of residence.

  Metromail has approximately 48,000 clients annually for the printed Cole directories and approximately 3,000 clients for its Cole and MetroSearch CD-ROM products. The clients for these products are principally collection agencies, financial institutions, government agencies, insurance brokers and agents, local merchants such as home improvement businesses, and real estate brokers. The Cole directories are primarily used by clients to market products or services to prospects or to identify individuals at specific addresses or telephone numbers within a specific geographic area. The Cole directories are supplied on an annual subscription basis for prices ranging from $75 to over $600, depending on the size of the market. In 1996, approximately 73% of leases for Cole directories were renewed.

  Metromail publishes, prints and binds the Cole directories at its Lincoln, Nebraska facility. In addition, Metromail provides certain printing and binding services for other publishers of short-run directories.

  Cole(R), MetroBase(R), Metromail(R), Metromail's National Consumer Data Base(R), MetroNet(R), MetroSearch(R) and NDA(R) are registered trademarks of Metromail; AnalytiX(R) is a registered trademark of Customer Insight Company; BehaviorBank is a service mark of Metromail; Explore is a trademark of Customer Insight Company; INSOURCE is a service mark of Metromail and Experian Information Solutions Inc.; and Windows(R) is a registered trademark of Microsoft Corporation.

INTERNATIONAL OPERATIONS

  Metromail's international operations consist primarily of its operations in the United Kingdom of ICD, one of Britain's leading consumer lifestyle and financial list developers and providers, and DBD, a provider of database marketing consulting services. ICD acquires consumer lifestyle data primarily through mailed surveys. During 1996, ICD received lifestyle data for 3.5 million individuals, bringing the number of individuals included in Metromail's lifestyle file to 8.6 million. Another ICD product, the British Investor Database, is compiled from share registers and contains 7.7 million share transactions. More than 2,000 companies either sponsor survey questions or rent data from ICD. Through DBD, ICD also offers a range of high value analytical and consultancy services.

METROMAIL'S DATABASE

  Metromail maintains and continually updates a large proprietary database that contains geographic, demographic, individual and other marketing information on over 90% of the households in the United States. Metromail believes that its database is one of the most complete, highest quality and up-to-date direct marketing databases in the United States and is a principal reason that clients use Metromail's list development and enhancement services. This database contains numerous characteristics relating to the individuals and households reflected in the database in addition to name, address and telephone number. Examples of these characteristics include age, length of residence at a particular address, dwelling unit type, gender of the head of household, presence of other family members, estimated household income and home ownership.

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

  Metromail has been accumulating data for almost 50 years, and management believes that its processes of gathering data from numerous sources and modifying and updating its database represent a significant competitive advantage for Metromail.

  Metromail derives the data included in its database from a wide variety of publicly available sources and proprietary, third-party providers. With the exception of self-reported data which Metromail obtains primarily through the use of consumer surveys, Metromail does not collect data directly from consumers. Among the publicly available sources used by Metromail are the "white pages" (Metromail's primary source of names, addresses and telephone numbers), public records of driver's license registrations, real estate transactions and U.S. census data. Metromail has arrangements with numerous third parties that provide proprietary data to Metromail. These providers include certain of Metromail's clients that provide Metromail with data relating to their recent direct marketing experiences.

  In 1993, Metromail began collecting data directly from consumers in response to surveys. Metromail distributes to consumers, primarily through co-op mailings, package inserts and magazine inserts, survey questionnaires in various forms. These questionnaires solicit information from the recipients such as standard demographic information, product preferences, purchasing habits, activities, hobbies and interests, brand awareness and medical ailments. Questionnaires can be tailored to address specific marketing concerns of Metromail's clients by developing specific survey questions which seek the desired information. Survey respondents complete and return questionnaires to Metromail because they become eligible to receive offers of coupons, samples and information from manufacturers, pharmaceutical companies, financial institutions and other service providers. Incentives such as sweepstakes offers, prizes and extensions to subscribed services are also provided when appropriate to increase response rates. Metromail provides disclosure to potential survey respondents regarding the intended use of the data thereby reducing privacy concerns because respondents are voluntarily completing the surveys acknowledging that they understand how the information may be used. Metromail does not use the information collected through surveys for its reference services and has stated that it will not do so unless disclosure is provided in the survey regarding the use of such information for reference services. Metromail expects to continue to expand its use of surveys as a data collection method. As indicated above under "International Operations," Metromail is using the survey method as a means to develop its database in the United Kingdom.

  Metromail is dedicated to being a leader in ethical management of consumer data. It has developed information management practices applicable to its direct marketing services and its reference services. Metromail believes that responsible data management includes collecting, using and disseminating information by fair, ethical and lawful means and respecting the requests of individuals for information Metromail possesses about them and any requests that their names be suppressed in Metromail's database so that they do not receive unwanted marketing solicitations.

COMPETITION

  The markets in which Metromail competes are highly competitive and fragmented. While a number of large companies and many smaller competitors provide certain of the direct marketing, database marketing and reference services provided by Metromail, Metromail believes that it provides the broadest range of these types of services of any company in the direct marketing services, database marketing services and reference services industries.

  In list development and list enhancement services, Metromail competes on the basis of the quality, accuracy and completeness of its database, its market analysis and segmentation capabilities and the other list enhancement services it offers. Metromail competes in marketing database services on the basis of the quality of its software products. Metromail competes in lettershop services on the basis of the capabilities and efficiencies of its equipment and employees, which enable it to handle large and complicated orders in a timely manner. Price is also a competitive factor for all the direct marketing services Metromail provides. In reference services, Metromail competes on the basis of the quality, accuracy and scope of the information contained in its database, the quality of its customer service and price. With respect to its on-line services, two critical competitive factors are the ability to be contacted by the user and the response time.

REGULATION

  Although the manner in which Metromail collects, uses and transfers certain types of data is regulated in certain respects at the federal level and by certain states, as described below, Metromail's business is not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, including regulations concerning the environment.

  In response to concerns about individual privacy and the collection, distribution and use of information about individuals, the Direct Marketing Association (the "DMA"), which is the leading trade association of direct marketers, has established certain guidelines for fair information practices which it recommends be followed by participants in the direct marketing industry. Metromail was actively involved in the formulation of the DMA's guidelines, and many of Metromail's significant direct marketing clients have adopted and implemented such guidelines. In addition, Metromail has adopted and is implementing information management practices, principles and procedures which supplement those of the DMA. One of the guidelines suggested by the DMA is that direct marketers refrain from soliciting by mail or telephone those individuals who have contacted the DMA and have asked that they not be the subject of unrequested solicitations. To make compliance with this guideline possible, the DMA maintains the Mail Preference Service and the Telephone Preference Service, consisting of lists of those individuals who have notified the DMA that they wish to "opt out" of receiving mail or telephone solicitations. The DMA makes these lists available to participants in the direct marketing industry who subscribe to these services. Metromail is a subscriber and receives updated lists from the DMA monthly and promptly suppresses in its database all information concerning the individuals who appear on the DMA lists.

  Privacy concerns have also led to increased federal and state regulation of the collection, use and transfer of information about individuals and of direct marketers and their activities. Examples of laws regulating the use of information include laws adopted by a number of states precluding the use of information derived from voter registration records, real estate files and driver's licenses and the federal Driver's Privacy Protection Act of 1994, which becomes effective in September 1997. Under this act, each state will be prohibited from disclosing personal information contained in motor vehicle department records for bulk use in surveys, marketing or solicitations, unless the state has implemented a procedure whereby each driver has the opportunity to prohibit such use of information about such driver. Examples of laws regulating direct marketers and their activities include: state laws requiring telemarketers to be bonded or registered; a Federal Trade Commission regulation prohibiting telemarketers from making a call to a person who previously has stated that he or she does not wish to receive a call made by or on behalf of the seller whose goods or services are being offered; and federal and state restrictions on the use by telemarketers of automatic dialing and artificial voices or prerecorded messages.

  In March, 1997, a bill seeking to restrict the sale of data was introduced in the United States Congress. The Children's Privacy Protection and Parental Empowerment Act seeks to prohibit list brokers (including Metromail) from knowingly selling or purchasing personal information (defined to include name, address and telephone number) about a child (defined to be a person under 16 years old) without the written consent of a parent of that child. A similar version of this bill was introduced in the United States Congress in 1996 but was not enacted into law.

  In 1996, Congress asked the Federal Reserve Board (the "FRB") to examine the availability to the general public of sensitive consumer identification information, including social security numbers, mother's maiden names, prior addresses and dates of birth. The FRB invited companies to respond to questions relating to the collection, maintenance and use of sensitive data. In March, 1997, the FRB published its findings that (i) there is little hard evidence on how fraud due to the usage of sensitive data occurs, the frequency with which it occurs or the amounts of associated losses and (ii) at the present time, losses attributed to identity theft do not appear to pose a significant risk to insured depository institutions.

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

  The Federal Trade Commission (the "FTC") continues to conduct workshops and studies on the protection and use of personal information. These workshops and studies examine the collection and availability of personal information on the Internet and on "look-up" services and the collection and availability of children's information. Metromail has been actively working with the FTC on these and other issues. FTC Commissioners have stated publicly that they prefer industry self-regulation over government regulations.

  Because of the possibility of increased regulation brought on by privacy concerns, Metromail collects certain data directly from individuals, who agree that their information may be used for direct marketing and other purposes. Although Metromail intends to continue to pursue actively the collection of self-reported data, the percentage of data in Metromail's current database that constitutes self-reported data is small.

  Metromail is not aware of any generally accepted industry guidelines for the use of information on individuals in connection with Metromail's reference services. Metromail has adopted its own privacy principles for its reference services.

  Certain of the reference services provided by Metromail to certain credit card issuer associations and their member banks are subject to the Fair Credit Reporting Act ("FCRA"). Amendments to the FCRA, scheduled to become effective on September 30, 1997, provide consumers with easier access to their credit reports, facilitate the correction of errors in reports and address the issue of "prescreening," a procedure used by creditors in some direct marketing programs.

CUSTOMERS AND SEASONALITY

  Metromail's business is based on long-standing client relationships. Although sales are not guaranteed under long-term contracts, a substantial portion of Metromail's net sales is derived from clients that Metromail has served for many years. Net sales to the top 25 clients (almost all of which have been clients for five or more years) amounted to $65.9 million in 1994, $68.6 million in 1995 and $75.4 million in 1996. Net sales to the top 25 clients accounted for 33.7%, 28.9% and 26.8% of total net sales in 1994, 1995 and 1996, respectively, as Metromail expanded into new products and services across all operations. No single client accounted for more than 10% of total net sales in any of these years.

  Metromail's business is somewhat seasonal with the majority of Metromail's net sales and earnings from operations historically occurring in the second half of a year. Furthermore, in 1997, Metromail's U.K. operations will distribute only one survey (in the third quarter 1997) compared to two in 1996 (second quarter and fourth quarter 1996), reflecting the new nine month production cycle for this portion of the U.K. operation's business. See "-- Management's Discussion and Analysis of Financial Condition and Results of Operations--Outlook".

COMPUTER OPERATIONS

  Metromail's data centers run on computer systems designed to provide advanced processing capabilities, provide flexibility to meet Metromail's and its clients' changing needs and contain costs. Metromail's mainframe computer system consists of two IBM ES9000 computers, one located at the Lombard data center and one located at the Lincoln data center. The IBM ES9000 computer located at the Lincoln data center has 223 MIPS (millions of instructions per second) of processing power and the IBM ES9000 located at the Lombard data center has 270 MIPS of processing power. The ES9000 platform allows for expansion of processing capacity to approximately 3,000 MIPS, without significant infrastructure changes. Other data center components include robotic tape subsystems, DASD and high-speed laser, LED and compact printers. Metromail also supports alternate platforms from IBM, Hewlett Packard and Sequent, which have approximately a terabyte of DASD attached to them.

  In 1996, Metromail completed a major redesign of the file structure of its database. This redesign, which commenced in 1994, takes advantage of new relational software and parallel processing hardware technology. The new database structure is expected to reduce the costs and time of adding newly acquired data to the database, permit concurrent processing of a number of separate jobs and reduce processing times.

EMPLOYEES

  As of December 31, 1996, Metromail had approximately 3,080 employees, of whom approximately 2,975 were located in the United States and approximately 105 were located in the United Kingdom. The domestic employees included approximately 275 officers and managerial employees, approximately 275 employees

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

engaged in sales or sales support and approximately 210 programmers, system engineers and systems analysts. The domestic employees also include approximately 1,360 hourly employees, most of whom are engaged in providing lettershop services. Metromail employs part-time workers as needed, primarily in lettershop services.

  None of Metromail's employees is covered by a collective bargaining agreement. Metromail believes that its relations with its employees are good.

FACILITIES

  Metromail's principal executive offices and one of Metromail's data centers are located in Lombard, Illinois, where Metromail leases a 115,000 square foot facility pursuant to a lease expiring in 2001 and a 19,000 square foot facility pursuant to a lease expiring in 2000. Metromail also owns a 233,000 square foot facility in Lincoln, Nebraska, which includes Metromail's second data center, and lettershop facilities in Mt. Pleasant, Iowa (211,000 square feet); Seward, Nebraska (161,000 square feet); and Rutland, Vermont (113,000 square feet). Metromail leases its 31 regional sales offices pursuant to leases that in general have three-year terms. Metromail's marketing database services operate from a 54,000 square foot leased facility in the Denver, Colorado area.

LEGAL PROCEEDINGS

  In 1993, Metromail purchased the assets of Computerized Marketing Technologies, Inc. and affiliated companies ("CMT") relating to a database created through the use of questionnaires distributed to consumers. Following this purchase, Metromail continued CMT's practice of contracting with Computerized Image & Data Systems, Inc. ("CIDS") for CIDS to provide data input services with respect to completed surveys. CIDS had been subcontracting a portion of these services to a correctional facility maintained by the State of Texas. This facility was a major supplier of data input services to the State of Texas, including services with respect to voter registration and drivers' license records, and according to CIDS, was selected as a subcontractor, in part, because of the procedures followed by the facility to safeguard the information made available to the prisoners. In June 1994, Metromail became aware of a report that a woman in Ohio, who apparently had completed a company survey, had received a letter purporting to contain sexually explicit language from a convicted rapist held in the facility that provided data input services. Immediately after becoming aware of this report, Metromail requested the third party to terminate its subcontract with the facility. On April 18, 1996, a complaint was filed in the District Court of Travis County, Texas (Beverly J. Dennis v. Metromail Corporation et al., Cause No. 96-04451) against Metromail, R. R. Donnelley, CIDS, the Texas Department of Criminal Justice, the executive director of the Texas Department of Criminal Justice and the chairman of the Texas Board of Criminal Justice by the woman who allegedly had received the letter. The complaint alleges the following causes of action against Metromail and R. R. Donnelley and certain of the other defendants: (1) defendants' conduct represented an intentional or reckless disregard of plaintiffs' safety; (2) the conduct of Metromail, R. R. Donnelley and CIDS in inducing plaintiffs to provide information without disclosing to plaintiffs that such information would be provided to convicted felons constituted fraud; (3) defendants have been unjustly enriched by their actions; (4) defendants' conduct resulted in the invasion of plaintiffs' privacy; (5) defendants' conduct resulted in the infliction of severe emotional distress upon plaintiffs; and (6) defendants were grossly negligent in entrusting plaintiffs' information to convicted felons. In addition, the complaint alleged two causes of action solely against the Texas Department of Criminal Justice and the two state officials. The complaint seeks restitution, actual and exemplary damages in an unspecified amount and injunctive relief on behalf of the named plaintiff and a purported class consisting of all persons who completed Company surveys and whose completed surveys were processed by inmates in the Texas prison system from January 1, 1993 to the present time. Metromail is not yet able to determine the number of persons comprising the purported class but believes the number of persons who completed surveys in this period and whose surveys were processed by such inmates could exceed 1.3 million. In April, 1997, the Court dismissed the complaints against the Texas Department of Criminal Justice, the executive director of the Texas Department of Criminal Justice and the chairman of the Texas Board of Criminal Justice. In addition, in April, 1997, a third amended complaint was filed naming three additional plaintiffs, none of whom alleged that he or she received any offensive letter from a prisoner that key punched data. Metromail does not anticipate that the developments of April, 1997 will have any adverse impact on the outcome of this suit.

  Metromail intends to defend vigorously this suit. Metromail had removed the case to the United States District Court for the Western District of Texas but the case was subsequently remanded to state court. Metromail has filed a motion to dismiss all counts against it. If the motion is not granted, Metromail intends to challenge certification of the class, and Metromail believes that if such challenge is successful, this litigation would not have a material adverse effect on Metromail. However, because this litigation is in its early stages, it is not possible to make a meaningful determination of the ultimate outcome or to make an estimate of the loss, if any, should the outcome be unfavorable. Metromail has made a preliminary estimate that its costs of litigating the case will be $1.5 million. Metromail's insurer has agreed to assume the defense of this case subject to a reservation of rights to deny coverage. In the event Metromail's insurer were to successfully deny coverage, R. R. Donnelley has agreed to pay the legal fees and expenses incurred by Metromail in defending this case, but Metromail would be responsible for any other amounts payable by it as a result of this case. Because of such agreements to pay such fees and expenses, such legal fees and expenses will not affect Metromail's cash flows; however, if R. R. Donnelley were to pay such fees and expenses, applicable accounting principles would require Metromail to recognize such fees and expenses as incurred and apply all payments by R. R. Donnelley in respect of such fees and expenses to additional paid-in capital.

  Metromail is subject to various claims and legal actions which arise in the ordinary course of business. Metromail believes such claims and legal actions, individually and in the aggregate, will not have a material adverse effect on the business or financial condition of Metromail.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

 Three months ended March 31, 1997 compared to the three months ended March 31, 1996

  Total net sales increased 21.0% to $65.8 million for the first quarter of 1997 from $54.4 million for the first quarter of 1996. This $11.4 million increase was comprised of an $8.2 million, or 30.3%, increase in direct marketing sales, a $1.6 million, or 10.9%, increase in database marketing sales and a $1.6 million, or 13.1%, increase in reference sales. Within direct marketing services, list services in the U.S. and U.K., as well as lettershop services, all produced double digit growth over the prior year first quarter. Sales growth for database marketing services, which includes software sales and list enhancement services, resulted primarily from strong demand for Metromail's AnalytiX and Explore software products. The growth in reference sales was primarily due to a 30.4% increase in Metromail's MetroNet and National Directory Assistance ("NDA") on-line services along with 2.5% growth in the directory business.

  Database and production costs primarily represent expenses incurred to maintain Metromail's database and to customize data for client use, including salaries and wages, annual costs to acquire data and amortization of capitalized data costs, facility costs and depreciation of equipment. Database and production costs increased for the three months ended March 31, 1997 to $41.2 million, or 62.6% as a percentage of total net sales, from $33.6 million for the three months ended March 31, 1996, or 61.8% as a percentage of total net sales. Approximately $3.1 million of the increase was due to increased volume in the lettershops, increased staffing and facility costs to support the growth of Metromail's software business and online services. Increased salary costs across all operations accounted for the balance of the increase. The increase as a percentage of total net sales was primarily due to the increased costs incurred for the higher than planned volume at the lettershops, which have higher production costs as a percentage of total net sales compared to the other operations of Metromail.

  Selling expense of $12.8 million increased $1.0 million, or 8.5%, from the three months ended March 31, 1996, and decreased as a percentage of total net sales to 19.5% from 21.7% in the prior year period. The improvement in selling expense as a percentage of total net sales was due to increased efficiencies across the sales organizations.

  General and administrative expenses increased $1.1 million, or 22.7%, from the three months ended March 31, 1996 primarily due to increased staff costs associated with being a stand alone public company. None of these costs were incurred in the first quarter of 1996.

  Earnings from operations of $3.4 million increased $1.7 million for the three months ended March 31, 1997 from $1.7 million for the three months ended March 31, 1996 due to the foregoing factors.

  Interest expense-related party, primarily paid to a subsidiary of R. R. Donnelley, of $5.3 million for the three months ended March 31, 1996, was zero for the three months ended March 31, 1997 due to the elimination of the related party debt subsequent to completion of the IPO.

  Metromail's tax expense increased $2.7 million compared to the first quarter of 1996 due to the increase in earnings before income taxes. The effective tax rate exceeds the U.S. federal statutory rate primarily due to the effect of non-deductible goodwill amortization.

  Net income increased $4.2 to $1.3 million compared to a $2.9 million loss for the first quarter of 1996 as a result of the foregoing factors.

 Year ended December 31, 1996 compared to the year ended December 31, 1995

  Total net sales increased 18.7% to $281.4 million for 1996 from $237.2 million for 1995. This $44.2 million increase resulted from a $28.5 million, or 23.3%, increase in direct marketing sales, an $8.8 million, or 13.1%, increase in database marketing sales and a $6.9 million, or 14.6%, increase in reference sales. Direct marketing sales growth was due to $17.7 million of additional sales of U.K. business due to growth, completion by ICD of two surveys in 1996 compared to one in 1995 and the inclusion of a full twelve months of sales of ICD (acquired in May 1995). Additional direct marketing growth was due to increased lettershop volume of $3.7 million and more modest increases across the traditional direct marketing services of list and U.S. survey. Database marketing sales growth was due to strong demand for the AnalytiX and Explore database products. Reference services sales growth was primarily due to a 28.7% increase in Metromail's MetroNet and NDA on-line services plus a 5.8% increase in directory publishing services.

  Database and production costs increased from $134.4 million for 1995, or 56.7% as a percentage of total net sales, to $155.7 million, or 55.3% as a percentage of total net sales, for 1996. This growth was due to increased expenses of $4.9 million related to the second U.K. survey, start-up costs of the NDA on-line services of $5.7 million, increased production costs to support the higher sales volume for the lettershops, increased costs to support the growth in marketing database services, increased U.S. survey expenses, expenses related to the upgrade of computer capacity and increased directory publishing costs. The decrease in the database and production costs as a percentage of total net sales was due to improved efficiencies at ICD (primarily the second survey, which has production costs as a percentage of total net sales less than Metromail's other operations) and increased sales in the traditional direct marketing areas, which improved the coverage of fixed costs. The decrease in database and production costs as a percentage of total net sales was partially offset by increased costs related to the start up of the NDA on-line services.

  Selling expense increased $7.3 million, or 16.0%, from 1995 and decreased as a percentage of total net sales from 19.4% for 1995 to 18.9% for 1996. The increase in the amount is due to the increase in sales and related selling expenses across all operations and from ICD, where selling expenses as a percentage of total net sales are higher than Metromail's other operations.

  General and administrative expenses grew $8.9 million, or 53.3%, from 1995 and as a percentage of total net sales from 7.0% to 9.1% for 1996. The increase resulted primarily from the acquisition and growth of ICD, and increased staff costs associated with being a stand alone public company.

  Earnings from operations of $37.3 million for 1996 increased $6.7 million from $30.6 million for 1995 due to the foregoing factors.

  Interest expense-related party decreased $11.1 million due to the use of the IPO net proceeds to repay the amount owed to a subsidiary of R. R. Donnelley.

  Interest expense of $0.8 million resulted from borrowings under a credit agreement with a syndicate of banks (See "--Changes in Financial Condition") required to pay related party debt for ICD and provide operating funds in the U.K.

  Metromail's tax expense in 1996 increased $6.1 million compared to 1995 due to the increase in earnings before income taxes. The effective tax rate exceeds the U.S. federal statutory rate primarily due to the effect of non-deductible goodwill amortization.

  Net income increased $11.2 million to $13.9 million for 1996 as a result of the foregoing factors.

 Year ended December 31, 1995 compared to the year ended December 31, 1994

  Total net sales increased 21.3% to $237.2 million in 1995 from $195.5 million in 1994. This $41.7 million increase was comprised of a $22.2 million, or 22.2%, increase in direct marketing sales, a $10.7 million, or 18.9%, increase in database marketing sales and a $8.8 million, or 22.7%, increase in reference sales. Direct marketing sales growth resulted primarily from strong demand for list development and lettershop services. List development sales increased $10.2 million due to growth of 8.1% in sales to national list accounts, 12.7% in sales to small business accounts and 51.9% in sales of the BehaviorBank list product. Lettershop sales increased $4.2 million due to increased sales efforts to utilize available capacity. Direct marketing sales were also increased by $7.1 million due to the inclusion of ICD's sales following the acquisition of ICD in May 1995. Database marketing growth included $9.5 million reflecting a full year's sales after the June 1994 acquisition of CIC along with volume growth of 35.8% over comparable full year 1994 sales. The increase in reference sales reflected in large part the strong growth in on-line services, including the NDA and MetroNet services.

  Database and production costs increased in 1995 to $134.4 million, or 56.7% as a percentage of total net sales, from $108.8 million in 1994, or 55.7% as a percentage of total net sales, primarily due to the start-up of the NDA service, along with increased expenses to upgrade computers resulting in increased capacity.

  Amortization of goodwill increased 12.7% to $7.4 million in 1995. This increase reflected the inclusion of a full year of amortization of goodwill resulting from the CIC acquisition and additional goodwill resulting from the ICD acquisition.

  Selling expenses increased $8.8 million, or 23.7%, from 1994 and as a percentage of total net sales to 19.4% in 1995 from 19.0% in 1994. The increase in selling expenses was due to the inclusion of CIC for a full year ($3.1 million), the acquisition of ICD ($1.5 million) and growth in the on-line services sales staff ($0.7 million), as well as increased commissions and support costs across all businesses due to increased sales. The increase in selling expenses as a percentage of total net sales resulted primarily from the fact that selling expenses of CIC and ICD as a percentage of their total net sales was higher than for Metromail's other operations.

  General and administrative expenses grew $2.2 million, or 15.5%, from 1994, but decreased as a percentage of total net sales from 7.4% to 7.0% in 1995. The increase in these expenses resulted from the acquisition of ICD ($1.4 million), the settlement agreement with Aristotle Industries, Inc. regarding a contract dispute ($0.7 million) and the inclusion of CIC for a full year ($0.6 million), as well as increased expenses across Metromail's other operations.

  Provisions for doubtful accounts increased $0.3 million, or 18.0%, from 1994, but remained the same as a percentage of total net sales at 0.9%.

  Interest expense, primarily paid to a subsidiary of R. R. Donnelley, increased by $2.3 million because Metromail had higher average outstanding debt levels in 1995. The higher debt levels were required to fund capital expenditures, the ICD acquisition and increased working capital requirements to support sales increases.

  Metromail's effective income tax rate decreased to 70.7% in 1995 from 74.1% in 1994. The effective tax rate exceeds the U.S. federal statutory rate due to the effect of nondeductible goodwill amortization and of state and foreign taxes. The decrease in the effective tax rate in 1995 reflects the increase in pretax income, which reduces the relative effect of the nondeductible items.

  Net income increased $0.7 million, or 37.6%, to $2.7 million in 1995 as a result of the foregoing factors.

 Changes in Financial Condition

  For the first three months of 1997, operating cash flow (net income plus depreciation and amortization) of $8.8 million increased $6.2 million over the prior year period. For 1996, operating cash flow of $42.2 million increased $18.6 million from 1995. Metromail believes that cash flows from operations will be sufficient to fund its on-going operations on a long-term basis, as well as continued growth and investment. Metromail expects the credit agreement described below to be available for seasonal cash needs and acquisitions.

  Capital expenditures and investments for the first three months of 1997 totaled $9.7 million, an increase of $1.8 million over the first three months of 1996, primarily due to a minority investment in a provider of database marketing and direct marketing services. Capital expenditures for 1996 totaled $37.6 million, an increase of $9.1 million over the prior year. The increase was due to funding for the second U.K. survey, database redesign, data center expansion and various administrative software packages required as a stand alone public company.

  Metromail has entered into a credit agreement with a syndicate of banks (the "Credit Agreement") under which it is entitled to borrow up to $45 million on a revolving credit basis. Borrowings under the Credit Agreement mature in 2001 and bear interest (i) at the prime rate announced by the bank acting as Agent for the syndicate, (ii) at the LIBOR rate plus, depending on Metromail's leverage ratio and fixed charge coverage ratio, up to 42.5 basis points per annum, or (iii) at a rate determined by competitive bidding. At March 31, 1997 there was $21.0 million outstanding under the credit agreement resulting from the repayment of related party debt and borrowings to provide operating funds for Metromail's U.K. operations.

  Under the terms of a stock repurchase program approved by the Board of Directors in December 1996, Metromail repurchased 54,800 shares of Common Stock for $1.0 million during the three months ended March 31, 1997 and 125,100 shares of Common Stock for $2.1 million in 1996.

 Outlook

  Historically, Metromail's net sales build quarterly through the year, with the majority of net sales being achieved in the second half of a given year. In 1994, 1995 and 1996 total net sales of Metromail during the second half of the year constituted 56.3%, 55.3% and 56.0%, respectively, of the total net sales for the year.

  Many of Metromail's expenses are incurred ratably through the year and, when combined with the quarterly revenue pattern discussed above, result historically in fluctuations in earnings from operations for the year. Earnings from operations are strongest in the second half of the year. Earnings from operations in the second half of 1994, 1995 and 1996 constituted 70.4%, 55.6% and 72.0%, respectively, of total earnings from operations for the year. Had the deferral of approximately $2.0 million of expenses from the second quarter of 1995 to the third and fourth quarters of 1995 (resulting in a $2.0 million negative impact on earnings from operations for the second half of 1995) not taken place, Metromail estimates that the percentage of earnings for the second half of 1995 would have been approximately 62.1% of the full year's earnings from operations.

  Management of Metromail expects the historical patterns of larger second half portions of the year's sales and operating earnings to occur again in 1997. Furthermore, in 1997, the U.K. operations will distribute only one survey (in the third quarter 1997) compared to two in 1996 (second quarter and fourth quarter 1996) reflecting the new nine month production cycle for this portion of the U.K. operation's business. The 1996 surveys produced $7.4 million and $9.8 million of revenue in the second and fourth quarters of 1996, respectively. The second and fourth quarters of 1997 will not include any U.K. survey revenue. In 1997 the U.K. survey revenue will be reflected in Metromail's results in the third quarter. Revenues in 1998 are expected to include two surveys for Metromail's U.K. operations.

  Metromail is required to adopt Statement of Financial Accounting Standards
(SFAS) No. 128 on Earnings per Share and SFAS No. 129 on Capital Structure for both interim and annual periods ending after December 15, 1997. Earlier adoption is prohibited. The impact of the adoption of these standards is not expected to be material to Metromail's financial statements.

                   ADDITIONAL INFORMATION REGARDING ATLANTES

                            DESCRIPTION OF BUSINESS

  Since its formation as a Colorado corporation in late 1991, Atlantes has become one of the leading consumer database development companies in the United States. Currently working with over 170 corporations ("clients") including many well known U.S. corporations, Atlantes obtains information from product registration questionnaires, warranty questionnaires, and other questionnaires related to the purchase of consumer products. Atlantes manages the process of computerizing these questionnaires through third party data entry vendors and creates and maintains databases using proprietary PC based database management systems. These systems enable clients to obtain valuable information about, and provide clients access to, their consumers. This information contains not only product related information, but also certain demographic and behavioral information important to the client and to Atlantes.

  In return for these services, Atlantes receives ownership of certain information, including the consumer's name, address, demographic and behavioral information. This data is then sold in the form of targeted mailing lists to direct marketers throughout the United States. Currently, this data is marketed by a third party, Experian, which has an exclusive contract with Atlantes to market Atlantes' database. Experian sublicenses the Atlantes' database to third party resellers, of which Metromail is the leading reseller of such data.

  Initially, Atlantes intended to develop its own list sales organization to market its database and, in 1994, attempted to do this. However, Atlantes determined in late 1994 that the time and expense involved would require substantial additional working capital and began exploring strategic alliances with other companies within the direct marketing industry. On December 23, 1994, Atlantes entered into an agreement with Experian, Inc. (formerly the Target Marketing Services division of TRW, Inc.) whereby Experian was given the exclusive right to market Atlantes' database through December 31, 1999. Pursuant to this agreement, Atlantes receives a fee for each record sent to Experian, plus 50% of the list sales revenue generated by Experian from sales of data from Atlantes' database. Revenue from Experian under this agreement totaled approximately 75%, 78% and 86% of total revenues of Atlantes for 1994, 1995 and 1996, respectively.

  Atlantes competes in the consumer database management industry. Access to demographic and behavioral data enables direct marketers to fine tune their screening of the database for attributes which make the recipient of the direct marketing solicitation more likely to respond. This screening and the ability to target more likely buyers becomes more and more important to direct mail advertisers as the costs of the mailing (design, paper, printing, postage, and handling) increase.

  A number of other companies collect consumer data for sale to third parties, but Atlantes differentiates itself by collecting demographic and behavioral information on the consumer directly from product registration questionnaires filled out by the consumer, where the consumer is informed that the data provided may be used for direct marketing purposes unless the consumer otherwise indicates. The only other known competitor to compete in this niche is R.L. Polk & Company ("Polk"), through the division formerly known as National Demographics and Lifestyles ("NDL"). Founded in 1975, NDL was acquired by Polk in 1988 and is well established in the marketplace. Atlantes has had to overcome its relative newness to the market, its smaller size, its limited financial resources, and the fact that initially, few companies were utilizing Atlantes' database management services. These factors have limited, to a certain extent, Atlantes' ability to market to the larger manufacturers of durable goods.

  Although both companies use self-reported data, Atlantes differentiates itself from Polk by collecting its data on a short questionnaire format. A typical Atlantes designed questionnaire will include seven to ten behavioral and demographics questions in addition to the general consumer and product information. Questions found on a short questionnaire typically include requests for information regarding the consumer's income level, education level, recent purchases and family size. In contrast, Polk's questionnaires will typically contain approximately 20-25 life style and demographics related questions. The long questionnaire format contains much more information about the habits and demographics of a consumer. However, the length of the questionnaire increases the total printing costs, may lower response rates from the consumers, increases the cost of keying the data into a computer, slows the time it takes to prepare the data for sale and delays the response to client information requests.

  Atlantes has enjoyed strong database growth with the addition of 4.26 million, 6.14 million, and 8.23 million records during the years ended December 31, 1994, 1995 and 1996, respectively, and with the addition of 2.80 million records during the three month period ended March 31, 1997. Atlantes' client base is well diversified, with no single client generating more than 5.2% of Atlantes' annual questionnaire flow. Moreover, Atlantes also enjoys a broad industry diversification, with nine separate industries, each representing at least 7% of Atlantes' annual questionnaire flow.

  Atlantes' senior management team has broad experience with over 50 years of combined work experience in the direct marketing industry. Atlantes now employs 13 people on a full-time basis.

  Despite having strong growth in its clients and questionnaire flow, Atlantes has generated net losses of $573,377, $519,324 and $294,112 on revenues of $1,000,461, $1,167,185 and $1,834,765 for the years ended December 31, 1994,
1995 and 1996, respectively. For the three months ended March 31, 1997, Atlantes has generated net income of $54,489 on revenue of $672,548. See "-- Management's Discussion and Analysis of Financial Condition and Results of Operations" and "ATLANTES FINANCIAL STATEMENTS."

MARKET PRICE AND DIVIDENDS ON ATLANTES COMMON STOCK AND RELATED SHAREHOLDER MATTERS

  As of June 17, 1997, the Atlantes Record Date, there were issued and outstanding 476,803 shares of Atlantes Common Stock, held by 19 owners of record. There is no established public market for Atlantes Common Stock.

  Atlantes has never paid a cash dividend on the Atlantes Common Stock.

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

  The following table sets forth certain information regarding the beneficial ownership of Atlantes Common Stock: (i) by each stockholder known by Atlantes to own beneficially more than five percent (5%) of the outstanding Atlantes Common Stock; (ii) by each member of the Atlantes' Board; and (iii) by all directors and executive officers of Atlantes as a group. This information is as of June 17, 1997.

                                                 NUMBER OF             PERCENT OF
                                                   SHARES                 TOTAL
      NAME AND ADDRESS OF BENEFICIAL            BENEFICIALLY           OUTSTANDING
      OWNER (1)                                  OWNED (2)             SHARES (3)
      ------------------------------            ------------           -----------
      William Anderson (4)                         71,300                 13.3%
      E. Thomas Detmer, Jr. (5)                   138,572                 28.7%
      Kenneth W. Edwards, Jr. (6)                   3,200                     *
      Kyle Lefkoff (7)                            265,045                 50.6%
       Boulder Ventures
       1634 Walnut Street, #302
       Boulder, Co 80302
      Peter A. O'Neil (8)                          12,250                  2.5%
      Jeffrey H. Schutz (9)                        10,110                  2.1%
       The Centennial Funds
       1428 15th Street
       Denver, CO 80202
      Black Fox Investment Group LLC (10)
       455 Weaver Park Road                        30,000                  6.2%
       Suite 100
       Longmont, CO 80501
      CVM Equity Fund III, Ltd. (11)              169,178                 33.9%
       4845 Pearl East Circle
       Suite 300
       Boulder, CO 80301

                                                             NUMBER OF   PERCENT OF
                                                               SHARES       TOTAL
          NAME AND ADDRESS OF                               BENEFICIALLY OUTSTANDING
            BENEFICIAL OWNER                                 OWNED (1)   SHARES (2)
          -------------------                               ------------ -----------
      CVM Equity Fund IV, Ltd. (12)                            62,975       12.8%
       4845 Pearl East Circle
       Suite 300
       Boulder, CO 80301
      David O. Wolf (13)                                       68,001       13.8%
       50 South Steele Street
       Suite 777
       Denver, CO 80209
      Wolf Venture Fund I LLC                                  53,001       11.1%
       50 South Steele Street
       Suite 777
       Denver, CO 80209
      All directors and executive officers as a group (6      500,477       82.6%
       persons) (14)

--------

*Less than 1% of the outstanding shares
 (1) Except as otherwise indicated, the address of each of the persons in this table is as follows: Atlantes Corporation, 90 Madison Street, Denver, CO 80206
 (2) Except as otherwise indicated, each person in the table possesses sole voting and sole investment power with respect to all shares of Atlantes Common Stock listed in the table as owned by such person. CVM Equity Fund III and CVM Equity Fund IV have agreed to vote their shares of Atlantes Common Stock in favor of approval of the Merger Agreement and the Parachute Proposal. See "Voting Agreements."

 (3) Percentage of total outstanding shares is calculated separately for each person on the basis of the actual number of outstanding shares as of June 17, 1997 and assumes, for purposes of the calculation, that shares issuable upon exercise of options or warrants exercisable within 60 days held by such person (but no other shareholders) had been issued as of such date.

 (4) Includes 46,300 shares of Atlantes Common Stock issuable upon exercise of Atlantes Stock Options which are vested or which will vest within 60 days of the date of this Proxy Statement/Prospectus. Also includes 12,500 shares of Atlantes Common Stock issuable upon exercise of Atlantes Warrants. Does not include 17,200 shares of Atlantes Common Stock issuable upon exercise of Atlantes Stock Options which will vest more than 60 days after June 17, 1997, unless the shareholders of Atlantes approve the Merger, in which case all unvested options will become immediately exercisable.
 (5) Includes 6,786 shares of Atlantes Common Stock issuable upon exercise of Atlantes Warrants.

 (6) Includes 3,200 shares of Atlantes Common Stock issuable upon exercise of Atlantes Stock Options which are vested or which will vest within 60 days of the date of this Proxy Statement/Prospectus. Does not include 2,800 shares of Atlantes Common Stock issuable upon exercise of Atlantes Stock Options which will vest more than 60 days after June 17, 1997, unless the shareholders of Atlantes approve the Merger, in which case all unvested options will become immediately exercisable.
 (7) Includes 147,135 shares of Atlantes Common Stock and 22,043 shares of Atlantes Common Stock issuable upon exercise of Atlantes Warrants held by CVM Equity Fund III. Also includes 46,625 shares of Atlantes Common Stock and 16,350 shares of Atlantes Common Stock issuable upon exercise of Atlantes Warrants held by CVM Equity Fund IV. Mr. Lefkoff is the investment manager of CVM Equity Fund III and a general partner of CVM Equity Fund IV. As such, Mr. Lefkoff may be deemed to share voting control and investment power over these shares. Mr. Lefkoff disclaims beneficial ownership of all 232,153 of these shares. Also includes 8,703 shares of Atlantes Common Stock and 6,250 shares of Atlantes Common Stock issuable upon exercise of Atlantes Warrants held by L-M Partnership II, and 15,439 shares of Atlantes Common Stock and 2,500 shares of Atlantes Common Stock issuable upon exercise of Atlantes Warrants held by LLGM Partnership. Mr. Lefkoff is a limited partner of both L-M Partnership II and LLGM Partnership, and disclaims beneficial ownership to all but his pro rata ownership of shares held by such entities.

 (8) Includes 8,500 shares of Atlantes Common Stock issuable upon exercise of Atlantes Stock Options which are vested or which will vest within 60 days of the date of this Proxy Statement/Prospectus. Also includes 625 shares of Atlantes Common Stock issuable upon exercise of Atlantes Warrants. Does not include 9,000 shares of Atlantes Common Stock issuable upon exercise of Atlantes Stock Options which will vest more than 60 days after June 17, 1997, unless the shareholders of Atlantes approve the Merger, in which case all unvested options will become immediately exercisable.

 (9) Includes 3,600 shares of Atlantes Common Stock issuable upon exercise of Atlantes Stock Options which are vested or which will vest within 60 days of the date of this Proxy Statement/Prospectus. Also includes 600 shares of Atlantes Common Stock issuable upon exercise of Atlantes Warrants. Does not include 2,400 shares of Atlantes Common Stock issuable upon exercise of Atlantes Stock Options which will vest more than 60 days after June 17, 1997, unless the shareholders of Atlantes approve the Merger, in which case all unvested options will become immediately exercisable.
(10) Includes 5,000 shares of Atlantes Common Stock issuable upon exercise of Atlantes Warrants.
(11) Includes 22,043 shares of Atlantes Common Stock issuable upon exercise of Atlantes Warrants.
(12) Includes 16,350 shares of Atlantes Common Stock issuable upon exercise of Atlantes Warrants.
(13) Includes 53,001 shares of Atlantes Common Stock held by Wolf Venture Fund I LLC, 5,000 shares of Atlantes Common Stock issuable upon exercise of Atlantes Warrants held by David O. Wolf, 5,000 shares of Atlantes Common Stock issuable upon exercise of Atlantes Warrants held by the Melvin H. Schlessinger Trust, and 5,000 shares of Atlantes Common Stock issuable upon exercise of Atlantes Warrants held by Elaine S. Wolf. Mr. Wolf may be deemed to share voting control and investment power over all of these shares, but Mr. Wolf disclaims beneficial ownership of all but 5,000 of these shares.

(14) Includes 265,045 shares reflected in Mr. Lefkoff's ownership total. Mr. Lefkoff disclaims beneficial ownership of all of these shares except for his pro rata ownership of shares held by L-M Partnership II and LLGM Partnership. Also includes 61,600 shares of Atlantes Common Stock issuable upon exercise of Atlantes Stock Options which are vested or which will vest within 60 days of the date of this Proxy Statement/Prospectus. Also includes 67,654 shares of Atlantes Common Stock issuable upon exercise of Atlantes Warrants. Does not include 31,400 shares of Atlantes Common Stock issuable upon exercise of Atlantes Stock Options which will vest more than 60 days after June 17, 1997, unless the shareholders of Atlantes approve the Merger, in which case all unvested options will become immediately exercisable.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

GENERAL

  Atlantes has developed a proprietary computer database which accumulates and provides access to consumer product purchasing information. Atlantes provides consumer database management services, primarily to durable goods manufacturers, in exchange for consumer product purchasing information and the right to sell selected parts of the consumer database, in the form of customer lists, to the direct marketing industry. Atlantes also provides consumer database and information design to its clients.

  In December 1994, Atlantes entered into an exclusive arrangement with Experian giving Experian the exclusive right to market Atlantes' database through December 31, 1999. Direct marketing sales to Experian accounted for approximately 75%, 78%, 86% and 91% of Atlantes' revenues for the years ended December 31, 1994, 1995 and 1996 and the three months ended March 31, 1997, respectively

RESULTS OF OPERATIONS

 Three months ended March 31, 1996 and 1997

  Direct Marketing Sales. Direct marketing sales for the three months ended March 31, 1997 were $672,548 compared with $356,353 for the same period in 1996. Data sales to Experian increased 44% to $380,769 for the three months ended March 31, 1997 compared to $265,218 for the three months ended March 31, 1996, due to database growth, expansion of types of data sold and an increase in the contracted base price per record. Direct marketing list sales increased 311% to $230,191 for the three months ended March 31, 1997 compared to $56,047 for the three months ended March 31, 1996, primarily due to two additional distribution channels being added during 1996. Client service sales increased 88% to $60,431 for the three months ended March 31, 1997 from $32,083 for the three months ended March 31, 1996 primarily due to growth in marketing research services provided to Atlantes' database clients.

  Database and Production Costs. Database and production costs were $221,490 for the three months ended March 31, 1997, compared to $167,285 for the same period for 1996. The increase was due primarily to a 67% increase in database records processed to 2.80 million for the three months ended March 31, 1997 from 1.68 million for the same period in 1996.

  General and Administrative Expenses. General and administrative expenses were $392,652 for the three months ended March 31, 1997, compared to $285,838 for the same period in 1996. The increase was primarily due to increased expenses in the areas of salaries and salary related costs of personnel engaged in administrative functions, and client services and costs such as rent, insurance, telephone, legal, postage, depreciation, financing and merger and acquisition costs.

  Interest Expense. Interest expense increased to $3,917 for the three months ended March 31, 1997 from $0 for the same period in 1996 primarily due to a borrowing on a revolving line of credit that Atlantes entered into in March 1997.

 Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  Direct Marketing Sales. Direct marketing sales for the year ended December 31, 1996, were $1,834,765 compared with $1,167,185 for the same period in 1995. A major component of the increase was an increase in data sales to Experian which increased 57% to $1,219,453 in 1996 compared to $775,728 in 1995 due to database growth, expansion of types of data sold and an increase in the contracted base price per record. Direct marketing list sales increased 82% to $370,813 in 1996 compared to $203,543 in 1995 primarily due to two additional distribution channels being added during 1996. Client service sales increased 45% to $233,865 from $161,248 primarily due to growth in marketing research services provided to Atlantes' database clients.

  Database and Production Costs. Database and production costs were $748,747 for the year ended December 31, 1996 compared to $565,942 for the same period for 1995. The increase was due primarily to a 34% increase in database records processed to 8.23 million for the year ended December 31, 1996 from 6.14 million for the same period in 1995.

  General and Administrative Expenses. General and administrative expenses were $1,380,130 for the year ended December, 31, 1996, compared to $1,116,297 for the same period in 1995. The increase was primarily due to increased expenses in the areas of salaries and salary related costs of personnel engaged in administrative functions, and client services and costs such as rent, insurance, telephone, legal, postage, depreciation, and travel and entertainment.

  Interest Expense. Interest expense decreased to $0 for the year ended December 31, 1996 from $4,270 for the same period in 1995 as the interest bearing short-term notes outstanding at December 31, 1994 were converted to equity in the first quarter 1995 and Atlantes had no additional borrowings in 1995 and 1996.

 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  Direct Marketing Sales. Direct marketing sales for the year ended December 31, 1995 were $1,167,185 compared with $1,000,461 for the same period in 1994. Data sales to Experian increased 6% to $775,728 in 1995 compared to $734,306 in 1994 due to database growth. Direct marketing list sales increased 66% to $203,543 in 1995 compared to $122,668 in 1994 primarily as a result of increased marketing efforts of Atlantes' database. Client service sales increased 25% to $161,248 from $128,845 as Atlantes began providing marketing research services to its database clients.

  Database and Production Costs. Database and production costs were $565,942 for the year ended December 31, 1995 compared to $455,285 for the same period for 1994. The increase was due primarily to a 44% increase in database records processed to 6.14 million for the year ended December 31, 1995 compared to
4.26 million for the same period in 1994. The additional volume allowed Atlantes to negotiate lower data entry pricing.

  General and Administrative Expenses. General and administrative expenses were $1,116,297 for the year ended December, 31, 1995, compared to $952,283 for the same period in 1994. The increase was primarily due to increased expenses in the areas of salaries and salary related costs of personnel engaged in administrative functions, and client services and costs such as rent, insurance, travel and entertainment and telephone costs.

  Interest Expense. Interest expense decreased to $4,270 for the year ended December 31, 1995 from $166,270 for the same period in 1994 as the interest bearing short-term notes outstanding at December 31, 1994 were converted to equity in the first quarter 1995. In addition, in 1994, Atlantes incurred interest expense related to the issuance of warrants in connection with the extension of the maturities of the notes to shareholders.

LIQUIDITY AND CAPITAL RESOURCES

  Since its inception in 1991, Atlantes has financed its activities through the issuance of debt instruments, equity in private placement transactions and revenue from direct marketing sales. From its inception in September 1991 to March 31, 1997, Atlantes had received cash of approximately $1,716,000 from debt and equity transactions, while sales in the same period were approximately $4,800,000. At March 31, 1997, Atlantes had approximately $204,000 in cash.

  Cash used in operations was $970,965 for the year ended December 31, 1994 compared to cash provided by operations of $259,882 for the year ended December 31, 1995. The increase was primarily due to a decrease in accounts receivable related to a payment of approximately $734,000 for initial services provided to Experian in 1994. Cash used in Atlantes' operations was $161,587 for the year ended December 31, 1996 compared to cash provided by operations of $259,882, for the year ended December 31, 1995. The increase in cash used in Atlantes' operations in 1996 compared to 1995 was primarily due to the increase in accounts receivable, as well as expansion of operations resulting from increased sales. Cash provided by operations was $26,346 for the three months ended March 31,1997 compared to cash used in operations of $82,519 for the three months ended March 31, 1996. The decrease in cash used in Atlantes' operations for the first quarter of 1997 compared to the first quarter of 1996 was primarily due to net income of $54,489 reported by Atlantes in the first quarter 1997 compared to a net loss of $96,770 in the first quarter 1996. Capital expenditures were primarily comprised of purchases of furniture and fixtures and computer equipment. Capital expenditures were $39,161, $55,318 and $30,142 for the years ended December 31, 1994, 1995 and 1996, respectively, and $13,663 and $12,509 for the three months ended March 31, 1996 and 1997, respectively.

  Since its inception in September 1991, Atlantes has recorded accumulated losses of $1,917,742 and has working capital of $344,369 as of March 31, 1997. While the timing and amount of capital requirements cannot be predicted with certainty, Atlantes believes that cash on hand, available borrowings of approximately $246,000 as of March 31, 1997 under its revolving line of credit and funds generated from operations will be sufficient to meet its working capital and capital expenditure requirements for at least the next 12 to 18 months. Thereafter, if Atlantes' operating plans change, Atlantes may be required to raise additional sources of financing to support its operating and financing needs. There can be no assurance that Atlantes will not be required to raise additional funding sooner or that such additional funding, if needed, will be available on terms attractive to Atlantes, or at all.

                                    EXPERTS

  The consolidated and combined financial statements and schedules of Metromail as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, appearing in this Proxy Statement/Prospectus and in the Registration Statement have been audited by Arthur Andersen LLP, independent auditors, as set forth in their reports thereon appearing elsewhere in this Proxy Statement/Prospectus and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

  The financial statements of Atlantes at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this Proxy Statement/Prospectus and in the Registration Statement have been audited by Arthur Andersen LLP, independent auditors, as set forth in their reports thereon appearing elsewhere in this Proxy Statement/Prospectus and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in auditing and accounting.

                                LEGAL OPINIONS

  The validity of the Metromail Common Stock issued pursuant to the Merger Agreement will be passed upon for Metromail by Sidley & Austin, Chicago, Illinois.

                             METROMAIL CORPORATION

                 CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

                                     INDEX

                                                                           PAGE
                                                                           ----
Report of Independent Public Accountants.................................  F-2
Consolidated and Combined Balance Sheets as of December 31, 1995 and 1996
 and unaudited as of March 31, 1997......................................  F-3
Consolidated and Combined Statements of Operations for the Years Ended
 December 31, 1994, 1995 and 1996 and unaudited for the Three Months
 Ended March 31, 1996 and 1997...........................................  F-4
Consolidated and Combined Statements of Changes in Shareholder's Equity
 for the Years Ended December 31, 1994, 1995 and 1996 and unaudited for the Three Months Ended March 31, 1997...................................  F-5
Consolidated and Combined Statements of Cash Flows for the Years Ended
 December 31, 1994, 1995 and 1996 and unaudited for the Three Months
 Ended March 31, 1996 and 1997...........................................  F-6
Notes to Consolidated and Combined Financial Statements..................  F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Metromail
 Corporation and Affiliates:

  We have audited the accompanying consolidated and combined balance sheets of Metromail Corporation and Affiliates as of December 31, 1996 and 1995, and the related consolidated and combined statements of operations, changes in shareholders' equity and cash flows for each of the three years ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Metromail Corporation and Affiliates as of December 31, 1996 and 1995 and the results of its operations and cash flows for each of the three years ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Chicago, Illinois
January 21, 1997

                      METROMAIL CORPORATION AND AFFILIATES

                    CONSOLIDATED AND COMBINED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                       DECEMBER 31,
                                                     ------------------   MARCH 31,
                      ASSETS                           1995      1996       1997
---------------------------------------------------  --------  --------  -----------
                                                                         (UNAUDITED)
Cash and equivalents...............................  $     --  $ 18,530   $ 19,811
Receivables, less sales allowances and allowances
 for doubtful accounts of $3,965 in 1995, $4,461 in
 1996 and $4,546 in 1997...........................    68,438    99,219     89,019
Inventories........................................     5,658     6,722      7,172
Prepaid expenses...................................     7,449     8,552     12,485
Current deferred income taxes......................       625       793        793
                                                     --------  --------   --------
      Total current assets.........................    82,170   133,816    129,280
Net property, plant and equipment, at cost, less
 accumulated depreciation of $43,392 in 1995,
 $50,701 in 1996 and $52,922 in 1997...............    37,545    45,313     45,115
Goodwill and other intangibles, net of accumulated
 amortization of $66,614 in 1995, $86,372 in 1996
 and $86,084 in 1997...............................   252,526   255,799    258,163
Deferred income taxes..............................       149        --         --
Other assets.......................................     6,331     8,478      8,756
                                                     --------  --------   --------
      Total assets.................................  $378,721  $443,406   $441,314
                                                     ========  ========   ========
       LIABILITIES AND SHAREHOLDERS' EQUITY
---------------------------------------------------
Accounts payable...................................  $  5,742  $  6,608   $  5,130
Accrued compensation...............................     6,073     8,540      6,500
Short-term debt....................................     1,884        --         --
Short-term debt and advances-due to related party..   248,492        --         --
Deferred revenue...................................     6,721     9,050      9,165
Other accrued liabilities..........................    19,206    28,560     29,852
                                                     --------  --------   --------
    Total current liabilities......................   288,118    52,758     50,647
Long-term debt.....................................        --    21,468     21,014
Deferred income taxes..............................        --     1,591      1,601
Other noncurrent liabilities.......................     5,211     7,041      6,286
                                                     --------  --------   --------
    Total noncurrent liabilities...................     5,211    30,100     28,901
Shareholders' equity:
  Common stock, $.01 par value, authorized
   75,000,000 shares; issued 8,600,000 shares in
   1995, and 22,437,000 shares in 1996 and 1997,
   respectively. Preferred stock, $.01 par value,
   authorized 20,000,000 shares; no shares issued
   in 1995, 1996 and 1997..........................        86       224        224
  Treasury stock, at cost, 125,100 shares in 1996
   and 179,900
   shares in 1997..................................        --    (2,146)    (3,133)
  Additional paid-in capital.......................   111,779   374,832    375,590
  Retained deficit (includes cumulative adjustment
   for currency
   translation of ($237) in 1995, $3 in 1996 and
   $184 in 1997)...................................   (26,473)  (12,362)   (10,915)
                                                     --------  --------   --------
    Total shareholders' equity.....................    85,392   360,548    361,766
                                                     --------  --------   --------
    Total liabilities and shareholders' equity.....  $378,721  $443,406   $441,314
                                                     ========  ========   ========

   See accompanying Notes to Consolidated and Combined Financial Statements.

                      METROMAIL CORPORATION AND AFFILIATES

               CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                THREE MONTHS
                                                                    ENDED
                                   YEAR ENDED DECEMBER 31,        MARCH 31,
                                  ---------------------------  ----------------
                                    1994     1995      1996     1996     1997
                                  -------- --------  --------  -------  -------
                                                                 (UNAUDITED)
Direct marketing sales..........  $100,060 $122,303  $150,756  $26,984  $35,149
Database marketing sales........    56,746   67,410    76,267   14,910   16,539
Reference sales.................    38,665   47,474    54,422   12,475   14,112
                                  -------- --------  --------  -------  -------
  Total net sales...............   195,471  237,187   281,445   54,369   65,800
Database and production costs...   108,806  134,361   155,708   33,606   41,178
Amortization of goodwill........     6,608    7,446     7,572    1,889    1,908
Selling expenses................    37,107   45,913    53,240   11,821   12,817
General and administrative ex-
 penses.........................    14,408   16,645    25,524    4,909    6,022
Provisions for doubtful ac-
 counts.........................     1,848    2,180     2,143      419      488
                                  -------- --------  --------  -------  -------
  Earnings from operations......    26,694   30,642    37,258    1,725    3,387
Interest expense--related party.    18,999   21,329    10,178    5,345       --
Interest expense................        --       80       776       60      291
Other expense (income)--net.....        24      (87)     (207)      (5)    (117)
                                  -------- --------  --------  -------  -------
  Earnings (loss) before income
   taxes........................     7,671    9,320    26,511   (3,675)   3,213
Income tax expense (benefit)....     5,684    6,585    12,649     (788)   1,950
                                  -------- --------  --------  -------  -------
    Net income (loss)...........  $  1,987 $  2,735  $ 13,862  $(2,887) $ 1,263
                                  ======== ========  ========  =======  =======
    Net income (loss) per share
     (Note 2)...................  $   0.09 $   0.12  $   0.62  $ (0.13) $  0.06
                                  ======== ========  ========  =======  =======
    Weighted average number of
     shares of common stock and
     common stock equivalents
     outstanding................    22,427   22,427    22,427   22,434   22,284
                                  ======== ========  ========  =======  =======


   See accompanying Notes to Consolidated and Combined Financial Statements.

                      METROMAIL CORPORATION AND AFFILIATES

                    CONSOLIDATED AND COMBINED STATEMENTS OF
                        CHANGES IN SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                              ADDITIONAL               TOTAL
                             COMMON TREASURY   PAID-IN   RETAINED  SHAREHOLDERS'
                             STOCK   STOCK     CAPITAL   DEFICIT      EQUITY
                             ------ --------  ---------- --------  -------------
Balance at December 31,
 1993.......................  $ 86  $    --    $107,844  $(30,958)   $ 76,972
  Current year earnings.....    --       --          --     1,987       1,987
                              ----  -------    --------  --------    --------
Balance at December 31,
 1994.......................    86       --     107,844   (28,971)     78,959
  Current year earnings.....    --       --          --     2,735       2,735
  Currency translation......    --       --          --      (237)       (237)
  ICD stock acquired........    --       --       3,935        --       3,935
                              ----  -------    --------  --------    --------
Balance at December 31,
 1995.......................    86       --     111,779   (26,473)     85,392
  Current year earnings.....    --       --          --    13,862      13,862
  Currency translation......    --       --          --       249         249
  Common stock issued in
   IPO......................   138       --     263,053        --     263,191
  Treasury stock acquired...    --   (2,146)         --        --      (2,146)
                              ----  -------    --------  --------    --------
Balance at December 31,
 1996.......................   224   (2,146)    374,832   (12,362)    360,548
  Current year earnings
   (unaudited)..............    --       --          --     1,263       1,263
  Currency translation
   (unaudited)..............    --       --          --       184         184
  Restricted Stock
   (unaudited)..............    --       --         758        --         758
  Treasury stock acquired
   (unaudited)..............    --     (987)         --        --        (987)
                              ----  -------    --------  --------    --------
Balance at March 31, 1997...  $224  ($3,133)   $375,590  $(10,915)   $361,766
                              ====  =======    ========  ========    ========


   See accompanying Notes to Consolidated and Combined Financial Statements.

                      METROMAIL CORPORATION AND AFFILIATES

               CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                THREE MONTHS
                                  YEAR ENDED DECEMBER 31,      ENDED MARCH 31,
                                 ----------------------------  ----------------
                                   1994      1995      1996     1996     1997
                                 --------  --------  --------  -------  -------
Cash flows provided by (used
 in) operating activities:                                       (UNAUDITED)
  Net income (loss) from
   operations..................  $  1,987  $  2,735  $ 13,862  ($2,887) $ 1,263
  Depreciation and amortization
   of intangibles..............     8,174    13,405    20,810    3,548    5,595
  Amortization of goodwill.....     6,607     7,446     7,572    1,889    1,908
  Other--net...................       121        --        --       --       --
  Net change in assets and
   liabilities.................    (8,685)  (13,651)  (18,511)   2,298    3,441
                                 --------  --------  --------  -------  -------
    Net cash provided by
     operating activities......     8,204     9,935    23,733    4,848   12,207
Cash flows used for investing
 activities:
Capital expenditures...........    (9,940)  (28,459)  (37,589)  (7,860)  (7,719)
  Other investments including
   acquisitions, net of cash...   (19,987)  (15,330)       --       --   (1,950)
                                 --------  --------  --------  -------  -------
    Net cash used for investing
     activities................   (29,927)  (43,789)  (37,589)  (7,860)  (9,669)
Cash flows provided by (used
 for) financing activities:
  Borrowings and advances from
   related parties.............   253,396   325,381   131,592   75,389       --
  Repayments of borrowings and
   advances from related party.  (231,673) (296,526) (380,084) (74,431)      --
  Change in borrowings.........        --     1,300    19,584    1,956     (454)
  Change in capital stock......        --        --       138       --       --
  Proceeds from initial public
   offering....................        --        --   263,053       --       --
  Purchase of treasury stock...        --        --    (2,146)      --     (987)
  Capital contribution from R.
   R. Donnelley................        --     3,935        --       --       --
                                 --------  --------  --------  -------  -------
    Net cash provided by (used
     for) financing activities.    21,723    34,090    32,137    2,914   (1,441)
                                 --------  --------  --------  -------  -------
Effect of exchange rate changes
 on cash and cash equivalents..        --      (236)      249       98      184
                                 --------  --------  --------  -------  -------
Net increase (decrease) in cash
 and equivalents...............        --        --    18,530       --    1,281
Cash and equivalents at begin-
 ning of period................        --        --        --       --   18,530
                                 --------  --------  --------  -------  -------
Cash and equivalents at end of
 period........................  $     --  $     --  $ 18,530  $    --  $19,811
                                 ========  ========  ========  =======  =======

The changes in assets and liabilities, net of balances assumed through acquisitions, were as follows:
Decrease (increase) in assets:
  Receivables--net.............  $(12,418) $ (8,470) $(30,781)   9,040   10,200
  Inventories--net.............      (829)   (1,244)   (1,064)  (1,409)    (450)
  Prepaid expenses.............       432    (4,545)   (1,103)  (1,089)  (3,933)
  Current deferred income
   taxes.......................      (486)      560      (168)      --       --
  Deferred income taxes........        --      (149)      149       --       --
  Other assets.................    (1,602)   (3,106)   (2,147)  (1,076)     480
Increase (decrease) in liabili-
 ties:
  Accounts payable.............       246    (1,954)      866     (860)  (1,478)
  Accrued compensation.........     2,299       151     2,467   (1,272)  (2,040)
  Deferred revenue.............     2,924     1,157     2,329   (1,285)     115
  Other accrued liabilities....    (2,034)    4,873     8,859     (400)   1,292
  Deferred income taxes........        28    (1,121)      252       --       10
  Other noncurrent liabilities.     2,755       197     1,830      649     (755)
                                 --------  --------  --------  -------  -------
    Net change in assets and
     liabilities...............  $ (8,685) $(13,651) $(18,511) $ 2,298  $ 3,441
                                 ========  ========  ========  =======  =======

   See accompanying Notes to Consolidated and Combined Financial Statements.

                     METROMAIL CORPORATION AND AFFILIATES

            NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

  Metromail Corporation ("Metromail" or the "Company") is a leading provider of marketing-oriented consumer information and reference services which it supplies to a wide variety of organizations engaged in direct mail, telephone and target marketing, as well as to clients who need specific reference and information services. The Company operates entirely within the information services industry segment. Within this segment, the Company offers two general categories of products and services: direct marketing services and reference services.

  Metromail was a wholly owned subsidiary of R. R. Donnelley & Sons Company ("R. R. Donnelley") until June 19, 1996 when the Company completed an initial public offering of 13.8 million shares of its common stock (the "IPO"), reducing R. R. Donnelley's ownership in the Company to 38.4%. Metromail had been acquired by R. R. Donnelley in 1987 in a business combination accounted for as a purchase. On the date of acquisition, the financial position of Metromail was adjusted to the fair value of the assets acquired and liabilities assumed by R. R. Donnelley. All adjustments to Metromail's financial position by R. R. Donnelley at the date of acquisition have been pushed down to Metromail's financial statements.

  The accompanying consolidated and combined financial statements include the accounts of Metromail and subsidiaries, as well as International Communication & Data Plc ("CD") and Data by Design ("DBD"), which were affiliates of Metromail in 1995. ICD was an affiliate of Metromail and an indirect wholly owned subsidiary of R. R. Donnelley located in the United Kingdom. DBD was a division of a wholly owned subsidiary of R. R. Donnelley located in the United Kingdom, which was acquired by R. R. Donnelley in August 1994. ICD was contributed to Metromail by R. R. Donnelley in February 1996. Subsequent to this contribution, ICD purchased all of the assets of DBD. The accompanying financial statements have been restated to reflect the combination of entities under common control by R. R. Donnelley at December 31, 1995. ICD and DBD are included in the results of operations of the accompanying consolidated and combined financial statements from the date of original acquisition by R. R. Donnelley in May 1995 and August 1994, respectively. Metromail, its wholly owned subsidiaries, ICD and DBD are collectively referred to hereinafter as the "Company".

2. SIGNIFICANT ACCOUNTING POLICIES

 Basis of Consolidation and Combination

  The consolidated and combined financial statements include all accounts of the Company. All material intercompany balances and transactions are eliminated in consolidation and combination.

 Revenue Recognition and Deferred Revenues

  The Company recognizes revenues for direct marketing services at the time the services are provided. Revenues for reference services are recognized at the time the service is provided or the product is delivered. The Company's proprietary database software is generally licensed for an initial term of three years. The license provides for an initial license fee, subsequent annual license and maintenance fees and customer support service fees. Initial license fee revenues are recognized when delivery of the software has occurred, collectibility is probable and the Company retains no significant obligations under the licensing agreements. Revenues from customer support services are recognized in the period in which the support services are performed by the Company. Annual license and maintenance fees are recognized over the balance of the contract in accordance with specific contract terms.

                     METROMAIL CORPORATION AND AFFILIATES

  The Company provides sales allowances for sales credits issued to clients in the normal course of business. The allowances are recorded as reductions of sales and are included in net sales in the accompanying statement of operations. The reductions included in net sales were $3.6 million, $5.1 million and $5.0 million for the years ended 1994, 1995 and 1996, respectively.

 Per Share Information

  Net income per share for the years ended December 31, 1996, 1995 and 1994 has been computed using the weighted average number of common stock and common stock equivalents outstanding for the year ended December 31, 1996 which reflects the shares issued by the Company upon completion of the IPO as if they were outstanding for all years presented.

 Inventories

  Inventories include materials, labor and production overhead and are carried at weighted average cost.

 Foreign Currency Translation

  The financial statements of ICD are translated into U.S. dollars using exchange rates in effect at the end of the period for assets and liabilities and average exchange rates for results of operations during the period of inclusion in the Company's financial statements. Gains and losses arising from translation are included in shareholders' equity and are not included in results of operations.

 Property, Plant and Equipment--Capitalization and Depreciation

  Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method based on useful lives of up to 30 years for buildings and 3 to 10 years for machinery, equipment and computer hardware. Maintenance and repair costs are charged to expense as incurred. When properties are retired or disposed, the costs and related depreciation reserves are eliminated and the resulting profit or loss is recognized in income.

 Intangible Assets--Capitalization and Amortization

  Intangible assets primarily consist of the cost of databases and data, internal software, software development and goodwill.

  Goodwill primarily consists of the excess of purchase price over the fair market value of net assets acquired by R. R. Donnelley as a result of its acquisition of Metromail in 1987. Goodwill also includes the excess of purchase price over the fair market value of net assets for businesses the Company has acquired and accounted for as a purchase. These costs are amortized over their estimated useful lives of primarily 40 years.

  Costs incurred for routine maintenance and updating of databases are expensed as incurred. However, the Company does capitalize the costs incurred to acquire databases, significantly enhance existing databases, acquire lists and acquire data through Company-generated surveys. Such databases and data enhancements are stated at cost and are amortized over their estimated useful life of three years.

  Internal software represents costs incurred to purchase externally developed software, external consulting costs and direct internal costs incurred in the development of various production and administrative applications. Intangible assets as of December 31, 1996 included $9.7 million related to a major redesign of the file structure

                     METROMAIL CORPORATION AND AFFILIATES
of the Company's database. This new database structure supports the delivery of the Company's information service offerings. The costs related to this redesign will be amortized over its expected period of benefit of five years. All other internal software is amortized over three years.

  Software development costs represent costs incurred to develop database software which is licensed to clients. The Company capitalizes software development costs when the technological feasibility of the product has been assured, through the time at which the product is available for licensing to its clients, in accordance with Statement of Financial Accounting Standards No. 86. These costs are amortized over their estimated useful life of three years. All development costs incurred prior to achieving technological feasibility are expensed as incurred.

 Impairment of Long-lived Assets

  The Company periodically assesses whether events or circumstances have occurred that may indicate the carrying value of its long-lived assets may not be recoverable. When such events or circumstances indicate the carrying value of an asset may be impaired, the Company uses an estimate of the future undiscounted cash flows to be derived from the asset over the remaining useful life of the asset to assess whether or not the asset is recoverable. If the future undiscounted cash flows to be derived over the life of the asset do not exceed the asset's net book value, the Company recognizes an impairment loss for the amount by which the net book value of the asset exceeds its estimated fair market value. The Company has not recognized any material impairment losses for the years ended December 31, 1994, 1995 and 1996. Management does not believe any material impairment of long-lived assets exists as of December 31, 1996.

 Income Taxes

  Metromail and its wholly owned subsidiaries have been included in the consolidated federal income tax return of R. R. Donnelley through June 19, 1996 (the date of completion of the IPO). DBD and ICD have historically been included in the consolidated tax return of R. R. Donnelley's wholly owned United Kingdom subsidiaries. The consolidated and combined tax provision is presented as if the Company filed separate tax returns. Deferred taxes are provided when tax laws and financial accounting standards differ with respect to the amount of income calculated in a given year and the bases of assets and liabilities, in accordance with Statement of Financial Accounting Standards No. 109. Prior to completion of the IPO, income taxes were paid by R. R. Donnelley on behalf of Metromail.

 Use of Estimates and Assumptions

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. TRANSACTIONS WITH R. R. DONNELLEY & SONS COMPANY

  Related party transactions with R. R. Donnelley not disclosed elsewhere in the financial statements are as follows:

 Employee Benefit Programs

Prior to completion of the IPO, the Company participated in various employee benefit programs which were sponsored by R. R. Donnelley. These programs included medical, dental and life insurance and workers'

                     METROMAIL CORPORATION AND AFFILIATES
compensation. The Company reimbursed R. R. Donnelley for its proportionate cost of these programs based on historical experience and relative headcount. The costs reimbursed to R. R. Donnelley included costs for reported claims as well as incurred but not reported claims. The Company recorded expense related to the reimbursement of these costs of approximately $7.3 million, $8.8 million and $5.5 million in the years ended December 31, 1994 and 1995 and the period from January 1, 1996 through the completion of the IPO, respectively. These costs are charged to database and production costs, selling expense and general and administrative expense based on the number of employees in each of these categories. The Company believes its allocation of the proportionate cost is reasonable and, in all material respects, approximates what would have been incurred had the Company operated on a stand-alone basis prior to completion of the IPO. Except as discussed below, R. R. Donnelley is liable for all payments under these programs and, thus, no liability for these benefits has been reflected on the accompanying balance sheet in respect of periods ended prior to completion of the IPO.

  At the completion of the IPO, the Company and R. R. Donnelley entered into a Benefit Administration Services Agreement. This agreement, among other things, permitted the Company to continue to participate in the welfare plans of R. R. Donnelley until the Company established its own welfare plans, which it did on July 1, 1996. The Benefit Administration Services Agreement also required the Company to reimburse R. R. Donnelley for (1) the actual cost of benefits provided under R. R. Donnelley's employee benefit plans for Company employees during the period in which the Company continued to participate in such plans following completion of the IPO and (2) the Company's pro rata share of administration and plan asset management expenses incurred in the operation of these plans during such period. The costs incurred by the Company under this agreement in respect of the Company's participation in R. R. Donnelley's employee benefit plans for the period from completion of the IPO through December 31, 1996 were $1.3 million.

 Post-Retirement Medical and Life Insurance Benefits

  Prior to completion of the IPO, the Company also participated in a post-retirement benefit program sponsored by R. R. Donnelley, which provides certain post-retirement medical and life insurance benefits. Prior to completion of the IPO, the Company reimbursed R. R. Donnelley for its proportionate cost of these programs based on an actuarial estimation of the proportionate costs attributable to all of the Company's employees. The Company recorded expense related to the reimbursement of these costs of approximately $2.1 million, $1.8 million and $1.2 million in the years ended December 31, 1994, 1995 and 1996, respectively. Under the Benefit Administration Services Agreement, the Company assumed the liability to provide retiree medical and life insurance benefits with respect to active employees who had not yet satisfied the age and service eligibility requirements to receive such benefits as of the completion of the IPO and R.
R. Donnelley retained the liability to provide retiree benefits to all active and terminated employees who had met the age and service requirements for eligibility as of the completion of the IPO. The liability related to the portion of post-retirement benefits which will be paid by the Company has been reflected in other noncurrent liabilities in the accompanying financial statements in the amounts of $4.8 million and $6.0 million as of December 31, 1995 and 1996, respectively. The liability related to the portion of post-retirement liability retained by R. R. Donnelley, net of associated deferred taxes receivable from R. R. Donnelley, has been reflected in other noncurrent liabilities in the accompanying financial statements.

 Corporate Services

  Prior to completion of the IPO, R. R. Donnelley provided certain support services to the Company, including legal, tax, treasury, benefits administration, real estate, audit and corporate development services. These charges were allocated by R. R. Donnelley to the Company based on various formulas which reasonably approximate the actual costs incurred. The expenses recorded by the Company for these allocations were approximately $1.4 million, $1.8 million and $1.3 million for the years ended December 31, 1994 and 1995 and

                     METROMAIL CORPORATION AND AFFILIATES
the period from January 1, 1996 through the completion of the IPO, respectively, and are included in general and administrative expenses in the accompanying income statements. The amounts allocated by R. R. Donnelley are not necessarily indicative of the actual costs which may have been incurred had the Company operated as an entity unaffiliated with R. R. Donnelley during the periods prior to completion of the IPO. However, the Company believes that such allocation was reasonable and in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 55.

  At the completion of the IPO, the Company and R. R. Donnelley entered into a Transition Services Agreement, pursuant to which R. R. Donnelley or its affiliates agreed to perform certain legal, environmental, real estate, risk management and tax services for the Company, and the Company agreed to furnish
R. R. Donnelley certain financial information. The costs incurred by the Company under this agreement for the period from completion of the IPO through December 31, 1996 were $0.2 million.

 Metromail Computer Processing Services

  Prior to completion of the IPO, the Company provided computer processing services to R. R. Donnelley for most of the corporate software applications used by R. R. Donnelley. The Company charged R. R. Donnelley the estimated cost of providing these services. These costs include hardware, software and labor costs associated with running the various application programs used by
R. R. Donnelley. The costs reimbursed by R. R. Donnelley were approximately $3.1 million, $3.5 million and $1.8 million for the years ended December 31, 1994 and 1995 and the period from January 1, 1996 through the completion of the IPO, respectively. These amounts have been recorded as reductions of database and production costs in the accompanying income statement. The Company believes these reimbursed costs reasonably approximate the actual costs incurred by the Company.

  At the completion of the IPO, the Company entered into a Data Center Services Agreement with R. R. Donnelley. Under the Data Center Services Agreement, the Company provides to R. R. Donnelley general computer and data processing services, including mainframe processing and technical software systems support and data processing for R. R. Donnelley's internal business purposes. The Data Center Services Agreement will be in effect for the period commencing on the closing of the IPO and ending on December 31, 1998. After December 31, 1998, the Data Center Services Agreement will automatically renew unless terminated by either party upon six months notice. R. R. Donnelley pays the Company an annualized fee of $4.3 million for the Company's services under the agreement during the period ending on December 31, 1996 and, thereafter, the yearly fee will be adjusted according to changes in R. R. Donnelley's service needs and increased by an amount equal to the average published consumer price index increase for the preceding 12 months, measured at September 30 of each year, provided that such increases shall not exceed six percent per year. The fees paid by R. R. Donnelley under the agreement for the period from completion of the IPO through December 31, 1996 were $2.3 million.

 Sales through R. R. Donnelley

  The Company sold products and services to clients who were also clients of
R. R. Donnelley. For some of these sales, the Company's clients were billed by
R. R. Donnelley. R. R. Donnelley then allocated to the Company that portion of the revenue attributable to the Company's performed services, as agreed upon by the Company and its client. Sales approximated $20.9 million, $22.7 million and $21.8 million for the years ended December 31, 1994, 1995 and 1996, respectively. The receivables from the Company's clients related to sales prior to the completion of the IPO are excluded from the Company's balance sheets as R. R. Donnelley retained risk of loss with collection. The receivables from R. R. Donnelley related to these sales were included in short-term debt and advances due to related party discussed in Note 11.

                     METROMAIL CORPORATION AND AFFILIATES

  At the completion of the Offering, the Company and R. R. Donnelley entered into a Sales Agreement. Pursuant to the Sales Agreement, if R. R. Donnelley successfully sells the services of the Company to a customer, R. R. Donnelley will, following performance of the services, invoice and seek to collect the amounts owed from such customer for the services provided by the Company. Upon collection of such amounts from the customer, R. R. Donnelley will pay over the collected amount less two percent. Under this agreement, revenue attributable to the Company's performed services are recognized at the completion of the Company's services. The Company retains the risk of loss related to these sales and $4.9 million of sales are included in receivables at December 31, 1996.

 Stock Purchase Plan

  Prior to completion of the IPO, the Company participated in a stock purchase plan for selected managers and key staff employees which was sponsored by R.
R. Donnelley. Under the plan, the Company contributed an amount equal to 70% of participants' contributions, of which 50% was applied to the purchase of R.
R. Donnelley Common Stock and 20% was paid in cash. Amounts charged to expense by the Company for this plan were $0.6 million and $0.3 million for the years ended December 31, 1994 and 1995, respectively. The Company did not participate in this plan in 1996. Accordingly, no amounts were charged to expense by the Company for this plan for the year ended December 31, 1996. Pursuant to the Benefit Administration Services Agreement between R. R. Donnelley and the Company, the Company ceased being a participant in the R. R. Donnelley stock purchase plan at completion of the IPO.

 Tax Allocation and Indemnification Agreement

  Prior to completion of the IPO, the Company was included in the consolidated federal income tax return of R. R. Donnelley and filed on a combined basis with R. R. Donnelley in certain states. Thus, rather than paying income taxes directly in these jurisdictions, the Company made tax sharing payments to R.
R. Donnelley pursuant to R. R. Donnelley's tax allocation policy. In general,
R. R. Donnelley's tax allocation policy provided that the consolidated or combined tax liability was allocated among the entities in the consolidated or combined group based principally upon taxable income, credits, preferences and other amounts directly related to each entity. As a result of completion of the IPO, the Company is no longer permitted to be included in such consolidated and combined tax returns. Instead, it files its own federal, state and local income tax returns and pay its own taxes on a separate company basis. Pursuant to a Tax Allocation and Indemnification Agreement entered into by the Company and R. R. Donnelley at the completion of the IPO, the Company remained obligated to pay to R. R. Donnelley any income taxes shown on R. R. Donnelley's consolidated and combined tax returns, generally to the extent attributable to the Company, for calendar year 1995 and for the tax period (the "Interim Period") beginning on January 1, 1996 and ending on the date of the consummation of the IPO (to the extent that it has not previously paid such amounts to R. R. Donnelley). In addition, if the income tax liability shown on any such consolidated or combined tax return for the Interim Period and attributable to the Company is adjusted as a result of an action of a taxing authority or a court, then the Company will pay to R. R. Donnelley the full amount of any increase in such tax liability (together with any applicable interest and penalties). Under federal regulations, the Company will be subject to several liability for the consolidated federal income taxes for any tax year (including the Interim Period) in which it was a member of the R. R. Donnelley federal consolidated group (whether or not such taxes are attributable to the Company). R. R. Donnelley has agreed to indemnify the Company against such liability and any similar liability under state and local law. R. R. Donnelley has also agreed to indemnify the Company against any increase in the Company's income taxes (whether or not related to taxes paid on a consolidated or combined basis) for periods prior to January 1, 1996 that results from an action of a taxing authority or a court (except to the extent such increase provides tax benefits to the Company for periods beginning on or after January 1, 1996, in which case the sum of such tax benefits will be retained by R. R. Donnelley or paid by the Company to R. R. Donnelley).

                     METROMAIL CORPORATION AND AFFILIATES

 Impact of Operating as a Stand Alone Entity

  The accompanying financial statements reflect all of the Company's costs of doing business, including all expenses incurred by R. R. Donnelley on the Company's behalf in accordance with SEC Staff Accounting Bulletin No. 55. However, the Company estimates that prior to completion of the IPO it would have incurred increased expenses for additional senior management and administrative support functions associated with being a stand alone public entity. In addition, the Company estimates that it would have incurred additional sales commission expense of approximately $0.5 million for the year ended December 31, 1995 payable to R. R. Donnelley related to sales to clients of the Company who are also clients of R. R. Donnelley. These expenses would have been offset partially by reduced database and production costs as a result of increased charges for computer services to be provided by the Company to R. R. Donnelley. The estimated pro forma impact of all of the above adjustments would have reduced pretax income by approximately $1.6 million for the year ended December 31, 1995.

4. INVENTORIES

  The components of the Company's inventories were as follows:

                                                                   DECEMBER 31,
                                                                   -------------
                                                                    1996   1995
                                                                   ------ ------
                                                                        (IN
                                                                    THOUSANDS)
      Raw materials..............................................  $2,662 $2,119
      Work in process............................................   4,060  3,539
                                                                   ------ ------
        Total....................................................  $6,722 $5,658
                                                                   ====== ======

  Raw material inventories consist mainly of paper and other materials used in the manufacturing of directories. Work in process inventories consist of costs associated with jobs not completed for list, list enhancement, lettershop and directories in process.

5. PROPERTY AND EQUIPMENT

  Property and equipment consisted of the following:

                                                               DECEMBER 31,
                                                             ------------------
                                                               1996      1995
                                                             --------  --------
                                                              (IN THOUSANDS)
      Land.................................................  $  1,439  $  1,439
      Buildings and improvements...........................    30,328    27,208
      Machinery, equipment and computer hardware...........    64,247    52,290
                                                             --------  --------
        Total property and equipment.......................    96,014    80,937
      Accumulated depreciation.............................   (50,701)  (43,392)
                                                             --------  --------
        Net property and equipment.........................  $ 45,313  $ 37,545
                                                             ========  ========

  Depreciation expense included in the Consolidated and Combined Statements of Operations was $5.2 million, $6.5 million and $8.6 million for the years ended December 31, 1994, 1995 and 1996, respectively.

                     METROMAIL CORPORATION AND AFFILIATES

6. INTANGIBLE ASSETS

  Intangible assets consisted of the following:

                                                               DECEMBER 31,
                                                             ------------------
                                                               1996      1995
                                                             --------  --------
                                                              (IN THOUSANDS)
      Databases and software development costs.............. $ 65,410  $ 44,811
      Goodwill..............................................  276,761   274,329
                                                             --------  --------
          Total intangibles.................................  342,171   319,140
      Accumulated amortization..............................  (86,372)  (66,614)
                                                             --------  --------
          Total intangibles, net............................ $255,799  $252,526
                                                             ========  ========

  Amortization expense included in the Consolidated and Combined Statements of Operations was $9.6 million, $14.4 million and $19.8 million for the years ended December 31, 1994, 1995 and 1996, respectively.

7. OTHER ASSETS

  Other assets include investment tax credits recorded in connection with an investment and employment agreement between the Company and the state of Nebraska. The credits recorded in other assets are approximately $4.0 million and $4.9 million as of December 31, 1995 and 1996, respectively. Under the terms of the agreement, the Company must maintain certain investments in plant and equipment and the number of personnel in the state over a defined period of time.

  The Company records the income derived from this agreement in the period in which the required wage and capital expenditures are made. The investment credits will be realized through reductions of sales, use and other state taxes in future periods. Approximately $3.1 million of these tax credits expire in the year 2003 and $1.8 million expire in the year 2010. The benefits associated with these credits are recorded in earnings from operations in the amount of approximately $1.0 million for each of the years ended December 31, 1994, 1995 and 1996. The credits are classified in database and production costs, selling expense and general and administrative expense based on a proration of the amount of wage and capital expenditures applicable to each of the respective areas.

8. PENSION PLAN AND POST-RETIREMENT BENEFITS

  The Company's pension plan (the "Plan") is a defined benefit pension plan sponsored by the Company for its employees. All contributions to the Plan are made by the Company. Employees are considered eligible when they reach 21 years of age. The Plan provides a normal retirement benefit equal to the sum of the following:

  .  The benefit accrued as of December 31, 1990;

  . 1.5% of covered earnings for each year of benefit services earned after December 31, 1990, up to a maximum of 38 total years of benefit service (including years of benefit service earned prior to 1991);

  . 0.5% of covered earnings in excess of covered compensation for each year of benefit services earned after December 31, 1990, up to a maximum of 38 total years of benefit service (including years of benefit service earned prior to 1991); and

  . 2.0% of covered earnings for each year of benefit service in excess of 38 years.

  Participants are 100 percent vested upon the completion of five years of vesting service; provided, however, that a participant who was employed by the Company prior to 1995 will be vested upon attainment of age 55

                     METROMAIL CORPORATION AND AFFILIATES
regardless of such participant's years of service. Plan participants are eligible for normal benefits at age 65 but may elect early retirement after age 55. The participants may also elect to continue working beyond age 65 and defer retirement.

  Net pension expenses (credits) included in operating results for the Plan for the years ended December 31 were:

                                                         1996    1995    1994
                                                        ------  ------  ------
                                                           (IN THOUSANDS)
      Service cost....................................  $2,178  $1,386  $1,602
      Interest cost on the projected benefit obliga-
       tion...........................................   2,391   2,027   1,893
      Actual (return) loss on plan assets.............  (5,410) (6,506)    625
      Amortization of unrecognized prior service costs
       and of net obligation at adoption of SFAS No.
       87 and deferrals...............................   2,549   4,542  (2,443)
                                                        ------  ------  ------
          Total expense...............................  $1,708  $1,449  $1,677
                                                        ======  ======  ======

  The actuarial computations that derived the above amounts assumed a discount rate on the projected benefit obligations of 7.50% at December 31, 1996, 7.25% at December 31, 1995 and 8.5% at December 31, 1994, an expected long-term rate of return on Plan assets of 9.5% and annual salary increases of 4.0%.

  In June of 1992 certain accrued benefits and assets relating thereto were transferred to the Plan from the Oregon Printing Industry Pension Plan (the "OPI Benefits"). In connection with the IPO, in July of 1996, the OPI Benefits (approximately $1.9 million) were transferred from the Plan to the R. R. Donnelley Norwest Pension Plan. Had these assets been excluded from plan assets, pension expense would not have been materially impacted for the years ended December 31, 1994, 1995 and 1996, respectively.

  Plan assets are mainly invested in marketable securities valued at the last quoted market price during the fiscal year. The funded status and prepaid pension cost as of December 31 are as follows:

                                                               1996     1995
                                                              -------  -------
                                                              (IN THOUSANDS)
      Fair value of Plan assets.............................  $38,432  $33,095
                                                              -------  -------
      Actuarial present value of benefit obligations:
        Vested..............................................   24,482   22,756
        Non-vested..........................................    1,527    1,709
                                                              -------  -------
      Total accumulated benefit obligations.................   26,009   24,465
      Additional amounts related to projected wage increas-
       es...................................................    9,175    9,264
                                                              -------  -------
      Projected benefit obligations for services rendered to
       date.................................................   35,184   33,729
                                                              -------  -------
      Plan assets (liabilities) under projected benefit ob-
       ligations............................................    3,248     (634)
      Unrecognized prior service cost.......................    1,213      867
      Unrecognized net (gain) loss from experience..........   (2,385)   1,157
      Unrecognized portion of net transition obligation.....      751      920
                                                              -------  -------
        Prepaid pension costs...............................  $ 2,827  $ 2,310
                                                              =======  =======

  In the event of Plan termination, the Plan provides that no funds can revert to the Company and any excess assets over Plan liabilities must be used to fund retirement benefits.

                     METROMAIL CORPORATION AND AFFILIATES

  Benefits under the Pension Plan are limited to the extent required by provisions of the Internal Revenue Code and the Employee Retirement Income Security Act of 1974. If payment of retirement benefits is limited by such provisions, an amount equal to any reduction in retirement benefits will be paid as supplemental benefit under the Unfunded Supplemental Benefit Plan effective January 1, 1996. In 1996, $0.3 million was charged to expense. The accumulated benefit obligation of $0.4 million was recorded in other accrued liabilities at December 31, 1996. At December 31, 1996 the related projected benefit obligation was $1.2 million.

  As a subsidiary of R. R. Donnelley, the Company also provided certain health care and life insurance benefits for retired employees as part of a post-retirement benefit program sponsored by R. R. Donnelley. Subsequent to the IPO, the Company continues to provide certain health care and life insurance benefits for retired employees similar to those sponsored under the R. R. Donnelley program. Substantially all of the Company's domestic full-time employees become eligible for those benefits upon reaching age 55 while working for the Company and having 10 years of continuous service with the Company or R. R. Donnelley at retirement. The Company does not fund the liability and thus no plan assets have been considered in the determination of post-retirement benefit expense below.

  The accrual basis expense for all employees of the Company recorded in the accompanying statements of operations for post-retirement benefit programs sponsored by R. R. Donnelley or the Company during 1994, 1995 and 1996 is as follows:

                                                           1996    1995   1994
                                                          ------  ------ ------
                                                             (IN THOUSANDS)
      Service cost......................................  $  913  $1,088 $1,353
      Interest cost.....................................     646     742    707
      Amortization of prior service cost................    (378)     --     --
                                                          ------  ------ ------
          Total expense.................................  $1,181  $1,830 $2,060
                                                          ======  ====== ======

  The Company is liable for post-retirement medical and life insurance benefits for active employees under 55 years of age who are not yet eligible to receive benefits. This liability is as follows:

                                                                   1996   1995
                                                                  ------ ------
                                                                       (IN
                                                                   THOUSANDS)
      Accumulated post-retirement benefit obligation for active
       plan participants not yet fully eligible to retire and
       receive benefits.......................................... $4,766 $4,647
        Unrecognized prior service cost..........................    863     --
        Unrecognized net gain....................................    345    185
                                                                  ------ ------
        Net post-retirement liability............................ $5,974 $4,832
                                                                  ====== ======

  This liability, net of associated deferred taxes receivable from R. R. Donnelley, has been reflected in other noncurrent liabilities. R. R. Donnelley is liable for payments of post-retirement medical and life insurance benefits for all other employees of the Company as of the completion of the IPO.

  The actuarial computations assume a discount rate of 7.25% (8.5% at December 31, 1995) and a health care cost trend rate of 8.0%, declining gradually to 5.5% in the year 2023 and thereafter to determine the accumulated post-retirement benefit obligation. A one percentage point increase in the health care cost trend rate would increase the 1996 post-retirement benefit expense by less than $0.1 million and the accumulated post-retirement benefit obligation as of December 31, 1996 by approximately $0.2 million.

                     METROMAIL CORPORATION AND AFFILIATES

9. LEASE OBLIGATIONS

  The Company leases office space and various equipment. The leases are mainly accounted for as operating leases. Rental costs under the operating lease agreements approximated $8.7 million, $9.4 million and $10.0 million for the years ended December 31, 1994, 1995 and 1996, respectively.

  Minimum future lease obligations in effect at December 31, 1996 are:

                                                                    OBLIGATION
                                                                  --------------
                                                                  (IN THOUSANDS)
      Period ending December 31,
        1997.....................................................    $10,747
        1998.....................................................      9,697
        1999.....................................................      8,905
        2000.....................................................      7,331
        2001 and thereafter......................................      8,878
                                                                     -------
          Total..................................................    $45,558
                                                                     =======

  The Company is treating the lease of a computer as a capital lease. This lease was initiated on October 1, 1996 and is for a five-year period. The gross asset value recorded under this lease is $4.8 million. Accumulated amortization at December 31, 1996 was approximately $0.2 million and was included in depreciation expense for the year.

  Minimum future lease obligations and imputed interest in effect at December 31, 1996 are:

                                                              OBLIGATION
                                                       -------------------------
                                                            (IN THOUSANDS)
                                                       PRINCIPAL INTEREST TOTAL
                                                       --------- -------- ------
      Period ending December 31,
        1997..........................................  $  822     $347   $1,169
        1998..........................................     892      277    1,169
        1999..........................................     969      200    1,169
        2000..........................................   1,051      118    1,169
        2001..........................................     847       29      876
                                                        ------     ----   ------
          Total.......................................  $4,581     $971   $5,552
                                                        ======     ====   ======

10. COMMITMENTS AND CONTINGENCIES

  The Company is a party to certain litigation arising in the ordinary course of business which, in the opinion of the Company, will not have a material adverse effect on the operations or financial position of the Company. See "ADDITIONAL INFORMATION REGARDING METROMAIL--Business of Metromail--Legal Proceedings."

                     METROMAIL CORPORATION AND AFFILIATES

11. DEBT AND ADVANCES DUE TO A RELATED PARTY

  The Company's debt and advances due to a related party consisted of the following:

                                                                DECEMBER 31,
                                                               --------------
                                                               1996    1995
                                                               ----- --------
                                                               (IN THOUSANDS)
      Notes payable and accrued interest payable to Caslon
       Incorporated:
        Grid Note, dated October 12, 1987..................... $ --  $ 57,934
        Fixed Note, 9.75%, dated August 13, 1987..............   --   160,000
        Advance due R. R. Donnelley...........................   --    30,558
                                                               ----- --------
          Total debt and accrued interest..................... $ --  $248,492
                                                               ===== ========

  Caslon Incorporated is a wholly owned subsidiary of R. R. Donnelley. The Grid Note was paid in full with a portion of the net proceeds of the IPO. Prior to completion of the IPO, the Grid Note funded operating and investing activities of the Company's domestic operations. Interest on the Grid Note was payable on the first day of each calendar quarter based on an interest rate equal to the prime rate in the preceding calendar quarter as published in The Wall Street Journal. As of December 31, 1995, the interest rate on the Grid Note was 8.75%. The Fixed Note was paid in full with a portion of the net proceeds of the IPO. Interest on the Fixed Note was payable on the first day of each calendar quarter based on an interest rate equal to 9.75% per annum.

  Total accrued interest payable included in the above amounts is $5.2 million as of December 31, 1995.

  The debt is classified on the accompanying balance sheet in accordance with the above stated terms. The Grid Note and the Fixed Note are classified as short term at December 31, 1995.

  Advances due to related party represents advances from R. R. Donnelley to fund operating and investing activities, net of cash advanced to R. R. Donnelley from operating cash flows generated by the Company and receivables resulting from sales through R. R. Donnelley discussed in Note 3. Prior to completion of the IPO, this payable was periodically transferred by R. R. Donnelley into the Grid Note borrowings discussed above.

12. DEBT

  Prior to the IPO, ICD had a $4.6 million revolving credit agreement. The amount outstanding under this facility was $1.9 million at December 31, 1995.

  The Company has entered into a credit agreement with a syndicate of banks (the "Credit Agreement") under which it is entitled to borrow up to $45 million on a revolving credit basis. Borrowings under the Credit Agreement mature in 2001 and bear interest (i) at the prime rate announced by the bank acting as agent for the syndicate, (ii) at the LIBOR rate plus, depending on the Company's leverage ratio and fixed charge coverage ratio, up to 42.5 basis points per annum, or (iii) at a rate determined by competitive bidding. At December 31, 1996, there was $21.5 million outstanding under the credit agreement resulting from the repayment of related party debt for ICD and borrowings to provide operating funds for the Company's U.K. operations. Interest paid, net of capitalized interest and related party interest, was $0.6 million in 1996.

                     METROMAIL CORPORATION AND AFFILIATES

13. INCOME TAXES

  The components of the provision for taxes for the years ended December 31 are as follows:

                                                            1996    1995   1994
                                                           ------- ------ ------
                                                              (IN THOUSANDS)
      Federal............................................. $ 9,118 $5,435 $4,929
      State...............................................   1,989    832    755
      Foreign.............................................   1,542    318     --
                                                           ------- ------ ------
        Total tax provision............................... $12,649 $6,585 $5,684
                                                           ======= ====== ======

  The current and deferred portions of the income tax provision are as follows:

                                                          1996    1995    1994
                                                         ------- ------  ------
                                                            (IN THOUSANDS)
      Current........................................... $12,357 $7,295  $6,142
      Deferred..........................................     292   (710)   (458)
                                                         ------- ------  ------
        Total provision................................. $12,649 $6,585  $5,684
                                                         ======= ======  ======

  A reconciliation of the effective tax rate from statutory U.S. federal income tax rate of 35% for the years ended December 31 is as follows:

                                                               1996  1995  1994
                                                               ----  ----  ----
      Federal rate............................................ 35.0% 35.0% 35.0%
      State taxes.............................................  6.0   8.9   9.8
      Foreign taxes...........................................   --   2.4    --
      Goodwill amortization...................................  8.9  23.0  27.7
      Other...................................................  0.8   1.4   1.6
                                                               ----  ----  ----
        Effective tax rate.................................... 50.7% 70.7% 74.1%
                                                               ====  ====  ====

  As of December 31, 1995 and 1996, total current deferred tax assets and total noncurrent deferred tax (liability) asset are as follows:

                                                                  1996    1995
                                                                 ------  ------
      Allowance for doubtful accounts........................... $  690  $  594
      Inventory................................................. (1,086) (1,200)
      Vacation liability........................................    756     678
      Payroll and related liabilities...........................     --     153
      Miscellaneous, other......................................    433     400
                                                                 ------  ------
        Total net current deferred tax asset....................    793     625
                                                                 ------  ------
      Accumulated depreciation.................................. (3,906) (3,006)
      Goodwill and intangibles..................................  1,172     974
      Other intangibles......................................... (1,014)  1,146
      Pension accrual...........................................   (267)   (898)
      Post retirement liabilities...............................  2,424   1,933
      Miscellaneous, other......................................     --      --
                                                                 ------  ------
        Total net noncurrent deferred tax (liability) asset..... (1,591)    149
                                                                 ------  ------
        Total................................................... $ (798) $  774
                                                                 ======  ======

                     METROMAIL CORPORATION AND AFFILIATES

  The Company has not provided a valuation allowance for deferred tax assets because, although realization is not assured, the Company believes it is more likely than not that such tax assets will be recognized through reversals of taxable timing differences and taxable income in future periods.

  Taxes payable are included in debt and advances due to R. R. Donnelley and its subsidiaries for the year ended December 31, 1995. Taxes payable at December 31, 1996 are included in other accrued liabilities. Cash payments for income taxes were $7.2 million for the period from completion of the IPO through December 31, 1996.

14. ACQUISITIONS

  The Company acquired Customer Insight Company, Inc. ("CIC") in June 1994 and a wholly owned subsidiary of R. R. Donnelley acquired ICD in May 1995. Both acquisitions were accounted for as purchases.

  CIC was purchased for approximately $20.0 million. The excess of the purchase price over the fair market value of net assets acquired, including identifiable intangible assets, has been allocated to goodwill in the amount of approximately $16.8 million. The goodwill is being amortized over its estimated useful life of 15 years.

  ICD was purchased for approximately $15.3 million. The excess of the purchase price over the fair market value of net assets acquired, including identifiable intangible assets, has been allocated to goodwill in the amount of $14.7 million. The goodwill is being amortized over its estimated useful life of 40 years.

  In February 1996, a wholly owned subsidiary of R. R. Donnelley contributed ICD to Metromail. Subsequent to the contribution, ICD purchased all of the net assets of DBD. This contribution and purchase between entities under R. R. Donnelley's common control resulted in the historical costs bases of ICD and DBD (prior to their contribution and purchase) being carried over to Metromail with no gain or loss recognized as a result of these transactions.

15. STOCK INCENTIVE PLANS

  The Company has reserved for issuance under the 1996 Stock Incentive Plan and the 1996 Broad-Based Employee Stock Plan an aggregate of 1,600,000 shares of Common Stock. Under the 1996 Stock Incentive Plan, 1,168,500 options and 37,000 shares of restricted Common Stock were granted in 1996. The 1,147,500 options granted on June 19, 1996 have an exercise price per share of $20.50 and the 3,500 options granted on August 27, 1996 have an exercise price per share of $18.1875. These options vest in four annual 25% installments on each of the first four anniversaries of the date of grant. Non-employee directors of the Company were granted 17,500 options on September 1, 1996. Such options have an exercise price per share of $17.5626 and vest on September 1, 1997. Each option granted under the 1996 Stock Incentive Plan has a 10-year term. Options to purchase 142,750 shares of Common Stock were granted on June 19, 1996 under the 1996 Broad-Based Employee Stock Plan and have an exercise price of $20.50. Each such option has a 10-year term and will become exercisable on June 19, 1999. No options were exercised or cancelled during 1996.

  The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for stock options been determined consistent with FASB Statement No. 123, the Company's net income and net income per share for 1996 would have been reduced by $1.6 million and $0.07, respectively. These plans were not effective for 1995, accordingly 1995 and prior years were not affected by this accounting. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: weighted average risk-free interest of 7.1%; no expected dividend yield; expected life of ten years; weighted average volatility of 36%. Management has provided this information in accordance with the requirements of FASB Statement No. 123. The value attached

                     METROMAIL CORPORATION AND AFFILIATES
to the stock options using the Black-Scholes model, which was intended to value short-term, publicly-traded options, may vary significantly due to the lack of history to measure the market for the Common Stock. The Company will continue to revise this calculation annually to report a more current estimate.

16. OTHER ACCRUED LIABILITIES

  The balance in other accrued liabilities consists of the following:

                                                                 1996    1995
                                                                ------- -------
                                                                (IN THOUSANDS)
      Taxes.................................................... $ 7,755 $ 4,671
      Capital lease............................................   4,581   4,670
      Data/royalties...........................................   3,363   3,806
      Amount due to related party..............................   4,600      --
      Customer deposits........................................     422   2,127
      Other....................................................   7,839   3,932
                                                                ------- -------
          Total................................................ $28,560 $19,206
                                                                ======= =======

17. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                 1ST      2ND     3RD     4TH
                                               QUARTER  QUARTER QUARTER QUARTER
                                               -------  ------- ------- -------
                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                            DATA)
      1996:
      Direct marketing sales.................  $26,984  $37,121 $34,028 $52,623
      Database marketing sales...............   14,910   18,838  20,792  21,727
      Reference sales........................   12,475   13,387  13,410  15,150
                                               -------  ------- ------- -------
        Total net sales......................   54,369   69,346  68,230  89,500
      Earnings from operations...............    1,725    8,713  10,893  15,927
      Net income (loss)......................   (2,887)   1,484   5,947   9,318
      Earnings (loss) per share..............     (.13)    0.07    0.27    0.42
                                                 1ST      2ND     3RD     4TH
                                               QUARTER  QUARTER QUARTER QUARTER
                                               -------  ------- ------- -------
                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                            DATA)
      1995:
      Direct marketing sales.................  $25,303  $28,557 $31,853 $36,590
      Database marketing sales...............   13,557   16,305  16,165  21,383
      Reference sales........................   10,972   11,531  13,105  11,866
                                               -------  ------- ------- -------
        Total net sales......................   49,832   56,393  61,123  69,839
      Earnings from operations...............    3,095   10,445   7,267   9,835
      Net income (loss)......................   (1,733)   2,464     548   1,456
      Earnings (loss) per share..............    (0.07)    0.11    0.02    0.06

                              ATLANTES CORPORATION

                              FINANCIAL STATEMENTS

                                     INDEX

                                                                           PAGE
                                                                           ----
Report of Independent Public Accountants.................................. F-23
Balance Sheets as of December 31, 1995 and 1996 and unaudited as of March
 31, 1997................................................................. F-24
Statements of Operations for the Years Ended December 31, 1994, 1995 and
 1996 and unaudited for the Three Months Ended March 31, 1997............. F-25
Statements of Stockholders' Equity for the Years Ended December 31, 1994,
 1995 and 1996 and unaudited for the Three Months Ended March 31, 1997.... F-26
Statements of Cash Flows for the Years Ended December 31, 1994, 1995 and
 1996 and unaudited for the Three Months Ended March 31, 1996 and 1997.... F-27
Notes to Financial Statements............................................. F-28

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
 Atlantes Corporation:

  We have audited the accompanying balance sheets of Atlantes Corporation (a Colorado corporation) as of December 31, 1995 and 1996, and the related statements of operations, stockholders' equity and cash flows for each of the three years ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantes Corporation as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Denver, Colorado,
February 6, 1997.

                              ATLANTES CORPORATION

                                 BALANCE SHEETS

                                                DECEMBER 31,
                                            ----------------------   MARCH 31,
                                               1995        1996        1997
                                            ----------  ----------  -----------
                  ASSETS
                  ------
                                                                    (UNAUDITED)
CURRENT ASSETS:
  Cash..................................... $  377,973  $  186,244  $  203,998
  Accounts receivable (Note 5).............    195,769     234,614     316,465
  Prepaid expenses.........................      8,970         --          --
                                            ----------  ----------  ----------
    Total current assets...................    582,712     420,858     520,463
                                            ----------  ----------  ----------
PROPERTY AND EQUIPMENT, at cost:
  Furniture and equipment..................     22,433      29,474      29,474
  Computer equipment.......................    108,888     108,040     120,549
  Leasehold improvements...................      3,816         --          --
                                            ----------  ----------  ----------
                                               135,137     137,514     150,023
  Accumulated depreciation.................    (63,977)    (75,705)    (83,310)
                                            ----------  ----------  ----------
    Property and equipment, net............     71,160      61,809      66,713
                                            ----------  ----------  ----------
OTHER ASSETS, net of accumulated
 amortization of $594, $698 and $698,
 respectively..............................      1,604       1,500       1,500
                                            ----------  ----------  ----------
    Total assets........................... $  655,476  $  484,167  $  588,676
                                            ==========  ==========  ==========
   LIABILITIES AND STOCKHOLDERS' EQUITY
   ------------------------------------
CURRENT LIABILITIES:
  Accounts payable......................... $   93,714  $  105,535  $  150,991
  Accrued payroll related expenses.........     34,742      38,689      12,451
  Other accrued liabilities................      1,018       3,150       8,735
  Revolving line of credit.................        --          --        3,917
                                            ----------  ----------  ----------
    Total current liabilities..............    129,474     147,374     176,094
                                            ----------  ----------  ----------
COMMITMENTS AND CONTINGENCIES (Notes 1, 4
 and 5)
STOCKHOLDERS' EQUITY (Note 3):
  Preferred stock, no par value; 500,000
   shares authorized, none issued..........        --          --          --
  Common stock, no par value; 1,000,000
   shares authorized, 476,803 shares issued
   and outstanding.........................  1,777,135   1,882,038   1,903,338
  Warrants for the purchase of 100,287
   shares of common stock..................    426,986     426,986     426,986
  Accumulated deficit...................... (1,678,119) (1,972,231) (1,917,742)
                                            ----------  ----------  ----------
    Total stockholders' equity.............    526,002     336,793     412,582
                                            ----------  ----------  ----------
    Total liabilities and stockholders'
     equity................................ $  655,476  $  484,167  $  588,676
                                            ==========  ==========  ==========

  The accompanying notes to financial statements are an integral part of these balance sheets.

                              ATLANTES CORPORATION

                            STATEMENTS OF OPERATIONS

                                                                  FOR THE THREE
                                FOR THE YEARS ENDED               MONTHS ENDED
                                    DECEMBER 31,                    MARCH 31,
                         ------------------------------------  --------------------
                            1994        1995         1996        1996       1997
                         ----------  -----------  -----------  ---------  ---------
                                                                   (UNAUDITED)
Direct marketing sales.. $1,000,461  $ 1,167,185  $ 1,834,765  $ 356,353  $ 672,548
Database and production
 costs..................   (455,285)    (565,942)    (748,747)  (167,285)  (221,490)
General and
 administrative
 expenses...............   (952,283)  (1,116,297)  (1,380,130)  (285,838)  (392,652)
                         ----------  -----------  -----------  ---------  ---------
Earnings (losses) from
 operations.............   (407,107)    (515,054)    (294,112)   (96,770)    58,406
Interest expense........   (166,270)      (4,270)         --         --      (3,917)
                         ----------  -----------  -----------  ---------  ---------
  Net income (loss)..... $ (573,377) $  (519,324) $  (294,112) $ (96,770) $  54,489
                         ==========  ===========  ===========  =========  =========
  Net income (loss) per
   share (Note 2)....... $    (1.50) $     (1.11) $     (0.62) $   (0.20) $    0.09
                         ==========  ===========  ===========  =========  =========
  Weighted average
   number of shares of
   common stock and
   common stock
   equivalents
   outstanding..........    382,336      466,749      476,803    476,803    635,167
                         ==========  ===========  ===========  =========  =========




  The accompanying notes to financial statements are an integral part of these statements.

                              ATLANTES CORPORATION

                       STATEMENT OF STOCKHOLDERS' EQUITY

                                               WARRANTS FOR
                             COMMON STOCK      COMMON STOCK
                          ------------------ ----------------
                          NUMBER             NUMBER                            TOTAL
                            OF                 OF             ACCUMULATED  STOCKHOLDERS'
                          SHARES    AMOUNT   SHARES   AMOUNT    DEFICIT       EQUITY
                          ------- ---------- ------- -------- -----------  -------------
BALANCES, December 31,
 1993...................  369,836 $  802,871  69,212 $245,819 $  (585,418)   $ 463,272
  Issuance in June 1994
   of common stock and
   warrants for common
   stock for cash of
   $100,000 and
   conversion of
   $100,000 of principal
   and accrued interest
   on notes payable to
   stockholders (Notes
   3)...................   25,000    170,833   5,000   29,167          --      200,000
  Issuance of warrants
   in November 1994 in
   connection with the
   extension of the
   maturities of notes
   payable to
   stockholders (Notes
   3)...................       --         --  26,075  152,000          --      152,000
  Compensation related
   to the issuance of
   stock options to
   employees (Note 3)...       --    159,593      --       --          --      159,593
  Net loss..............       --         --      --       --    (573,377)    (573,377)
                          ------- ---------- ------- -------- -----------    ---------
BALANCES, December 31,
 1994...................  394,836  1,133,297 100,287  426,986  (1,158,795)     401,488
  Issuance in January
   1995 of common stock
   for cash of $82,705
   and conversion of
   $477,130 principal
   and accrued interest
   on notes payable to
   stockholders (Note
   3)...................   81,967    559,835      --       --          --      559,835
  Compensation related
   to the issuance of
   stock options to
   employees (Note 3)...       --     84,003      --       --          --       84,003
  Net loss..............       --         --      --       --    (519,324)    (519,324)
                          ------- ---------- ------- -------- -----------    ---------
BALANCES, December 31,
 1995...................  476,803  1,777,135 100,287  426,986  (1,678,119)     526,002
  Compensation related
   to the issuance of
   stock options to
   employees (Note 3)...       --    104,903      --       --          --      104,903
  Net loss..............       --         --      --       --    (294,112)    (294,112)
                          ------- ---------- ------- -------- -----------    ---------
BALANCES, December 31,
 1996...................  476,803  1,882,038 100,287  426,986  (1,972,231)     336,793
  Compensation related
   to the issuance of
   stock options to
   employees (Note 3)
   (unaudited)..........       --     21,300      --       --          --       21,300
  Net income
   (unaudited)..........       --         --      --       --      54,489       54,489
                          ------- ---------- ------- -------- -----------    ---------
BALANCES, March 31, 1997
 (unaudited)............  476,803 $1,903,338 100,287 $426,986 $(1,917,742)   $ 412,582
                          ======= ========== ======= ======== ===========    =========

  The accompanying notes to financial statements are an integral part of these statements.

                              ATLANTES CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                FOR THE THREE
                                 FOR THE YEARS ENDED            MONTHS ENDED
                                     DECEMBER 31,                 MARCH 31,
                            --------------------------------  ------------------
                               1994       1995       1996       1996      1997
                            ----------  ---------  ---------  --------  --------
                                                                 (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income (loss)          $ (573,377) $(519,324) $(294,112) $(96,770) $ 54,489
 Adjustments to reconcile
  net income (loss) to net
  cash provided by (used
  in) operating
  activities--
   Depreciation and
    amortization                12,647     43,188     36,602     6,950     7,605
   Loss on retirement of
    assets                          --         --      2,996        --        --
   Noncash compensation
    related to issuance of
    stock options to
    employees                  159,593     84,003    104,903    21,000    21,300
   Financing costs
    resulting from value
    of warrants issued to
    note holders               152,000         --         --        --        --
   Accrued interest
    converted to common
    stock                           --      4,270         --        --        --
   (Increase) decrease
    in--
    Accounts receivable       (806,213)   642,554    (38,845)   10,255   (81,851)
    Prepaid expenses and
     deposits                    6,696     (5,966)     8,970      (950)       --
   Increase (decrease)
    in--
    Accounts payable            49,854     19,769     11,820       460    45,456
    Accrued payroll
     related expenses and
     other accrued
     expenses                   33,650     (8,612)     6,079   (23,464)  (20,653)
    Advances from
     employees                  (5,815)        --         --        --        --
                            ----------  ---------  ---------  --------  --------
     Net cash provided by
      (used in) operating
      activities              (970,965)   259,882   (161,587)  (82,519)   26,346
                            ----------  ---------  ---------  --------  --------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Purchases of property and
  equipment                    (39,161)   (55,318)   (30,142)  (13,663)  (12,509)
                            ----------  ---------  ---------  --------  --------
     Net cash used in
      investing activities     (39,161)   (55,318)   (30,142)  (13,663)  (12,509)
                            ----------  ---------  ---------  --------  --------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Proceeds from revolving
  line of credit                    --         --         --        --     3,917
 Proceeds from stockholder
  loans                        559,758         --         --        --        --
 Repayments of stockholder
  loans                         (9,500)        --         --        --        --
 Proceeds from issuance of
  common stock and
  warrants related to
  common stock                 100,000     82,705         --        --        --
 Proceeds from stock
  subscription receivable      445,000         --         --        --        --
                            ----------  ---------  ---------  --------  --------
     Net cash provided by
      financing activities   1,095,258     82,705         --        --     3,917
                            ----------  ---------  ---------  --------  --------
NET INCREASE (DECREASE) IN
 CASH                           85,132    287,269   (191,729)  (96,182)   17,754
CASH, beginning of period        5,572     90,704    377,973   377,973   186,244
                            ----------  ---------  ---------  --------  --------
CASH, end of period         $   90,704  $ 377,973  $ 186,244  $281,791  $203,998
                            ==========  =========  =========  ========  ========
SUPPLEMENTAL DISCLOSURE OF
 NONCASH INVESTING AND
 FINANCING ACTIVITIES:
  Payment of notes payable
   and accrued interest
   through issuance of
   common stock             $       --  $ 477,130  $      --  $     --  $     --
                            ==========  =========  =========  ========  ========

  The accompanying notes to financial statements are an integral part of these statements.

                             ATLANTES CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                (INFORMATION AS OF MARCH 31, 1997 IS UNAUDITED)

(1) ORGANIZATION AND BUSINESS

 Nature of Business

  Atlantes Corporation (the "Company") was incorporated in the state of Colorado in September 1991. The Company has developed a proprietary computer database which accumulates and provides access to consumer product purchasing information. The Company provides consumer database management services, primarily to durable goods manufacturers, in exchange for consumer product purchasing information and the right to sell selected parts of the consumer database, in the form of customer lists, to the direct marketing industry. The Company also provides consumer database and information design services to its customers.

  As of March 31, 1997, the Company has an accumulated deficit of $1,917,742, and has incurred operating losses for each of the previous three full fiscal years. The Company may need additional working capital in the future; however, there is no assurance that such working capital will be available. Management plans to fund future operations through various sources including (a) current cash on hand, (b) increased continuing revenue, and (c) funding from a line-of-credit from a financial institution (Note 7).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Database Development

  The costs of developing and analyzing the consumer database are expensed as incurred.

 Property and Equipment

  Property and equipment are carried at original cost. Depreciation is calculated on the straight-line method over the estimated useful lives (ranging from 3 to 7 years) of the respective assets. The cost of normal maintenance and repairs is expensed as incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of properties sold, or otherwise disposed of, and the related accumulated depreciation is removed from the respective accounts, and any resulting gains or losses are reflected in current operations.

 Revenue Recognition Policy

  Revenue is recorded when the services have been performed, the data has been delivered to the customer, and all significant contingencies regarding the transaction are satisfied.

 Interim Results (unaudited)

  The accompanying balance sheet as of March 31, 1997, the statements of operations and of cash flows for the three months ended March 31, 1996 and 1997, and the statement of stockholders' equity for the three months ended March 31, 1997 are unaudited. In the opinion of management, these interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of the interim periods. Operating results for the three months ended March 31, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997.

                             ATLANTES CORPORATION

 Fair Value of Financial Instruments

  The Company's financial instruments consist of cash and short-term trade receivables and payables. The carrying values of cash and short-term trade receivables and payables approximate fair value.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions may affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Concentration of Credit and Market Risk

  The Company has no significant off balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company maintains the majority of its cash with financial institutions, in the form of demand deposits.

  The Company performs ongoing evaluations of its customers' financial condition and generally does not require collateral. Its accounts receivable balances are domestic and are concentrated among institutions within the direct marketing industry which is a concentration of market risk. The Company's operations may be affected by economic fluctuations in this industry.

 Net Income (Loss) Per Share

  The Company's net income (loss) per share is based upon the weighted average of common stock outstanding. Common stock issuable upon the exercise of stock options and stock warrants has been included in the computation, to the extent dilutive, using the treasury stock method.

 Income Taxes

  Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets, liabilities and carryforwards. Deferred tax assets are recognized for the expected future effects of all deductible temporary differences, loss carryforwards and tax credit carryforwards. Deferred tax assets are then reduced, if deemed necessary, by a valuation allowance for the amount of any tax benefits which, more likely than not based on current circumstances, are not expected to be realized (see Note 6).

 Effects of Recently Issued Accounting Pronouncements

  In March 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"), which supersedes Accounting Principles Board Opinion No. 15, "Earnings Per Share" ("APB No. 15"). SFAS No. 128 simplifies the requirements for reporting earnings per share ("EPS") by requiring companies only to report "basic" and "diluted "EPS. SFAS No. 128 is effective for both interim and annual periods ending after December 15, 1997 but requires retroactive restatement upon adoption. The Company will adopt SFAS No. 128 in the fourth quarter of 1997. The Company does not believe such adoption will have a material effect on either its previously reported earnings per share.

  In March 1997, the FASB issued Statement of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure" ("SFAS No. 129"), which continues the existing requirements of APB No. 15 but expands the number of companies subject to portions of its requirements. Specifically, SFAS No. 129 requires that entities previously exempt from the requirements of APB No. 15 disclose the pertinent rights and privileges of all securities in addition to ordinary common stock. SFAS No. 129 is effective for periods ending after December 15, 1997. The Company was not exempt from APB No. 15; accordingly, the adoption of SFAS No. 129 will not have any effect on the Company.

                             ATLANTES CORPORATION

(3) STOCKHOLDERS' EQUITY

 Common Stock and Warrants

  During December 1993, the Company issued units of Company securities for $40 per unit. Each unit entitles the holder to five shares of common stock and one warrant to purchase common stock for $1 per share. The $40 unit price was allocated $6.83 to each share of common stock and $5.83 to each warrant. As of December 31, 1993, the Company had issued 13,381 units by converting principal and accrued interest on notes payable of $90,240 in exchange for 2,256 units and 11,125 units in exchange for a $445,000 subscription receivable. The subscription receivable was paid in January 1994. Also in connection with the transaction, three shareholders received warrants to purchase 7,900 shares of the Company's common stock for $1 in consideration for loans previously made to the Company. These warrants were issued at no cost to the holders.

  During June 1994, the Company entered into a securities purchase agreement to issue 5,000 units of common stock for $40 per unit. Each unit entitles the holder to five shares of common stock and one warrant to purchase common stock at $1 per share. The $40 unit price was allocated $6.83 to each share of common stock and $5.83 to each warrant. The Company received cash proceeds of $100,000 and converted $100,000 of principal and accrued interest on notes payable to stockholders to equity.

  During November 1994, the Company issued warrants to purchase 26,075 shares of the Company's common stock for $1 per share in connection with notes payable agreements.

  During January 1995, the Company issued 12,109 shares of common stock for $82,705 of cash and converted $477,130 of principal and accrued interest on notes payable to stockholders into 69,858 shares of common stock.

  As of December 31, 1996, the Company has reserved 100,287 shares of common stock for issuance upon exercise of outstanding warrants. Each warrant entitles the holder to purchase one share of common stock at $1 per share. The purchase right represented by the warrant is exercisable in whole or in part, at any time following the grant date until the earlier of five years from the grant date or the effective date of an initial public offering.

 Stock Option Plan

  The Company has adopted a Stock Option Plan (the "Plan") to provide directors, officers and other employees options to purchase up to 122,910 shares of the Company's common stock. Under the terms of the Plan, the Board of Directors may grant directors, officers and employees either nonqualified or incentive stock options (as defined by the Internal Revenue Service). The options vest annually over a five-year period with the first year vested in advance unless special provisions are voted on by the Board of Directors on an individual basis, and expire ten years from the date of grant. In addition, vesting will be automatic upon the sale of the Company or a merger whereby the Company is not the surviving entity. Total compensation related to the grant of stock options at less than their fair market value on the date of grant through December 31, 1995 and 1996 totaled $425,845 and $530,345, respectively, of which $160,782, $84,003 and $104,903 were recorded for the years ended December 31, 1994, 1995 and 1996, respectively, and has been included in general and administrative expense, and as of December 31, 1996, $180,657 of deferred compensation will be recognized over the remaining vesting period.

 Statement of Financial Accounting Standards No. 123 ("SFAS 123")

  SFAS 123, "Accounting for Stock-Based Compensation," defines a fair value based method of accounting for employee stock options or similar equity instruments. However, SFAS 123 allows the continued measurement of compensation cost for such plans using the intrinsic value based method prescribed by APB Opinion No. 25,

                             ATLANTES CORPORATION

"Accounting for Stock Issued to Employees" ("APB 25"), provided that pro forma disclosures are made of net income or loss, assuming the fair value based method of SFAS 123 had been applied. The Company has elected to account for its stock-based compensation plans under APB 25; accordingly, for purposes of the pro forma disclosures presented below, the Company has computed the fair values of all options granted during 1996 using the Black-Scholes pricing model and the following weighted average assumptions (no options were granted during 1995):

                                                                         1996
                                                                       ---------
      Risk-free interest rate.........................................     6.44%
      Expected dividend yield.........................................        0%
      Expected lives outstanding...................................... 5.0 years
      Expected volatility.............................................     .001%

  To estimate the lives of options for this valuation, it was assumed options will be exercised upon becoming fully vested. All options are assumed to vest. Cumulative compensation costs recognized in pro forma net income or loss with respect to options that are forfeited prior to vesting is adjusted as a reduction of pro forma compensation expense in the period of forfeiture. Because the Company's common stock is not publicly traded, the expected market volatility assumed to be .001%. Actual volatility of the Company's common stock may vary. Fair value computations are highly sensitive to the volatility factor assumed; the greater the volatility, the higher the computed fair value of options granted.

  For the years ended December 31, 1995 and 1996, the Company recorded $84,003 (relating to options granted prior to 1995) and $104,903, respectively, of compensation expense, in accordance with APB 25. Additional pro forma stock-based compensation, net of the effect of forfeitures, was $0 and $7,932 for 1995 and 1996, respectively. These amounts are amortized ratably over the vesting periods of the options or recognized at date of grant if no vesting period is required.

  If the Company had accounted for its stock-based compensation plans in accordance with SFAS 123, the Company's net loss and pro forma net loss would have been reported as follows:

                                                             1995       1996
                                                           ---------  ---------
      Net loss: As reported..............................  $(519,324) $(294,112)
                Pro forma................................  $(519,324) $(302,044)

  Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

  A summary of stock options as of December 31, 1994, 1995 and 1996 and changes during the years then ended is presented below:

                                                      WEIGHTED
                                              NUMBER  AVERAGE
                                                OF    EXERCISE
                                              SHARES   PRICE
                                              ------- --------
      BALANCES, as of December 31, 1993        10,000  $1.00
        Granted                                71,500  $1.12
                                              -------
      BALANCES, as of December 31, 1994        81,500  $1.10
        Granted                                   --     --
                                              -------
      BALANCES, as of December 31, 1995        81,500  $1.10
        Granted                                20,900  $2.00
                                              -------
      BALANCES, as of December 31, 1996       102,400  $1.10
                                              =======
      Weighted average fair value of options
       granted as of December 31, 1996                 $5.54

                             ATLANTES CORPORATION

  The following table summarizes information about the options outstanding at December 31, 1996:

                                    OPTIONS OUTSTANDING        OPTIONS EXERCISABLE
                              -------------------------------- --------------------
                                           WEIGHTED
                                            AVERAGE   WEIGHTED             WEIGHTED
                                NUMBER     REMAINING  AVERAGE    NUMBER    AVERAGE
                              OUTSTANDING CONTRACTUAL EXERCISE EXERCISABLE EXERCISE
   RANGE OF EXERCISE PRICES   AT 12/31/96    LIFE      PRICE   AT 12/31/96  PRICE
   ------------------------   ----------- ----------- -------- ----------- --------
            $1.00                64,500    7.6 years   $1.00     53,182     $1.00
            $1.50                17,000    7.8 years   $1.50     10,200     $1.50
            $2.00                20,900    9.7 years   $2.00      4,180     $2.00
                                -------                          ------
                                102,400    8.1 years   $1.29     67,562     $1.13
                                =======                          ======

(4) COMMITMENTS

 Office Lease

  The Company leases office space expiring March 31, 1998, under a noncancelable operating lease. Aggregate future minimum rental commitments under noncancelable operating leases at December 31, 1996 are as follows:

      Year ending December 31--
        1997.......................................................... $ 59,761
        1998..........................................................   24,820
        1999..........................................................   10,358
        2000..........................................................    5,138
                                                                       --------
        Totals........................................................ $100,077
                                                                       ========

  Rent expense was $41,708, $32,242 and $41,535 for the years ended December 31, 1994, 1995 and 1996, respectively.

  The Company is subject to various claims and business disputes in the ordinary course of business. Management does not anticipate that the ultimate outcome of these issues will have a material impact on the Company's financial position or results of operations.

(5) MAJOR CUSTOMERS

  For 1994, 1995 and 1996, the Company had one major customer which individually comprised more than 10% of total sales. Revenue from this customer totaled approximately 75%, 78% and 86%, respectively, of total revenue. At December 31, 1995 and 1996, this customer comprised approximately 50% and 62% of accounts receivable, respectively.

(6) INCOME TAXES

  From its inception, the Company has generated losses in each full fiscal year for both financial reporting and tax purposes. The potential future tax benefit of the net operating loss carryforward is approximately $572,000 as of December 31, 1996. This asset has been completely offset by a valuation allowance because it does not satisfy the realization criteria set forth in SFAS No. 109.

  For income tax reporting purposes, the Company may utilize approximately $1,500,000 of net operating loss carryforwards which expire beginning in 2009. The Tax Reform Act of 1986 contains provisions which may limit the net operating loss carryforwards available to be used in any given year if certain events occur, including changes in ownership interests, such as that discussed in Note 7.

                             ATLANTES CORPORATION

                  NOTES TO FINANCIAL STATEMENTS--(CONCLUDED)


(7) SUBSEQUENT EVENTS (UNAUDITED)

  On March 12, 1997, the Company entered into a $250,000 revolving line of credit with a financial institution. The revolving line of credit bears interest at prime plus 1.5%, is due on March 12, 1998, and is collateralized by certain assets of the Company. The revolving line of credit also includes various covenants and restrictions, some of which relate to quick ratio and tangible net worth and profitability. The Company was in compliance with its covenants as of March 31, 1997.

  On May 17, 1997, the Company entered into an agreement with Metromail Corporation ("Metromail"), pursuant to which the Company would become a wholly-owned subsidiary of Metromail upon consummation of the merger, which is expected in the second or third quarter of 1997.

                                                                         ANNEX A


                          AGREEMENT AND PLAN OF MERGER

                            DATED AS OF MAY 17, 1997

                                     AMONG

                             METROMAIL CORPORATION,

                              MML MERGING COMPANY

                                      AND

                              ATLANTES CORPORATION

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
 ARTICLE I DEFINITIONS....................................................  A-1
    1.1.  Definitions....................................................   A-1
 ARTICLE II THE MERGER AND CONVERSION TERMS...............................  A-5
    2.1.  The Merger.....................................................   A-5
    2.2.  Conversion Terms...............................................   A-5
    2.3.  Election of Stock or Cash......................................   A-7
    2.4.  Proration of Company Common Stock..............................   A-8
    2.5.  Proration of Company Warrants..................................   A-9
    2.6.  Company Stock Options..........................................   A-9
    2.7.  Parent to Make Cash Available..................................  A-10
    2.8.  Parent to Make Stock Certificates Available....................  A-10
    2.9.  Dividends and Distributions; Withholding.......................  A-11
    2.10. Fractional Shares..............................................  A-12
    2.11. Changes in Parent Common Stock.................................  A-12
    2.12. Dissenters' Rights.............................................  A-12
 ARTICLE III CONTINGENT SHARES............................................ A-12
    3.1.  Definitions....................................................  A-12
    3.2.  Target Performance Criteria....................................  A-15
    3.3.  Determination of Contingent Payments...........................  A-15
    3.4.  Delivery and Valuation of Contingent Shares....................  A-16
    3.5.  Contingent Payment Committee...................................  A-17
    3.6.  Assignability..................................................  A-17
    3.7.  Maximum Number of Contingent Shares; Maximum Aggregate
           Contingent Payment Amounts....................................  A-18
    3.8.  Right of Offset................................................  A-18
    3.9.  Time Limit.....................................................  A-20
    3.10. Operation of the Business of the Company After the Effective
          Time...........................................................  A-20
    3.11. Contingent Payments Following Exceptional Events...............  A-20
    3.12. Delivery of Only Parent Common Stock...........................  A-20
 ARTICLE IV CLOSING....................................................... A-20
    4.1.  Closing Date...................................................  A-20
    4.2.  Filing Articles of Merger and Effectiveness....................  A-21
    4.3.  Parent's Deliveries............................................  A-21
    4.4.  Mergerco's Deliveries..........................................  A-21
    4.5.  The Company's Deliveries.......................................  A-21
 ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE COMPANY.................. A-22
    5.1.  Organization and Capital Structure.............................  A-22
    5.2.  Subsidiaries...................................................  A-23
    5.3.  Authority......................................................  A-23
    5.4.  Financial Statements...........................................  A-24
    5.5.  Operations Since Balance Sheet Date............................  A-24
    5.6.  No Undisclosed Liabilities.....................................  A-25
    5.7.  Taxes..........................................................  A-26
    5.8.  Availability of Assets.........................................  A-27
    5.9.  Governmental Permits...........................................  A-27
    5.10. Registration Statement and Proxy Statement.....................  A-27
    5.11. Real Property..................................................  A-27

                                     PAGE
                                     ----
    5.12. Condemnation............   A-28
    5.13. Personal Property.......   A-28
    5.14. Personal Property
          Leases..................   A-28
    5.15. Intellectual Property;
          Software................   A-28
    5.16. Accounts Receivable.....   A-29
    5.17. Title to Property.......   A-29
    5.18. Employee Benefit Plans..   A-29
    5.19. Employee Relations......   A-31
    5.20. Contracts; Warranties...   A-31
    5.21. Status of Contracts.....   A-32
    5.22. No Violation, Litigation
          or Regulatory Action....   A-33
    5.23. Environmental Matters...   A-33
    5.24. Insurance...............   A-33
    5.25. No Finder...............   A-33
    5.26. Disclosure..............   A-33
    5.27. Financial Projections...   A-33
    5.28. Opinion of Financial
          Advisor.................   A-34
    5.29. Vote Required...........   A-34
    5.30. Acceptable Consumer
          Disclosure..............   A-34
 ARTICLE VI REPRESENTATIONS AND
  WARRANTIES OF PARENT AND
  MERGERCO.........................  A-34
    6.1.  Organization and Capital
          Structure...............   A-34
    6.2.  Authority...............   A-34
    6.3.  No Finder...............   A-35
    6.4.  Parent SEC Documents....   A-35
    6.5.  Operations Since
          December 31, 1996.......   A-36
    6.6.  Registration Statement
          and Proxy Statement.....   A-36
    6.7.  Issuance of Merger
          Shares..................   A-36
    6.8.  No Violation, Litigation
          or Regulatory Action....   A-36
    6.9.  Disclosure..............   A-37
 ARTICLE VII ACTION PRIOR TO THE
  EFFECTIVE TIME...................  A-37
    7.1.  Registration Statement..   A-37
    7.2.  Action by Shareholders..   A-37
    7.3.  Action by Parent........   A-37
    7.4.  Investigation of the
          Company and Parent......   A-37
    7.5.  Preserve Accuracy of
          Representations and
          Warranties..............   A-38
    7.6.  Consents of Third
          Parties; Governmental
          Approvals...............   A-38
    7.7.  Conduct of Business by
          the Company Prior to the
          Effective Time..........   A-38
    7.8.  Notification of Certain
          Matters.................   A-40
    7.9.  Mutual Cooperation;
          Reasonable Best Efforts.   A-40
    7.10. No Solicitation.........   A-40
    7.11. Listing Application.....   A-40
    7.12. Subsequent Financial
          Statements..............   A-40
    7.13. Comfort Letters.........   A-40
    7.14. Reorganization..........   A-41
    7.15. Affiliate Letters.......   A-41
 ARTICLE VIII ADDITIONAL AGREE-
  MENTS............................  A-41
    8.1.  Accounts Receivable.....   A-41
    8.2.  Third Party Standstill
          Agreements..............   A-42
    8.3.  Indemnification of
          Directors...............   A-43

                                                                            PAGE
                                                                            ----
 ARTICLE IX CONDITIONS PRECEDENT TO THE MERGER............................  A-43
    9.1.   Conditions to Each Party's Obligation to Effect the Merger....   A-43
    9.2.   Conditions to Obligation of the Company to Effect the Merger..   A-44
    9.3.   Conditions to Obligations of Parent and Mergerco to Effect the
           Merger........................................................   A-45
 ARTICLE X TERMINATION....................................................  A-47
    10.1.  Termination Rights............................................   A-47
    10.2.  Notice of Termination.........................................   A-48
    10.3.  Effect of Termination.........................................   A-48
 ARTICLE XI GENERAL PROVISIONS............................................  A-48
    11.1.  Survival of Obligations.......................................   A-48
    11.2.  Confidential Nature of Information............................   A-48
    11.3.  No Public Announcement........................................   A-48
    11.4.  Notices.......................................................   A-48
    11.5.  Successors and Assigns........................................   A-49
    11.6.  Entire Agreement; Amendments..................................   A-49
    11.7.  Interpretation................................................   A-49
    11.8.  Waivers.......................................................   A-49
    11.9.  Enforcement of this Agreement.................................   A-50
    11.10. Fees and Expenses.............................................   A-50
    11.12. Partial Invalidity............................................   A-50
    11.12. Execution in Counterparts.....................................   A-50
    11.13. Further Assurances............................................   A-50
    11.14. Governing Law.................................................   A-50
    11.15. Submission to Jurisdiction....................................   A-50
    11.16. Arbitration...................................................   A-50

                                LIST OF EXHIBITS

  Exhibit A:Form of Employment Agreements
  Exhibit B:Form of Affiliate Letter

                                   SCHEDULES

Schedule 3.2Earn-out Tables
Schedule 3.11Discount Rate
Schedule 5.1(A)Foreign Qualifications
Schedule 5.1(B)Capitalization
Schedule 5.1(C)Holders of Common Stock, Warrants and Stock Options
Schedule 5.1(D)Agreements regarding Capital Stock
Schedule 5.2Subsidiaries
Schedule 5.3(B)Authority
Schedule 5.4Financial Statements
Schedule 5.5Operations Since Balance Sheet Date
Schedule 5.5(A)Material Changes or Events
Schedule 5.5(B)Changes in the Course of Business
Schedule 5.6Liabilities
Schedule 5.7(A)Tax Liabilities
Schedule 5.7(B)Net Operating Losses
Schedule 5.7(D)Parachute Payments
Schedule 5.8Availability of Assets
Schedule 5.9(A)Governmental Permits
Schedule 5.9(B)Obligations Under Governmental Permits
Schedule 5.11Real Property
Schedule 5.13Personal Property
Schedule 5.14Personal Property Leases
Schedule 5.15(A)Intellectual Property
Schedule 5.15(B)Owners and Licensors of Computer Software
Schedule 5.15(C)Agreements regarding: Intellectual Property and Software
Schedule 5.15(D)Exceptions to Intellectual Property and Software Ownership
Schedule 5.15(E)Material Breach regarding Intellectual Property and Software
Schedule 5.15(F)Exceptions to Registration and Ownership of Intellectual Property and Software
Schedule 5.15(G)Infringements to Intellectual Property
Schedule 5.15(H)Trade Secrets
Schedule 5.17Title to Property
Schedule 5.18(A)Employee Welfare Benefit Plans
Schedule 5.18(B)Non-ERISA Commitments
Schedule 5.18(D)Administration of ERISA Plan
Schedule 5.18(G)Salesperson Remuneration
Schedule 5.18(H)Conflicts of Interest
Schedule 5.18(I)Material Property and Services
Schedule 5.19Employee Relations
Schedule 5.20Contracts; Warranties
Schedule 5.21Status of Contracts
Schedule 5.22Violation, Litigation and Regulatory Action
Schedule 5.23Environmental Matters
Schedule 5.24Insurance
Schedule 5.25Wallach Fee
Schedule 5.30Consumer Disclosure
Schedule 5.30(i)Exception to Consumer Disclosure
Schedule 6.8Litigation
Schedule 7.7Conduct of Business

  AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of May 17, 1997, among Metromail Corporation, a Delaware corporation ("Parent"), MML Merging Company, a Colorado corporation ("Mergerco"), Atlantes Corporation, a Colorado corporation (the "Company"), (Mergerco and the Company being hereinafter sometimes referred to as the "Constituent Corporations").

                                  WITNESSETH:

  WHEREAS, Mergerco is a Colorado corporation having an authorized capital of 1,000 shares of common stock, par value $.01 per share, 100 shares of which are issued and outstanding and owned of record and beneficially by Parent; and

  WHEREAS, the Company is a Colorado corporation having an authorized capital of (i) 1,000,000 shares of common stock, no par value per share (the "Company Common Stock"), of which, as of the date hereof, 476,803 shares are issued and outstanding, and (ii) 500,000 shares of preferred stock, no par value per share, none of which, as of the date hereof, is issued and outstanding; and

  WHEREAS, the respective Board of Directors of each of the Constituent Corporations has approved and adopted this Agreement pursuant to which Mergerco shall be merged with and into the Company (the "Merger") and has directed that this Agreement be submitted to their respective shareholders for approval; and

  WHEREAS, for federal income tax purposes, the parties hereto intend the Merger to constitute a reorganization described in Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

  WHEREAS, Parent, Mergerco and the Company desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

  NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, it is hereby agreed among the parties as follows:

                                   ARTICLE I

                                  Definitions

  1.1. Definitions In this Agreement, the following terms have the meanings specified or referred to in this Section 1.1 and shall be equally applicable to both the singular and plural forms. Any agreement referred to below shall mean such agreement as amended, supplemented and modified from time to time to the extent permitted by the applicable provisions thereof and by this Agreement.

  "Affiliate" means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.

  "Associate" of any Person means (i) a corporation or organization of which such Person is an officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities, (ii) any trust or other estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity and (iii) any relative or spouse of such Person, or any relative of such spouse, who has the same home as such Person or who is a director or officer of the Person or any of its parents or subsidiaries.

  "Balance Sheet" means the audited balance sheet of the Company as of December 31, 1996 included in Schedule 5.4.

  "Balance Sheet Date" means December 31, 1996.

  "CBCA" means the Colorado Business Corporation Act, as amended.

  "Closing" means the closing of the Merger of Mergerco with and into the Company in accordance with Article IV.

  "Closing Date" has the meaning specified in Section 4.1.

  "Code" has the meaning specified in the fourth recital of this Agreement.

  "Company" has the meaning specified in the first paragraph of this Agreement.

  "Company Agreements" has the meaning specified in Section 5.21.

  "Company Ancillary Agreements" means all agreements, instruments and documents being or to be executed and delivered by the Company under this Agreement or in connection herewith.

  "Company Common Stock" has the meaning specified in the second recital of this Agreement.

  "Company Group" means any "affiliated group" (as defined in Section 1504(a) of the Code without regard to the limitations contained in Section 1504(b) of the Code) that, at any time on or before the Effective Time, includes or has included the Company or any subsidiary or any predecessor of or successor to the Company or any subsidiary (or another such predecessor or successor), or any other group of corporations that, at any time on or before the Effective Time, files or has filed Tax Returns on a combined, consolidated or unitary basis with the Company or any subsidiary or any predecessor of or successor to the Company or any subsidiary (or another such predecessor or successor).

  "Company Property" means any real or personal property, plant, building, facility, structure, underground storage tank, equipment or unit, or other asset owned, leased or operated by the Company (including any surface water thereon or adjacent thereto and any soil or ground water thereunder), whether currently or at any previous time.

  "Company Shareholder Meeting" has the meaning specified in Section 7.2.

  "Company Stock Options" means the option agreements granted under the Company's 1992 Stock Option Plan for the purchase of an aggregate of 102,400 shares of Company Common Stock.

  "Company Warrants" means the warrants to purchase an aggregate of 100,287 shares of Company Common Stock, as set forth in Schedule 5.1.

  "Confidentiality Agreement" means that certain Confidentiality Agreement dated February 7, 1997 between Parent and the Company.

  "Contaminant" means any waste, pollutant, hazardous or toxic substance or waste, petroleum, petroleum-based substance or waste, special waste, or any constituent of any such substance or waste.

  "Contingent Shares" means the shares of Parent Common Stock which may be issued from time to time pursuant to Article III.

  "Court Order" means any judgment, order, award or decree of any foreign, federal, state, local or other court or tribunal and any award in any arbitration proceeding.

  "Dissenting Shares" means shares of Company Common Stock held by any shareholder of the Company who shall have taken the necessary steps under the CBCA to dissent and obtain payment for the Company Common Stock held by such shareholder and who otherwise is and becomes entitled to receive such payment under the CBCA.

  "Effective Date" and "Effective Time" have the respective meanings specified in Section 4.2.

  "Effective Date Parent Common Stock Value" means the lesser of (i) the arithmetic mean of the high and low trading prices on the NYSE of Parent Common Stock on the Effective Date (as reported in the NYSE Composite Transactions), (ii) the last sale price on the Effective Date, or the closing bid price if no sale occurred on the Effective Date, of Parent Common Stock on the NYSE, and (iii) the arithmetic mean of the high and low trading prices on the NYSE of the Parent Common Stock (as reported in the NYSE Composite Transactions) for the 10 trading days immediately preceding the Effective Date.

  "Employment Agreements" means those certain Employment Agreements between Parent and E. Thomas Detmer, Jr., William Anderson and Peter A. O'Neil, respectively, each in the form contained in Exhibit A.

  "Encumbrance" means any lien, claim, charge, security interest, mortgage, pledge, easement, conditional sale or other title retention agreement, defect in title, covenant or other restriction of any kind.

  "Environmental Law" means all Requirements of Laws derived from or relating to all federal, state and local laws or regulations relating to or addressing the environment, health or safety.

  "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

  "ERISA Affiliate" means (i) any corporation which at any time on or before the Effective Time is or was a member of the same controlled group of corporations (within the meaning of Section 414(b) of the Code) as the Company; (ii) any partnership, trade or business (whether or not incorporated) which at any time on or before the Effective Time is or was under common control (within the meaning of Section 414(c) of the Code) with the Company; and (iii) any entity which at any time on or before the Effective Time is or was a member of the same affiliated service group (within the meaning of Section 414(m) of the Code) as either the Company, any corporation described in clause (i) or any partnership, trade or business described in clause (ii).

  "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

  "Expense" means any and all expenses reasonably incurred in connection with investigating, defending or asserting any claim, action, suit or proceeding incident to any matter indemnified against hereunder (including, without limitation, court filing fees, court costs, arbitration fees or costs, witness fees and reasonable fees and disbursements of legal counsel, investigators, expert witnesses, consultants, accountants and other professionals).

  "Fixed Shares" means the aggregate number of shares of Parent Common Stock into which shares of Company Common Stock and Company Warrants are converted pursuant to Sections 2.2(d)(i) and 2.2(f)(i), respectively.

  "Governmental Body" means any foreign, federal, state, local or other governmental authority or regulatory body.

  "Governmental Permits" has the meaning specified in Section 5.9.

  "IRS" means the Internal Revenue Service.

  "Leased Real Property" has the meaning specified in Section 5.11.

  "Losses and Expenses" means any and all losses, costs, obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages, expenses, deficiencies or other charges.

  "Material Adverse Effect" means any change or effect (or any development that, insofar as can be reasonably foreseen, would result in any change or effect) (exclusive of (i) any changes in economic conditions generally or relating to the consumer self-reporting data business generally and (ii) changes in laws and regulations of general applicability) that is materially adverse to the assets, business, financial condition, results of operations or prospects of the applicable Person or Persons.

  "Merger" has the meaning in the third recital of this Agreement.

  "Merger Shares" means the Fixed Shares, the Contingent Shares and the Option Shares.

  "Mergerco" has the meaning specified in the first paragraph of this Agreement.

  "NYSE" means the New York Stock Exchange, Inc.

  "Option Shares" means the number of shares of Parent Common Stock into which shares of Company Stock Options are converted pursuant to Section 2.2(h)(i).

  "Parent" has the meaning specified in the first paragraph of this Agreement.

  "Parent Ancillary Agreements" means all agreements, instruments and documents being or to be executed and delivered by Parent under this Agreement or in connection herewith.

  "Parent Common Stock" means common stock, par value $.01 per share, of Parent.

  "Parent Group Member" means Parent and its Affiliates and their respective successors and assigns, including, after the Effective Time, the Surviving Corporation.

  "Parent SEC Documents" has the meaning specified in Section 6.4.

  "Permitted Encumbrances" means (a) liens for taxes and other governmental charges and assessments which are not yet due and payable, (b) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business for sums not yet due and payable and (c) other liens or imperfections on property which are not material in amount, do not interfere with, and are not violated by the consummation of the transactions contemplated by, this Agreement, and do not materially detract from the value or marketability of, or materially impair the existing use of, the property affected by such lien or imperfection.

  "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or Governmental Body.

  "Proxy Statement/Prospectus" has the meaning set forth in Section 7.1.

  "Registration Statement" has the meaning set forth in Section 7.1.

  "Release" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of a Contaminant into the indoor or outdoor environment or into or out of any Company Property, including the movement of Contaminants through or in the air, soil, surface water, groundwater or any Company Property.

  "Remedial Action" means actions required to (i) clean up, remove, treat or in any other way address Contaminants in the indoor or outdoor environment;
(ii) prevent the Release or threatened Release or minimize the further Release of Contaminants or (iii) investigate and determine if a remedial response is needed and to design such a response and post-remedial investigation, monitoring, operation and maintenance and care.

  "Requirements of Laws" means any foreign, federal, state and local laws, statutes, regulations, rules, codes or ordinances enacted, adopted, issued or promulgated by any Governmental Body (including, without limitation, those pertaining to electrical, building, and zoning requirements and Environmental
Laws) or common law.

  "SEC" means the U.S. Securities and Exchange Commission.

  "Securities Act" means the U.S. Securities Act of 1933, as amended.

  "Surviving Corporation" has the meaning specified in Section 2.1.

  "Tax" (and, with correlative meaning, "Taxes") means: (i) any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any governmental authority; and (ii) any liability of the Company for the payment of amounts with respect to payments of a type described in clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group, or as a result of any obligation of the Company under any Tax Sharing Arrangement or Tax indemnity arrangement.

  "Tax Return" means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

  "Tax Sharing Arrangement" means any written or unwritten agreement or arrangement for the allocation or payment of Tax liabilities or payment for Tax benefits with respect to a consolidated, combined or unitary Tax Return which Tax Return includes the Company.

                                  ARTICLE II

                        The Merger and Conversion Terms

  2.1. The Merger. (a) Subject to the conditions contained herein and in accordance with the provisions of this Agreement and the CBCA, at the Effective Time (as hereinafter defined), Mergerco shall be merged with and into the Company, which, as the corporation surviving the Merger (the "Surviving Corporation"), shall continue unaffected and unimpaired by the Merger to exist under and be governed by the laws of the State of Colorado. Upon the effectiveness of the Merger, the separate existence of Mergerco shall cease except to the extent provided by law in the case of a corporation after its merger into another corporation.

  (b) The Merger shall have the effects set forth in Article 111, Section 106 of the CBCA.

  (c) The Articles of Incorporation and By-Laws of the Company, as in effect immediately prior to the Effective Time, shall continue in full force and effect as the Articles of Incorporation and By-Laws of the Surviving Corporation. The directors of Mergerco immediately prior to the Effective Time shall be the directors of the Surviving Corporation, who shall serve until their respective successors are duly elected and qualified. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly elected and qualified.

  2.2. Conversion Terms. As of the Effective Time, by virtue of the Merger and without any action on the part of any shareholder of the Company or Mergerco:

    (a) Each share of common stock of Mergerco issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, no par value per share, of the Surviving Corporation.

    (b) All shares of Company Common Stock that immediately prior to the Effective Time are held in the treasury of the Company shall be cancelled and revert to the status of authorized but unissued shares and no capital stock of the Surviving Corporation, cash or other consideration shall be paid or delivered in exchange therefor.

    (c) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time which under Section 2.4 is to be converted into the right to receive cash and the contingent right to receive shares of Parent Common Stock shall be converted into:

      (i) the right to receive $25.99 in cash, and

      (ii) the contingent right to receive, at the time provided in Section 3.4, shares of Parent Common Stock as provided in Article III.

    (d) Except for shares of Company Common Stock converted pursuant to
  Section 2.2(c) into the right to receive cash and the contingent right to receive shares of Parent Common Stock and except for Dissenting Shares, and subject to Sections 2.9 and 2.10, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into:

      (i) 1.241 validly issued, fully paid and nonassessable shares of Parent Common Stock, and

      (ii) the contingent right to receive, at the time provided in Section 3.4, shares of Parent Common Stock as provided in Article III.

    (e) Each Company Warrant outstanding immediately prior to the Effective Time which under Section 2.5 is to be converted into the right to receive cash and the contingent right to receive shares of Parent Common Stock shall, with respect to each share of Company Common Stock issuable upon exercise of such Company Warrant, be converted into:

      (i) the right to receive $24.99 in cash (being $25.99 minus $1.00, the warrant price for each Company Warrant); and

      (ii) the contingent right to receive at the time provided in Section 3.4, shares of Parent Common Stock as provided in Article III.

    (f) Each Company Warrant outstanding immediately prior to the Effective Time except for Company Warrants converted pursuant to Section 2.2(e) into the right to receive cash and the contingent right to receive shares of Parent Common Stock shall, with respect to each share of Company Common Stock issuable upon exercise of such Company Warrant, be converted into:

      (i) 1.193 validly issued, fully paid and nonassessable shares of Parent Common Stock, and

      (ii) the contingent right to receive, at the time provided in Section 3.4, shares of Parent Common Stock as provided in Article III.

    (g) Subject to Section 2.9(b), each Company Stock Option outstanding immediately prior to the Effective Time which under Section 2.6 is to be converted into the right to receive cash and the contingent right to receive shares of Parent Common Stock shall, with respect to each share of Company Common Stock issuable upon exercise of such Company Stock Option, be converted into:

      (i) the right to receive $25.99 minus the exercise price of such Company Stock Option, in cash, and

      (ii) the contingent right to receive at the time provided in Section 3.4, shares of Parent Common Stock as provided in Article III.

    (h) Subject to Section 2.9(b), each Company Stock Option outstanding immediately prior to the Effective Time except for Company Stock Options converted pursuant to Section 2.2(g) into the right to receive cash and the contingent right to receive shares of Parent Common Stock shall, with respect to each share of Company Common Stock issuable upon exercise of such Company Stock Option, be converted into:

      (i) (A) for each Company Stock Option with an exercise price of $1.00 per share, 1.193 validly issued, fully paid and nonassessable shares of Parent Common Stock; (B) for each Company Stock Option with an exercise price of $1.25 per share, 1.181 validly issued, fully paid and nonassessable shares of Parent Common Stock;(C) for each Company Stock Option with an exercise price of $1.50 per share, 1.169 validly issued, fully paid and nonassessable shares of Parent Common Stock;(D) for each Company Stock Option with an exercise price of $2.00 per share, 1.145 validly issued, fully paid and nonassessable shares of Parent Common Stock; and

      (ii) the contingent right to receive, at the time provided in Section 3.4, shares of Parent Common Stock as provided in Article III.

    (i) All shares of Company Common Stock, all Company Warrants and all Company Stock Options converted pursuant to this Section 2.2 shall no longer be outstanding and shall automatically be cancelled and retired, and each holder of a certificate or agreement theretofore representing a share of Company Common Stock ("Company Certificate"), a Company Warrant ("Warrant Certificate") or a Company Stock Option ("Stock Option Agreement") shall cease to have any rights with respect thereto, except the right to receive, upon surrender of such Company Certificate, Warrant Certificate or Stock Option Agreement in accordance with Sections 2.7 and 2.8, cash and/or shares of Parent Common Stock as provided in this Section 2.2, cash in lieu of fractional shares as contemplated by Section 2.10, shares of Parent Common Stock and cash in lieu of fractional shares pursuant to Article III and dividends and distributions as contemplated by
  Section 2.9.

  2.3. Election of Stock or Cash (a) Each holder of shares of Company Common Stock (other than holders of shares to be cancelled as set forth in Section 2.2(b) and Dissenting Shares), Company Warrants or Company Stock Options may specify in a request made in accordance with the provisions of this Section
2.3 (an "Election") (i) the number of whole shares, or, with respect to Company Warrants or Company Stock Options, the number of whole shares into which such Company Warrants or Company Stock Options may be converted upon exercise, which such holder desires to have converted into the right to receive cash in the Merger (a "Cash Election") and (ii) the number of whole shares, or, with respect to Company Warrants or Company Stock Options, the number of whole shares into which such Company Warrants or Company Stock Options may be converted upon exercise, which such holder desires to have converted into shares of Parent Common Stock in the Merger (a "Stock Election").

  (b) Parent shall authorize American Stock Transfer and Trust Company (or such other Person as shall be acceptable to Parent and the Company) to receive Elections and to act as Exchange Agent hereunder (the "Exchange Agent"). Parent shall pay the fees and expenses of the Exchange Agent.

  (c) Parent and the Company shall prepare, for use by shareholders of the Company and by holders of Company Warrants or Company Stock Options, a form (the "Form of Election") pursuant to which each such holder may make Elections. The Form of Election shall be mailed, together with the Proxy Statement/Prospectus, to shareholders of record of the Company as of the record date for the Company Shareholder Meeting and to holders of Company Warrants and Company Stock Options whose names are registered on the books and records of the Company.

  (d) The Company shall use reasonable best efforts to make the Form of Election available to all persons who become shareholders of record of the Company during the period between such record date and the business day prior to the date of the Company Shareholder Meeting.

  (e) An Election shall have been properly made only if the Exchange Agent shall have received, by 5:00 p.m., Chicago time, on the business day (such time on such day being referred to herein as the "Election Date") preceding the date of the Company Shareholder Meeting, a Form of Election properly completed and signed and accompanied by any Company Certificates, Warrant Certificates or Stock Option Agreements representing the shares of Company Common Stock, Company Warrants or Company Stock Options, respectively, as to which such Form of Election relates.

  (f) Any holder may at any time prior to the Election Date change such holder's Election by written notice received by the Exchange Agent at or prior to the Election Date accompanied by a properly completed Form of Election. Parent and the Company shall have the right in their sole discretion and by mutual agreement to permit changes in Elections after the Election Date.

  (g) Any holder may at any time prior to the Election Date revoke such holder's Election by written notice received by the Exchange Agent at or prior to the Election Date or by withdrawal prior to the Election Date of any Company Certificates, Warrant Certificates or Stock Option Agreements previously deposited with the Exchange Agent. Any revocation of an Election may be withdrawn by notice of such withdrawal delivered at or prior to the Election Date. Any holder who shall have deposited any Company Certificates, Warrant Certificates or Stock Option Agreements with the Exchange Agent shall again have the right to withdraw such Company Certificates, Warrant Certificates or Stock Option Agreements by written notice received by the Exchange Agent and thereby revoke such holder's Election as of the Election Date at any time after the expiration of the period of 60 days following the Election Date if the Merger shall not have been consummated prior thereto. Parent shall obtain from the Exchange Agent an agreement to return all Forms of Election and accompanying Company Certificates, Warrant Certificates or Stock Option Agreements to the holders submitting the same in the event this Agreement shall be terminated in accordance with its terms.

  (h) Parent and the Company shall have the right to make rules, not inconsistent with the terms of this Agreement, governing the validity of Forms of Election, the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Sections 2.4, 2.5 and 2.6, the issuance and delivery of certificates for shares of Parent Common Stock ("Parent Certificates") into which shares of Company Common Stock, Company Warrants and Company Stock Options are converted in the Merger and the payment for shares of Company Common Stock, Company Warrants and Company Stock Options converted into the right to receive cash in the Merger.

  2.4. Proration of Company Common Stock. The manner in which each share of Company Common Stock (other than shares to be cancelled as set forth in Section 2.2(b) and Dissenting Shares) shall be converted in the Merger into shares of Parent Common Stock or the right to receive cash shall be as set forth in this Section 2.4.

  (a) The number of shares of Company Common Stock to be converted in the Merger into the right to receive cash shall not exceed the lesser of:

    (i) a number equal to (A) the product of 15% times the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time minus (B) the number of Dissenting Shares; and

    (ii) such number as shall be determined by Parent at the Effective Time such that the sum of (A) the amount of cash paid in respect of shares of Company Common Stock pursuant to Section 2.2(c)(i) plus (B) the amount Parent estimates to be payable to holders of Dissenting Shares shall not exceed the product of (x) 15% times (y) the sum of (1) the sum of the amounts described in clauses (A) and (B) above plus (2) the product of (I) the Effective Date Parent Common Stock Value times (II) the number of shares of Parent Common Stock delivered pursuant to Section 2.2(d)(i)

(rounded down to the nearest whole share, the "Maximum Common Stock Cash Election").

  (b) If Cash Elections are received for a number of shares (the "Cash Electing Common Shares") of Company Common Stock which exceeds the Maximum Common Stock Cash Election, the number of Cash Electing Common Shares to be converted into cash (and the contingent right to receive Parent Common Stock) pursuant to Section 2.2(c) shall equal the Maximum Common Stock Cash Election. The Exchange Agent shall determine by lot (or by such other method as is deemed reasonable by Parent and the Company) which of such Cash Electing Common Shares shall be so converted. The balance of such Cash Electing Common Shares shall be converted into shares of Parent Common Stock (and the contingent right to receive Parent Common Stock) pursuant to Section 2.2(d).

  (c) If Common Stock Cash Elections are received for a number of shares of Company Common Stock which is less than or equal to the Maximum Common Stock Cash Election, each Cash Electing Common Share shall be converted in the Merger into the right to receive cash (and the contingent right to receive Parent Common Stock) pursuant to Section 2.2(c).

  (d) Each Non-Electing Common Share (as defined in Section 2.4(e)) and each share of Company Common Stock for which Stock Elections have been received shall be converted into shares of Parent Common Stock (and the contingent right to receive Parent Common Stock) pursuant to Section 2.2(d).

  (e) For the purpose of this Section 2.4, outstanding shares of Company Common Stock (other than shares to be cancelled as set forth in Section 2.2(b) and Dissenting Shares) as to which an Election is not in effect at the Election Date shall be called "Non-Electing Common Shares." If Parent and the Company shall determine for any reason that any Election was not properly made with respect to shares of Company Common Stock, such Election shall be deemed to be ineffective and shares of Company Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Electing Common Shares.

  2.5. Proration of Company Warrants. The manner in which each Company Warrant shall be converted in the Merger into shares of Parent Common Stock or the right to receive cash shall be as set forth in this Section 2.5.

  (a) The portion of Company Warrants, with respect to the number of shares of Company Common Stock issuable upon exercise of such Company Warrants, to be converted in the Merger into the right to receive cash shall not exceed the lesser of

    (i) the product of 15% times the total number of shares of Company Common Stock issuable upon exercise of the Company Warrants outstanding immediately prior to the Effective Time; and

    (ii) such number as shall be determined by Parent at the Effective Time such that the amount of cash paid in respect of Company Warrants pursuant to Section 2.2(e)(i) shall not exceed the product of (A) 15% times (B) the sum of (1) such amount of cash plus (2) the product of (I) the Effective Date Parent Common Stock Value times (II) the number of shares of Parent Common Stock delivered pursuant to Section 2.2(f)(i)

(rounded down to the nearest whole share, the "Maximum Warrant Cash
Election").

  (b) If Cash Elections are received for a number of shares (the "Cash Electing Warrant Shares") of Company Common Stock issuable upon exercise of Company Warrants which exceeds the Maximum Warrant Cash Election, the number of Cash Electing Warrant Shares to be converted into cash (and the contingent right to receive Parent Common Stock) pursuant to Section 2.2(e) shall equal the Maximum Warrant Cash Election. The Exchange Agent shall determine by lot (or by such other method as is deemed reasonable by Parent and the Company) which of such Cash Electing Warrant Shares shall be so converted. The balance of such Cash Electing Warrant Shares shall be so converted into shares of Parent Common Stock (and the contingent right to receive Parent Common Stock) pursuant to Section 2.2(f).

  (c) If Cash Elections are received for a number of shares of Company Common Stock issuable upon exercise of Company Warrants which is less than or equal to the Maximum Warrant Cash Election, each Cash Electing Warrant Share shall be converted in the Merger into the right to receive cash (and the contingent right to receive Parent Common Stock) pursuant to Section 2.2(e).

  (d) Each Non-Electing Warrant Share (as defined in Section 2.5(e)) and each share of Company Common Stock issuable upon exercise of Company Warrants for which Stock Elections have been received shall be converted into shares of Parent Common Stock (and the contingent right to receive Parent Common Stock) pursuant to Section 2.2(f).

  (e) For the purpose of this Section 2.5, shares of Company Common Stock issuable upon exercise of Company Warrants as to which an Election is not in effect at the Election Date shall be called "Non-Electing Warrant Shares." If Parent and the Company shall determine for any reason that any Election was not properly made with respect to any Company Warrant, such Election shall be deemed to be ineffective and shares of Company Common Stock issuable upon exercise of Company Warrants covered by such Election shall, for purposes hereof, be deemed to be Non-Electing Warrant Shares.

  2.6. Company Stock Options. The manner in which Company Stock Options shall be converted in the Merger into shares of Parent Common Stock or the right to receive cash shall be as set forth in this Section 2.6.

  (a) For each share of Company Common Stock issuable upon exercise of Company Stock Options with respect to which a Cash Election is received (the "Cash Electing Option Shares"), each such share shall be converted in the Merger into the right to receive cash (and the contingent right to receive Parent Common Stock) pursuant to Section 2.2(g).

  (b) Each Non-Electing Option Share (as defined in Section 2.6(c)) and each share of Company Common Stock issuable upon exercise of Company Stock Options for which Stock Elections have been received shall be converted into shares of Parent Common Stock (and the contingent right to receive Parent Common Stock) pursuant to Section 2.2(h).

  (c) For the purpose of this Section 2.6, shares of Company Common Stock issuable upon exercise of Company Stock Options as to which an Election is not in effect at the Election Date shall be called "Non-Electing Option Shares." If Parent and the Company shall determine for any reason that any Election was not properly made with respect to any Company Stock Option, such Election shall be deemed to be ineffective and shares of Company Common Stock issuable upon exercise of Company Stock Options covered by such Election shall, for purposes hereof, be deemed to be Non-Electing Option Shares.

  2.7. Parent to Make Cash Available. Parent shall make available to Mergerco, which in turn shall make available to the Exchange Agent on the Effective Date, cash sufficient to satisfy the payments to be made pursuant to Sections 2.2(c)(i), 2.2(e)(i) and 2.2(g)(i) (such cash to be included as part of the Exchange Fund as defined in Section 2.8). After the Effective Time, the Exchange Agent shall distribute to holders of shares of Company Common Stock, Company Warrants and Company Stock Options converted into the right to receive cash (and the contingent right to receive Parent Common Stock) pursuant to Sections 2.2(c), 2.2(e) and 2.2(g), respectively, upon surrender to the Exchange Agent (to the extent not previously surrendered with a Form of Election) of one or more Company Certificates, Warrant Certificates or Stock Option Agreements for cancellation, a check for an amount equal to the amounts determined pursuant to Sections 2.2(c)(i), 2.2(e)(i) and 2.2(g)(i), such distribution to be made as soon as practicable (but no later than 30 days) following such surrender. In no event shall the holder of any such surrendered Company Certificates, Warrant Certificates or Stock Option Agreements be entitled to receive interest on any of the funds to be received in the Merger. If such check is to be sent to a Person other than the Person in whose name the Company Certificates, Warrant Certificates or Stock Option Agreements are registered, it shall be a condition of the exchange that the Person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the delivery of such check to a Person other than the registered holder of the Company Certificates surrendered or other than the Person listed on any Warrant Certificate or Stock Option Agreement, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of a Company Certificate, Warrant Certificate or Stock Option Agreement for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

  2.8. Parent to Make Stock Certificates Available. (a) As soon as practicable after the Effective Time (but no later than 30 days), Parent shall deposit with the Exchange Agent, in trust for the holders of Company Certificates, Warrant Certificates and Stock Option Agreements, Parent Certificates representing the shares of Parent Common Stock issuable pursuant to Sections 2.2(d), 2.2(f) and 2.2(h) in exchange for the outstanding shares of Company Common Stock, Company Warrants and Company Stock Options, and cash as required to make payments in lieu of any fractional shares pursuant to Section 2.10 (such cash and shares of Parent Common Stock, together with any dividends or distributions with respect thereto in accordance with Section 2.9 and cash deposited pursuant to Section 2.7, being hereinafter referred to as the "Exchange Fund").

  (b) As soon as practicable after the Effective Time (but no later than 30 days), the Exchange Agent shall mail or otherwise deliver to each record holder of a Company Certificate, Warrant Certificate or Stock Option Agreement a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates, Warrant Certificates or Stock Option Agreements shall pass, only upon actual delivery thereof to the Exchange Agent and shall contain instructions for use in effecting the surrender of the Company Certificates, Warrant Certificates or Stock Option Agreements in exchange for the property described in the next sentence). Upon surrender for cancellation to the Exchange Agent of all Company Certificates, Warrant Certificates or Stock Option Agreements (to the extent not previously surrendered with a Form of Election) held by any record holder of a Company Certificate, Warrant Certificate or Stock Option Agreement together with such letter of transmittal duly executed, such holder shall be entitled to receive in exchange therefor a Parent Certificate representing the number of whole shares of Parent Common Stock into which the shares of Company Common Stock represented by the surrendered Company Certificates, Warrant Certificates or Stock Option Agreements shall have been converted at the Effective Time pursuant to this Article II, cash in lieu of any fractional share of Parent Common Stock in accordance with Section 2.10 and certain dividends and other distributions in accordance with Section 2.9; and the Company Certificates, Warrant Certificates or Stock Option Agreements so surrendered shall forthwith be cancelled.

  (c) Any portion of the Exchange Fund which remains undistributed to the former holders of shares of Company Common Stock, Company Warrants and Company Stock Options for six months after the Effective Time shall be delivered to Parent, upon its request, and any such former holders who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock, any dividends or distributions with respect to such shares of Parent Common Stock and any cash deposited pursuant to Section 2.7. Neither Parent nor the Company shall be liable to any former holder of shares of Company Common Stock, Company Warrant or Company Stock Option for any such shares of Parent Common Stock held in the Exchange Fund which are delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

  (d) At the Effective Time, the stock transfer books of the Company shall be closed, and no transfer of shares of Company Common Stock shall thereafter be made. If, after the Effective Time, Company Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged as provided in this Article II.

  2.9. Dividends and Distributions; Withholding. (a) Any dividend or other distribution paid in respect of Parent Common Stock to holders of record on or after the Effective Date and otherwise payable to the holder of an outstanding Company Certificate, Warrant Certificate or Stock Option Agreement shall, until the surrender of such Company Certificate, Warrant Certificate or Stock Option Agreement and the issuance of a Parent Certificate in respect thereof, be retained by Parent, and no such dividend or other distribution payable in respect of Parent Common Stock shall be paid to such holder until such Company Certificate, Warrant Certificate or Stock Option Agreement shall have been so surrendered to Parent. Upon surrender of each such Company Certificate, Warrant Certificate or Stock Option Agreement and issuance in exchange therefor of shares of Parent Common Stock, there shall be paid by Parent to or at the direction of the holder of the Parent Certificate, the amount of all dividends and distributions which became payable to holders of record on or after the Effective Date in respect of the number of whole shares of Parent Common Stock represented by the Parent Certificate so issued. In no event shall the holder of any Company Certificate, Warrant Certificate or Stock Option Agreement be entitled to receive interest on any of the funds to be received in the Merger or on any such dividend or other distribution.

  (b) Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration (cash, shares of Parent Common Stock or any combination thereof, as applicable) otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock, Company Warrants or Company Stock Options such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law (it being understood that the Company shall be responsible for any employer's tax liability relating to any such consideration or payment). On or before the business day preceding the Effective Date, the Company will supply a certificate to Parent and the Exchange Agent to determine the extent of such deductions or withholding and the Company represents and warrants that such certificate will be complete and correct. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock, Company Warrants or Company Stock Options in respect of which such deduction and withholding was made by Parent or the Exchange Agent.

  2.10. Fractional Shares.. No certificates for fractions of shares of Parent Common Stock and no scrip or other certificates evidencing fractional interests in such shares shall be issued pursuant to Section 2.2. If the conversion of a Person's aggregate holdings of Company Common Stock, Company Warrants and Company Stock Options at any time results in a fractional share of Parent Common Stock or interest therein, such Person shall, in lieu thereof, be paid cash (without interest), rounded to the nearest cent, in an amount determined by multiplying (i) the Effective Date Parent Common Stock Value by (ii) the fractional interest to which such holder would otherwise be entitled. Any person otherwise entitled to a fractional share or interest shall not be entitled by reason thereof to any voting, dividend or other rights as a stockholder of Parent.

  2.11. Changes in Parent Common Stock. In the event that, during the period between the date hereof and the Effective Time, any reclassification, stock split, stock dividend or similar change in respect of the Parent Common Stock shall occur, then appropriate adjustment shall be made in the number of shares of Parent Common Stock and/or kind of securities issued as Parent Common Stock in order to provide holders of Company Common Stock, Company Warrants and Company Stock Options with the same number of shares of Parent Common Stock and/or other securities that they would have received after such reclassification, stock split, stock dividend or similar change if the Effective Time had occurred immediately prior to such reclassification, stock split, stock dividend or similar change (and all references herein to the Parent Common Stock shall be deemed to refer to such adjusted number and/or kind of securities).

  2.12. Dissenters' Rights. Notwithstanding any provision of this Agreement to the contrary, any Dissenting Shares shall not be converted into or represent a right to receive any of the consideration provided in Section 2.2, but the holder shall only be entitled to such rights as are granted by the CBCA. If a holder of shares of Company Common Stock who has asserted dissenters' rights as to such shares under Article 113, Section 202 of the CBCA shall effectively withdraw or otherwise lose (through failure to perfect or otherwise) the right to dissenters' rights, then, as of the Effective Time or the occurrence of such event, whichever last occurs, such shares of Company Common Stock shall be converted into and represent only the right to receive the consideration provided in Section 2.2(d), without interest, upon the surrender of the Company Certificate or Company Certificates representing such shares of Company Common Stock. The Company shall give Parent prompt notice of any written demands for dissenters' rights of any shares of Company Common Stock, attempted withdrawals of such demands, and any other instruments served pursuant to the CBCA received by the Company relating to dissenters' rights. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for dissenters' rights, offer to settle any demands or approve any withdrawal of any such demands.

                                  ARTICLE III

                               Contingent Shares

  3.1. Definitions. For the purpose of this Article III the following terms shall have the meanings specified below:

    "Acceptable Consumer Disclosure" means consumer disclosure contained on customer response cards (which may be in electronic form) that meets the standards adopted by Parent from time to time; provided that any such disclosure which satisfies the standards of Parent prevailing at the time such card designs are furnished to clients of the Company for use by customers of such clients shall be deemed to be Acceptable Consumer Disclosure notwithstanding a subsequent change to Parent's standards; provided further, that as of the date hereof, Acceptable Consumer Disclosure includes disclosure substantially equivalent to the disclosure set forth in Schedule 5.30.

    "Accounting Firm" means Arthur Andersen LLP, or such other accounting firm as is mutually agreed to by Parent and the Contingent Payment Committee.

    "Aggregate Contingent Payment Amount" as of any date means, the aggregate Contingent Payment Amounts (computed without regard to clause (ii) of the definition of Contingent Payment Amount) for all Measurement Periods completed prior to such date.

    "Annual Record Flow" for a Measurement Period means the sum of the aggregate number of Qualifying Records, the data from which has been loaded into the Company's or Parent's database during such Measurement Period.

    "Change of Control of the Company" means (i) if Parent and its Affiliates shall cease to own beneficially (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended) a majority of the Company's outstanding shares of capital stock generally entitled to vote in the election of directors, or otherwise cease to have the right to elect a majority of the directors of the Company or (ii) if all or substantially all of the assets of the Company have been sold, exchanged or otherwise transferred to a Person other than Parent or one or more of its Affiliates; provided that the merger of the Company into Parent or any subsidiary of Parent shall not constitute a Change of Control of the Company.

    "Common Record Holder" means a holder of Company Common Stock at the Effective Time who shall be deemed to be a Common Record Holder of that number of shares of Company Common Stock equal to the number of shares of Company Common Stock (other than Dissenting Shares) held by such holder at the Effective Time.

    "Contingent Payment Amount" with respect to each Measurement Period, means (i) the Contingent Payment Target Amount for such Measurement Period multiplied by the Payment Percentage for such Measurement Period minus (ii) the amount of any Losses and Expenses which Parent is entitled to offset pursuant to Section 3.8.

    "Contingent Payment Amount Per Share" with respect to a Measurement Period means the number (rounded to the nearest hundredth, or if there shall not be a nearest hundredth, to the next lower hundredth) determined by dividing (i) the sum of the Contingent Payment Amount and the Dividend Payment Amount for such Measurement Period by (ii) the total number of shares of Company Common Stock reflected in the Record Holder List.

    "Contingent Payment Committee" means a committee consisting of three members having the duties set forth in this Article III. The initial members will be E. Thomas Detmer, Jr., Kyle A. Lefkoff and Jeffrey H. Schutz. Any vacancy in the Contingent Payment Committee caused by the death, resignation or incapacity of a member shall be filled by agreement of the remaining members or, if there are no remaining members, by the written designation of Record Holders deemed for purposes of Article III to hold a majority of the shares of Company Common Stock.

    "Contingent Payment Target Amount" with respect to each Measurement Period, means the dollar amount set forth in Table 3.2(a) included in
  Schedule 3.2 applicable to such Measurement Period.

    "Contingent Payment Target Shortfall" for any Measurement Period means the excess, if any, of (i) the Contingent Payment Target Amount for such Measurement Period minus (ii) the Contingent Payment Amount (computed without regard to clause (ii) of the definition of Contingent Payment Amount) for such Measurement Period.

    "Contingent Share Delivery Date" with respect to a Measurement Period, means the later of (i) 75 days following the end of such Measurement Period and (ii) the date 15 days following the date on which the Contingent Payment Amount for such Measurement Period becomes binding on Parent and the Record Holders in accordance with Section 3.3, except as otherwise provided in Sections 3.8(e) and 3.11.

    "Contingent Share Earned Date" means, with respect to a Measurement Period, the first day after the end of such Measurement Period.

    "Dividend Payment Amount" for a Measurement Period means the product of
  (i) the dollar amount of quarterly cash dividends per share of Parent Common Stock with a record date on or after the Contingent Share Earned Date for such Measurement Period but prior to the Contingent Share Delivery Date for such Measurement Period times (ii) the number determined by dividing the Contingent Payment Amount for such Measurement Period by the Parent Stock Price for such Measurement Period.

    "Exceptional Event" means the occurrence prior to December 31, 2001 of any one of the following:

      (i) a final determination by the arbitrator or arbitrators selected pursuant to Section 11.16 that Parent has materially breached its obligations under Section 3.10 and that such breach has materially adversely affected the Company's opportunity to meet the Record Flow Performance Targets;

      (ii) (A) the termination by Parent or the Company of the employment with Parent or the Company of any two of E. Thomas Detmer, Jr., Peter O'Neil or William Anderson for any reason other than death, disability or "Cause" (as defined in their respective Employment Agreements) or
    (B) if any two of such persons terminate their employment by Parent or the Company within three months after the occurrence with respect to such persons of a "Termination Event" (as defined in such Employment Agreements) if, in the case of either clause (A) or (B), such termination occurs prior to December 31, 2001, in the case of Mr. Detmer, or December 31, 1999, in the case of Mr. O'Neil or Mr. Andersen;

      (iii) a Change of Control of the Company;

      (iv) the cessation by the Company (or a successor to the Company) of the business of collecting data through the use of customer response cards; or

      (v) the commencement by the Company or Parent of a voluntary case under the federal bankruptcy laws or the filing of a petition against the Company or Parent under the federal bankruptcy laws which petition is not dismissed within 90 days.

    "Measurement Period" means each of the four calendar year periods ending December 31, 1998, December 31, 1999, December 31, 2000 and December 31, 2001.

    "Parent Stock Price" with respect to a Contingent Share Delivery Date, means the average of the per share closing prices on the NYSE of Parent Common Stock (as reported in the NYSE Composite Transactions) during the ten consecutive trading days ending on the trading day which is five trading days immediately preceding such Contingent Share Delivery Date.

    "Payment Percentage" for a Measurement Period means the percentage set forth in Table 3.2(b) included in Schedule 3.2 determined to be applicable based on the Performance Percentage for such Measurement Period, except as otherwise provided in Section 3.11.

    "Performance Percentage" for a Measurement Period means the number (expressed as a percentage) determined by dividing (i) Annual Record Flow for such Measurement Period by (ii) the Record Flow Performance Target for such Measurement Period.

    "Qualifying Records" means customer response cards (which may be in electronic form) which (i) have been designed and developed by the Company (or are cards not designed and developed by the Company, but are determined by Parent, in its sole discretion, to be in substantially the same form as those designed and developed by the Company, provided that such cards are received by the Company no later than six months following the date of the consumer purchase transaction date associated with such cards and, provided further, that the Company shall be given the right to use and the exclusive right to market all of the demographic and behavioral data from such cards), (ii) seek responses from purchasers of clients' products or services, (iii) seek certain demographic and behavioral information, (iv) contain Acceptable Consumer Disclosure, and (v) are received by the Company with at least the name and address information completed; provided that records that contain a non-United States address and multiple records from the same person for the same product shall not be deemed Qualifying Records.

    "Record Flow Performance Target" with respect to a Measurement Period, means the target for Annual Record Flow for such Measurement Period as set forth in Table 3.2(a) included in Schedule 3.2.

    "Record Holder" means a holder of Company Common Stock, Company Stock Options or Company Warrants at the Effective Time who shall be deemed, for purposes of this Article III, to be the holder of that number of shares of Company Common Stock as follows: a holder of Company Common Stock shall be deemed to be the Record Holder of that number of shares equal to the number of shares of Company

  Common Stock (other than Dissenting Shares) held by such holder at the Effective Time; a holder of Company Stock Options shall be deemed to be the Record Holder of the number of shares of Company Common Stock equal to the number of shares of Company Common Stock issuable upon exercise of such Company Stock Options immediately prior to the Effective Time; and a holder of Company Warrants shall be deemed to be the Record Holder of the number of shares of Company Common Stock equal to the number of shares of Company Common Stock issuable upon exercise of the Company Warrants immediately prior to the Effective Time. A certificate as to the names and holdings of the Record Holders, certified by the Secretary of the Company and agreed upon by Parent and the Contingent Payment Committee shall be delivered at Closing (the "Record Holder List"). Parent shall be entitled to rely on such Record Holder List, as it may be amended from time to time by the Contingent Payment Committee to reflect changes due to the disposition of Dissenting Shares and transfers in accordance with Section 3.6, with respect to the names and respective holdings of such persons.

    "Warrant Record Holder" means a holder of Company Warrants at the Effective Time who shall be deemed to be a Warrant Record Holder of that number of shares of Company Common Stock equal to the number of Shares of Company Common Stock issuable upon exercise of the Company Warrants immediately prior to the Effective Time.

  3.2. Target Performance Criteria. (a) The Record Flow Performance Target and the Contingent Payment Target Amount for each of the Measurement Periods are set forth in Table 3.2(a) included in Schedule 3.2.

  (b) The Payment Percentage for each Measurement Period shall be determined by reference to the Performance Percentage for such Measurement Period, as determined in accordance with Table 3.2(b) included in Schedule 3.2.

  3.3. Determination of Contingent Payments. (a) Not later than 30 days following the end of each Measurement Period, Parent shall deliver to the Contingent Payment Committee a certificate of Parent (each such certificate being referred to as a "Preliminary Contingent Payment Report") setting forth Parent's determination with respect to such Measurement Period of:

    (i) the Annual Record Flow for such Measurement Period;

    (ii) the Performance Percentage for such Measurement Period;

    (iii) the Payment Percentage for such Measurement Period; and

    (iv) the Contingent Payment Amount for such Measurement Period.

  (b) Promptly following receipt of the Preliminary Contingent Payment Report, the Contingent Payment Committee may review the same and, within 30 days after the date of such receipt, may deliver to Parent a certificate setting forth its objections to the determinations set forth in the Preliminary Contingent Payment Report, together with a summary of the reasons therefor and calculations which, in its view, are necessary to eliminate such objections. If the Contingent Payment Committee does not so object within such 30-day period, the determinations set forth in the Preliminary Contingent Payment Report shall be final and binding on Parent and each of the Record Holders.

  (c) If the Contingent Payment Committee so objects within such 30-day period, Parent and the Contingent Payment Committee shall use their reasonable efforts to resolve by written agreement (the "Agreed Adjustments") any differences as to the determinations set forth in the Preliminary Contingent Payment Report and, if the Contingent Payment Committee and Parent so resolve any such differences, the determinations set forth in the Preliminary Contingent Payment Report as adjusted by the Agreed Adjustments shall be final and binding on Parent and each of the Record Holders.

  (d) If any objections timely raised by the Contingent Payment Committee are not resolved by Agreed Adjustments within the 15-day period next following such 30-day period, then Parent and the Contingent

Payment Committee shall submit the objections that are then unresolved to the Accounting Firm which shall be directed by Parent and the Contingent Payment Committee to seek to resolve the unresolved objections as promptly as reasonably practicable and to deliver written notice to each of Parent and the Contingent Payment Committee setting forth its resolution of the disputed matters, and the determinations set forth in the Preliminary Contingent Payment Report as adjusted by the Agreed Adjustments and by its resolution of such objections shall be final and binding on Parent and each of the Record Holders. All objections shall be resolved no later than four years and 11 months after the Closing Date.

  (e) The parties hereto shall make available to Parent, the Contingent Payment Committee (and its respective representatives) and, if applicable, the Accounting Firm, such books, records and other information as any of the foregoing may reasonably request to prepare or review any Preliminary Contingent Payment Report or any matters submitted to the Accounting Firm.

  (f) The fees and expenses of the Accounting Firm shall be paid by Parent if the determination by the Accounting Firm of the unresolved objections submitted to it pursuant to Section 3.3(d) was closer to the position taken by the Contingent Payment Committee than to the position taken by Parent and shall be paid by the Record Holders if the determination by the Accounting Firm of the unresolved objections submitted to it pursuant Section 3.3(d) was closer to the position taken by Parent than to the position taken by the Contingent Payment Committee. Any fees and expenses payable by the Record Holders pursuant to this Section 3.3(f) shall be, to the extent available, paid and offset against any amounts otherwise payable to Record Holders.

  3.4. Delivery and Valuation of Contingent Shares. (a) On each Contingent Share Delivery Date or as promptly as practicable thereafter, Parent shall deposit with the Exchange Agent in trust for the Record Holders certificates representing the total number of Contingent Shares, if any, to be paid on such Contingent Share Delivery Date pursuant to this Article III.

  (b) On each Contingent Share Delivery Date, each Record Holder shall be entitled to receive, with respect to each share of Company Common Stock deemed to be held by such Record Holder according to the Record Holder List, the number of validly issued, fully paid and nonassessable shares of Parent Common Stock determined by dividing (i) the Contingent Payment Amount Per Share for the applicable Measurement Period by (ii) the Parent Stock Price for such Measurement Period.

  (c) In the event of any reclassification, stock split or stock dividend with respect to the Parent Common Stock, any change of the Parent Common Stock into other securities or any other dividend or distribution with respect to the Parent Common Stock, other than quarterly cash dividends, as the same may be adjusted from time to time in the ordinary course, or if a record date with respect to any of the foregoing should occur after a Contingent Share Earned Date and prior to a Contingent Share Delivery Date, the number of shares determined in accordance herewith shall be appropriately adjusted so as to afford the equitable benefit of such changes to the Record Holders.

  (d) Unless and until certificates for Contingent Shares shall be delivered to the Record Holders, no dividends payable to holders of record of shares of Parent Common Stock shall be paid to the Record Holders with respect to such Contingent Shares, but there shall be paid to the Record Holders (i) upon such delivery to the Record Holders or as soon as practicable thereafter, dividends, without interest, with a record date on or after the relevant Contingent Share Delivery Date and a payment date prior to the date of delivery of such certificate to the Record Holder; and (ii) at the appropriate payment date or as soon as practicable thereafter, the dividends, without interest, with a record date prior to the delivery of the certificate to the Record Holders, but on or after the applicable Contingent Share Delivery Date, and a payment date subsequent to such delivery.

  (e) The Exchange Agent shall deliver any certificates representing Contingent Shares payable to the Record Holders pursuant to this Article III to the Record Holders at the addresses of the Record Holders as they appeared on the stock records of the Company at the Effective Time or such other addresses as the Record Holders shall provide to the Exchange Agent by written notice. No fractional shares of Parent Common Stock shall be issued or delivered pursuant to this Article III. In lieu of any fractional shares, any Record Holder otherwise entitled hereunder to receive fractional shares of Parent Common Stock but for this Section 3.4(e) will be entitled hereunder to receive instead a cash payment in lieu thereof, without interest, in an amount equal to (i) the fraction of a share to which such Record Holder would otherwise have been entitled multiplied by (ii) the Parent Stock Price with respect to the applicable Contingent Share Delivery Date.

  3.5. Contingent Payment Committee. By accepting any consideration under this Agreement each Record Holder shall be deemed to have agreed as follows:

    (a) The Record Holders irrevocably appoint and authorize the Contingent Payment Committee to act as their agent hereunder with such powers as are delegated hereunder to the Contingent Payment Committee, together with such other powers as are incidental thereto, and to take such other actions in connection with the foregoing as the Contingent Payment Committee may deem necessary or appropriate, including without limitation, agreeing to any adjustments to the definitions contained in this Article III or to the tables contained in Schedule 3.2. The Contingent Payment Committee (i) shall have no duties or responsibilities except as expressly set forth herein, (ii) shall not be responsible in its capacity as the Contingent Payment Committee for any recitals, statements, representations or warranties contained herein, or in any certificate or other document referred to herein, the validity, effectiveness or enforceability of this Agreement, the failure of the Company to achieve any targets, or the failure of any party to perform any of its obligations hereunder, (iii) shall not be required to initiate or conduct any litigation or collection proceedings, and (iv) shall not be responsible for any action taken or omitted to be taken hereunder, except for, in the case of any member of the Contingent Payment Committee, his own gross negligence or willful misconduct. The Contingent Payment Committee may consult with legal counsel, independent public accountants and other experts selected by it at the sole expense of the Record Holders, and shall not be liable for any action taken or omitted to be taken in good faith by them in accordance with the advice of such counsel, independent public accountants or experts.

    (b) The Contingent Payment Committee shall be entitled to rely upon any certification, notice or other communication believed by it to be genuine and correct and to have been signed or sent by or on behalf of the proper Person or Persons and delivered in accordance with this Agreement. The Contingent Payment Committee shall not be required to take any action which shall expose the members thereof to personal liability or which is contrary to this Agreement or applicable law.

    (c) The Contingent Payment Committee shall not be deemed to have knowledge or notice of the occurrence of any event unless they shall have received written notice thereof in accordance with this Agreement.

    (d) The Record Holders agree to indemnify the Contingent Payment Committee ratably in accordance with their proportionate interests in the Contingent Payment Amounts for any and all Losses and Expenses of any kind and nature whatsoever that may be imposed on, incurred by or asserted against the Contingent Payment Committee in its capacity as such in any way relating to or arising out of this Agreement or the transactions contemplated hereby, including the enforcement of any of the terms hereof, and the Contingent Payment Committee shall be entitled to direct Parent to make any future Contingent Payment Amounts to the Contingent Payment Committee to the extent of such Losses and Expenses.

    (e) Parent and the Company shall be entitled to rely on any and all action taken by the Contingent Payment Committee under this Agreement without any liability to, or obligation to inquire of, any of the Record Holders, and shall be entitled to rely on any written action purporting on its face to be an action of the Contingent Payment Committee and signed by any two members of the Contingent Payment Committee as an action of the Contingent Payment Committee.

  3.6. Assignability. The right of each Record Holder to receive shares of Parent Common Stock pursuant to this Agreement may not be assigned or transferred in any manner whatsoever except by operation of law or by will. In no event shall any right to Contingent Shares pursuant to this Article III be evidenced by negotiable certificates of any kind.

  3.7. Maximum Number of Contingent Shares; Maximum Aggregate Contingent Payment Amounts. (a) The aggregate number of Contingent Shares to which Common Record Holders shall be entitled pursuant to the terms of this Article III shall not exceed the number of Fixed Shares received by such Common Record Holders pursuant to Section 2.2(d)(i), and the aggregate number of Contingent Shares to which Common Record Holders and Warrant Record Holders shall be entitled pursuant to the terms of this Article III shall not exceed the number of Fixed Shares. The number of Fixed Shares received by Common Record Holders and the total number of Fixed Shares shall be specified separately in a certificate mutually agreed by the parties hereto and delivered at the Closing. Such certificate, as so delivered, shall be deemed to form a part of this Agreement. The maximum number of Contingent Shares is subject to adjustment pursuant to Section 3.4(c).

  (b) The aggregate Contingent Payment Amount to which Record Holders shall be entitled pursuant to the terms of this Article III shall not exceed the excess of (i) the amount specified in Schedule 3.2 as the maximum aggregate Contingent Payment Amount minus (ii) the aggregate Contingent Payment Target Shortfalls for all Measurement Periods (it being understood that nothing in this Section 3.7(b) requires Record Holders to return to the Company or Parent any shares of Parent Common Stock delivered to Record Holders with respect to any Measurement Period on account of Contingent Payment Target Shortfalls that occur in any Measurement Period subsequent to such Measurement Period).

  3.8. Right of Offset.

  (a) Subject to the provisions of this Section 3.8, Parent shall have the right to offset against, and reduce the amounts otherwise payable in respect of, the Contingent Payment Amount for any Measurement Period (including, without limitation, any Measurement Period ending after the occurrence of an Exceptional Event):

    (i) the aggregate of any Losses and Expenses incurred by any Parent Group Member in connection with or arising from any breach or failure to perform by the Company of any of its agreements, covenants or obligations in this Agreement required to be performed on or prior to the Effective Date;

    (ii) the aggregate of any Losses and Expenses incurred by any Parent Group Member in connection with or arising from any breach of any warranty as of the Effective Date or the inaccuracy as of the Effective Date of any representation or warranty contained or referred to in this Agreement or any certificate delivered by or on behalf of the Company pursuant hereto;

    (iii) the amount determined pursuant to Section 8.1(h);

    (iv) the aggregate legal and accounting expenses (including fees, expenses and disbursements) incurred by the Company in connection with the preparation, negotiation, execution and delivery of this Agreement and the consummation of the Merger to the extent such legal and accounting expenses exceed $125,000;

    (v) the fees and expenses of the Accounting Firm as and to the extent provided in Section 3.3(f); and

    (vi) the fees payable to Wallach in excess of the amounts specified in
  Schedule 5.25.

  (b) No amounts shall be offset against or reductions made pursuant to
Section 3.8(a)(i) or (ii) until the aggregate amount of Losses and Expenses incurred by the Parent Group Members under Section 3.8(a)(i) or (ii) exceeds $250,000, in which case the aggregate amount of all Losses and Expenses incurred by the Parent Group Members under Section 3.8(a)(i) or (ii) in excess of $250,000 may be offset pursuant to Section 3.8(a)(i) or (ii).

  (c) The right of offset provided for in this Section 3.8 shall continue until the obligations of Parent to make any contingent payments under Article III shall have been satisfied; provided, that the rights of offset under
Section 3.8(a)(ii) shall terminate on the eighteen month anniversary of the Effective Time with respect to all representations and warranties in this Agreement or in any certificate delivered pursuant hereto (other than with respect to the representations and warranties contained in Section 5.1(b),
(c), (d) or (e) or 5.7, which shall continue as provided above), except that such rights shall continue as to any Loss or Expense of which any Parent Group Member has notified the Contingent Payment Committee in accordance with the requirements of this Section 3.8 on or prior to the date such offset rights would otherwise terminate in accordance with this

Section 3.8, as to which such offset rights shall continue until the rights to offset and the amount of the offset shall have been determined pursuant to this Section 3.8.

  (d) Any claim on account of Losses and Expenses which is not a Third Party Claim (as defined below) shall be asserted by written notice (an "Offset Claim Notice") given by Parent to the Contingent Payment Committee. An Offset Claim Notice in respect to any action at law or suit in equity by a third party as to which offset will be sought ("Third Party Claim") shall be given promptly after the action, suit, investigation, or proceeding is commenced; provided, that failure to give such notice shall not prejudice Parent hereunder, unless such failure shall have materially prejudiced the Record Holders. Any Offset Claim Notice shall describe in reasonable detail the facts giving rise to a claim for offset hereunder, the amount or method of computation of the amount of such claim, and a reference to the provision of this Agreement giving rise to such claim. The Contingent Payment Committee shall have a period of 30 days within which to respond thereto. If the Contingent Payment Committee does not respond within such 30 day period, the Contingent Payment Committee shall be deemed to have accepted the claim for offset and shall have no further right to contest the validity of such claim. If the Contingent Payment Committee does respond within such 30-day period and rejects such claim in whole or in part, the dispute shall be resolved: (i) by the written agreement between Parent and the Contingent Payment Committee; (ii) by binding arbitration pursuant to Section 11.16; or (iii) by any other means to which Parent and the Contingent Payment Committee shall agree. All disputes shall be resolved no later than four years and eleven months after the Closing Date.

  (e) If any Offset Claim Notice received by the Contingent Payment Committee remains unresolved on a Contingent Share Delivery Date, the portion of the Contingent Payment Amount, if any, which is not subject to any claim of offset shall be paid in accordance with this Article III. Following the final determination of the amount of offset pursuant to the procedures specified in
(d) above, any remaining Contingent Payment Amount (without interest) which shall have been determined to be not subject to offset shall be paid promptly in accordance with this Article III, except that for purposes of any delivery of Contingent Shares in respect of such unresolved claims after such Contingent Share Delivery Date, "Parent Stock Price" shall be determined by reference to the 10 consecutive trading days ending five trading days immediately preceding such subsequent date of delivery; "Contingent Payment Amount" shall mean the remaining portion of the Contingent Payment Amount due to Record Holders; and "Contingent Share Delivery Date" shall mean the date designated by Parent no later than 15 days following the final determination of the remaining Contingent Payment Amount due.

  (f) Parent shall have the obligation to conduct and control, through counsel of its choosing, the defense, compromise or settlement of any Third Party Claim as to which offset will be sought by Parent hereunder; provided, that the Contingent Payment Committee may participate, through counsel chosen by it and at its own expense, in the defense of any such claim, action or suit; and provided, further, that Parent shall not, without the written consent of the Contingent Payment Committee (which written consent shall not be unreasonably withheld), pay, compromise or settle any such claim, action or suit, except that no such consent shall be required if, following a written request from Parent, the Contingent Payment Committee shall fail, within 14 days after the making of such request, to acknowledge and agree in writing that, if such claim, action or suit shall be adversely determined, Parent can offset Losses and Expenses relative to such claim, action or suit as provided in this
Section 3.8; and provided, further, that if Parent does not conduct the defense of any such Third Party Claim, the Contingent Payment Committee shall have the right to do so, at the expense of Parent, but, in such case, the Contingent Payment Committee shall not, without the written consent of Parent (which consent shall not be unreasonably withheld), compromise or settle such claim, action or suit. Notwithstanding the foregoing, Parent shall have the right to pay, settle or compromise any such claim, action or suit without such consent, provided that in such event Parent shall waive any right to offset therefor hereunder unless such consent is unreasonably withheld.

  (g) Except for remedies which cannot be waived as a matter of law, including, without limitation remedies for fraud, if the Closing occurs, the exclusive remedy of Parent on account of the matters described in Section 3.8(a)(i) through (vi) shall be the rights set forth in this Section 3.8.

  3.9. Time Limit. Notwithstanding any other provision of this Agreement, no later than five years after the Effective Time, Parent will transfer to the Exchange Agent in trust for the Record Holders, and the Exchange Agent will transfer to the Record Holders, certificates representing the total number of Contingent Shares to be paid, if any, pursuant to this Article III; and in no event will any Contingent Shares be issued to a Record Holder more than five years after the Effective Date.

  3.10. Operation of the Business of the Company After the Effective Time. During the period subsequent to the Effective Date and prior to December 31, 2001, Parent shall operate or cause the business of the Company to be operated in conformity with sound business practices and shall make and cause to be made all business decisions with respect to the business of the Company in good faith. It is the current intention of Parent to provide the Company with a reasonable opportunity to meet the Record Flow Performance Targets for each of the Measurement Periods.

  3.11. Contingent Payments Following Exceptional Events. (a) If an Exceptional Event shall occur after the Effective Date and on or prior to December 31, 1997, or during the first Measurement Period, then the Payment Percentage for each Measurement Period shall be deemed to be 100%.

  (b) If an Exceptional Event shall occur during any Measurement Period (other than the first Measurement Period), then the Payment Percentage for each Measurement Period not completed prior to the occurrence of such Exceptional Event shall be the percentage set forth in Table 3.2(b) determined to be applicable based on a Performance Percentage equal to the lesser of (i) 100% or (ii) the average of the Performance Percentages for all Measurement Periods completed prior to the occurrence of such Exceptional Event.

  (c) If an Exceptional Event shall occur, then, notwithstanding Section 3.3, the Contingent Share Delivery Date with respect to each Measurement Period ending after the date of the occurrence of such Exceptional Event shall be such date no later than 15 days after the end of such Measurement Period as shall be designated by Parent, provided that if the Exceptional Event is an event described in clause (iii), clause (iv) (unless the cessation of business described in such clause has occurred following a change in regulatory requirements that in the reasonable judgment of Parent has made it inadvisable for the Company to continue such business) or clause (v) of the definition of Exceptional Event, the Contingent Payment Committee may, by notice to Parent within 15 days following the occurrence of such Exceptional Event, elect, on behalf of all Record Holders, to have there be a single Contingent Share Delivery Date, which date shall be no later than 15 days following Parent's receipt of such notice, and for the Record Holders to receive in the aggregate, in lieu of all amounts otherwise payable under this Article III after the date of such Exceptional Event, the number of shares of Parent Common Stock determined by dividing (i) an amount equal to the present value (using a discount rate determined in accordance with Schedule 3.11) of the Contingent Payment Amounts otherwise payable following such Exceptional Event in the absence of the election under this proviso by (ii) the Parent Stock Price.

  3.12. Delivery of Only Parent Common Stock. Except as provided in Sections 3.4(d) (relating to dividends with a record date on or after the applicable Contingent Share Delivery Date) and 3.4(e) (relating to cash in lieu of fractional shares), but otherwise notwithstanding anything to the contrary in this Article III, in no event shall any consideration be delivered to Record Holders pursuant to this Article III other than in the form of Parent Common Stock.

                                  ARTICLE IV

                                    Closing

  4.1. Closing Date. The Closing of the Merger (the "Closing") shall take place at the offices of Holland & Hart LLP, 555 17th Street, Suite 3200, Denver, Colorado at 10:00 A.M., local time, no later than the third business day after which each of the conditions set forth in Article IX shall have been (and continue to be) fulfilled or waived, or at such other time and place as Parent and the Company may agree in writing. The date on which the Closing is actually held is hereinafter sometimes referred to as the "Closing Date."

  4.2. Filing Articles of Merger and Effectiveness. Subject to the fulfillment or waiver of the conditions to the respective obligations of each of the parties set forth in Article IX, as the case may be, at the Closing the parties shall cause the Merger to be consummated by filing Articles of Merger (which shall be in form and substance reasonably satisfactory to the parties hereto), executed and acknowledged in accordance with the laws of the State of Colorado, in the office of the Secretary of State of the State of Colorado. The Merger shall become effective upon such filing as provided by the CBCA. The date and time on such date of effectiveness of the Merger are herein called, respectively, the "Effective Date" and the "Effective Time."

  4.3. Parent's Deliveries. Subject to fulfillment or waiver of the conditions set forth in Article IX, at the Effective Time Parent shall deliver to the Company all of the following:

    (a) a copy of the Certificate of Incorporation of Parent, certified as of a recent date by the Secretary of State of the State of Delaware;

    (b) a certificate of good standing of Parent, issued as of a recent date by the Secretary of State of the State of Delaware;

    (c) a certificate of the Secretary or an Assistant Secretary of Parent, dated the Effective Date, in form and substance reasonably satisfactory to the Company, as to (i) no amendments to the Certificate of Incorporation of Parent since a specified date; (ii) the By-laws of Parent; (iii) the resolutions of the Board of Directors (or Committee thereof) of Parent authorizing the execution and performance of this Agreement and the transactions contemplated herein; and (iv) the incumbency and signatures of the officers of Parent executing this Agreement and any Parent Ancillary Agreement;

    (d) an opinion of Sidley & Austin, counsel to Parent and Mergerco, dated the Effective Date and in form and substance reasonably satisfactory to the Company;

    (e) the Employment Agreements duly executed by Parent; and

    (f) the certificate contemplated by Section 9.2, duly executed by the President or any Vice President of Parent.

  4.4. Mergerco's Deliveries. Subject to fulfillment or waiver of the conditions set forth in Article IX, at the Effective Time Mergerco shall deliver to the Company all of the following:

    (a) a copy of the Articles of Incorporation of Mergerco certified as of a recent date by the Secretary of State of the State of Colorado;

    (b) a certificate of good standing of Mergerco, issued as of a recent date by the Secretary of State of the State of Colorado;

    (c) a certificate of the Secretary or an Assistant Secretary of Mergerco, dated the Effective Date, in form and substance reasonably satisfactory to the Company, as to (i) no amendments to the Articles of Incorporation of Mergerco since a specified date; (ii) the By-laws of Mergerco; (iii) the resolutions of the Board of Directors (or Committee thereof) of Mergerco authorizing the execution and performance of this Agreement and the transactions contemplated herein and the written consent of Parent as sole shareholder of Mergerco approving this Agreement in accordance with Article 107, Section 104 of the CBCA; and (iv) the incumbency and signatures of the officers of Mergerco executing this Agreement; and

    (d) the certificate contemplated by Section 9.2, duly executed by the President or any Vice President of Mergerco.

  4.5. The Company's Deliveries. Subject to fulfillment or waiver of the conditions set forth in Article IX, at the Effective Time the Company shall deliver to Parent all of the following:

    (a) a copy of the Articles of Incorporation of the Company, certified as of a recent date by the Secretary of State of the State of Colorado;

    (b) a certificate of good standing of the Company, issued as of a recent date by the Secretary of State of the State of Colorado;

    (c) a certificate of the Secretary or an Assistant Secretary of the Company, dated the Effective Date, in form and substance reasonably satisfactory to Parent, as to (i) no amendments to the Articles of Incorporation of the Company since a specified date; (ii) the By-laws of the Company; (iii) the resolutions of the Board of Directors of the Company authorizing the execution and performance of this Agreement, adoption of the Plan of Merger and the transactions contemplated herein in accordance with Article 107, Section 103 of the CBCA; (iv) approval by the shareholders of the Company of the Plan of Merger in accordance with
  Article 107, Section 103 of the CBCA; and (v) the incumbency and signatures of the officers of the Company executing this Agreement and any Seller Ancillary Agreement;

    (d) An opinion of Holland & Hart LLP, counsel to the Company, dated the Effective Date and in form and substance reasonably satisfactory to Parent;

    (e) all consents, waivers or approvals obtained by the Company with respect to the consummation of the transactions contemplated by this Agreement;

    (f) the Employment Agreements duly executed by E. Thomas Detmer, Jr., William Anderson and Peter A. O'Neil;

    (g) resignations of each of the directors of the Company, effective as of the Effective Time;

    (h) the certificates contemplated by Section 9.3, duly executed by the President or any Vice President of the Company;

    (i) the statement and notification (relating to FIRPTA) as provided pursuant to Section 9.3(f);

    (j) copies of the written acknowledgments of the holders of Company Warrants and Company Stock Options to be delivered pursuant to Sections 9.3(i) and 9.3(j);

    (j) copies of the affiliate letters to be delivered pursuant to Sections 9.3(k); and

    (k) evidence of the termination of the Loan and Security Agreement referred to in Section 9.3(l) and the release of all Encumbrances arising thereunder.

                                   ARTICLE V

                 Representations and Warranties of the Company

  As an inducement to Parent and Mergerco to enter into this Agreement and to consummate the transactions contemplated hereby, the Company represents and warrants to Parent and Mergerco:

  5.1. Organization and Capital Structure. (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado. The Company is duly qualified to transact business as a foreign corporation and is in good standing in each of the jurisdictions listed in Schedule 5.1(A), which are the only jurisdictions in which the ownership or leasing of its assets or the conduct of its business requires such qualification, and no other jurisdiction has demanded, requested or, to the best of the Company's knowledge, otherwise indicated that the Company is required so to qualify. The Company has full corporate power and authority to own or lease and to operate and use its assets and to carry on its business as now conducted. True and complete copies of the Articles of Incorporation and all amendments thereto and of the By-laws, as amended, of the Company have been delivered to Parent.

  (b) The authorized capital of the Company consists of 1,000,000 shares of Company Common Stock, no par value, of which (i) 476,803 shares of Company Common Stock have been issued and are outstanding, (ii) no shares of Company Common Stock are held as treasury shares, (iii) 100,287 shares of Company Common Stock are reserved for future issuance pursuant to outstanding Company Warrants, (iv) 102,400 shares of Company Common Stock are reserved for future issuance pursuant to outstanding stock options, and (v) 20,510 shares of

Company Common Stock are reserved for issuance pursuant to options available for grant under the Company's 1992 Stock Option Plan, each as set forth in
Schedule 5.1(B), and shares of Preferred Stock, no par value, none of which is issued and outstanding or reserved for any purpose.

  (c) All of the Company Common Stock, Company Warrants and Company Stock Options are held of record and, to the knowledge of the Company, beneficially by the holders and in the amounts identified in Schedule 5.1(C). Schedule 5.1(C) also sets forth, as of the date hereof, the "warrant price" per share of each Company Warrant and the exercise price per share of each Company Stock Option. The initial exercise price per share of each Company Stock Option was not less than 25% of the fair market value of a share of Company Common Stock on the effective date of grant. True and complete copies of the stock record books and other securities transfer records, Company Stock Option agreements, and Company Warrant certificates of the Company have been delivered to Parent.

  (d) Except for the Company Stock Options and Company Warrants and except as set forth in Schedule 5.1(D), there are no agreements, arrangements, options, warrants, calls, rights or commitments of any character to which the Company is a party relating to the issuance, sale, purchase or redemption of any shares of capital stock or other equity interest of the Company, whether on conversion of other securities or otherwise. Except as set forth in Schedule 5.1(D), none of the issued and outstanding shares of capital stock of the Company has been issued in violation of, or is subject to, any preemptive or subscription rights. Except as set forth in this Agreement and in Schedule 5.1(D), the Company is not a party to any shareholder agreement, voting trust agreement or any other similar contract, agreement, arrangement, commitment, plan or understanding restricting or otherwise relating to the voting, dividend, ownership or transfer rights of any shares of capital stock of the Company.

  (e) All of the outstanding shares of Company Common Stock are validly issued, fully paid and nonassessable. All of the outstanding Company Warrants and, Company Stock Options are legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at laws).

  (f) True and complete copies of the minute books of the Company have been delivered to Parent. Without limiting the generality of the foregoing, the minute books of the Company contain complete and accurate records of all meetings held of, and corporate actions taken by, the shareholders, board of directors and committees of the board of directors of the Company, and no such meetings have been held for which minutes have not been prepared or are not contained in such minute books, except for meetings of the board of directors or committees thereof at which no material corporate action was taken.

  (g) The Company is its sole own "ultimate parent entity" (as defined in 16 C.F.R. (S)801.1(a)(3) (1996)). The "person" (as defined in 16 C.F.R.
(S)801.1(a)(1) (1996)) of which the Company is the sole "ultimate parent entity" (as defined above) does not have "annual net sales" (as defined in 16 C.F.R. (S)801.11 (1996) or "total assets" (as defined in 16 C.F.R. (S)801.11
(1996)) of $10,000,000 or more.

  5.2. Subsidiaries. Except as set forth in Schedule 5.2, the Company does not, directly or indirectly, (i) own, of record or beneficially, any outstanding voting securities or other equity interests in any corporation, partnership, limited liability company, joint venture or other entity or (ii) control any corporation, partnership, joint venture or other entity.

  5.3. Authority. (a) The Company has full corporate power and authority to execute, deliver and perform this Agreement and all of the Company Ancillary Agreements. The execution, delivery and performance of this Agreement and the Company Ancillary Agreements by the Company have been duly authorized and approved by the Company's board of directors and, except for approval of the Plan of Merger by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Shareholder Meeting and the filing contemplated by Section 4.2, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Company and is the legal, valid and binding obligation of the Company enforceable in accordance with its terms, and each of the Company Ancillary Agreements has been duly authorized by the Company and upon execution and delivery by the Company will be a legal, valid and binding obligation of the Company enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

  (b) Except as set forth in Schedule 5.3(B), neither the execution and delivery of this Agreement or any of the Company Ancillary Agreements or the consummation of any of the transactions contemplated hereby or thereby nor compliance with or fulfillment of the terms, conditions and provisions hereof or thereof will:

    (i) conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights under, or result in the creation or imposition of any Encumbrance upon, any of the Company's assets, under (1) the Articles of Incorporation of the Company, (2) any Company Agreement, (3) any other material note, instrument, agreement, mortgage, lease, license, franchise, permit or other authorization, right, restriction or obligation to which the Company is a party or any of their respective assets or business is subject or by which the Company is bound, (4) any Court Order to which the Company is a party or any of its assets or business is subject or by which the Company is bound, or (5) any Requirements of Laws affecting the Company or its assets or business; or

    (ii) require the approval, consent, authorization or act of, or the making by the Company of any declaration, filing or registration with, any Person, except as provided in Section 4.2.

  5.4. Financial Statements. Schedule 5.4 contains (a) the balance sheets of the Company as of December 31, 1996, 1995, 1994 and 1993 and the related statements of operations (the "Audited Statements of Operations"), shareholders' equity and cash flows for each of the years then ended, together with the appropriate notes to such financial statements, accompanied by the report thereon of Arthur Andersen, independent public accountants, and in the case of 1993, the report of Brenner, Gleasen and Hogan, independent public accountants, (the "Audited Financial Statements") and (b) the unaudited balance sheet of the Company as of March 31, 1997 and the related unaudited statements of operations, shareholders' equity and cash flows for the three months then ended (the "Unaudited Financial Statements". Except as disclosed in the notes thereto and except, in the case of the Unaudited Financial Statements, the omission of footnote disclosures and normal year-end adjustments, the Audited Financial Statements and the Unaudited Financial Statements have been prepared in conformity with generally accepted accounting principles consistently applied and fairly present in all material respects the financial position of the Company at the dates of such balance sheets and the results of its operations and cash flows for the respective periods indicated. Except as set forth in Schedule 5.4 or in the Unaudited Financial Statements, the Unaudited Financial Statements include all adjustments, which consist only of normal recurring accruals, necessary for such fair presentation, other than normal year-end audit adjustments. None of the financial statements referred to in this Section 5.4 contains any material items of special or nonrecurring income except as expressly specified therein. All costs and expenses incurred in generating the revenues reflected in the Audited Statements of Operations during the respective periods covered thereby which are required by generally accepted accounting principles to be reflected in the Audited Statements of Operations are so reflected.

  5.5. Operations Since Balance Sheet Date. (a) Except as set forth in
Schedule 5.5(A), since the Balance Sheet Date, there has been:

    (i) no Material Adverse Effect with respect to the Company; and

    (ii) no damage, destruction, loss or claim, whether or not covered by insurance, or condemnation or other taking adversely affecting in any material respect any of the Company's assets or its business.

  (b) Except as set forth in Schedule 5.5(B), since the Balance Sheet Date, the Company has conducted its business only in the ordinary course and in conformity with past practice. Without limiting the generality of the foregoing, since the Balance Sheet Date, except as set forth in such Schedule, the Company has not:

    (i) ssued, delivered or agreed (conditionally or unconditionally) to issue or deliver, or granted any option, warrant or other right to purchase, any of its capital stock or other equity interest or any security convertible into its capital stock or other equity interest;

    (ii) ssued, delivered or agreed (conditionally or unconditionally) to issue or deliver any of its bonds, notes or other debt securities, or borrowed or agreed to borrow any funds, or entered into, as lessee, any capitalized lease obligations (as defined in Statement of Financial Accounting Standards No. 13), other than in the ordinary course of business consistent with past practice;

    (iii) paid any obligation or liability (absolute or contingent) other than current liabilities reflected on the Balance Sheet and current liabilities incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice;

    (iv) declared or made, or agreed to declare or make, any payment of dividends or distributions to its shareholders or purchased or redeemed, or agreed to purchase or redeem, any of its capital stock or other equity interest, except in each case as provided herein;

    (v) except in the ordinary course of business consistent with past practice, made or permitted any material amendment or termination of any Company Agreement;

    (vi) undertaken or committed to undertake capital expenditures exceeding $25,000 for any single project or related series of projects;

    (vii) made charitable donations in excess of $5,000 in the aggregate;

    (viii) sold, leased (as lessor), transferred or otherwise disposed of (including any transfers from the Company to any shareholder or any Affiliates of any shareholder), or mortgaged or pledged, or imposed or suffered to be imposed any Encumbrance on, any of the assets reflected on the Balance Sheet or any assets acquired by the Company after the Balance Sheet Date, except for inventory and minor amounts of personal property sold or otherwise disposed of for fair value in the ordinary course of its business consistent with past practice and except for Permitted Encumbrances;

    (ix) cancelled any debts owed to or claims held by the Company (including the settlement of any claims or litigation) other than in the ordinary course of its business consistent with past practice;

    (x) instituted any increase in any compensation to any employee of the Company or in any profit-sharing, bonus, incentive, deferred compensation, insurance, pension, retirement, medical, hospital, disability, welfare or other benefits made available to employees of the Company;

    (xi) made any change in the accounting principles and practices used by the Company from those applied in the preparation of the Balance Sheet and the related statements of operations, shareholder's equity and cash flow for the twelve months ended on the Balance Sheet Date;

    (xii) prepared or filed any Tax Return inconsistent with past practice or, on any such Tax Return, taken any position, made any election, or adopted any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including, without limitation, positions, elections or methods which would have the effect of deferring income to periods after the Effective Time or accelerating deductions to periods prior to the Effective
  Time); or

    (xiii) entered into or become committed to enter into any other material transactions except in the ordinary course of business consistent with past practice.

  5.6. No Undisclosed Liabilities. Except as set forth in Schedule 5.6, the Company is not subject to any liability (including, without limitation, unasserted claims, whether known or unknown), whether absolute, contingent, accrued or otherwise, which is not shown or which is in excess of amounts shown or reserved for in the Balance Sheet, other than liabilities of the same nature as those set forth in the Balance Sheet and the notes thereto and reasonably incurred in the ordinary course of its business consistent with past practice after the Balance Sheet Date.

  5.7. Taxes. (a) Except as set forth on Schedule 5.7(A), (i) each of the Company and each Company Group has filed all Tax Returns required to be filed;
(ii) all such Tax Returns are complete and accurate and disclose all Taxes required to be paid by the Company and each Company Group for the periods covered thereby and all Taxes shown to be due on such Tax Returns have been timely paid; (iii) all Taxes (whether or not shown on any Tax Return) owed by the Company or any Company Group have been timely paid; (iv) none of the Company or any member of any Company Group has waived or been requested to waive any statute of limitations in respect of Taxes which waiver is currently in effect; (v) no Tax Returns referred to in clause (i) have been examined by any taxing authority; (vi) there is no action, suit, investigation, audit, claim or assessment pending or, to the knowledge of the Company, proposed or threatened with respect to Taxes of the Company or any Company Group and, to the knowledge of the Company, no basis exists therefor; (vii) no deficiencies have been asserted or assessed against the Company; (viii) the Company has no Tax Sharing Arrangements or Tax indemnity arrangements (other than this Agreement); (ix) there are no liens for Taxes upon the assets of the Company except liens relating to current Taxes not yet due; (x) all Taxes which the Company or any Company Group are required by law to withhold or to collect for payment have been duly withheld and collected, and have been paid or accrued, reserved against and entered on the books of the Company and (xi) the Company has not been a member of any Company Group and the Company has not had any direct or indirect ownership in any corporation, partnership, joint venture or other entity. The accruals and reserves on the Statements of Operation and Unaudited Financial Statements in respect of Taxes are adequate to cover all unpaid Taxes of the Company in respect of periods through the dates thereof. With respect to periods after the dates thereof through the Effective Date, adequate accruals and reserves for all unpaid Taxes of the Company have been established on the books of the Company.

  (b) Except as may be limited as a result of the transactions contemplated by this Agreement, the "regular" and "alternative minimum tax" net operating loss carryforwards of the Company for each of the taxable years ended prior to the date of this Agreement (collectively, the "Prior NOLs") are set forth (for each year) on Schedule 5.7(B) and are each available to the Company for a period of fifteen taxable years from the end of the taxable year in which the applicable Prior NOL was incurred. Except as may be limited as a result of the transactions contemplated by this Agreement, a good faith estimate of the "regular" and "alternative minimum tax" net operating loss of the Company for the period beginning immediately after the most recently ended taxable year and ending on the date of the Unaudited Financial Statements (collectively, the "Interim NOLs" and, together with the Prior NOLs, the "NOLs") are set out on Schedule 5.7(B) and will, to the extent not utilized to offset income for the period beginning immediately after the date of the Unaudited Financial Statements and ending on the Effective Date, be available to the Company and for a period of fifteen taxable years following the Effective Date. Except as may be limited as a result of the transactions contemplated by this Agreement, none of the NOLs constitute separate return limitation year ("SRLY") or consolidated return change of ownership ("CRCO") losses immediately prior to the Closing Date, none of the NOLs will be limited immediately prior to the Closing Date by Section 382 or 384 of the Code and the regulations thereunder, and none of the NOLs constitutes "dual consolidated losses" immediately prior to the Closing Date (as defined in Section 1503 of the Code and the regulations thereunder).

  (c) No transaction contemplated by this Agreement is subject to withholding under Section 1445 of the Code and no stock transfer Taxes, sales Taxes, use Taxes, real estate transfer or gains Taxes, or other similar Taxes will be imposed on the transactions contemplated by this Agreement.

  (d) No payment or other benefit, and no acceleration of the vesting of any options, payments or other benefits, will be, as a direct or indirect result of the transactions contemplated by this Agreement, an "excess parachute payment" to a "disqualified individual" as those terms are defined in Section 280G of the Code and the Treasury Regulations thereunder. Except as set forth on Schedule 5.7(D), no payment or other benefit, and no acceleration of the vesting of any options, payments or other benefits, will, as a direct or indirect result of the transactions contemplated by this Agreement, be (or under Section 280G of the Code and the Treasury Regulations thereunder be presumed to be) a "parachute payment" to a "disqualified individual" as those terms are defined in Section 280G of the Code and the Treasury Regulations thereunder, without regard to whether such payment or acceleration is reasonable compensation for personal services performed or to be performed in the future.

  5.8. Availability of Assets. Except as set forth in Schedule 5.8, the assets owned or leased by the Company constitute all the assets used in its business (including, but not limited to, all books, records, computers and computer programs and data processing systems) and are in good condition (subject to normal wear and tear and immaterial impairments of value and damage) and serviceable condition and are generally suitable for the uses for which intended.

  5.9. Governmental Permits. (a) The Company owns, holds or possesses all licenses, franchises, permits, privileges, immunities, approvals and other authorizations from Governmental Bodies which are necessary to entitle it to own or lease, operate and use its assets and to carry on and conduct its business substantially as currently conducted (herein collectively called "Governmental Permits"). Schedule 5.9(A) sets forth a list and brief description of each Governmental Permit, except for such incidental licenses, permits and other authorizations which would be readily obtainable by any qualified applicant without undue burden in the event of any lapse, termination, cancellation or forfeiture thereof. Complete and correct copies of all of the Governmental Permits have heretofore been delivered to Parent.

  (b) Except as set forth in Schedule 5.9(B), (i) the Company has fulfilled and performed its obligations under each of the Governmental Permits, and no event has occurred or condition or state of facts exists which constitutes or, after notice or lapse of time or both, would constitute a breach or default under any such Governmental Permit or which permits or, after notice or lapse of time or both, would permit revocation or termination of any such Governmental Permit, or which might adversely affect in any material respect the rights of the Company under any such Governmental Permit; (ii) no notice of cancellation, of default or of any material dispute concerning any Governmental Permit, or of any event, condition or state of facts described in the preceding clause, has been received by, or is known to, the Company; and
(iii) each of the Governmental Permits is valid, subsisting and in full force and effect and will continue in full force and effect after the Effective Date of the Merger, in each case without (x) the occurrence of any breach, default or forfeiture of rights thereunder, or (y) the consent, approval, or act of, or the making of any filing with, any Governmental Body.

  5.10. Registration Statement and Proxy Statement. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus (each as defined in Section 7.1) will (i) in the case of the Registration Statement, at the time it becomes effective under the Securities Act, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) in the case of the Proxy Statement/Prospectus, at the time of the mailing thereof to the shareholders of the Company, at the time of each of the Company Shareholder Meeting and at the Effective Time, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to the Company, its directors or officers shall occur which is required to be described in the Proxy Statement/Prospectus or the Registration Statement, such event shall be so described and, to the extent required by the CBCA, an appropriate amendment or supplement shall be disseminated to the shareholders of the Company. The Registration Statement will comply (with respect to information relating to the Company) as to form in all material respects with the provisions of the Securities Act, and the Proxy Statement/Prospectus will comply (with respect to information relating to the Company and the Merger) as to form in all material respects with the provisions of the Exchange Act.

  5.11. Real Property. The Company does not own, and has never owned, and does not have the right to acquire, any real property. Schedule 5.11 sets forth a list and brief description of each lease or similar agreement

(showing the parties thereto, any amendments or modifications thereof, annual rental, expiration date, renewal and purchase options, if any, the improvements thereon, the uses being made thereof, and the location and the legal description of the real property covered by such lease or other agreement) under which the Company is lessee of, or holds or operates, any real property owned by any third Person (the "Leased Real Property").

  5.12. Condemnation. Neither the whole nor any part of any Leased Real Property is subject to any pending suit for condemnation or other taking by any public authority or other Person, and, to the best knowledge of the Company, no such condemnation or other taking is threatened or contemplated.

  5.13. Personal Property. Schedule 5.13 contains a detailed list of all machinery, equipment, vehicles, furniture and other personal property owned by the Company having an original cost of $1,000 or more.

  5.14. Personal Property Leases. Schedule 5.14 contains a brief description of each lease or other agreement or right, whether written or oral (including in each case the annual rental, the expiration date thereof and a brief description of the property covered), under which the Company is lessee of, or holds or operates, any machinery, equipment, vehicle or other tangible personal property owned by a third Person.

  5.15. Intellectual Property; Software. (a) Schedule 5.15(A) contains a list of all intellectual property owned by, licensed to, or used by the Company in the conduct of the Company's business ("Intellectual Property") but excluding from Schedule 5.15(A) Intellectual Property of third Persons in computer equipment, components, peripheral devices or hardware that are generally commercially available. The Intellectual Property includes:

    (i) all United States, state and foreign trademarks, service marks, logos, trade dress and trade names (including all assumed or fictitious names under which the Company is conducting its business or has within the previous five years conducted its business), whether registered or unregistered, and pending applications to register the foregoing, any of which are material to the operations of the Company's business ("Trademarks");

    (ii) all United States and foreign copyrights, whether registered or unregistered and pending applications to register the same, any of which are material to the operations of the Company's business ("Copyrights"); and

    (iii) all (A) data and databases; and (B) confidential ideas, trade secrets, know-how, concepts, methods, processes, formulae, reports, customer lists, mailing lists, business plans, or other proprietary information which are material to the operation of the Company's business ("Trade Secrets").

  (b) Except as otherwise provided in Schedule 5.15(B), the Company does not own or use in the conduct of the Company's business any computer software programs or software systems ("Software"), except, however, that Schedule 5.15(B) may omit Software licensed to the Company that is available in consumer retail stores and subject to license agreements that become effective when the purchaser breaks the Software package.

  (c) Schedule 5.15(C) contains a list and description of all material agreements, contracts, licenses, sublicenses, assignments and indemnities which relate or pertain to any Intellectual Property listed in Schedule 5.15(A) or to disclosure or use of ideas or information of the Company or third Persons to which the Company is a party, showing in each case the parties thereto and the material terms thereof.

  (d) Except as disclosed in Schedule 5.15(D), the Company either: (i) owns the entire right, title and interest in and to the Intellectual Property listed in Schedule 5.15(A) free and clear of any Encumbrance; or (ii) has the perpetual, royalty-free right to use the same.

  (e) Except as disclosed in Schedule 5.15(E), the Company is not in breach of any material provision of any material agreement, contract, license, sublicense, assignment or indemnity which relates to any of the Intellectual Property listed in Schedule 5.15(A), and the Company has not taken any action which would impair or otherwise materially adversely affect its rights in any of the Intellectual Property listed in Schedule 5.15(A). The Company has all right, power and authority with respect to the Intellectual Property listed in
Schedule 5.15(A), to execute
and deliver this Agreement and the Company Ancillary Agreements, to consummate the transactions contemplated hereby and thereby and to comply with or fulfill the terms, conditions or provisions hereof or thereof. The transactions contemplated by this Agreement and the Company Ancillary Agreements shall have no material adverse effect on the validity and enforceability of any of the Intellectual Property listed in Schedule 5.15(A) and the Company's ability to use, license and transfer the Intellectual Property listed in Schedule 5.15(A) immediately after the Effective Time shall be as identical as possible under the law to the Company's ability to use, license, and transfer the Intellectual Property listed in Schedule 5.15(A) immediately prior to the Effective Time.

  (f) Except as disclosed in Schedule 5.15(F): (i) the Intellectual Property owned by the Company is valid and enforceable; and (ii) the Company has the sole and exclusive right to bring actions for infringement or unauthorized use of the Intellectual Property listed in Schedule 5.15(A) owned by the Company, and to the best knowledge of the Company, there is no basis for any such action. Correct and complete copies of all items identified in Section 5.15(c) entered into on or prior to March 31, 1997 have heretofore been delivered by the Company to Parent and correct and complete copies of all other items identified in Schedule 5.15(c) will be delivered by the Company to Parent prior to the Effective Date.

  (g) Except as disclosed in Schedule 5.15(G), no infringement of any copyright, trademark, service mark, trade name, patent, patent right, trade secret or other property right of any other Person has occurred or results in any way from the operations of the Company's business. No claim of any infringement of any copyright, trademark, service mark, trade name, patent, patent right, trade secret or other property right of any other Person has been made or asserted to the Company in respect of the operations of the Company's Business. The Company has not had notice of, or knowledge of any basis for, a claim against the Company that its operations, activities, products, software, equipment, machinery or processes of the Company's business infringe any copyright, trademark, service mark, trade name, patent, patent right, trade secret or other property right of any other Person.

  (h) Except as disclosed in Schedule 5.15(H): the Company has maintained and protected the Trade Secrets listed in Schedule 5.15(A) it owns with appropriate proprietary notices, confidentiality and non-disclosure agreements and such other measures as are necessary to protect the proprietary, trade secret or confidential information contained therein.

  (i) The Company does not own and has not filed any patents, patent applications, continuations, continuations-in-part, divisions, reissues, patent disclosures, inventions (whether or not patentable) or improvements thereto. The Company owns no trademark or copyright registrations or applications.

  5.16. Accounts Receivable. All accounts receivable of the Company have arisen from bona fide transactions by the Company in the ordinary course of its business. All accounts receivable reflected in the Balance Sheet are good and collectible in the ordinary course of business at the aggregate recorded amounts thereof, net of any applicable allowance for doubtful accounts reflected in the Balance Sheet.

  5.17. Title to Property. The Company has good title to all of its assets reflected on the Balance Sheet as being owned by it and all of the assets thereafter acquired by it (except to the extent that such assets have been disposed of after the Balance Sheet Date in the ordinary course of business consistent with past practice), free and clear of all Encumbrances, except for Permitted Encumbrances and except as set forth in Schedule 5.17.

  5.18. Employee Benefit Plans. (a) Set forth in Schedule 5.18(A) is a true and complete list of each "employee welfare benefit plan" (as such term is defined in Section 3(1) of ERISA) maintained by the Company, or with respect to which the Company is or will be required to make any payment, or which provides or will provide benefits to present or prior employees of the Company due to such employment (the "ERISA Benefit Plans"). Neither the Company nor any ERISA Affiliate has ever maintained, contributed to, or had any potential liability (whether direct, indirect contingent or otherwise) with respect to any "employee pension benefit plan" (as such term is defined in Section 3(2) of ERISA), including but not limited to any plan subject to Title IV of ERISA.

  (b) Other than those listed in Schedule 5.18(A), set forth in Schedule 5.18(B) is a true and complete list of each of the following to which the Company is a party or with respect to which it is or will be required to make any payment (the "Non-ERISA Commitments"):

    (i) each retirement, savings, profit sharing, deferred compensation, severance, stock ownership, stock purchase, stock option, performance, bonus, incentive, vacation or holiday pay, hospitalization or other medical, disability, life or other insurance, or other welfare, benefit or fringe benefit plan, policy, trust, understanding or arrangement of any kind, whether written or oral; and

    (ii) each employee collective bargaining agreement and each agreement, understanding or arrangement of any kind, whether written or oral, with or for the benefit of any present or prior officer, director, employee, agent or consultant (including, without limitation, each employment, compensation, deferred compensation, severance or consulting agreement or arrangement, confidentiality agreement, covenant not to compete and any agreement or arrangement associated with a change in ownership or control of the Company, but excluding employment agreements terminable by the Company without premium or penalty on notice of thirty (30) days or less under which the only monetary obligation of the Company is to make current wage or salary payments and provide current fringe benefits).

The Company has delivered to Parent correct and complete copies of (i) all written Non-ERISA Commitments and (ii) all insurance and annuity policies and contracts and other documents relevant to any Non-ERISA Commitment. Schedule 5.18(B) contains a complete and accurate description of all oral Non-ERISA Commitments. Except as disclosed in Schedule 5.18(A) or Schedule 5.18(B), none of the ERISA Benefit Plans or the Non-ERISA Commitments is subject to the law of any jurisdiction outside of the United States of America.

  (c) The Company has delivered to Parent with respect to each ERISA Benefit Plan, correct and complete copies, where applicable, of (i) all plan documents and amendments thereto, trust agreements and amendments thereto and insurance and annuity contracts and policies, (ii) the current summary plan description,
(iii) the Annual Reports (Form 5500 series) and accompanying schedules, as filed, for the most recently completed three plan years for which such reports have been filed, (iv) the financial statements for the most recently completed three plan years for which such statements have been prepared and (v) all correspondence with the IRS, Department of Labor and Pension Benefit Guaranty Corporation concerning any controversy.

  (d) There is no pending or, to the best knowledge of the Company, threatened claim in respect of any of the ERISA Benefit Plans other than claims for benefits in the ordinary course of business. Except as set forth in Schedule 5.18(D), each of the ERISA Benefit Plans (i) has been administered in accordance with its terms and (ii) complies in form, and has been administered in accordance, with the requirements of ERISA and, where applicable, the Code. The Company and each ERISA Affiliate has complied with the health care continuation requirements of Part 6 of Title I of ERISA. The Company has no obligation under any ERISA Benefit Plans or otherwise to provide health or other welfare benefits to any prior employees or any other person, except as required by Part 6 of Title I of ERISA. The consummation of the transaction contemplated by this Agreement will not result in an increase in the amount of compensation or benefits or accelerate the vesting or timing of payment of any compensation or benefits payable to or in respect of any participant. The Company is in compliance with the requirements of the Workers Adjustment and Retraining Notification Act ("WARN") and has no liabilities pursuant to WARN.

  (e) Neither the Company nor, to the best knowledge of the Company, any other "disqualified person" (within the meaning of Section 4975 of the Code) or "party in interest" (within the meaning of Section 3(14) of ERISA) has taken any action with respect to any ERISA Benefit Plan which could subject any such plan (or its related trust) or the Company or any officer, director or employee of any of the foregoing to the penalty or tax under Section 502(i) or
Section 502(l) of ERISA or Section 4975 of the Code.

  (f) The Company has no potential liability, whether direct or indirect, contingent or otherwise, under (a) Part 6 of Title I of ERISA or Section 4980B of the Code, (b) Sections 502(i) or 502(l) of ERISA or Section 4975 of the Code, (c) Section 302 of ERISA or Section 412 of the Code or (d) Title IV of ERISA.

  (g) Schedule 5.18(G) contains: (i) a list of all employees or commission salespersons of the Company as of the date hereof; (ii) the then current annual compensation of, and a description of the fringe benefits (other than those generally available to employees of the Company) provided by the Company to any such employees or commission salespersons; (iii) a list of all present or former employees or commission salespersons of the Company in calendar year 1996 who have terminated or given notice of their intention to terminate their relationship with the Company since January 1, 1997; (iv) a list of any increase, effective after December 31, 1996, in the rate of compensation of any employees or commission salespersons if such increase exceeds 5% of the previous annual salary of such employee or commission salesperson; and (v) a list of all substantial changes in job assignments of, or arrangements with, or promotions or appointments of, any employees or commission salespersons described in clause (i).

  (h) Except as set forth in Schedule 5.18(H), (i) to the best knowledge of the Company, the Company is not involved in any transaction or other situation with any employee, officer, director or Affiliate of the Company which may be generally characterized as a "conflict of interest", including, but not limited to, direct or indirect interests in the business of competitors, suppliers or customers of the Company, and (ii) there are no situations with respect to the Company which involved or involves (A) the use of any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (B) the making of any direct or indirect unlawful payments to government officials or others from corporate funds or the establishment or maintenance of any unlawful or unrecorded funds,
(C) the violation of any of the provisions of The Foreign Corrupt Practices Act of 1977, or any rules or regulations promulgated thereunder, (D) the receipt of any illegal discounts or rebates or any other violation of the antitrust laws or (E) any investigation by the SEC or any other federal, foreign, state or local government agency or authority.

  (i) Except as set forth in Schedule 5.18(I) hereto, since December 31, 1995, the Company has not, directly or indirectly, purchased, leased from others or otherwise acquired any material property or obtained any material services from, or sold, leased to others or otherwise disposed of any material property or furnished any material services to (except with respect to remuneration for services rendered as a director, officer or employee of the Company), in the ordinary course of business or otherwise, (i) any shareholder of the Company,
(ii) any Affiliate of the Company, (iii) any person who is an officer or director of the Company or (iv) any Associate of any person referred to in clause (i), (ii) or (iii) above. Except as set forth in Schedule 5.18(I) hereto, the Company does not owe any amount in excess of $10,000 to, or have any contract with or commitment to, any shareholder, director, officer or employee of the Company (other than for compensation for current services not yet due and payable and reimbursement of expenses arising in the ordinary course of business) and none of such persons owes any amount in excess of $10,000 to the Company.

  5.19. Employee Relations. Except as set forth in Schedule 5.19, the Company has complied in all material respects with all applicable laws, rules and regulations which relate to prices, wages, hours, discrimination in employment and collective bargaining and to the operation of its business and is not liable for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing. The Company believes that the Company's relations with its employees are satisfactory. The Company is not a party to any collective bargaining agreement, and the Company is not a party to, and it is not affected by or to the knowledge of the Company threatened with, any dispute or controversy with a union or with respect to unionization or collective bargaining involving its employees. To the knowledge of the Company, the Company is not materially affected by any dispute or controversy with a union or with respect to unionization or collective bargaining involving any source of data or customer of the Company. Schedule 5.19 sets forth a description of any union organizing or election activities involving any non-union employees of the Company which have occurred since January 1, 1996 or, to the best knowledge of the Company, are threatened as of the date hereof.

  5.20. Contracts; Warranties. Except as set forth in Schedule 5.20 or any other Schedule hereto, the Company is not a party to or bound by:

    (i) any contract for the purchase, sale or lease of real property;

    (ii) any contract for the purchase of materials used in the ordinary course of business which involved the payment of more than $25,000 in 1996, which the Company reasonably anticipates will involve the payment of more than $25,000 in 1997 or which extends beyond December 31, 1997;

    (iii) any contract for the sale of goods or services which involved the payment of more than $25,000 in 1996, which the Company reasonably anticipates will involve the payment of more than $25,000 in 1997 or which extends beyond December 31, 1997;

    (iv) any contract for the purchase, licensing or development of Software to be used by the Company (other than for scheduling purposes only, computer software programs that are available in consumer retail stores and subject to license agreements that become effective when the purchaser breaks the software package);

    (v) any consignment, distributor, dealer, manufacturers representative, sales agency, advertising representative or advertising or public relations contract which involved the payment of more than $25,000 in 1996, which the Company reasonably anticipates will involve the payment of more than 25,000 in 1997 or which extends beyond December 31, 1997;

    (vi) any guarantee of the obligations or liabilities of customers, suppliers, officers, directors, employees, Affiliates of the Company or others;

    (vii) any agreement which provides for, or relates to, the incurrence by the Company of debt for borrowed money or the extension of credit (other than in the ordinary course of business consistent with past practice) by the Company to any other Person;

    (viii) any agreement or understanding with a third Person that restricts the Company from carrying on its business anywhere in the world;

    (ix) any contract which provides for, or relates to, any non-competition or confidentiality arrangement with any Person, including any current or former officer or employee of the Company;

    (x) any contract or group of related contracts for capital expenditures in excess of $25,000 for any single project or related series of projects;

    (xi) any partnership, joint venture or other similar arrangement or agreement involving a sharing of profits or losses;

    (xii) any other contract which involves payments or receipts by the Company of more than $25,000;

    (xiii) any contract not made in the ordinary course; or

    (xiv) any contract for any purpose (whether or not made in the ordinary course of the business or otherwise not required to be listed or described in Schedule 5.20) which is material to the Company or its business.

  5.21. Status of Contracts. Except as set forth in Schedule 5.21 or in any other Schedule hereto, each of the leases, contracts and other agreements listed in Schedules 5.11, 5.14, 5.15, 5.18 and 5.20 (collectively, the "Company Agreements") constitutes a valid and binding obligation of the parties thereto and is in full force and effect and (except as set forth in Schedule 5.3 and except for those Company Agreements which by their terms will expire prior to the Effective Time or are otherwise terminated prior to the Effective Time in accordance with the provisions hereof) will continue in full force and effect after the Effective Time, in each case without breaching the terms thereof or resulting in the forfeiture or impairment of any rights thereunder and without the consent, approval or act of, or the making of any filing with, any other party. The Company has fulfilled and performed its obligations under each of the Company Agreements, and the Company is not in, or to the best knowledge of the Company alleged to be in, breach or default under, nor is there or to the best knowledge of the Company is there alleged to be any basis for termination of, any of the Company Agreements and, to the best knowledge of the Company, no other party to any of the Company Agreements has breached or defaulted thereunder, and no event has occurred and no condition or state of facts exists which, with the passage of time or the giving of notice or both, would constitute such a default or breach by the Company or, to the best knowledge of the Company, by any such other party. The Company is not currently renegotiating any of the Company Agreements or paying liquidated damages in lieu of performance thereunder. Complete and correct copies of each of the Company Agreements have heretofore been delivered to Parent.

  5.22. No Violation, Litigation or Regulatory Action. Except as set forth in
Schedule 5.22:

    (i) the Company's assets and their uses comply with all applicable Requirements of Laws and Court Orders;

    (ii) the Company has complied with all Requirements of Laws and Court Orders which are applicable to the Company's assets or its business;

    (iii) there are no lawsuits, claims, suits, proceedings or investigations pending or, to the best knowledge of the Company, threatened against or affecting the Company or its assets or business nor, to the best knowledge of the Company, is there any basis for any of the same, and there are no lawsuits, suits or proceedings pending in which the Company is the plaintiff or claimant;

    (iv) there is no action, suit or proceeding pending or, to the best knowledge of the Company, threatened which questions the legality or propriety of the transactions contemplated by this Agreement; and

    (v) to the best knowledge of the Company, no legislative or regulatory proposal has been adopted or is pending which could adversely affect the Company's business in any material respect.

  5.23. Environmental Matters. Except as set forth in Schedule 5.23:

    (i) the Company's past and present operations of the Company's business have complied and are in compliance with all applicable Environmental Laws;

    (ii) none of the Leased Real Property requires any Remedial Action by the Company under applicable Environmental Laws involving any expenditure by the Company to respond to any Contaminant including, without limitation, asbestos-containing materials; and

    (iii) the Company has no contingent liability arising under any Environmental Laws, or common laws, relating to any Company Property or the Company's operations prior to the Closing Date.

  5.24. Insurance. Schedule 5.24 sets forth a list and brief description (including nature of coverage, limits, deductibles, premiums and the loss experience for the most recent five years with respect to each type of coverage) of all policies of insurance maintained, owned or held by the Company on the date hereof. The Company shall keep or cause such insurance or comparable insurance in full force and effect through the Effective Date.

  5.25. No Finder. Neither the Company nor any Person acting on behalf of the Company or any of the shareholders of the Company has paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the transactions contemplated by this Agreement other than to The Wallach Company, Inc. ("Wallach"). Complete and correct copies of the engagement and indemnification agreements entered into with Wallach have been furnished to Parent and the fees payable thereunder are set forth in Schedule 5.25.

  5.26. Disclosure. None of the representations or warranties of the Company contained herein, none of the information contained in the Schedules referred to in this Article V, and none of the other information or documents furnished or to be furnished to Parent or any of its representatives by the Company or its representatives pursuant to the terms of this Agreement, is false or misleading in any material respect or omits to state a fact herein or therein necessary to make the statements herein or therein not misleading in any material respect.

  5.27. Financial Projections. The Company has made available to Parent certain financial projections with respect to the Company's business which projections were prepared for internal use only. The Company makes no representation or warranty regarding the accuracy of such projections or as to whether such projections will be achieved or otherwise, except that they represent and warrant that such projections were prepared in good faith and are based on assumptions believed by them to be reasonable.

  5.28. Opinion of Financial Advisor. The Company has received the opinion of Wallach, dated the date hereof, to the effect that, subject to the provisions set forth in such letter, as of the date hereof, the consideration to be received in the Merger by the Company's shareholders is fair to the Company's shareholders from a financial point of view, a copy of which opinion has been delivered to Parent.

  5.29. Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is the only vote of the holders of any class or series of capital stock of the Company necessary to approve this Agreement.

  5.30. Acceptable Consumer Disclosure. Except as set forth in Schedule 5.30(i), all of the consumer response cards designed and developed by the Company and distributed to its clients for use by their customers within the six months preceding the date hereof contain disclosures substantially as provided in Schedule 5.30.

                                  ARTICLE VI

             Representations and Warranties of Parent and Mergergo

  As an inducement to the Company to enter into this Agreement and to consummate the transactions contemplated hereby, Parent and Mergerco hereby jointly and severally represent and warrant to the Company:

  6.1. Organization and Capital Structure. (a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full corporate power and authority to own or lease and to operate and use its properties and assets and to carry on its business as now conducted. Mergerco is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado. Mergerco was organized solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business since it was incorporated which is not in connection with this Agreement.

  (b) The authorized capital of Mergerco consists of 1,000 shares of common stock, par value $.01 per share, of which 100 have been issued and are outstanding and none are held as treasury shares. All of the outstanding shares of capital stock of Mergerco are validly issued, fully paid and nonassessable and owned of record and beneficially by Parent, free from all Encumbrances.

  6.2. Authority. (a) Parent has full corporate power and authority to execute, deliver and perform this Agreement and all of the Parent Ancillary Agreements. The execution, delivery and performance of this Agreement and the Parent Ancillary Agreements by Parent have been duly authorized and approved by Parent's board of directors or a duly authorized committee thereof and, except for the adoption of this Agreement by Parent as the sole shareholder of Mergerco in accordance with Section 7.3, no other corporate proceedings on the part of Parent are necessary to authorize this Agreement, the Parent Ancillary Agreements and the transactions contemplated hereby and thereby. This Agreement has been duly authorized, executed and delivered by Parent and is the legal, valid and binding obligation of Parent enforceable in accordance with its terms, and each of the Parent Ancillary Agreements has been duly authorized by Parent and upon execution and delivery by Parent will be a legal, valid and binding obligation of Parent enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

  (b) Mergerco has full corporate power and authority to execute, deliver and perform this Agreement. The execution, delivery and performance of this Agreement by Mergerco have been duly authorized and approved by Mergerco's board of directors and, except for the approval of the Plan of Merger by Parent in accordance with the Section 7.3 and the filing contemplated by Section 4.2, no other corporate proceedings on the part of Mergerco are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by Mergerco and is the legal, valid and binding agreement of Mergerco enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

  (c) Neither the execution and delivery of this Agreement or any of the Parent Ancillary Agreements or the consummation of any of the transactions contemplated hereby or thereby (including the filing with the SEC of the Registration Statement and the Proxy Statement/Prospectus included therein and the issuance of the Merger Shares in accordance with the terms hereof), nor compliance with or fulfillment of the terms, conditions and provisions hereof or thereof will:

    (i) conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default, an event of default or an event creating rights of acceleration, termination or cancellation or a loss of rights under, or result in the creation or imposition of any Encumbrance upon any of Parent's or Mergerco's assets under, (1) the Certificate or Articles of Incorporation or By-laws of Parent or Mergerco, (2) any material note, instrument, agreement, mortgage, lease, license, franchise, permit or other authorization, right, restriction or obligation to which either Parent or Mergerco is a party or any of their respective material assets or business is subject or by which either Parent or Mergerco or Parent is bound, (3) any material Court Order to which either Parent or Mergerco or Parent is a party or by which either Parent or Mergerco is bound or (4) any material Requirements of Laws affecting Parent or Mergerco, except for, in the case of clauses (2) or (3) of this subparagraph (ii), any such conflicts, breaches, defaults, rights or Encumbrances that, individually or in the aggregate, would not have a Material Adverse Effect on Parent and its subsidiaries, taken as a whole, materially impair the ability of Parent to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby; or

    (ii) require the approval, consent, authorization or act of, or the making by either Parent or Mergerco of any declaration, filing or registration with, any third Person, except for the filing of appropriate documents with the SEC under the Securities Act and the Exchange Act, the filing contemplated by Section 4.2 with the Secretary of State of the State of Colorado and appropriate documents with the relevant authorities of other jurisdictions in which the Company is qualified to do business, such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under takeover or blue sky laws of various states, and such other consents, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on Parent and its subsidiaries, taken as a whole, materially impair the ability of Parent to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby.

  6.3. No Finder. Neither Mergerco or Parent nor any Person acting on behalf of Mergerco or Parent has paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the transactions contemplated by this Agreement other than to Lehman Brothers Inc.

  6.4. Parent SEC Documents. Parent has filed all documents required to be filed by it with the SEC since June 13, 1996. As of their respective dates, all documents filed by Parent with the SEC since June 13, 1996 (the "Parent SEC Documents") complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and none of the Parent SEC Documents included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The consolidated financial statements of Parent included in the Parent SEC Documents complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of Parent and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein). Parent has supplied the Company with true and complete copies of the Parent SEC Documents (except for any registration statements on Form S-8).

  6.5. Operations Since December 31, 1996. Except as set forth in the Parent SEC Documents, since December 31, 1996, there has been no material adverse change in the assets, business, financial condition, results of operations of Parent and its subsidiaries, taken as a whole.

  6.6. Registration Statement and Proxy Statement. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus included therein relating to the Company Shareholder Meeting will (i) in the case of the Registration Statement, at the time it becomes effective under the Securities Act, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) in the case of the Proxy Statement/Prospectus, at the time of the mailing thereof to the stockholders of Parent and the Company, at the time of each of the Company Shareholder Meeting and at the Effective Time, include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Parent, its directors, officers or any of its subsidiaries shall occur which is required to be described in the Proxy Statement/Prospectus or the Registration Statement, such event shall be so described, and an appropriate amendment or supplement shall be promptly filed with the SEC and, to the extent required by law, disseminated to the shareholders of the Company. The Registration Statement will comply (with respect to information relating to Parent, Mergerco and the Merger) as to form in all material respects with the provisions of the Securities Act, and the Proxy Statement/Prospectus will comply (with respect to information relating to Parent, Mergerco and the Merger) as to form in all material respects with the provisions of the Exchange Act.

  6.7. Issuance of Merger Shares. The Merger Shares, when issued and delivered in accordance with the terms hereof, will be validly issued, fully paid and nonassessable and free and clear of any preemptive rights of any Person.

  6.8. No Violation, Litigation or Regulatory Action. Except as set forth in
Schedule 6.8 or in Parent SEC Documents:

    (i) the assets of Parent and its subsidiaries and their uses comply with all applicable Requirements of Laws and Court Orders, except where failure to comply would not have a Material Adverse Effect on Parent and its subsidiaries, taken as a whole;

    (ii) each of Parent and its subsidiaries has complied with all Requirements of Laws and Court Orders which are applicable to Parent's assets or its business, except where failure to comply would not have a Material Adverse Effect on Parent and its subsidiaries, taken as a whole;

    (iii) there are no lawsuits, claims, suits, proceedings or investigations pending or, to the best knowledge of Parent, threatened against or affecting Parent or its subsidiaries or the assets or business of Parent or its subsidiaries which would reasonably be expected to have a Material Adverse Effect on Parent and its subsidiaries, taken as a whole;

    (iv) there is no action, suit or proceeding pending or, to the best knowledge of Parent, threatened which questions the legality or propriety of the transactions contemplated by this Agreement; and

    (v) to the best knowledge of Parent, no legislative or regulatory proposal has been adopted or is pending which could adversely affect Parent's business in any material respect.

  6.9. Disclosure. None of the representations or warranties of Parent contained herein, none of the information contained in Schedule 6.8, and none of the other information or documents furnished or to be furnished to the Company or any of its representatives by Parent or its representatives pursuant to the terms of this Agreement, is false or misleading in any material respect or omits to state a fact herein or therein necessary to make the statements herein or therein not misleading in any material respect.

                                  ARTICLE VII

                      Action Prior to the Effective Time

  The respective parties hereto covenant and agree to take the following actions between the date hereof and the Effective Time:

  7.1. Registration Statement. Parent shall prepare and file with the SEC as soon as practicable a registration statement on Form S-4 (the "Registration Statement") containing a proxy statement/prospectus covering the Merger Shares to be issued (the form of such proxy statement/prospectus, together with any amendments thereof or supplements thereto, mailed to the Company's shareholders in connection with the meeting referred to in Section 7.2 is herein referred to as the "Proxy Statement/Prospectus") and shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as soon as practicable. The Registration Statement and the Proxy Statement/Prospectus will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the respective rules and regulations thereunder. The Registration Statement, when declared effective by the SEC, and the Proxy Statement/Prospectus, at the time of its mailing or delivery to the shareholders of the Company and at the time of the meeting referred to above, will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the foregoing shall not apply to the extent that any such untrue statement of a material fact or omission to state a material fact was made by Parent in reliance upon and in conformity with written information concerning the Company or its Affiliates furnished to Parent by the Company or any of its Affiliates expressly for inclusion in the Registration Statement. Parent shall also take any action required to be taken under state blue sky or securities laws in connection with the issuance of the Merger Shares pursuant to the Merger. The Company shall, and shall cause its Affiliates to, furnish Parent all information concerning themselves required for use in the Registration Statement, including, without limitation, financial statements of the Company which are required to be included in the Registration Statement or which are necessary to prepare pro forma financial statements and information to be included in the Registration Statement. If, at any time prior to the Effective Time, any event with respect to the Company or any of its Affiliates should occur which is required to be described in an amendment of, or a supplement to, the Proxy Statement/Prospectus or the Registration Statement, such event shall be so described, and such amendment shall be promptly filed with the SEC and, as required by law, disseminated to shareholders of the Company. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment thereto has been filed, of the issuance of any stop order, of the suspension of the qualification for offering or sale in any jurisdiction of the Merger Shares issuable pursuant to the Merger or any request by the SEC for an amendment or supplement of the Registration Statement or for additional information.

  7.2. Action by Shareholders. The Company shall call a meeting of its shareholders (the "Company Shareholder Meeting") to be held as promptly as practicable after the effectiveness of the Registration Statement for the purpose of voting upon approval of this Agreement. The Company shall, through its Board of Directors, recommend to the shareholders approval of the Merger and shall not withdraw such recommendation.

  7.3. Action by Parent. Parent, as the sole shareholder of Mergerco, shall take such actions as may be necessary to approve the Merger and adopt this Agreement under the CBCA.

  7.4. Investigation of the Company and Parent. The Company shall afford to the officers, employees and authorized representatives of Parent and Parent shall afford the officers, employees and authorized representatives of the Company (in each case including, without limitation, its independent public accountants, attorneys, environmental consultants and financial advisors), reasonable access during normal business hours to the offices, properties, employees and business and financial records (including, without limitation, computer files, retrieval programs and similar documentation) of the Company or Parent, as the case may be, to the extent Parent or the Company, as the case may be, shall deem necessary or desirable, and shall furnish to Parent or the Company, as the case may be, or such party's authorized representatives such additional information concerning the operations, properties and businesses of the Company or Parent, as the case may be, as may be reasonably requested in writing, to enable Parent or the Company or such party's authorized representatives to verify the accuracy of the representations and warranties contained in this Agreement, to verify the accuracy of the financial statements referred to in Sections 5.4 or contained or referred to in the Parent SEC Documents, as the case may be, and to determine whether the conditions set forth in Articles IX have been satisfied. Parent and the Company agree that such investigations shall be conducted in such manner as not to interfere unreasonably with the operation of the business of the Company or Parent, as the case may be. No investigation made by Parent or the Company or such party's authorized representatives hereunder shall affect the representations and warranties of the parties hereunder.

  7.5. Preserve Accuracy of Representations and Warranties. Each of the parties hereto shall refrain from taking any action which would render any representation or warranty contained in Article V or VI of this Agreement inaccurate as of the Effective Time. Each party shall promptly notify the other parties of any action, suit or proceeding that shall be instituted or threatened against such party to restrain, prohibit or otherwise challenge the legality of any transaction contemplated by this Agreement. Each party shall promptly notify the other parties of any lawsuit, claim, proceeding or investigation that may be instituted or, to the best knowledge of such party, threatened against such party which would have been listed in Schedule 5.22 or
Schedule 6.8, respectively, if such lawsuit, claim, proceeding or investigation had arisen prior to the date hereof.

  7.6. Consents of Third Parties; Governmental Approvals. (a) The Company will act diligently and reasonably to secure, before the Effective Time, the consent, approval or waiver, in form and substance reasonably satisfactory to Parent, from any party to any Company Agreement required to satisfy the conditions set forth in Section 9.3(b); provided that no party hereto shall have any obligation to offer or pay any consideration in order to obtain any such consents or approvals; and provided, further, that the Company shall not make any agreement or understanding affecting the Company or its assets or business as a condition for obtaining any such consents or waivers except with the prior written consent of Parent. During the period prior to the Effective Time, Parent shall act diligently and reasonably to cooperate with the Company to obtain the consents, approvals and waivers contemplated by this Section 7.6(a).

  (b) During the period prior to the Effective Time, the parties hereto shall act diligently and reasonably, and shall cooperate with each other, to secure any consents and approvals of any Governmental Body required to be obtained by them in order to permit the consummation of the transactions contemplated by this Agreement or to otherwise satisfy the conditions set forth in Section 9.1(c); provided that the Company shall not make any agreement or understanding affecting the Company or its assets or business as a condition for obtaining any such consents or approvals except with the prior written consent of Parent.

  7.7. Conduct of Business by the Company Prior to the Effective Time. Except as expressly contemplated by this Agreement, the Company shall carry on its business in, and not enter into any material transaction other than in accordance with, the ordinary course consistent with past practice and, to the extent consistent therewith, use its reasonable best efforts to preserve intact its current business organization, keep available the services of its current officers and preserve its relationships with customers, sources of data and others having business dealings with it (except, in each case, with the prior written consent of Parent). Without limiting the generality of the foregoing, and except as expressly contemplated by this Agreement, the Company shall not, without the prior written consent of Parent:

    (i) (A) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions to any holder of its capital stock or other interest convertible into or exchangeable for its capital stock, or otherwise make any payments to any such Persons (other than any such payments or distributions otherwise permitted to be made under this Agreement), (B) split, combine or reclassify any of its capital stock or any security or other interest convertible into or exchangeable for such capital stock or (except as and to the extent required in the event of the exercise of any Company Warrant or Company Stock Option) issue, sell or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any other securities thereof;

    (ii) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock or other securities (including, without limitation, any rights, warrants or options to acquire any shares of its capital stock or other securities) (except as and to the extent required in the event of the exercise of any Company Warrant or Company Stock Option);

    (iii) amend its Articles of Incorporation or By-laws;

    (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

    (v) except as set forth in Schedule 7.7, incur or assume any indebtedness for borrowed money, enter into (as lessee) any capitalized lease obligation, guarantee any such indebtedness or obligation, issue or sell any debt securities, guarantee any debt securities of others or make any loans, advances or capital contributions to, or investments in, any other Person;

    (vi) make or incur any new capital expenditure or expenditures which, individually, is in excess of $25,000 or, in the aggregate, are in excess of $25,000;

    (vii) alter through merger, liquidation, reorganization, restructuring or in any other fashion its corporate structure;

    (viii) enter into or adopt, or amend, any bonus, incentive, deferred compensation, insurance, medical, hospital, disability or severance plan, agreement or arrangement or enter into or amend any employee benefit plan or employment, consulting or management agreement, other than any such amendment to an employee benefit plan that is made to maintain the qualified status of such plan or its continued compliance with applicable law;

    (ix) make any change in accounting practices or policies applied in the preparation of the Audited Financial Statements, except as required by generally accepted accounting principles;

    (x) modify any of the agreements, understandings, obligations, commitments, indebtedness or other obligations set forth in any of the Schedules to this Agreement, enter into any agreement, understanding, obligation or commitment, or incur any indebtedness or obligation, of the type that would have been required to be listed on Schedule 5.20 if in existence on the date hereof, or enter into any contract which requires any approval or consent by any other Person to the transactions contemplated by this Agreement;

    (xi) except as set forth in Schedule 7.7, pay or commit to pay any bonus to any officer or employee of the Company or make any other material change in the compensation of its employees;

    (xii) enter into any contract for the purchase of real property or exercise any option to purchase real property or any option to extend a lease listed in Schedule 5.11;

    (xiii) sell, lease (as lessor), transfer or otherwise dispose of (including any transfers from the Company to any shareholder or any of its Affiliates), or mortgage or pledge, or impose or suffer to be imposed any Encumbrance on, any of the Company's assets, other than inventory and minor amounts of personal property sold or otherwise disposed of for fair value in the ordinary course of business consistent with past practice and other than Permitted Encumbrances;

    (xiv) cancel any debts owed to or claims held by the Company (including the settlement of any claims or litigation) other than in the ordinary course of business consistent with past practice; or

    (xv) enter into any other transaction affecting the business of the Company, other than in the ordinary course of business consistent with past practice or as expressly contemplated by this Agreement.

  7.8. Notification of Certain Matters. Parent shall promptly advise the Company in writing of any change or event having a Material Adverse Effect on Parent and its subsidiaries taken a whole. The Company shall promptly advise Parent in writing of (i) any change or event having a Material Adverse Effect on the Company, (ii) any notice or other communication from any third Person alleging that the consent of such third Person is or may be required in connection with the transactions contemplated by this Agreement, and (iii) any material default under any Company Agreement or event which, with notice or lapse of time or both, would become such a default on or prior to the Effective Time and of which the Company has knowledge.

  7.9. Mutual Cooperation; Reasonable Best Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable, to consummate and make effective, as soon as reasonably practicable, the Merger.

  (b) Each party hereto shall use its reasonable best efforts not to take any action, or to enter into any transaction, which would cause any of its representations or warranties contained in this Agreement to be untrue or to result in a breach of any of its covenants in this Agreement.

  7.10. No Solicitation. The Company shall not, nor shall it authorize or permit any of its Affiliates or any officer, director, employee, investment banker, attorney or other adviser or representative of the Company or any of its Affiliates to, (i) solicit, initiate, or encourage the submission of, any Acquisition Proposal (as hereinafter defined) or (ii) enter into any agreement with respect to any Acquisition Proposal, participate in any discussions or negotiations regarding, or furnish to any person any information for the purpose of facilitating the making of, or take any other action to facilitate any inquiries or the making of, any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation, of which the Company or any of its Affiliates had actual knowledge at the time of such violation, of the restrictions set forth in the immediately preceding sentence by any officer, director, employee, investment banker, attorney, employee, or other adviser or representative of the Company or any of its Affiliates, whether or not such Person is purporting to act on behalf of the Company or any of its Affiliates or otherwise, shall be deemed to be a breach of this Section 7.10 by the Company and its Affiliates. The Company promptly shall advise Parent of any Acquisition Proposal and any inquiries with respect to any Acquisition Proposal. For purposes of this Agreement, "Acquisition Proposal" means any proposal for a merger or other business combination involving the Company or any of its Affiliates or any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in the Company or any of its Affiliates, any voting securities of the Company or any of its Affiliates or a substantial portion of the assets of the Company.

  7.11. Listing Application. Parent will promptly file an application to list on the NYSE, subject to official notice of issuance, the Merger Shares to be issued pursuant to Section 3.1 and will use its reasonable best efforts to effect such listing on the NYSE, subject to official notice of issuance, on or prior to the Effective Time.

  7.12. Subsequent Financial Statements. Prior to the Effective Date, the Company shall deliver to Parent, not later than 15 days after the end of each monthly period and in the form customarily prepared by the Company, the unaudited internal financial statements of the Company, including an income statement, for the monthly period then ended and for the period from the beginning of the current fiscal year to the end of such monthly period.

  7.13. Comfort Letters. (a) The Company shall use its reasonable best efforts to cause to be delivered to Parent a "comfort" letter of Arthur Andersen, the Company's independent public accountants, dated the date on which the Registration Statement shall become effective, and addressed to Parent and the Company, in form and substance reasonably satisfactory to Parent and as is reasonably customary in scope and substance for letters delivered by independent public accountants in connection with transactions such as those contemplated by this Agreement.

  (b) Parent shall use its reasonable best efforts to cause to be delivered to the Company a "comfort" letter of Arthur Andersen, Parent's independent public accountants, dated the date on which the Registration Statement shall become effective, and addressed to the Company and Parent, in form and substance reasonably satisfactory to the Company and as is reasonably customary in scope and substance for letters delivered by independent public accountants in connection with transactions such as those contemplated by this Agreement.

  7.14. Reorganization. During the period from the date of this Agreement through the Effective Time, unless Parent and the Company shall otherwise agree in writing, neither Parent nor the Company shall knowingly take or fail to take any action which action or failure would jeopardize qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code or would cause any of the representations and warranties set forth in the Company Tax Certificate or the Parent Tax Certificate to be untrue or incorrect in any material respect.

  7.15. Affiliate Letters. Prior to the Effective Time, the Company shall cause to be prepared and delivered to Parent a list (reasonably satisfactory to counsel for Parent) identifying each person who, at the time of the Company Shareholder Meeting, may be deemed to be an "affiliate" of the Company, as such term is defined for purposes of paragraphs (c) and (d) of Rule 145 under the Securities Act (the "Rule 145 Affiliates"). The Company shall use its reasonable best efforts to cause each person who is identified as a Rule 145 Affiliate in such list to deliver to Parent on or prior to the Effective Time, a written agreement, in a form substantially as set forth as Exhibit B hereto, that such Rule 145 Affiliate represents and covenants that such Person will not, among other things, sell, transfer or otherwise dispose of any Fixed Shares issued to such Rule 145 Affiliate in connection with the Merger, except pursuant to an effective registration statement or in compliance with Rule 145 or another exemption from the registration requirements of the Securities Act, having provided an opinion of counsel reasonably acceptable to Parent to such effect. After the Effective Time, Parent shall satisfy the conditions set forth in Rule 144(c)(1) promulgated by the SEC under the Securities Act for so long as any Rule 145 Affiliate is subject to the provisions of Rule 145(d).

                                 ARTICLE VIII

                             Additional Agreements

  8.1. Accounts Receivable. (a) As promptly as practicable following the Closing Date (but not later than 30 days after the Closing Date), the Company shall prepare, in accordance with the generally accepted accounting principles, a schedule (the "Preliminary Receivables Schedule") setting forth the outstanding gross amount of the uncollected accounts receivable of the Company as of the Effective Date.

  (b) Promptly following receipt of the Preliminary Receivables Schedule, the Contingent Payment Committee may review the same and, within 30 days after the date of such receipt, may deliver to Parent a certificate setting forth their objections to the Preliminary Receivables Schedule, together with a summary of the reasons therefor and calculations which, in their view, are necessary to eliminate such objections. If the Contingent Payment Committee does not so object within such 30-day period the determinations set forth in the Preliminary Receivables Schedule shall be final and binding on Parent and each of the Record Holders, and the Preliminary Receivables Schedule shall constitute the "Receivables Schedule."

  (c) If the Contingent Payment Committee so objects within such 30-day period, Parent and the Contingent Payment Committee shall use their reasonable efforts to resolve by written agreement (the "Agreed Receivables Adjustments") any differences as to the determinations set forth in the Preliminary Receivables Schedule and, in the event the Contingent Payment Committee and Parent so resolve any such differences, the determinations set forth in the Preliminary Receivables Schedule as adjusted by the Agreed Receivables Adjustments shall be final and binding on Parent and each of the Record Holders, and the Preliminary Receivables Schedule as so adjusted shall constitute the "Receivables Schedule."

  (d) If any objections raised by the Contingent Payment Committee are not resolved by Agreed Receivables Adjustments within the 30-day period next following such 30-day period, then Parent and Contingent Payment Committee shall submit the objections that are then unresolved to the Accounting Firm which shall be directed by Parent and the Contingent Payment Committee to resolve the unresolved objections as promptly as reasonably practicable and to deliver written notice to each of Parent and the Contingent Payment Committee setting forth its resolution of the disputed matters, and the determinations set forth in the Preliminary Receivables Schedule as adjusted by the Agreed Receivables Adjustments and by its resolution of such objections shall be final and binding on Parent and each of the Record Holders, and the Preliminary Receivables Schedule as so adjusted shall constitute the "Receivables Schedule."

  (e) The parties hereto shall make available to Parent, the Contingent Payment Committee and, if applicable, the Accounting Firm, such books, records and other information (including work papers) as any of the foregoing may reasonably request to prepare or review the Preliminary Receivables Schedule or any matters submitted to the Accounting Firm.

  (f) The fees and expenses of the Accounting Firm shall be paid by Parent if the determination by the Accounting Firm of the unresolved objections submitted to it pursuant to Section 8.1(d) was closer to the position taken by the Contingent Payment Committee than to the position taken by Parent and shall be paid by Parent, which shall have the right to offset such payment pursuant to Section 3.8, if the determination by the Accounting Firm of the unresolved objections submitted to it pursuant to Section 8.1(d) was closer to the position taken by the Contingent Payment Committee.

  (g) From and after the Closing Date, Parent shall cause the Company to use its best efforts to collect the accounts receivable reflected in the Receivables Schedule (the "Receivables") generally in accordance with the billing and collection practices presently applied by the Company in the collection of its accounts and notes receivable, except that with respect to any particular Receivable, neither Parent nor the Company shall be under any obligation to commence or not to commence litigation to effect collection and may make any adjustment, concession or settlement which in the good faith judgment of Parent is commercially reasonable. In connection with such collections, if a payment is received from a debtor who has not designated the invoice being paid thereby, such payment shall be applied to the earliest invoice outstanding to the Company with respect to indebtedness of such account debtor, except for those invoices which are subject to a dispute to the extent of such dispute.

  (h) If, after giving effect to all adjustments, concessions and settlements made and collection fees incurred (in each case in accordance with Section 8.1(g), Company has not collected, within 12 months after the Closing Date, an amount equal to the excess of the Receivables over $5,000 (such excess being referred to herein as the "Net Amount of Receivables"), then Parent shall have the right to set-off against, and to reduce the amounts payable in respect of, the Contingent Payment Amount for any Measurement Period equal to:

    (i) the Net Amount of Receivables, minus

    (ii) the amount collected in cash (after giving effect to the items set forth above) by the Company during such 12-month period in respect of the Receivables.

  8.2. Third Party Standstill Agreements. During the period from the date of this Agreement through the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which the Company is a party (other than any involving Parent). During such period, the Company shall enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including, but not limited to, by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or of any state having jurisdiction.

  8.3. Indemnification of Directors. (a) For a period of not less than six years from and after the Effective Time, Parent agrees to, and to cause the Surviving Corporation to, indemnify and hold harmless all past and present directors (the "Indemnified Parties") of the Company to the full extent such persons may be indemnified by the Company pursuant to the Company's Articles of Incorporation and Bylaws as in effect as of the date hereof for acts and omissions occurring at or prior to the Effective Time and shall advance reasonable litigation expenses incurred by such persons in connection with defending any action arising out of such acts or omissions, provided that such persons provide the requisite affirmations and undertaking, as set forth in
Article 109, Section 104 of the CBCA.

  (b) Any Indemnified Party will promptly notify the Parent and the Surviving Corporation of any claim, action, suit, proceeding or investigation for which such party may seek indemnification under this Section; provided, however, that the failure to furnish any such notice shall not relieve Parent or the Surviving Corporation from any indemnification obligation under this Section except to the extent Parent or the Surviving Corporation is materially prejudiced thereby. In the event of any such claim, action, suit, proceeding, or investigation, (x) the Surviving Corporation will have the right to assume the defense thereof, and the Surviving Corporation will not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred thereafter by such Indemnified Parties in connection with the defense thereof, except that all Indemnified Parties (as a group) will have the right to retain one separate counsel, reasonably acceptable to such Indemnified Party and Parent, at the expense of the indemnifying party if the named parties to any such proceeding include both the Indemnified Party and the Surviving Corporation and the representation of such parties by the same counsel would be inappropriate due to a conflict of interest between them, (y) the Indemnified Parties will cooperate in the defense of any such matter, and (z) the Surviving Corporation will not be liable for any settlement effected without its prior written consent.

                                  ARTICLE IX

                      Conditions Precedent to the Merger

  9.1. Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

    (a) Shareholder Approval. The Plan of Merger shall have been approved by the holders of a majority of the outstanding shares of Company Common Stock and the holders of a majority of the outstanding shares of Common Stock of Mergerco, in each case as required by the CBCA.

    (b) NYSE Listing. The NYSE shall have approved for listing, upon official notice of issuance, the Merger Shares to be issued pursuant to this Agreement.

    (c) Governmental Approvals. The parties shall have received all approvals and actions of or by all Governmental Bodies which are necessary to consummate the transactions contemplated hereby, which are either specified in Schedule 5.3 or otherwise required to be obtained prior to the Closing by applicable Requirements of Laws or which are necessary to prevent a Material Adverse Effect on the Company.

    (d) Registration Statement. The Registration Statement shall have been declared effective by the SEC and no stop order suspending the effectiveness of the Registration Statement shall have been entered by the SEC. Parent shall have received all necessary permits and otherwise complied with any state securities laws applicable to the issuance of the Merger Shares pursuant to this Agreement.

    (e) No Order. No temporary restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect. No action, suit, investigation or proceeding shall have been instituted or threatened to restrain or prohibit or otherwise challenge the legality or validity of the transactions contemplated hereby.

  9.2. Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

    (a) Performance of Obligations; Representations and Warranties. There shall have been no material breach by Parent or Mergerco in the performance of any of their respective covenants and agreements herein; none of the representations and warranties of Parent or Mergerco contained or referred to herein that is qualified as to materiality shall be untrue or incorrect in any respect and at the Effective Time such representations and warranties shall be true and correct as though made at the Effective Time except for changes therein specifically permitted by this Agreement or resulting from any transaction expressly consented to in writing by the Company; none of such representations or warranties that is not so qualified shall be untrue or incorrect in any material respect and at the Effective Time such representations and warranties shall be true and correct in all material respects as though made at the Effective Time except for changes therein specifically permitted by this Agreement or resulting from any transaction expressly consented to in writing by the Company; and there shall have been delivered to the Company a certificate or certificates to such effect, dated the Effective Date and signed on behalf of Parent by the President or any Vice President of Parent and on behalf of Mergerco by the President or any Vice President of Mergerco.

    (b) No Changes or Destruction of Property. Between the date hereof and the Effective Time, there shall have been no change or event having a Material Adverse Effect on Parent and its subsidiaries taken as a whole; and there shall have been delivered to the Company a certificate or certificates to such effect, dated the Effective Date and signed on behalf of Parent by the President or any Vice President of Parent and on behalf of Mergerco by the President or any Vice President of Mergerco.

    (c) Comfort Letters. The Company shall have received comfort letters addressed to the Company from Arthur Andersen, the independent public accountants for Parent and for the Company, dated (i) the date of mailing of the Proxy Statement/Prospectus to the shareholders of the Company and
  (ii) the Effective Date, in each case in form and substance reasonably satisfactory to the Company, covering such matters as the Company shall reasonably request.

    (d) Tax Opinion. The Company shall have received an opinion of Holland & Hart LLP, in form and substance reasonably satisfactory to the Company, dated the Effective Date, substantially to the effect that, for federal income tax purposes:

      (i) The Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and the Company, Mergerco and Parent will each be a party to such reorganization within the meaning of
    Section 368(b) of the Code;

      (ii) No gain or loss will be recognized by Parent or the Company as a result of the Merger;

      (iii) No income, gain or loss will be recognized by the shareholders of the Company upon the exchange of their Company Common Stock for shares of Parent Common Stock or cash (or a combination thereof) pursuant to the Merger, except that gain will be recognized to the extent of cash received (excluding cash, if any, received in lieu of fractional shares of Parent Common Stock), gain or loss will be recognized with respect to cash, if any, received in lieu of fractional shares of Parent Common Stock and income will be recognized to the extent of any amount treated as interest;

      (iv) The aggregate tax basis of the shares of Parent Common Stock or cash (or a combination thereof) received in exchange for Company Common Stock pursuant to the Merger (including fractional shares of Parent Common Stock for which cash is received) will be the same as the aggregate tax basis of the Company Common Stock exchanged therefor, reduced by the amount of cash received in such exchange (excluding cash, if any, received in lieu of fractional shares of Parent Common Stock), increased by any gain recognized by reason of the receipt of such cash in such exchange, and increased by any amount treated as interest;

      (v) Except to the extent of Parent Common Stock treated as interest, the holding period for shares of Parent Common Stock received in exchange for Company Common Stock pursuant to the Merger will include the holding period of the Company Common Stock exchanged therefor, provided such Company Common Stock was held as a capital asset by the shareholder at the Effective Time; and

      (vi) A shareholder of the Company who receives cash in lieu of a fractional share of Parent Common Stock will recognize gain or loss equal to the difference, if any, between such shareholder's tax basis in such fractional share (as described in clause (iv) above) and the amount of cash received.

In rendering such opinion, Holland & Hart LLP may receive and rely upon representations of the Company, Parent and certain shareholders of the Company.

  9.3. Conditions to Obligations of Parent and Mergerco to Effect the Merger. The obligation of Parent and Mergerco to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions:

    (a) Performance of Obligations; Representations and Warranties. There shall have been no material breach by the Company in the performance of any of their respective covenants and agreements herein; none of the representations and warranties of the Company contained or referred to herein that is qualified as to materiality shall be untrue or incorrect in any respect and at the Effective Time such representations and warranties shall be true and correct as though made at the Effective Time except for changes therein specifically permitted by this Agreement or resulting from any transaction expressly consented to in writing by Parent and Mergerco or any transaction permitted by Section 7.7; none of such representations or warranties that is not so qualified shall be untrue or incorrect in any material respect and at the Effective Time such representations and warranties shall be true and correct in all material respects as though made at the Effective Time except for changes therein specifically permitted by this Agreement or resulting from any transaction expressly consented to in writing by Parent and Mergerco or any transaction permitted by Section 7.7; and there shall have been delivered to Parent and Mergerco a certificate or certificates to such effect, dated the Effective Date and signed on behalf of the Company by the President or any Vice President of the Company.

    (b) Consents Under Agreements. The Company shall have received consents, in form and substance reasonably satisfactory to Mergerco and Parent, to the transactions contemplated hereby from the other parties to all contracts, leases, agreements and permits to which the Company is a party or by which the Company or any of its assets is affected and which are specified in Schedule 9.3 or are otherwise necessary to prevent a Material Adverse Effect on the Company.

    (c) No Changes or Destruction of Property. Between the date hereof and the Effective Time, there shall have been(i) no change or event having a Material Adverse Effect on the Company; (ii) no material adverse federal or state legislative or regulatory change affecting the Company's business or its products or services; and (iii) no material damage to the Company's assets by fire, flood, casualty, act of God or the public enemy or other cause, regardless of insurance coverage for such damage; and there shall have been delivered to Parent and Mergerco a certificate or certificates to such effect, dated the Effective Date and signed on behalf of the Company by the President or any Vice President of the Company.

    (d) Comfort Letters. Parent shall have received comfort letters addressed to Parent from Arthur Andersen, the independent public accountants for Parent and for the Company, dated (i) the date of mailing of the Proxy Statement/Prospectus to the shareholders of the Company and (ii) the Effective Date, in each case in form and substance reasonably satisfactory to Parent, covering such matters as Parent shall reasonably request.

    (e) Tax Opinion. Parent shall have received an opinion of Sidley & Austin, in form and substance reasonably satisfactory to Parent, dated the Effective Date, substantially to the effect that, for federal income tax purposes:

     (i) The Merger will constitute a "reorganization" within the meaning of
   Section 368(a) of the Code, and the Company, Mergerco and Parent will each be a party to such reorganization within the meaning of Section 368(b) of the Code;

      (ii) No gain or loss will be recognized by Parent or the Company as a result of the Merger;

      (iii) No income, gain or loss will be recognized by the shareholders of the Company upon the exchange of their Company Common Stock for shares of Parent Common Stock or cash (or a combination thereof) pursuant to the Merger, except that gain will be recognized to the extent of cash received (excluding cash, if any, received in lieu of fractional shares of Parent Common Stock), gain or loss will be recognized with respect to cash, if any, received in lieu of fractional shares of Parent Common Stock and income will be recognized to the extent of any amount treated as interest;

      (iv) The aggregate tax basis of the shares of Parent Common Stock or cash (or a combination thereof) received in exchange for Company Common Stock pursuant to the Merger (including fractional shares of Parent Common Stock for which cash is received) will be the same as the aggregate tax basis of the Company Common Stock exchanged therefor, reduced by the amount of cash received in such exchange (excluding cash, if any, received in lieu of fractional shares of Parent Common Stock), increased by any gain recognized by reason of the receipt of such cash in such exchange, and increased by any amount treated as interest;

      (v) Except to the extent of Parent Common Stock treated as interest, the holding period for shares of Parent Common Stock received in exchange for Company Common Stock pursuant to the Merger will include the holding period of the Company Common Stock exchanged therefor, provided such Company Common Stock were held as a capital asset by the shareholder at the Effective Time; and

      (vi) A shareholder of the Company who receives cash in lieu of a fractional share of Parent Common Stock will recognize gain or loss equal to the difference, if any, between such shareholder's tax basis in such fractional share (as described in clause (iv) above) and the amount of cash received.

  In rendering such opinion, Sidley & Austin may receive and rely upon representations of the Company, Parent and certain shareholders of the Company.

    (f) FIRPTA Certificate. The Company shall have delivered to Parent, not more than 20 days prior to the Effective Date, a statement in accordance with Treas. Reg. (S)(S) 1.1445-2(c)(3) and 1.897-2(h) certifying that the Company is not, and has not been, a "United States real property holding corporation" for purposes of Sections 897 and 1445 of the Code, and Parent shall have no actual knowledge that such statement is false or receive a notice that the statement is false pursuant to Treas. Reg. (S) 1.1445-4. In addition, the Company shall have delivered to Parent on the Effective Date the notification to the Internal Revenue Service, in accordance with the requirements pursuant to Treas. Reg. (S) 1.897-(h)(2), of delivery of the statement referred to in the preceding sentence, signed by a responsible corporate officer of the Company. The Company acknowledges that Parent may cause the Company to file such notification with the Internal Revenue Service on or after the Effective Date.

    (g) Dissenters. Holders of not more than 1% of the Company Common Stock then outstanding shall have (i) delivered to the Company, before the Company Shareholder Meeting, a written notice of intention to demand payment of their shares of Company Common Stock pursuant to Article 113
  Section 201 of the CBCA and (ii) not voted in favor of or consented to the Merger; and there shall have been delivered to Parent and Mergerco a certificate to such effect, dated the Effective Date and signed on behalf of the Company by the President or any Vice President of the Company.

    (h) Shareholder Approval of Certain Payments. In the reasonable judgment of Parent, the "shareholder approval requirements" of Treasury Regulation
  Section 1.280G-1, Q/A-7 shall have been satisfied with respect to any payments or benefits that otherwise would constitute "excess parachute payments" as such term is defined in Section 280G of the Code as a result of the transactions contemplated by this Agreement, and the Company shall have provided Parent with written evidence thereof reasonably satisfactory to Parent.

    (i) Company Stock Options. The Company shall have received the written acknowledgment and consent, in form reasonably acceptable to Parent, of each holder of a Company Stock Option outstanding as of the Effective Time that at the Effective Time the Company Stock Option shall be converted into the rights described in Section 2.2, and that after the Effective Time neither the Company nor Parent has any obligations to such holders pursuant to such Company Stock Option, except for the obligations of Parent contained in this Agreement.

    (j) Company Warrants. The Company shall have received the written acknowledgment and consent, in form reasonably acceptable to Parent, of each holder of a Company Warrant outstanding as of the Effective Time that at the Effective Time the Company Warrant shall be converted into the rights described in Section 2.2, and that after the Effective Time neither the Company nor Parent has any obligations to such holders pursuant to such Company Warrant, except for the obligations of Parent contained in this Agreement.

    (k) Affiliate Agreements. Parent shall have received the written agreements from the Rule 145 Affiliates of the Company described in Section 7.15.

    (l) Loan and Security Agreement. The Loan and Security Agreement dated as of March 12, 1997, by and between Silicon Valley Bank and the Company shall have been terminated, and the Encumbrances arising thereunder shall have been released.

  Notwithstanding the failure of any one or more of the foregoing conditions, Parent may proceed with the Closing without satisfaction, in whole or in part, of any one or more of such conditions and without written waiver.

                                   ARTICLE X

                                  Termination

  10.1. Termination Rights. This Agreement may be terminated at any time prior to the Effective Time, whether before or after any approval by the stockholders of the Company of the matters presented in connection with the
Merger:

    (a) by mutual written consent of Parent and the Company;

    (b) by Parent if (i) the Company shall have failed to comply in any material respect with any of its covenants or agreements contained in this Agreement required to be complied with prior to the date of such termination, which failure to comply has not been cured within five business days after receipt by the Company of notice of such failure to comply, or (ii) the shareholders of the Company shall not approve the Merger at the Company Shareholder Meeting or any adjournment thereof;

    (c) by the Company if (i) Parent or Mergerco shall have failed to comply in any material respect with any of its respective covenants or agreements contained in this Agreement required to be complied with prior to the date of such termination, which failure to comply has not been cured within five business days after receipt by Parent of notice of such failure to comply, or (ii) the shareholders of the Company shall not approve the Merger at the Company Shareholder Meeting or any adjournment thereof;

    (d) by either Parent or the Company if there has been (i) a material breach by the other (or Mergerco if the Company is the terminating party) of any representation or warranty that is not qualified as to materiality or (ii) a breach by the other (or Mergerco if the Company is the terminating party) of any representation or warranty that is qualified as to materiality, in each case which breach has not been cured within five business days after receipt by the breaching party of notice of the breach; and

    (e) by either Parent or the Company if: (i) the Merger has not been effected on or prior to the close of business on August 31, 1997; provided, however, that the right to terminate this Agreement pursuant to this clause
  (e) shall not be available to any party whose willful failure to fulfill any obligation of this Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred on or prior to such date; or (ii) any court or other Governmental Entity having jurisdiction over a party hereto shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable.

  10.2. Notice of Termination. Any party desiring to terminate this Agreement pursuant to Section 10.1 shall give notice of such termination to each of the other parties to this Agreement.

  10.3. Effect of Termination. In the event that this Agreement shall be terminated pursuant to this Article X, all further obligations of the parties under this Agreement (other than Sections 11.2 and 11.10) shall be terminated without further liability of any party to the others; provided, however, that nothing herein shall relieve any party from liability for its willful breach of this Agreement.

                                  ARTICLE XI

                              General Provisions

  11.1. Survival of Obligations. All representations, warranties, covenants and obligations contained in this Agreement shall survive the consummation of the transactions contemplated by this Agreement, except that the representations and warranties of Parent shall terminate on the Closing Date and the representations and warranties of the Company shall terminate as provided in Section 3.8.

  11.2. Confidential Nature of Information. Each party agrees that it will treat in confidence all documents, materials and other information which it shall have obtained regarding the other parties during the course of the negotiations leading to the consummation of the transactions contemplated hereby (whether obtained before or after the date of this Agreement), the investigation provided for herein and the preparation of this Agreement and other related documents, and, in the event the transactions contemplated hereby shall not be consummated, each party will return to the other parties all copies of nonpublic documents and materials which have been furnished in connection therewith. Such documents, materials and information shall not be communicated to any third Person (other than, in the case of Parent and Mergerco, to their counsel, accountants, financial advisors or lenders, and in the case of the Company, to its counsel, accountants or financial advisors). No other party shall use any confidential information in any manner whatsoever except solely for the purpose of evaluating the proposed Merger; provided, however, that after the Effective Time, Parent and the Surviving Corporation may use or disclose any confidential information included in the assets of the Company as of the Effective Time or otherwise reasonably related to the assets or business of the Company. The obligation of each party to treat such documents, materials and other information in confidence shall not apply to any information which (i) is or becomes available to such party from a source other than such party, (ii) is or becomes available to the public other than as a result of disclosure by such party or its agents, (iii) is required to be disclosed under applicable law or judicial process, but only to the extent it must be disclosed, or (iv) such party reasonably deems necessary to disclose to obtain any of the consents or approvals contemplated hereby.

  11.3. No Public Announcement. No party hereto shall, without the approval of all of the other parties, make any press release or other public announcement concerning the transactions contemplated by this Agreement, except as and to the extent that any such party shall be so obligated by law or the rules of any stock exchange, in which case such party shall so advise the other parties and all parties shall use their reasonable best efforts to cause a mutually agreeable release or announcement to be issued; provided that the foregoing shall not preclude communications or disclosures necessary to implement the provisions of this Agreement or to comply with accounting and SEC disclosure obligations.

  11.4. Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given or delivered when delivered personally or four days after being mailed by registered or certified mail, return receipt requested, or one day after being sent by private overnight courier addressed as follows:

  If to Parent or Mergerco, to:

    Metromail Corporation
    360 East 22nd Street
    Lombard, Illinois 60148
    Attention:Thomas J. Quarles
                Senior Vice President and General Counsel with a copy to:

    Sidley & Austin
    One First National Plaza
    Chicago, Illinois 60603
    Attention:Dennis V. Osimitz

  If to the Company (prior to the Effective Time), to:

    Atlantes Corporation
    Suite 503
    90 Madison Street
    Denver, Colorado 80206
    Attention:E. Thomas Detmer, Jr.

  with a copy to:

    Holland & Hart LLP
    555 Seventeenth St.
    Denver, Colorado 80202-3979
    Attention:Betty Carter Arkell

  If to the Contingent Payment Committee, to:

    Jeffrey Schutz
    1428 15th Street
    Denver, Colorado 80202

or to such other address as such party may indicate by a notice delivered to the other parties hereto.

  11.5. Successors and Assigns. (a) The rights of each party under this Agreement shall not be assignable by such party prior to the Effective Time without the written consent of each of the other parties. Following the Effective Time, any party may assign any of its rights hereunder, but no such assignment shall relieve it of its obligations hereunder.

  (b) This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns. The successors and permitted assigns hereunder shall include without limitation, in the case of Parent, any permitted assignee as well as the successors in interest to such permitted assignee (whether by merger, liquidation (including successive mergers or liquidations) or otherwise). Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any Person other than the parties and successors and assigns permitted by this Section 11.5, the Contingent Payment Committee and the Record Holders any right, remedy or claim under or by reason of this Agreement.

  11.6. Entire Agreement; Amendments. This Agreement and the Exhibits and Schedules referred to herein and the documents delivered pursuant hereto contain the entire understanding of the parties hereto with regard to the subject matter contained herein or therein, and supersede all prior agreements, understandings or letters of intent between or among any of the parties hereto, including without limitation the Confidentiality Agreement. This Agreement shall not be amended, modified or supplemented except by a written instrument signed by an authorized representative of each of the parties hereto.

  11.7. Interpretation. Titles to articles and headings to sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. The Schedules and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Except as expressly stated to the contrary herein, all dollar amounts in this Agreement refer to lawful money of the United States of America.

  11.8. Waivers. Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof. Any such waiver shall be validly and sufficiently authorized for the purposes of this Agreement if, as to any party, it is authorized in writing by an authorized representative of such party. The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

  11.9. Enforcement of this Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the terms or provisions of this Agreement were not performed in accordance with their specific wording or were otherwise breached. It is accordingly agreed that each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States of America or any state having jurisdiction, such remedy being in addition to any other remedy to which any party may be entitled at law or in equity.

  11.10. Fees and Expenses. Except as otherwise provided in Section 3.8 and except that, if the Merger is consummated, Parent shall pay Wallach the amounts set forth on Schedule 5.25 at the times set forth on such Schedule in respect of its services to the Company, each of the parties hereto shall bear its own costs and expenses (including, without limitation, fees and disbursements of its counsel, accountants and other financial, legal, accounting or other advisors and any expenses incurred by or on behalf of any party in connection with the Registration Statement and the Proxy Statement/Prospectus), incurred by it in connection with the preparation, negotiation, execution, delivery and performance of this Agreement.

  11.12. Partial Invalidity. Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

  11.12. Execution in Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties hereto and delivered to each of the other parties.

  11.13. Further Assurances. From time to time after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of Mergerco, the Company or otherwise, such deeds and other instruments and to take or cause to be taken such further or other action as shall be necessary or desirable in order to vest or perfect in or to confirm, of record or otherwise, in the Surviving Corporation title to, and possession of, all of the property, rights, privileges, powers, immunities and franchises of Mergerco and the Company and otherwise carry out the purposes of this Agreement.

  11.14. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws (as opposed to the conflicts of law provisions) of the State of Colorado.

  11.15. Submission to Jurisdiction. Each of the parties hereto hereby irrevocably submits in any suit, action or proceeding arising out of or related to this Agreement or any of the transactions contemplated hereby to the non-exclusive jurisdiction of the United States District Court for the Northern District of Illinois and the jurisdiction of any court of the State of Illinois located in Chicago, Illinois, and irrevocably waives any immunity from the jurisdiction of such courts and any claim of improper venue, forum non conveniens or any similar objection which it might otherwise be entitled to raise in any such suit, action or proceeding.

  11.16. Arbitration. Any controversy arising under, out of, in connection with, or relating to, this Agreement, and any amendment hereof, or the breach hereof, shall be determined and settled by arbitration in Denver, Colorado, by a person or persons mutually agreed upon, or in the event of a disagreement as to the selection of the arbitrator or arbitrators, in accordance with the rules of the American Arbitration Association, except that nothing in this Section shall preclude any party from seeking injunctive relief or specific performance in any court of competent jurisdiction. Any award rendered therein shall specify the findings of fact of the arbitrator or arbitrators and the reasons for such award, with reference to and reliance on relevant law. Any such award shall be final and binding on all of the parties thereto and their successors and assigns, and judgment may be entered thereon by any court having jurisdiction thereof.

  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.

                                          METROMAIL CORPORATION

                                                /s/ Susan L. Henricks
                                          By___________________________________
                                            Name: Susan L. Henricks
                                            Title:President and CEO

(Corporate Seal)

ATTEST:

    /s/ Daniel G. Kazan
By_____________________________
 Name: Daniel G. Kazan
 Title:Assistant Secretary

                                          MML MERGING COMPANY

                                                /s/ Susan L. Henricks
                                          By___________________________________
                                            Name: Susan L. Henricks
                                            Title:President

ATTEST:

    /s/ Daniel G. Kazan
By_____________________________
 Name: Daniel G. Kazan
 Title:Assistant Secretary

                                          ATLANTES CORPORATION

                                              /s/ E. Thomas Detmer, Jr.
                                          By___________________________________
                                            Name: E. Thomas Detmer, Jr.
                                            Title:President and CEO

(Corporate Seal)

(ATTEST)

   /s/ Kenneth W. Edwards
By_____________________________
 Name: Kenneth W. Edwards
 Title:Secretary

                                                                        ANNEX B

                                  ARTICLE 113

                              DISSENTERS' RIGHTS

                                    PART 1

                     RIGHT OF DISSENT--PAYMENT FOR SHARES

  7-113-101 DEFINITIONS. For purposes of this article:

  (1) "Beneficial shareholder" means the beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

  (2) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring domestic or foreign corporation by merger or share exchange of that issuer.

  (3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 7-113-102 and who exercises that right at the time and in the manner required by part 2 of this article.

  (4) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action except to the extent that exclusion would be inequitable.

  (5) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at the legal rate as specified in section 5-12-101,C.R.S.

  (6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares that are registered in the name of a nominee to the extent such owner is recognized by the corporation as the shareholder as provided in section 7-107-204.

  (7) "Shareholder" means either a record shareholder or a beneficial shareholder.

  7-113-102 RIGHT TO DISSENT. (1) A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of any of the following corporate actions:

  (a) Consummation of a plan of merger to which the corporation is a party if:

    (I) Approval by the shareholders of that corporation is required for the merger by section 7-111-103 or 7-111-104 or by the articles of incorporation; or

    (II) The corporation is a subsidiary that is merged with its parent corporation under section 7-111-104;

  (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired;

  (c) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of the corporation for which a shareholder vote is required under section 7-112-102(.1I); and

  (d) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the consent of the corporation to the disposition pursuant to section 7-112-102(2).

  (1.3) A shareholder is not entitled to dissent and obtain payment, under subsection (I) of this section, of the fair value of the shares of any class or series of shares which either were listed on a national securities exchange registered under the federal "Securities Exchange Act of 1934", as amended, or on the national market system of the National Association of Securities Dealers Automated Quotation System, or were held of record by more than two thousand shareholders, at the time of:

  (a) The record date fixed under section 7-107-107 to determine the shareholders entitled to receive notice of the shareholders' meeting at which the corporate action is submitted to a vote;

  (b) The record date fixed under section 7-107-104 to determine shareholders entitled to sign writings consenting to the corporate action; or

  (c) The effective date of the corporate action if the corporate action is authorized other than by a vote of shareholders.

  (1.8) The limitation set forth in subsection (1.3) of this section shall not apply if the shareholder will receive for the shareholder's shares, pursuant to the corporate action, anything except:

  (a) Shares of the corporation surviving the consummation of the plan of merger or share exchange;

  (b) Shares of any other corporation which at the effective date of the plan of merger or share exchange either will be listed on a national securities exchange registered under the federal "Securities Exchange Act of 1934", as amended, or on the national market system of the National Association of Securities Dealers Automated Quotation System, or will be held of record by more than two thousand shareholders;

  (c) Cash in lieu of fractional shares; or

  (d) Any combination of the foregoing described shares or cash in lieu of fractional shares.

  (2.5) A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of a reverse split that reduces the number of shares owned by the shareholder to a fraction of a share or to scrip if the fractional share or scrip so credited is to be acquired for cash or the scrip is to be voided under section 7-106-104.

  (3) A shareholder is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of any corporate action to the extent provided by the by-laws or a resolution of the board of directors.

  (4) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this article may not challenge the corporate action creating such entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

  7-113-103 DISSENT BY NOMINEES AND BENEFICIAL OWNERS. (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the record shareholder's name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and causes the corporation to receive written notice which states such dissent and the name, address, and federal taxpayer identification number, if any, of each person on whose behalf the record shareholder asserts dissenters' rights. The rights of a record shareholder under this subsection (1) are determined as if the shares as to which the record shareholder dissents and the other shares of the record shareholder were registered in the names of different shareholders.

  (2) A beneficial shareholder may assert dissenters' rights as to the shares held on the beneficial shareholder's behalf only if:

  (a) The beneficial shareholder causes the corporation to receive the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

  (b) The beneficial shareholder dissents with respect to all shares beneficially owned by the beneficial shareholder.

  (3) The corporation may require that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each such beneficial shareholder must certify to the corporation that the beneficial shareholder and the record shareholder or record shareholders of all shares owned beneficially by the beneficial shareholder have asserted, or will timely assert, dissenters' rights as to all such shares as to which there is no limitation on the ability to exercise dissenters' rights. Any such requirement shall be stated in the dissenters' notice given pursuant to section 7-113-203.

                                    PART 2

                 PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

  7-113-201 NOTICE OF DISSENTERS' RIGHTS. (1) If a proposed corporate action creating dissenters' rights under section 7-113-102 is submitted to a vote at a shareholder's meeting, the notice of the meeting shall be given to all shareholders, whether or not entitled to vote. The notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and shall be accompanied by a copy of this article and the materials, if any, that, under articles 101 to 117 of this title, are required to be given to shareholders entitled to vote on the proposed action at the meeting. Failure to give notice as provided by this subsection (1) shall not affect any action taken at the shareholders' meeting for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder's shares under this article by reason of the shareholder's failure to comply with the provisions of section 7-113-202(1).

  (2) If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104, any written or oral solicitation of a shareholder to execute a writing consenting to such action contemplated in section 7-107-104 shall be accompanied or preceded by a written notice stating that shareholders are or may be entitled to assert dissenters' rights under this article, by a copy of this article, and by the materials, if any, that, under articles 101 to 117 of this title, would have been required to be given to shareholders entitled to vote on the proposed action if the proposed action were submitted to a vote at a shareholders' meeting. Failure to give notice as provided by this subsection
(2) shall not affect any action taken pursuant to section 7-107-104 for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder's shares under this article by reason of the shareholder's failure to comply with the provisions of section 7-113-202(2).

  7-113-202 NOTICE OF INTENT TO DEMAND PAYMENT. (1) If a proposed corporate action creating dissenters' rights under section 7-113-102 is submitted to a vote at a shareholders' meeting and if notice of dissenters' rights has been given to such shareholder in connection with the action pursuant to section 7-113-201(1), a shareholder who wishes to assert dissenters' rights shall:

  (a) Cause the corporation to receive, before the vote is taken, written notice of the shareholder's intention to demand payment for the shareholder's shares if the proposed corporate action is effectuated; and

  (b) Not vote the shares in favor of the proposed corporate action.

  (2) If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104 and if notice of dissenters' rights has been given to such shareholder in connection with the action pursuant to section 7-113-201(2) a shareholder who wishes to assert dissenters' rights shall not execute a writing consenting to the proposed corporate action.

  (3) A shareholder who does not satisfy the requirements of subsection (1) or
(2) of this section is not entitled to demand payment for the shareholder's shares under this article.

  7-113-203 DISSENTERS' NOTICE. (1) If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized, the corporation shall give a written dissenters' notice to all shareholders who are entitled to demand payment for their shares under this article.

  (2) The dissenters' notice required by subsection (1) of this section shall be given no later than ten days after the effective date of the corporate action creating dissenters' rights under section 7-113-102 and shall:

  (a) State that the corporate action was authorized and state the effective date or proposed effective date of the corporate action;

  (b) State an address at which the corporation will receive payment demands and the address of a place where certificates for certificated shares must be deposited;

  (c) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

  (d) Supply a form for demanding payment, which form shall request a dissenter to state an address to which payment is to be made;

  (e) Set the date by which the corporation must receive the payment demand and certificates for certificated shares, which date shall not be less than thirty days after the date the notice required by subsection (1) of this section is given;

  (f) State the requirement contemplated in section 7-113-103(3), if such requirement is imposed; and

  (g) Be accompanied by a copy of this article.

  7-113-204 PROCEDURE TO DEMAND PAYMENT. (1) A shareholder who is given a dissenters' notice pursuant to section 7-113-203 and who wishes to assert dissenters' rights shall, in accordance with the terms of the dissenters' notice:

  (a) Cause the corporation to receive a payment demand, which may be the payment demand form contemplated in section 7-113-203(2)(d), duly completed, or may be stated in another writing; and

  (b) Deposit the shareholder's certificates for certificated shares.

  (2) A shareholder who demands payment in accordance with subsection (1) of this section retains all rights of a shareholder, except the right to transfer the shares, until the effective date of the proposed corporate action giving rise to the shareholder's exercise of dissenters' rights and has only the right to receive payment for the shares after the effective date of such corporate action.

  (3) Except as provided in section 7-113-207 or 7-113-209(1)(b), the demand for payment and deposit or certificates are irrevocable.

  (4) A shareholder who does not demand payment and deposit the shareholder's share certificates as required by the date or dates set in the dissenters' notice is not entitled to payment for the shares under this article.

  7-113-205 UNCERTIFICATED SHARES. (1) Upon receipt of a demand for payment under section 7-113-204 from a shareholder holding uncertificated shares, and in lieu of the deposit of certificates representing the shares, the corporation may restrict the transfer thereof.

  (2) In all other respects, the provisions of section 7-113-204 shall be applicable to shareholders who own uncertificated shares.

  7-113-206 PAYMENT. (1) Except as provided in section 7-113-208, upon the effective date of the corporate action creating dissenters' rights under section 7-113-102 or upon receipt of a payment demand pursuant to section 7-113-204, whichever is later, the corporation shall pay each dissenter who complied with section 7-113-204, at the address stated in the payment demand, or is no such address is stated in the payment demand, at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares, the amount the corporation estimates to be the fair value of the dissenter's shares, plus accrued interest.

  (2) The payment made pursuant to subsection (1) of this section shall be accompanied by:

  (a) The corporation's balance sheet as of the end of its most recent fiscal year or, if that is not available, the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, and, if the corporation customarily provides such statements to shareholders, a statement of changes in shareholders' equity for that year and a statement of cash flow for that year, which balance sheet and statements shall have been audited if the corporation customarily provides audited financial statements to shareholders, as well as the latest available financial statements, if any, for the interim or full-year period, which financial statements need not be audited;

  (b) A statement of the corporation's estimate of the fair value of the shares;

  (c) An explanation of how the interest was calculated;

  (d) A statement of the dissenters' right to demand payment under section 7-113-209; and

  (e) A copy of this article.

  7-113-207 FAILURE TO TAKE ACTION. (1) If the effective date of the corporate action creating dissenters' rights under section 7-113-102 does not occur within sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

  (2) If the effective date of the corporate action creating dissenters' rights under section 7-113-102 occurs more than sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, then the corporation shall send a new dissenters' notice, as provided in section 7-113-293, and the provisions of sections 7-113-204 to 7-113-209 shall again be applicable.

  7-113-208 SPECIAL PROVISIONS RELATING TO SHARES ACQUIRED AFTER ANNOUNCEMENT OF PROPOSED CORPORATE ACTION. (1) The corporation may, in or with the dissenters' notice given pursuant to section 7-113-203, state the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters' rights under section 7-113-102 and state that the dissenter shall certify in writing, in or with the dissenter's payment demand under section 7-113-204, whether or not the dissenter (or the person on whose behalf dissenters' rights are asserted) acquired beneficial ownership of the shares before that date. With respect to any dissenter who does not so certify in writing, in or with the payment demand, that the dissenter or the person on whose behalf the dissenter asserts dissenters' rights acquired beneficial ownership of the shares before such date, the corporation may, in lieu of making the payment provided in section 7-113-206, offer to make such payment if the dissenter agrees to accept it in full satisfaction of the demand.

  (2) An offer to make payment under subsection (1) of this section shall include or be accompanied by the information required by section 7-113-206(2).

  7-113-209 PROCEDURE IF DISSENTER IS DISSATISFIED WITH PAYMENT OR OFFER. (1) A dissenter may give notice to the corporation in writing of the dissenter's estimate of the fair value of the dissenter's shares and of the amount of interest due and may demand payment of such estimate, less any payment made under section 7-113-206, or reject the corporation's offer under section 7-113-208 and demand payment of the fair value of the shares and interest due, if:

  (a) The dissenter believes that the amount paid under section 7-113-206 or offered under section 7-113-208 is less than the fair value of the shares or that the interest due was incorrectly calculated.

  (b) The corporation fails to make payment under section 7-113-206 within sixty days after the date set by the corporation by which the corporation must receive the payment demand; or

  (c) The corporation does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares as required by section 7-113-207(1).

  (2) A dissenter waives the right to demand payment under this section unless the dissenter causes the corporation to receive the notice required by subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

                                    PART 3

                         JUDICIAL APPRAISAL OF SHARES

  7-113-301 COURT ACTION. (1) If a demand for payment under section 7-113-209 remains unresolved, the corporation may, within sixty days after receiving the payment demand, commence a proceeding and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay to each dissenter whose demand remains unresolved the amount demanded.

  (2) The corporation shall commence the proceeding described in subsection
(1) of this section in the district court of the county in this state where the corporation's principal office is located or, if the corporation has no principal office in this state, in the district court of the county in which its registered office is located. If the corporation is a foreign corporation without a registered office, it shall commence the preceding in the county where the registered office of the domestic corporation merged into, or whose shares were acquired by the foreign corporation was located.

  (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unresolved parties to the proceeding commenced under subsection (2) of this section as in an action against their shares, and all parties shall be served with a copy of the petition. Service on each dissenter shall be by registered or certified mail, to the address stated in such dissenter's payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares, or as provided by law.

  (4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to such order. The parties to the proceeding are entitled to the same discovery rights as parties in other civil proceedings.

  (5) Each dissenter made a party to the proceeding commenced under subsection
(2) of this section is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or for the fair value, plus interest, of the dissenter's shares for which the corporation elected to withhold payment under section 7-113-208.

  7-113-302 COURT COSTS AND COUNSEL FEES. (1) The court in an appraisal proceeding commenced under section 7-113-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation; except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 7-113-209.

  (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

  (a) Against the corporation and in favor of any dissenters if the court finds the corporation did not substantially comply with the requirements of part 2 of this article; or

  (b) Against either the corporation or one or more dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

  (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to said counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefitted.

                       [LETTERHEAD THE WALLACH COMPANY]
                                                                        ANNEX C

                                                                   May 17, 1997

The Board of Directors
Atlantes Corporation
90 Madison Street
Denver, CO 80206

Members of the Board:

  You have requested our opinion as to the fairness, from a financial point of view, to the common shareholders of Atlantes Corporation (the "Company") of the proposed merger (the "Merger") of MML Merging Company, a wholly owned subsidiary of Metromail Corporation ("Acquiror"), with and into the Company, pursuant to the Merger Agreement dated May 17, 1997 (the "Agreement"). Under the terms of the Agreement, each outstanding share of Company common stock, no par value, will be converted into 1.241 shares of Acquiror common stock, $.01 par value (the "Company/Acquiror Exchange Ratio") or into $25.99 in cash. In addition, each common shareholder of the Company may be entitled to future payments ("Contingent Payment Amount") of Acquiror common stock if certain performance criteria are met by the Company following the Merger. While the management of the Company believes that these performance criteria can be met, there can be no assurance that they will be attained or that any future consideration will be received by the Company's shareholders.

  In arriving at our opinion, we have, among other things:

    i.reviewed certain financial statements and other financial information of the Company;

    ii.reviewed the current condition and growth prospects for the Company, including financial data prepared by Company management;

    iii.discussed the past and current operations and financial conditions and the prospectus of the Company, including the need for future equity capital, with Company management;

    iv.considered the prospect for value, liquidity, and growth if the Company were to remain independent;

    v.reviewed the process used in marketing the Company, including a review of the potential acquirors contacted and their responses relative to a potential acquisition of the Company;

    vi.compared the various offers received from interested parties and determined that the Acquiror offer represented the highest value in absolute terms;

    vii.examined the price and trading activity for Acquiror;

    viii. reviewed the Agreement among Acquiror and the Company;

    ix.analyzed the price obtainable for the Company's shares at this time compared with the risks involved and possible price available at a later time;

    x.reviewed the implications for the Company's shareholders receiving Acquiror stock with regards to prospects for value, liquidity, dividend yield and growth;

    xi.met with Acquiror management and reviewed certain publicly available financial statements of Acquiror;

    xii.evaluated the future growth prospects of Acquiror following the Merger.

  We have assumed without independent verification the accuracy and completeness of the financial and other information regarding the Company that was provided to potential acquirors. We have not prepared or acquired an independent valuation or appraisal of any of the assets. With respect to business plans and forecasts, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company. Furthermore, we have assumed that the Merger will be consummated on a timely basis in accordance with its terms and pursuant to the Agreement. We have also taken into account our assessment of general economic, market and financial conditions as they exist, as well as our experience in connection with similar transactions and securities valuations generally. Our opinion necessarily is based upon conditions as they exist and can be evaluated as of the date of this opinion.

  The Wallach Company is an investment banking firm engaged in the valuation of business and their securities in connection with mergers and acquisitions, private placements, and valuations for corporate and other purposes. The Wallach Company, as the Company's financial adviser, assisted with the marketing and negotiations leading to the Agreement for which it has and will receive compensation.

  It is understood that this letter is for the information of the Company's Board of Directors only and may not be used for any other purpose without our prior written consent, provided, however, that we hereby consent to the inclusion of this opinion in any registration statement or proxy statement used in connection with the Merger so long as the opinion is included in its entirety in such registration statement or proxy statement.

  Based on our analysis of the foregoing, the assumptions described above and upon such other factors we deem relevant, it is our opinion that, as of the date hereof, the consideration to be received by each of the Company's shareholders in the Merger, including the Company/Acquiror Exchange Ratio and the potential Contingent Payment Amount, is fair to the Company's shareholders from a financial point of view.

                                          The Wallach Company, Inc.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Reference is made to Section 145 ("Section 145") of General Corporation Law of the State of Delaware (the "Delaware GCL") which provides for indemnification of directors and officers in certain circumstances.

  In accordance with Section 102(b)(7) of the Delaware GCL, the Registrant's Restated Certificate of Incorporation provides that directors shall not be personally liable for monetary damages for breaches of their fiduciary duty as directors except for (i) breaches of their duty of loyalty to the Registrant or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (iii) certain transactions under Section 174 of the Delaware GCL (unlawful payment of dividends) or (iv) transactions from which a director derives an improper personal benefit.

  The Restated Certificate of Incorporation of the Registrant provides for indemnification of directors and officers to the full extent provided by the Delaware GCL, as amended from time to time. It states that the indemnification provided therein shall not be deemed exclusive. The Registrant may maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant, or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Registrant would have the power to indemnify such person against such expense, liability or loss, under the provisions of the Delaware GCL.

  Pursuant to Section 145 and the Restated Certificate of Incorporation, the Registrant maintains directors' and officers' liability insurance coverage.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) The following is a list of Exhibits included as part of this Registration Statement. Items marked with an asterisk are filed herewith.

       2.1 Agreement and Plan of Merger dated as of May 17, 1997 by and among Metromail, MML Merging Company and Atlantes Cor-poration (included as Annex A to the Proxy Statement/ Pro-spectus). Schedules and exhibits to the Agreement and Plan of Merger are omitted pursuant to Item 601(b)(2) of Regu-lation S-K. Metromail hereby agrees to furnish copies of such schedules and exhibits to the SEC upon request.
       3.1     Third Restated Certificate of Incorporation of Metromail
               Corporation, as amended. (2)
       3.2     By-laws of Metromail Corporation. (1)
       4.      Rights Agreement, dated as of February 24, 1997, between
               Metromail Corporation and American Stock Transfer and
               Trust Company, as Rights Agent. (3)
     **5. Opinion of Sidley & Austin regarding the legality of the securities being registered.
      *8.1 Opinion of Sidley & Austin regarding certain federal in-come tax consequences of the merger.
      10.1     Form of Transition Services Agreement between Metromail
               Corporation and R. R. Donnelley. (1)
      10.2     Form of Sales Agreement between Metromail Corporation and
               R.R. Donnelley. (1)
      10.3     Form of Benefit Administration Services Agreement between
               Metromail Corporation and R. R. Donnelley. (1)
      10.4     Form of Data Center Services Agreement between Metromail
               Corporation and R. R. Donnelley. (1)

       10.5    Form of Tax Allocation and Indemnification Agreement be-
               tween Metromail Corporation and R. R. Donnelley. (1)
       10.6    Employment Agreement between Metromail Corporation and
               Barton L. Faber. (1)
       10.7    Employment Agreement between Metromail Corporation and Su-
               san L. Henricks. (1)
       10.8    Employment Agreement between Metromail Corporation and
               Ronald G. Eidell. (2)
       10.9    Employment Agreement between Metromail Corporation and
               Thomas J. Quarles. (2)
       10.10   Employment Agreement dated June 16, 1994 between Customer
               Insight Company and Tery R. Larrew. (1)
       10.11   Management Agreement between Metromail Corporation and
               Barton L. Faber. (2)
       10.12   Management Agreement between Metromail Corporation and Su-
               san L. Henricks. (2)
       10.13   Management Agreement between Metromail Corporation and
               Ronald G. Eidell. (2)
       10.14   Management Agreement between Metromail Corporation and
               Thomas J. Quarles. (2)
       10.15   Management Agreement between Metromail Corporation and
               Tery R. Larrew. (2)
       10.16   Amended and Restated Metromail Corporation 1996 Stock In-
               centive Plan. (5)
       10.17   Metromail Corporation 1996 Broad-Based Employee Stock
               Plan. (1)
       10.18   Metromail Corporation 1997 Employee Stock Purchase Plan.
               (6)
       10.19   Metromail Corporation Directors' Deferred Retainer Plan.
               (2)
       10.20   Form of Credit Agreement among Metromail Corporation and
               certain Subsidiaries, as Borrower, the Banks named therein and the First National Bank of Chicago, as Administrative
               Agent. (2)
       10.21   Registration Rights Agreement, dated as of February 24,
               1997, between Metromail Corporation and R. R. Donnelley.
               (4)
       10.22   Acknowledgment and Agreement, dated as of February 24,
               1997, between Metromail Corporation and R. R. Donnelley.
               (4)
       21.     List of Subsidiaries of Metromail Corporation. (2)
      *23.1    Consent of Arthur Andersen LLP.
      *23.2    Consent of Arthur Andersen LLP.
     **24.     Powers of Attorney.
     **99.1    Voting Agreement, dated as of May 17, 1997, between CVM
               Equity Fund III, Ltd. and Metromail Corporation.
     **99.2    Voting Agreement, dated as of May 17, 1997, between CVM
               Equity Fund IV, Ltd. and Metromail Corporation.
      *99.3    Form of Proxy to be mailed to the shareholders of Atlan-
               tes.
      *99.4    Form of Election.

--------

**Previously filed.

(1) Filed as an Exhibit to Metromail Corporation's Registration Statement on Form S-1 (No. 333-2042) that became effective on June 13, 1996, and incorporated herein by reference.
(2) Filed as an Exhibit to Metromail Corporation's Annual Report on Form 10-K for the year ended December 31, 1996, and incorporated herein by reference.
(3) Filed as an Exhibit to Metromail Corporation's Registration Statement on Form 8-A, filed on February 26, 1997, and incorporated herein by reference.
(4) Filed as an Exhibit to Metromail Corporation's Current Report on Form 8-K dated February 24, 1997, and incorporated herein by reference.
(5) Filed as an Exhibit to Metromail Corporation's Registration Statement on Form S-8 (No. 333-28143) that became effective on May 30, 1997, and incorporated herein by reference.

(6) Filed as an Exhibit to Metromail Corporation's Registration Statement on Form S-8 (No. 333-28137) that became effective on May 30, 1997, and incorporated herein by reference.

  (b) The following financial statement schedule is included as part of this Registration Statement immediately following the signature page:

  Schedule II--Valuation and Qualifying Accounts

  All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

  (c) Not applicable.

ITEM 22. UNDERTAKINGS.

  (a) The undersigned Registrant hereby undertakes:

    (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13 (a) or 15 (d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15 (d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145 (c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10 (a) (3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT AMENDMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN LOMBARD, ILLINOIS ON JUNE 18, 1997.

                                          Metromail Corporation

                                               /s/ Kenneth A. Glowacki
                                          By: _________________________________

                                                 Kenneth A. Glowacki

                                               Vice President, Finance

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT AMENDMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----


                 *                   Director and Chairman           June 18, 1997
____________________________________  (principal executive
          Barton L. Faber             officer)

                 *                   Director, President and         June 18, 1997
____________________________________  Chief Executive Officer
         Susan L. Henricks

                 *                   Senior Vice President and       June 18, 1997
____________________________________  Chief Financial Officer
          Ronald G. Eidell            (principal financial
                                      officer)

    /s/ Kenneth A. Glowacki          Vice President, Finance         June 18, 1997
____________________________________  (principal accounting
        Kenneth A. Glowacki           officer)

                 *                   Director                        June 18, 1997
____________________________________
        Robert C. McCormack

                 *                   Director                        June 18, 1997
____________________________________
          Peter F. Murphy

                 *                   Director                        June 18, 1997
____________________________________
          Jonathan P. Ward


  /s/ Thomas J. Quarles
*By: __________________________

    Thomas J. Quarles
       Attorney-in-Fact

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

  We have audited in accordance with generally accepted auditing standards, the consolidated and combined financial statements of Metromail Corporation and Affiliates included in this registration statement and have issued our report thereon dated January 21, 1997. Our audit was made for the purpose of forming an opinion on the basic financial statements as a whole. The schedule immediately following this report is presented for purposes of complying with the Securities and Exchange Commissions rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          Arthur Andersen LLP

Chicago, Illinois
January 21, 1997

                     METROMAIL CORPORATION AND AFFILIATES

                SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                (IN THOUSANDS)

                                                                      DEDUCTIONS--
                                                ADDITIONS              WRITE-OFFS
                            BALANCE  --------------------------------   OF TRADE
   SALES ALLOWANCES AND     AT THE   CHARGES    CHARGES   CHARGES TO  RECEIVABLES, BALANCE AT
 ALLOWANCES FOR DOUBTFUL   BEGINNING    TO        TO         OTHER       NET OF      END OF
         ACCOUNTS          OF PERIOD SALES(1) EXPENSES(2) ACCOUNTS(3)  RECOVERIES    PERIOD
 -----------------------   --------- -------- ----------- ----------- ------------ ----------
 For the Year Ended
  December 31, 1995......    3,586    5,067      2,180        465        (7,333)     3,965
 For the Year Ended
  December 31, 1996......    3,965    4,979      2,143        --         (6,626)     4,461

--------
(1) These amounts represent provisions for sales allowances that are included in net sales.
(2) These amounts represent provisions for doubtful accounts that are included in general and administrative expenses.
(3) Represent additions to the reserve resulting from the purchase of ICD in 1995.

                                 EXHIBIT INDEX

 EXHIBIT NO.                         DESCRIPTION
 -----------                         -----------
   2.1       Agreement and Plan of Merger dated as of May 17, 1997 by
             and among Metromail, MML Merging Company and Atlantes Cor-
             poration (included as Annex A to the Proxy Statement/ Pro-
             spectus). Schedules and exhibits to the Agreement and Plan of Merger are omitted pursuant to Item 601(b)(2) of Regula-
             tion S-K. Metromail hereby agrees to furnish copies of such schedules and exhibits to the SEC upon request.
   3.1       Third Restated Certificate of Incorporation of Metromail
             Corporation, as amended. (2)
   3.2       By-laws of Metromail Corporation. (1)
   4.        Rights Agreement, dated as of February 24, 1997, between
             Metromail Corporation and American Stock Transfer and Trust
             Company, as Rights Agent. (3)
 **5.        Opinion of Sidley & Austin regarding the legality of the
             securities being registered.
  *8.1       Opinion of Sidley & Austin regarding certain federal income tax consequences of the merger.
  10.1       Form of Transition Services Agreement between Metromail
             Corporation and R. R. Donnelley. (1)
  10.2       Form of Sales Agreement between Metromail Corporation and
             R.R. Donnelley. (1)
  10.3       Form of Benefit Administration Services Agreement between
             Metromail Corporation and R. R. Donnelley. (1)
  10.4       Form of Data Center Services Agreement between Metromail
             Corporation and R. R. Donnelley. (1)
  10.5       Form of Tax Allocation and Indemnification Agreement be-
             tween Metromail Corporation and R. R. Donnelley. (1)
  10.6       Employment Agreement between Metromail Corporation and Bar-
             ton L. Faber. (1)
  10.7       Employment Agreement between Metromail Corporation and Su-
             san L. Henricks. (1)
  10.8       Employment Agreement between Metromail Corporation and Ron-
             ald G. Eidell. (2)
  10.9       Employment Agreement between Metromail Corporation and
             Thomas J. Quarles. (2)
  10.10      Employment Agreement dated June 16, 1994 between Customer
             Insight Company and Tery R. Larrew. (1)
  10.11      Management Agreement between Metromail Corporation and Bar-
             ton L. Faber. (2)
  10.12      Management Agreement between Metromail Corporation and Su-
             san L. Henricks. (2)
  10.13      Management Agreement between Metromail Corporation and Ron-
             ald G. Eidell. (2)
  10.14      Management Agreement between Metromail Corporation and
             Thomas J. Quarles. (2)
  10.15      Management Agreement between Metromail Corporation and Tery
             R. Larrew. (2)
  10.16      Amended and Restated Metromail Corporation 1996 Stock In-
             centive Plan. (5)
  10.17      Metromail Corporation 1996 Broad-Based Employee Stock Plan.
             (1)
  10.18      Metromail Corporation 1997 Employee Stock Purchase Plan.
             (6)
  10.19      Metromail Corporation Directors' Deferred Retainer Plan.
             (2)

 EXHIBIT NO.                         DESCRIPTION
 -----------                         -----------
   10.20     Form of Credit Agreement among Metromail Corporation and
             certain Subsidiaries, as Borrower, the Banks named therein and the First National Bank of Chicago, as Administrative
             Agent. (2)
   10.21     Registration Rights Agreement, dated as of February 24,
             1997, between Metromail Corporation and R. R. Donnelley.
             (4)
   10.22     Acknowledgment and Agreement, dated as of February 24,
             1997, between Metromail Corporation and R. R. Donnelley.
             (4)
   21.       List of Subsidiaries of Metromail Corporation. (2)
  *23.1      Consent of Arthur Andersen LLP.
  *23.2      Consent of Arthur Andersen LLP.
 **24.       Powers of Attorney.
 **99.1      Voting Agreement, dated as of May 17, 1997, between CVM Eq-
             uity Fund III, Ltd. and Metromail Corporation.
 **99.2      Voting Agreement, dated as of May 17, 1997, between CVM Eq-
             uity Fund IV, Ltd. and Metromail Corporation.
  *99.3      Form of Proxy to be mailed to the shareholders of Atlantes.
  *99.4      Form of Election.

--------

**Previously filed.
(1) Filed as an Exhibit to Metromail Corporation's Registration Statement on Form S-1 (No. 333-2042) that became effective on June 13, 1996, and incorporated herein by reference.
(2) Filed as an Exhibit to Metromail Corporation's Annual Report on Form 10-K for the year ended December 31, 1996, and incorporated herein by reference.
(3) Filed as an Exhibit to Metromail Corporation's Registration Statement on Form 8-A, filed on February 26, 1997, and incorporated herein by reference.
(4) Filed as an Exhibit to Metromail Corporation's Current Report on Form 8-K dated February 24, 1997, and incorporated herein by reference.
(5) Filed as an Exhibit to Metromail Corporation's Registration Statement on Form S-8 (No. 333-28143) that became effective on May 30, 1997, and incorporated herein by reference.
(6) Filed as an Exhibit to Metromail Corporation's Registration Statement on Form S-8 (No. 333-28137) that became effective on May 30, 1997, and incorporated herein by reference.

PROXY                         ATLANTES CORPORATION

  This Proxy is solicited on behalf of the Board of Directors of Atlantes Corporation for a special meeting of the shareholders to be held on June 30, 1997.

  The undersigned does hereby appoint Kenneth W. Edwards, Jr. and E. Thomas Detmer, Jr., or either of them, as proxies of the undersigned, with full power of substitution, to vote all of the shares of the Common Stock of Atlantes Corporation (the "Company"), which the undersigned is entitled to vote at the Special Meeting of Shareholders to be held on June 30, 1997, commencing at 2:00 p.m. local time, at the Company's headquarters located at 90 Madison Street, Denver, CO 80206, and at any or all adjournments of said meeting, and instructs them to vote as follows:

  1. PROPOSAL TO APPROVE THE AGREEMENT AND PLAN OF MERGER, DATED MAY 17, 1997, AMONG METROMAIL CORPORATION, MML MERGING COMPANY AND THE COMPANY (THE "AGREEMENT AND PLAN OF MERGER").
                         [_] FOR[_] AGAINST[_] ABSTAIN

  2. PROPOSAL TO APPROVE THE ACCELERATION OF VESTING OF UNVESTED STOCK OPTIONS HELD BY THE CHAIRMAN OF THE BOARD OF THE COMPANY THAT COULD OTHERWISE RESULT IN "PARACHUTE PAYMENTS" FOR FEDERAL INCOME TAX PURPOSES.
                         [_] FOR[_] AGAINST[_] ABSTAIN

  3. In their discretion, the Proxies are authorized to vote upon any other proposal which may properly come before the meeting or adjournment thereof.

  THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE PROPOSAL TO APPROVE THE AGREEMENT AND PLAN OF MERGER AND FOR THE PROPOSAL TO APPROVE THE ACCELERATION OF VESTING OF UNVESTED STOCK OPTIONS HELD BY THE CHAIRMAN OF THE BOARD OF THE COMPANY.

  Please sign exactly as name (or names) appears below. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

                                   Dated: _____________________________________

                                   --------------------------------------------

                                   Printed Name of Shareholder

                                   --------------------------------------------
                                                    Signature

                                   --------------------------------------------
                                   Signature if held jointly

 PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED
                                   ENVELOPE.